082-35090

08001251

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Boart Longyear Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FILE NO. 82- 35090

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

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OICF/BY: dw

DAT : 3/14/08

BOART LONGYEAR

Boart Longyear Limited 082-35090

Corporate Office

2640 West 1700 South, Salt Lake City
PO Box 27314, Salt Lake City, Utah 84127, USA
Tel: +1 801 972-6430 • Fax: +1 801 977-3374

E-mail: info@boartlongyear.com

www.boartlongyear.com

RECEIVED

2008 MAR 13 A 10:45

4 March 2008

Sent Via Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

AR/S
12-31-07

Re: Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, Boart Longyear Limited (the "Company") hereby furnishes to the Securities and Exchange Commission one copy of the following announcements: (1) 2007 Results Announcement Date, submitted on February 22, 2008; (2) 2007 Results Announcement 2, submitted on February 22, 2008; (3) Acquisition of Britton Brothers Diamond Drilling, submitted on February 25, 2008; (4) Appendix 4E and Full Year Statutory Accounts, submitted on February 29, 2008; (5) Analyst Presentation – Full Year Results, submitted on February 29, 2008; (6) Press Release – Full Year Results, submitted on February 29, 2008; and (7) Replacement Full Year Financials – non material changes, submitted on March 3, 2008. These announcements were submitted by the Company to the Australian Securities and Investments Commission and distributed by the Company to its security holders on the dates referenced above.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this submission, please contact the undersigned at (801) 954-2492.

Very truly yours,

Fabrizio Rasetti
Senior Vice President and General Counsel

Enclosures

ANNOUNCEMENT

ASX

Friday 22 February 2008

Boart Longyear Full Year Announcement 2007

Boart Longyear Limited will release its full year results to the Australian Securities Exchange on the morning of Friday 29 February 2008.

Paul Brunner (CEO), Craig Kipp (COO) and Don Newman (Interim CFO) will present the results in Sydney Australia at 2:00 pm ADST (Australian Day Standard Time). The presentation will be webcast and interested parties will be able to listen to and view the briefing via a live webcast or from archive.

THE BRIEFING WILL BE WEBCAST LIVE VIA LINK AT:

- http://www.thomson-webcast.net/au/dispatching/?event_id=5b317ae3d038b1477498dce3615e88ca&portal_id=264583cf9b69415d30a1e3306ac3675b

THE ARCHIVED WEBCAST WILL BE AVAILABLE WITHIN FOURS HOURS AFTER THE LIVE BROADCAST AT:

- http://www.boartlongyear.com/web/guest/investors

Alison Henriksen
Vice President Investor Relations

ANNOUNCEMENT

ASX

Friday 22 February 2008

Boart Longyear Full Year Announcement 2007

Boart Longyear Limited will release its full year results to the Australian Securities Exchange on the morning of Friday 29 February 2008.

Paul Brunner (CEO), Craig Kipp (COO) and Don Newman (Interim CFO) will present the results in Sydney Australia at 2:00 pm AEDT (Australian Eastern Daylight Time). The presentation will be webcast and interested parties will be able to listen to and view the briefing via a live webcast or from archive.

THE BRIEFING WILL BE WEBCAST LIVE VIA LINK AT:

- http://www.thomson-webcast.net/au/dispatching/?event_id=5b317ae3d038b1477498dce3615e88ca&portal_id=264583cf9b69415d30a1e3306ac3675b

THE ARCHIVED WEBCAST WILL BE AVAILABLE WITHIN FOUR HOURS AFTER THE LIVE BROADCAST AT:

- http://www.boartlongyear.com/web/guest/investors

Alison Henriksen

Vice President Investor Relations

BOART LONGYEAR

Boart Longyear Limited ABN 49 123 052 728

Office of Investor Relations

Level 56 MLC Centre, 19-29 Martin Place, Sydney
New South Wales 2000, Australia
Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907
E-mail: ir@boartlongyear.com
www.boartlongyear.com

25 February 2008

PRESS RELEASE

Boart Longyear Expands in Canada and Mexico with Britton Bros Diamond Drilling Acquisition

Boart Longyear Limited (ASX: BLY) today announced that it has acquired Britton Brothers Diamond Drilling, a highly successful provider of uranium and minerals exploration drilling services located in Canada and Mexico. The acquisition enables Boart Longyear to expand both its mineral and energy footprints.

Paul Brunner, Chief Executive Officer of Boart Longyear, said the acquisition, which is EPS positive, is an excellent complement to Boart Longyear's expanding North and Latin American footprints, enabling new presences in both Mexico and British Columbia. "This acquisition enables Boart Longyear to create a stronger presence in these regions and will add in excess of US$ 30 million revenue to the group," Brunner said.

Britton Brothers Diamond Drilling, with a total of 30 drill rigs, is an industry leader in surface and underground mineral drilling, with an experienced team providing efficient, reliable and high quality service to its mining customer base. Brunner said that there is potential for Boart Longyear to expand the business further in Canada and Mexico and neighbouring countries through leveraging Boart Longyear's global infrastructure and resources.

"We are still currently reviewing other acquisition opportunities which also support our strategic objectives", he said.

For more information, please contact
Alison Henriksen
Vice President Investor Relations
Boart Longyear Limited
+61 2 9293 2599

BOART LONGYEAR LIMITED

ABN 49 123 052 728

APPENDIX 4E
PRELIMINARY FINAL REPORT
31 DECEMBER 2007

APPENDIX 4E - PRELIMINARY FINAL REPORT
BOART LONGYEAR LIMITED AND ITS CONTROLLED ENTITIES
(ABN 49 123 052 728)
YEAR ENDED 31 DECEMBER 2007

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Current reporting period: year ended 31 December 2007
Previous reporting period: year ended 31 December 2006

	2007 US$'000	2006 US$'000	Change %
Revenue from ordinary activities	1,575,737	1,118,476	+41%
Profit from ordinary activities after tax attributable to members	81,115	(82,648)	N/A
Net profit for the period attributable to members	81,115	(88,971)	N/A
Highlights of Results: Refer to Media Release			
	2007	**2006**	
Interim Dividend per share (US¢)	N/A	N/A	N/A
Final Dividend per share (35% franked) (US¢)	1.5	N/A	N/A
Record date for final dividend	20 March 2008		

	2007 US$'000	2007 Prospectus US$'000	
Pro-forma earnings before interest and taxation ("EBITDA")	336,200	320,000	+5%

ADDITIONAL DIVIDEND INFORMATION

Date the dividend is payable	18 April 2008
Record date to determine entitlements to the dividend	20 March 2008
If it is a final dividend, has it been declared?	Yes

Amount per security

		Amount per security	35% franked amount per security
Final dividend:	Current year (US¢)	1.5	0.16
	Previous year (US¢)	N/A	N/A
Interim dividend:	Current year (US¢)	N/A	N/A
	Previous year (US¢)	N/A	N/A

Total dividend per security (interim plus final)

	2007	2006
Ordinary securities (US¢)	1.5	N/A

APPENDIX 4E - PRELIMINARY FINAL REPORT
BOART LONGYEAR LIMITED AND ITS CONTROLLED ENTITIES
(ABN 49 123 052 728)
YEAR ENDED 31 DECEMBER 2007

Final dividend on all securities

	2007	2006
Ordinary securities (US¢)	1.5	N/A
Total	1.5	N/A

Dividend plan

On 29 February 2008, the Directors determined to pay a dividend of 1.5 US cents on each of the issued ordinary shares of the Company. The dividend will be payable on 18 April 2008 to shareholders of record on 20 March 2008. This dividend equates to 35% of consolidated net profit after tax for the six months ended 31 December 2007. The dividend will be 35% franked.

NET TANGIBLE ASSET BACKING	2007	2006
Net tangible asset backing per ordinary security *(US¢)*	(1.1)	(62.2)

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

- KWL Drillrig Engineering Pty Limited
- Grimwood Davies Pty Limited
- Connors S.A. ("Connors Chile")
- Connors Argentina S.A. ("Connors Argentina")
- Patagonia Drilling

The net profit contributed by these acquisitions in the period between the dates of acquisition and the reporting date was approximately $9,414,000.

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

N/A

SEGMENT INFORMATION

Please refer to the Annual Financial Report for the year ended 31 December 2007.

COMPLIANCE STATEMENT

Except for pro-forma EBITDA, the above information has been prepared based on accounts that have been audited.

Signed: [signature]

Date: 29 February 2008

BOART LONGYEAR LIMITED

A.B.N. 49 123 052 728

ANNUAL FINANCIAL REPORT

YEAR ENDED 31 DECEMBER 2007

CONTENTS

DIRECTORS' REPORT

The directors present their report together with the financial report of Boart Longyear Limited ("Boart Longyear" or the "Company") and its controlled entities (collectively the "Group" or the "Consolidated Entity") for the financial year ended 31 December 2007 ("financial year") and the Independent Auditor's Report thereon.

Financial results and information contained herein are presented in United States ("US") dollars unless otherwise noted.

DIRECTORS

The directors of the Company in office during the financial year and until the date of this report are set out below.

Graham Bradley

Mr. Bradley was appointed a director of the Company on 21 February 2007 and is currently Chairman of the Company. He is also Chairman of Stockland Corporation Limited (appointed February 2004) and Po Valley Energy Limited (appointed September 2004) and a director of Singapore Telecommunications Limited (appointed March 2004). He chairs Film Finance Corporation Australia Limited and is also chairman of the unlisted local subsidiaries of HSBC plc and Anglo American plc. In addition, Mr. Bradley is a director of a number of non-profit philanthropic organisations.

From 1995 to 2003, Mr. Bradley was the Chief Executive Officer of the listed investment management group Perpetual Trustees Australia Limited. He also spent four years as the Chief Executive Officer of the law firm Blake Dawson. Previously, he spent 12 years at McKinsey & Company, an international firm of management consultants.

Mr. Bradley resigned as Chairman of Proteome Systems Limited on 29 November 2007 (appointed May 2004).

Mr. Bradley received a BA and LLB (Hons 1) from Sydney University and an LLM from Harvard Law School.

He is a member of the Remuneration and Nomination Committee.

Bruce Brook

Mr. Brook was appointed a director of the Company on 21 February 2007. Mr. Brook is currently a director and Chairman of the Audit Committee of Lihir Gold Limited (appointed December 2005) and Snowy Hydro Limited (appointed May 2006).

Mr. Brook was the Chief Financial Officer of WMC Resources Limited from 2002 to 2005 and has approximately 30 years' experience in various roles, including Deputy Chief Financial Officer of ANZ Banking Group Limited, Group Chief Accountant of Pacific Dunlop Limited, General Manager, Group Accounting at CRA Limited and General Manager, Accounting and Services at Pasminco Limited.

Mr. Brook resigned as a director of Consolidated Minerals Limited on 20 February 2008 (appointed December 2005).

Mr. Brook gained his B.Comm and B.Accounting at the University of Witwatersrand and is a fellow of the Institute of Chartered Accountants in Australia.

He is Chairman of the Audit Compliance & Risk Committee and a member of the Environment Health & Safety Committee.

Geoff Handley

Mr. Handley was appointed a director of the Company on 21 February 2007. Mr Handley currently is a director of Endeavour Silver Corporation, Eldorado Gold Corporation (listed on both the Toronto and American Stock Exchanges), Pan Australian Resources Limited (appointed September 2006) and the unlisted Oryx Mining and Exploration Limited.

Mr. Handley has over 30 years of technical and financial experience in the mining industry, having worked most recently as Executive Vice President, Strategic Development with Placer Dome, Inc., where he was responsible for global exploration, acquisitions, research and development and strategic planning.

Mr. Handley received a BSc (Hons) (Geology and Chemistry) from James Cook University of North Queensland.

He is Chairman of the Environment Health and Safety Committee and a member of the Audit Compliance and Risk Committee.

David McLemore

Mr. McLemore was appointed a director of the Company on 21 February 2007. Mr. McLemore has 35 years of industrial experience and broad operational experience. He has been involved with Advent International for nine years on investments including Advent International's acquisition of the Boart Longyear Group from Anglo American in 2005.

Mr. McLemore acted as Chairman and then Deputy Chairman of the Boart Longyear Group during Advent International and Bain Capital's ownership and remained as Vice Chairman upon introduction in October 2006 of the Macquarie Bank-led consortium of investors. Mr. McLemore also served as a General Manager for General Electric from 1985 to 1997.

Mr. McLemore received his BSc from Oklahoma State University.

He is a member of the Environmental Health and Safety and the Remuneration and Nomination Committees.

Peter St George

Mr. St George was appointed a director of the Company on 21 February 2007. Mr. St. George currently is a director of First Quantum Minerals Limited (listed on the Toronto Stock Exchange), a director of Spark Infrastructure Group (appointed November 2005), Powercor Australia Limited and Citipower Pty Limited as well as Chairman of accounting and financial services firm, Walter Turnbull.

Mr. St. George also was a director of SFE Corporation Limited from 2000 until its merger with ASX Limited in July 2006 and served as Chief Executive/Co-Chief Executive of Salomon Smith Barney Australia/NatWest Markets Australia from 1995 to 2001. In addition, Mr. St. George has more than 20 years' experience in senior corporate advisory roles within NatWest Markets and Hill Samuel & Co in London.

Mr. St. George qualified as a Chartered Accountant in South Africa and received an MBA from the University of Cape Town.

He is Chairman of the Remuneration and Nomination Committee and a member of the Audit Compliance and Risk Committee.

Paul Brunner

Mr. Brunner was appointed a director of the Company on 28 February 2007. He joined the Company's Canadian operation in 1987 and was appointed Chief Executive Officer of Boart Longyear in 2004, having held the title of Managing Director from 2000. He was the Company's Regional Director for the South American region for six years and also held senior management positions in Canada for six years. Mr. Brunner holds a BSc in Mining Engineering from Colorado School of Mines and an MBA from Harvard Business School.

Others who held office as directors during the financial year were:

- Neil Upfold — Appointed 2 January 2007; resigned 21 February 2007
- Robin Bishop — Appointed 2 January 2007; resigned 21 February 2007
- Nicholas Atkins — Appointed 2 January 2007; resigned 21 February 2007

DIRECTORS' MEETINGS

The following table sets out for each director the number of directors' meetings (including meetings of committees of directors) held during the financial year while he was a director or committee member and the number of meetings each director attended. The table does not reflect the directors' attendance at committee meetings in an "ex-officio" capacity.

Directors	Board of Directors		Nomination & Remuneration Committee		Audit, Compliance & Risk Committee		Environment Health & Safety Committee	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
Graham Bradley	6	6	5	5	-	-	-	-
Bruce Brook	6	6	-	-	4	4	3	3
Paul Brunner	5	5	-	-	-	-	-	-
Geoff Handley	6	6	-	-	4	4	3	3
David McLemore	6	6	5	5			3	3
Peter St. George	6	6	5	5	4	4	-	-
Neil Upfold [1]	1	1	-	-	-	-	-	-
Robin Bishop [1]	1	1	-	-	-	-	-	-
Nick Atkins [1]	1	1	-	-	-	-	-	-

(1) Each of these directors resigned on 21 February 2007, prior to the listing.

COMPANY SECRETARIES

Fabrizio Rasetti was appointed Company Secretary on 26 February 2007. Prior to joining Boart Longyear he was the Segment General Counsel and Vice-President for Business Development for SPX Corporation, a corporation listed on the New York Stock Exchange, and served in various management roles during his nine-year tenure there. Prior to SPX Corporation, he worked in the private law firms of Howrey & Simon and Towey & Associates in Washington, DC. Mr. Rasetti received his BSc in Foreign Service and JD from Georgetown University.

Duncan W.S. Glasgow was appointed Company Secretary on 18 July 2007. He has extensive public listed company secretarial experience gained with companies in the manufacturing, distribution, contracting and financial services industries. Mr. Glasgow received his BA LLB from Macquarie University, completed Graduate Diploma in Corporate Management with CICSA and the 2 + 1 Course at Mt. Eliza and is a Fellow of Chartered Institute of Secretaries.

Alison Henriksen was Company Secretary from 28 February 2007 until 18 July 2007.

PRINCIPAL ACTIVITIES

The Company is an integrated provider of drilling services and drilling products for customers in the mining and minerals, environmental and infrastructure, and energy industries. The Group conducts these activities through two operating divisions, known as the Global Drilling Services and Global Products divisions.

The Global Drilling Services division operates in over 35 countries. It provides services to a diverse customer base and offers a broad range of drilling technologies, including diamond core drilling, rotary drilling and sonic drilling, to suit its customers' requirements.

The Global Products division manufactures and sells capital equipment and consumables to customers in the drilling services industry globally. These products include rigs, coring tools and percussive tools. In addition, the Group supplies stone-cutting tools and equipment and mining capital equipment.

Financial performance

Total revenue for the period was $1,576 million, an increase of 41% over the prior period. Of the $458 million period-on-period increase in revenue, $339 million was attributable to the Global Drilling Services division and $119 million to the Products division.

The Global Drilling Services division generated revenue of $971 million, up 54% on the same period last year. $165 million of this revenue growth is attributable to organic growth during the period and $174 million is attributable to the acquisitions made in 2006 and the first quarter of 2007.

Products generated revenue from ongoing operations of $605 million, up 24% on the prior year. $68 million of the revenue growth is attributable to volume growth, $24 million to real price increases and $26 million to the positive impact of currency movements.

Net profit after tax for the year was $81 million and includes the impact of finance costs relating to the higher debt levels in place prior to the listing of the Company, including the amortisation of financing fees of $27 million, largely related to pre-listing debt.

The effective tax rate of 40.4% is the blended annual rate for 2007, which takes into account the tax weighting of the corporate structure prior to the listing and after the listing.

Earnings per share in 2007 were 5.4 cents on a basic and diluted basis, compared to a loss per share of 5.6 cents for the same period in 2006.

DIVIDENDS

Consistent with disclosures made in the Company's prospectus, the directors of the Company did not declare a dividend during the financial year. On 29 February 2008, the directors of the Company declared a dividend of US 1.5 cents on each of the issued ordinary shares of the Company. The dividend will be payable on 18 April 2008 to shareholders of record on 20 March 2008. This dividend equates to 35% of consolidated net profit after tax for the half-year ended 31 December 2007. The dividend will be 35% franked.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Acquisition of Resources Services Holdco, Inc. by Boart Longyear Limited

Effective 12 April 2007, Boart Longyear Limited, through its wholly owned subsidiary, Boart Longyear Investments Pty Limited, acquired 100% of the equity in Resources Services Holdco, Inc. ("RSHI"), the then legal parent entity of the Boart Longyear Group, for $1,361,000,000 through the issuance of Convertible Redeemable Notes and Exchangeable Notes. Pursuant to its listing on the Australian Securities Exchange, Boart Longyear Limited issued 1,269,158,552 ordinary shares for $1,923,000,000. An additional 216,091,448 ordinary shares were issued to redeem the Exchangeable Notes. The proceeds from the listing were used to reduce debt, redeem the Convertible Redeemable Notes of RSHI and pay the costs of the listing. Between October and December 2007, an additional 17,595,513 ordinary shares were issued to management shareholders of RSHI to repurchase RSHI shares surrendered.

In accordance with AASB 3 'Business Combinations' the acquisition of RSHI by Boart Longyear Limited was accounted for as a reverse acquisition and the consolidated financial statements have therefore been prepared as a continuation of the consolidated financial statements of RSHI. Accordingly, RSHI is considered to be the 'acquirer' for accounting purposes and as a result:

- the retained earnings and issued equity instruments recognised in the consolidated financial statements are the continuation of the retained earnings and issued equity instruments of RSHI;
- the assets and liabilities recognised and measured in the consolidated financial statements are at the carrying amounts of RSHI rather than at their fair values;
- the amount recognised as other equity balances in the consolidated financial statements were determined by adding the notional cost of the combination to the other equity balances of RSHI prior to the combination;
- the comparative information presented in the consolidated financial statements is that of RSHI; and
- the retained earnings of RSHI prior to the combination are not available for the payment of dividends to the shareholders of Boart Longyear Limited.

Acquisition of Other Entities and Operations

During the financial year, the Group completed acquisitions of KWL Drillrig Engineering Pty Ltd and Grimwood Davies Pty Ltd, both of which are located in Australia. In addition, the Group completed two acquisitions in South America by acquiring the Connors Drilling businesses in Chile and Argentina and the Patagonia Drill Mining Services businesses in Argentina, Chile, Uruguay and Paraguay.

Subsequent acquisitions

On 22 February 2008, the Group completed the acquisition of Britton Brothers Diamond Drilling, which has operations in western Canada and Mexico.

Divestiture of Operations

The Group divested its Australia-based mining capital equipment business during the financial year. The divested business produces underground utility vehicles for use in the coal mining industry. In addition, the Group entered into a contract on 21 December 2007 to sell its South Africa-based mining capital equipment business, which sells hydraulic rockdrills, hard rock underground drilling rigs, load-haul dumpers and associated utility vehicles for underground hard rock mining. Completion of the sale is pending approval of South African competition authorities, which the directors expect will be received in March 2008.

Other than the Company's admission to the Australian Securities Exchange and the acquisitions and divestitures listed above, in the opinion of the directors, there were no other significant changes in the state of affairs of the Group during the financial year.

EVENTS SUBSEQUENT TO REPORTING DATE

Other than the matters discussed above, in the opinion of the directors, there has not arisen in the interval between the end of the financial year and the date of the report any matter or circumstance that has significantly affected, or may significantly affect, the Group's operations, results or state of affairs in future financial years.

FUTURE DEVELOPMENTS

The Group intends to continue its principal activities related to the provision of contract drilling services and drilling products and continues to focus on identifying accretive opportunities to consolidate its market position and broaden its offerings. Further, the Group will continue to pursue operating improvements and new product development.

Further information about the likely developments in the operations of the Group in future years, the expected results of those operations, the strategies of the Group and its prospects for future financial years has been omitted from this report because disclosure of the information is likely to result in unreasonable prejudice to the Group.

CORPORATE GOVERNANCE STATEMENT

The Board believes that high standards of corporate governance are an essential prerequisite for creating sustainable value for shareholders. This statement summarises the main corporate governance policies and practices in place at the Company and the Group. Unless otherwise noted, these are consistent with the ASX Corporate Governance Council's Principles and Recommendations (the "ASX Guidelines").

The Company's most significant governance policies, including Board and committee charters, may be found on the Company's website at www.boartlongyear.com.

Role Of The Board

The Board charter sets out the powers and responsibilities of the Board. These include:

- providing strategic direction for, and approving, the Company's business plans and objectives;
- monitoring the operational and financial position and performance of the Company;
- establishing a risk management framework for the Company and ensuring that management takes reasonable steps to implement appropriate controls and otherwise mitigate risks;
- requiring that financial and other reporting mechanisms are put in place to provide adequate, accurate and timely information being provided to the Board and shareholders regarding all material developments;
- appointing and evaluating the performance of the Managing Director, approving other key executive appointments and planning for executive succession;
- reviewing and approving remuneration for senior executives;
- approving the Company's annual operating budget and business plans and monitoring the management of the Company's capital, including any material capital expenditures, acquisitions or divestitures;
- monitoring procedures to ensure compliance with legal and regulatory requirements and accounting standards; and
- determining the level of authority delegated to the Managing Director and Company management.

The Board has delegated to the Managing Director and to the Company's Executive Management Committee ("EXCO") responsibility for managing the business of the Company in compliance with Board policies and ethical values. The policy sets clear thresholds for management authority and ensures accountability to the Board for the approval of specific matters, including remuneration of senior executives, changes to the Company's share capitalisation, declaring dividends, the Company's annual operating budget, material acquisitions and divestitures and changes to corporate strategy. Delegations are regularly reviewed by the Board and may be changed by the Board at any time

Composition Of The Board

At the date of this report, the Company has one executive director and five non-executive directors. There has been no change to the composition of the Board since the Company was listed on the ASX.

Boart Longyear recognises that the ability of its Board to fulfill its role properly requires that the directors collectively have an appropriate range of skills, experience and expertise, including some with relevant experience in accounting and financial reporting. Moreover, the Board's effectiveness, objectivity and ability to hold management accountable for its performance require a majority of the Board to be independent directors.

In assessing the independence of non-executive directors, the Board has considered the criteria detailed in the Board charter, including, whether a director:

- is a substantial shareholder of the Company, or otherwise is associated directly or indirectly with a substantial shareholder;
- has been employed in an executive capacity by the Company or Group within the last three years and did not become a director within three years of being so employed;
- has been a principal of a material professional adviser or a material consultant to the Company or Group within the last three years;
- is a partner in, or material shareholder or officer of, a material supplier or customer of the Company or Group;
- has a material contractual relationship with the Company or Group other than as a director;
- has served on the Board for a period that could reasonably be perceived to interfere with the director's responsibility to act in the best interests of the Company; and
- has received more than A$100,000 from the Company or Group during the past year other than as compensation for the director fulfilling his duties as a director.

The charter also defines materiality as being an amount in excess of 5% of Boart Longyear's or the advisor's, supplier's or customer's revenues or expenses, as the case may be.

As it is currently composed, the Board meets the requirements of the charter and the recommendations of the ASX Guidelines as a majority of the directors are non-executive directors and a majority of the non-executive directors, including the Chairman, meet the independence criteria listed above. The Board determined prior to the listing that one non-executive director, David McLemore, was not an independent director at the time because of his shareholding in Resources Services Holdco, Inc. and his interest in the outcome of the listing.

Board Processes

The Board meets at least six times a year and convenes additional meetings as required. The agenda for Board meetings is prepared by the Company Secretary in conjunction with the Chairman and the Managing Director and, along with supporting papers, is distributed to directors prior to each meeting. Certain senior executives participate in each meeting. The directors have access to other Company employees in Board meetings, during visits to operations and in other settings.

Board Committees

The Board also has three permanent committees to assist it in discharging its responsibilities. These are the:

- Audit, Compliance and Risk Committee;
- Remuneration and Nomination Committee; and
- Environment, Health and Safety Committee.

These committees have written charters that are reviewed at least annually. All non-executive directors may attend any committee meeting. The minutes of committee meetings are circulated to all directors at the next Board meeting. The committees have access to management and external resources as the committee members desire.

Audit, Compliance and Risk Committee

The Audit, Compliance and Risk Committee assists the Board to fulfill its governance and disclosure responsibilities in relation to the quality and integrity of the Company's financial reports, internal controls, risk management framework and external audits. The committee also monitors compliance with laws and regulations.

In conformity with its charter, the committee is comprised of three non-executive directors, all of whom are independent directors and at least one of whom has relevant accounting qualifications or experience. The members of the committee during and since the financial year are:

- Bruce Brook – Chairman
- Peter St. George
- Geoff Handley

The committee meets at least four times a year. Meetings are normally attended by the Managing Director, Chief Financial Officer, Director of Internal Audit and General Counsel as well as the Company's external auditor. The agenda for each meeting allows for a private meeting with the external auditor in the absence of management. The committee members have a good understanding of financial reporting, and the committee has the power to conduct or authorise investigations into, or consult with independent advisors about, any matter within the committee's scope of responsibility.

The committee also makes recommendations to the Board regarding the appointment, performance and independence of the external auditor. Accordingly, the committee is consulted on, and must approve, all non-audit services performed by the auditor. The external auditor also provides a declaration of independence each reporting period.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee supports the Board by overseeing matters related to executive and director remuneration and the composition and performance of Board. The committee's responsibilities include:

- reviewing remuneration plans, including annual bonus plans and equity-based incentive plans;
- developing performance objectives for the Managing Director and his direct reports and reviewing performance against those objectives;
- overseeing policies for recruitment, retention and succession planning for directors and key executive positions;
- reviewing the composition of the Board and monitoring the performance of the Board and the directors;

The following non-executive directors were members of the Remuneration and Nomination Committee during and since the financial year:

- Peter St. George – Chairman
- Graham Bradley
- David McLemore

The committee meets at least four times per year. It has authority to commission independent advice from specialist advisors and has done so during the past year.

Environment, Health and Safety Committee

Boart Longyear places a high priority on safety, management of operational risks and compliance with environmental laws and regulations. The Environment, Health and Safety Committee assists the Board in the effective discharge of its responsibilities in relation to these matters and has authority to investigate any matter within the scope of the committee's charter.

The responsibilities of the committee include understanding the operational risks involved in the Company's activities and ensuring that the Company has effective systems and processes for monitoring and mitigating such risks. In addition, the committee reviews and assesses the Company's policies and practices to ensure compliance with environmental and operational regulatory requirements, including through internal and external audits. Finally, the committee reviews the results of investigations of any major health, safety or environmental incidents occurring in the Company's operations.

The committee consists of the following three non-executive directors:

- Geoff Handley – Chairman
- Bruce Brook
- David McLemore

Several members of senior management, including the Vice-President for Environment, Health and Safety, Chief Operating Officer, Managing Director and General Counsel, attend the committee's meetings.

Board And Director Performance

The Board has a formal annual assessment process that includes performance assessments of the Board committees and individual directors. As part of the assessment process, each director completes a questionnaire on the operation of the Board and its committees and the performance and contributions of the directors. The results of the questionnaires are compiled by the Chairman and discussed with each director individually. The Chairman also holds a further discussion about the Board's effectiveness with the Board as a whole. This Board effectiveness evaluation took place this year in the period between December 2007 and February 2008.

New directors will undergo an induction process to inform them of the nature of the Company's business, strategies, risks and issues, and expectations about director performance. All directors also have the opportunity to visit Company operations and meet with management to gain a better understanding of the business, and the Board has scheduled several Board meetings in 2008 at Company operating locations for this purpose.

The terms of a non-executive director's appointment are set out in a letter to the director from the Company. The letter details the director's obligations, including to:

- act in the best interests of the Company at all times;
- submit to re-election from time-to-time as required by the Company's constitution;
- notify the Chairman of any change in circumstances that might prevent the director from being regarded as independent;
- comply with the Company's constitution, governance policies and all applicable legal requirements, including the Company's Securities Trading Policy;
- devote sufficient time to prepare for and attend Board meetings and otherwise to discharge the director's duties;
- keep confidential, and not use for the benefit of any person or party other than the Company, any confidential information of the Company or Group; and
- disclose any directorships, business interests or circumstances that might represent conflicts of interests or reasonably be perceived to interfere with the exercise of the director's independent judgment, or have an adverse impact on the Company's reputation or public profile.

The appointment letter also confers certain benefits and rights upon the director, including indemnities and insurance coverage for liabilities arising out of the discharge of the director's duties and unfettered access to papers, information and employees of the Company. In addition, directors may, with the approval of the Chairman, consult with professional advisors.

Executive Performance

The Company employs a structured performance evaluation process to ensure that senior executives are motivated to deliver shareholder value and are accountable to the Board at all times. The process commences early each financial year when the Board establishes and approves individual performance objectives for the Managing Director, each of his direct reports or other key personnel. As detailed more fully in the Remuneration Report, individual objectives are linked to the potential incentive the executive may receive under the Company's annual bonus plan, and, in the case of the Managing Director and his direct reports, account for 40% to 60 % of the total annual bonus for which they are eligible. At the beginning of the subsequent year, each such executive receives a Board-approved written performance appraisal measuring the executive's performance against the prior year's goals and detailing the bonus amounts the executive will receive and forfeit. The appraisal also sets the executive's goals for the coming year and identifies any development needs. The Company's executive performance assessment process for 2007 commenced in January 2008 and is scheduled to be completed in early March 2008.

Risk Management

The Board recognises that risk management and internal controls are fundamental to good corporate governance, and the Board and senior management accept their responsibility to identify and manage risk on an ongoing basis. The Company's risk management framework consists of a number of controls, including:

- documented systems, procedures, authorities and delegations for the orderly management of the Company;
- policies and ethical standards, and ensuring that employees understand such obligations;
- risk-based internal audits to test the Company's controls and assist management with the enforcement of Company policies; and
- certifications from management and process owners throughout the Company regarding the design and operation of risk management systems, internal controls and compliance.

The Board is assisted and advised in its oversight of the Company's risk management system by two of its committees: the Environment, Health and Safety Committee with respect to certain operational risks and the Audit, Compliance and Risk Committee with respect to financial, compliance and other risks. Those committees review the annual audit plan of the Company's internal audit function and Environment, Health and Safety group, and, along with senior management, consider the findings of those audits.

The Company currently is enhancing its risk management processes to implement a more formal and comprehensive risk management system based on a written risk management policy and the findings of its internal and external auditors. The enhanced system will be based on regular risk identification and management reviews conducted by the Company's regional operating management and functional organisations.

Integrity Of Financial Reporting

In accordance with the ASX Guidelines, the Managing Director and Acting Chief Financial Officer have certified the following (among other detailed certifications) to the Board in writing:

1) in their opinion, after having made appropriate enquiries:

   (i) the financial statements of the Company and Consolidated Entity for the financial year comply with Accounting Standards and have been properly maintained in accordance with section 286 of the Corporations Act 2001; and

   (ii) the financial reports of the Company and Consolidated Entity, and notes thereto, present a true and fair view, in all material respects, of the financial position and performance of the Company and of the Consolidated Entity in accordance with section 297 of the Corporations Act 2001.

2) to the best of their knowledge and belief after having made appropriate enquiries:

   (i) the statements made in (1) above regarding the integrity of the financial statements are founded on a system of risk management and internal compliance which, in all material respects, implements the policies adopted by the Board of Directors through delegation to senior executives;

   (ii) the risk management and internal compliance system, to the extent it relates to financial reporting, is operating effectively in all material respects based on the risk management model adopted by the Company;

   (iii) nothing has come to management's attention since 31 December 2007 that would indicate any material change to the statements made in 2(i) and 2(ii) above, and

   (iv) material associates and joint ventures, which the Company does not control, are not dealt with for the purposes of this statement.

These statements are supported by certifications made to the Managing Director and Acting Chief Financial Officer by the financial managers of each of the Company's divisions and regions and by other managers globally. They provide a reasonable but not absolute level of assurance and do not imply a guarantee against adverse events or more volatile outcomes arising in the future. A number of internal control deficiencies relating to financial reporting have been identified during the financial year, and in such cases, where deemed appropriate, additional tests of procedures or tests of resulting account balances included in the financial statements have confirmed that there has been no material impact on the financial reports. Management also has reported to the Board as to the effectiveness of the Company's management of material business risks.

Code Of Conduct And Ethical Standards

Boart Longyear's directors, management and employees are required to act with integrity at all times and maintain high ethical standards. The Company has a Code of Business Conduct that covers a broad range of matters, including:

- conflicts of interest and the preservation and proper use of Company assets;
- protection of confidential and commercially sensitive information;
- competition law and fair dealing;
- employment matters;
- environmental, health and safety considerations;
- improper payments, bribery and money laundering, including transactions with government officials;
- corporate gifts and entertainment;
- fraud detection; and
- financial reporting and record-keeping.

The Code of Business Conduct also makes clear that all Boart Longyear employees and managers are required to report any potential legal non-compliance or ethical violation and provides several channels for such referrals, including the Group's anonymous "whistleblower hotline", which is administered by an independent third-party provider.

Employee And Director Trading In Company Securities

Boart Longyear has adopted a Securities Trading Policy for its directors and employees. The policy prohibits trading in the Company's stock at any time if a person is in possession of material, non-public information. In addition, it prohibits short-term trading and dealing in derivative securities and establishes "black-out" periods from July 1 and January 1 of each year until such time as the Company's half-year and full-year results are made public. The Company's policies further prohibit any director or employee from entering into transactions that limit the economic risk of participating in unvested entitlements under the Company's equity-based remuneration schemes.

When trades would otherwise be allowed under the policy, non-executive directors and the Managing Director may only trade in the Company's securities with the consent of the Chairman, and executive officers and other designated employees must obtain the consent of the Company's General Counsel prior to any trade. The Chairman must obtain the consent of the Chairman of the Audit, Risk and Compliance Committee to trade in the Company's securities.

Environmental Performance

Boart Longyear is committed to achieving a high standard of environmental performance. The Company's operations are subject to various environmental laws and regulations in the many jurisdictions in which it operates, including regulations under both Commonwealth and state legislation in Australia. The Board, with the assistance of the Environment, Health and Safety Committee, monitors environmental performance against relevant legislation and Company objectives and monitors remedial action when required.

Continuous Disclosure

The Board aims to ensure that all of its shareholders and the market in general are kept fully and promptly informed of all major developments and changes that are likely to affect materially its operations, financial results and business prospects. The Company's External Communications Policy specifies how the Company will meet its continuous disclosure obligations under ASX Listing Rule 3.1 and sets out procedures for Company employees to report potentially price-sensitive information to management and the Board. The policy seeks to ensure that employees will not make selective disclosures of price-sensitive information. Management has established a committee chaired by the Company Secretary that meets at least monthly to review matters that may potentially require disclosure, and the minutes of the Committee meetings are provided to the Board in the papers submitted for each Board meeting.

The Company produces financial statements for its shareholders and other interested parties twice per year. Shareholders have the right to attend the Annual General Meeting in April and are provided with an explanatory memorandum on the resolutions proposed through the Notice of Meeting. The Company also employs a Vice President of Investor Relations to manage and assure prompt and relevant communications with shareholders and the market generally, and the Company posts material information for its shareholders, such as ASX announcements and financial results, on its website.

Donations

Boart Longyear contributes to the communities in which it works with donations, sponsorship and practical support. The Company does not make political donations.

DIRECTORS' SHAREHOLDINGS

The following table sets out each director's relevant interest in shares, debentures, and rights or options in shares or debentures of the Company or a related body corporate as at the date of this report.

Directors	Fully paid ordinary shares	Restricted shares	Total
Graham Bradley	1,891,891	491,891	2,383,782
Bruce Brook	108,108	45,945	154,053
Paul Brunner	16,869,839	-	16,869,839
Geoff Handley	54,054	32,432	86,486
David McLemore	808,609	-	808,609
Peter St. George	216,216	72,972	289,188

The directors' restricted shares as listed in the table above, although fully paid ordinary shares, are subject to a vesting condition of three years' service by the directors.

GRANTS OF SHARES, RIGHTS OVER SHARES AND OPTIONS GRANTED TO DIRECTORS AND EXECUTIVES

The shares or rights over shares of the Company that have been granted to directors or executives of the Group are included in the Remuneration Report. There were no options over unissued shares of the Company during the financial year, and none have been granted since 21 December 2007. In addition, no shares or interests have been issued during or since the end of the financial year as a result of exercise of an option.

DIRECTORS' AND OFFICERS' INTERESTS IN CONTRACTS

No contracts involving directors' or officers' interests existed during, or were entered into since the end of, the financial year other than the transactions detailed in Note 35 to the financial statements.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the financial year.

ENVIRONMENTAL REGULATIONS

The Company is committed to conducting its business activities with respect for the environment and to exceeding environmental laws and standards in all jurisdictions in which the Group operates. The directors are not aware of any breach of environmental regulations during the financial year and to the date of this report under any applicable law of the Commonwealth or of a State or Territory.

REMUNERATION REPORT

This is the Company's first Remuneration Report. Prior to the Company's ASX listing in April 2007, the management executives appearing in this report were employed by Resources Services Holdco, Inc. ("RSHI"), an unlisted Delaware-registered United States corporation, or other US-registered subsidiaries of RSHI, including Longyear Holdings, Inc. ("LHI"). RSHI was acquired by the Company prior to the Company's listing and was not previously required to produce a remuneration report. As outlined in further detail in the financial report, the financial statements of the Company are presented as a continuation of the financial statements of RSHI, and, accordingly, the prior year comparatives in this Remuneration Report are those of the directors and executives of RSHI.

The information provided in this Remuneration Report is that required under Section 300A of the Corporations Act and Accounting Standard AASB 124 *Related Party Disclosures*. Certain disclosures required by AASB 124 that have been transferred from the financial statements to the Remuneration Report (as permitted by Regulation 2M.6.0.4 of the Corporations Regulations 2001) have been audited. Unaudited sections in the Remuneration Report have therefore been labeled.

This Report sets out the remuneration arrangements for the Key Management Personnel (KMP), who are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise). The KMP include the top five highest-paid executives. The remuneration policy and programmes detailed in this report also apply to senior Company management not included as KMP.

Remuneration Policies and Practices

The Board has ultimate responsibility for remuneration issues, including policies and procedures to ensure that the Company remunerates fairly and responsibly. The Remuneration and Nomination Committee ("Remuneration Committee") has been established to assist the Board with remuneration issues and is responsible for ensuring that the Company compensates appropriately and consistently with market practices. It also seeks to ensure that the Company's remuneration programmes and policies will attract and retain high-calibre directors, executives and employees in all its locations and will motivate them to maximise the Company's long-term business, create value for shareholders and support the Company's goals and values. The role and responsibilities of the Remuneration Committee are set out in its charter. The Managing Director and the Senior Vice-President for Human Resources attend meetings of the committee, as appropriate, to provide information necessary for the committee to discharge its duties. In addition, the committee also has access to external consultants as it sees fit to provide advice, market data and other information required. During the financial year the committee sought independent advice from Mercer LLC, KPMG and Blake Dawson.

Overall, the structure, quantum and mix of components of the Company's remuneration program, detailed below, are designed to meet the specific needs of the business and be consistent with good market practice. The Company will regularly review all elements of its remuneration framework to ensure that they remain appropriate to the business strategy and are competitive and consistent with contemporary market practice.

Non-Executive Director Remuneration

Non-executive directors are remunerated by fixed base fees with additional amounts paid for serving on board committees. Non-executive director fees are determined within an aggregate directors' fee pool limit that periodically will be approved by shareholders in general meeting. The current approved limit is A$2.0 million. Fees are set to reflect the responsibility and time commitments required of non-executive directors, and are reviewed annually to ensure that they remain fair and consistent with market practice.

The base fee for non-executive directors during the year was A$120,000 per annum, while the Chairman received a base fee of A$360,000 per annum. Non-executive directors (other than the Chairman) receive an additional 10% of the base fee for each Board committee on which they sit or 20% of the base for each committee they chair. These fees do not include compulsory superannuation payments paid to Australian-resident non-executive directors at the statutory rate of 9% on all Board and committee fees. During the financial year, A$1,076,754 (US $903,386) of the pool was utilised for non-executive director fees (taking into account the aggregate payment of fees and superannuation), being approximately 54% of the fee pool limit.

Non-executive directors are reimbursed for all reasonable out-of-pocket expenses incurred in carrying out their duties. They do not receive any retirement benefits other than statutory superannuation contributions or any performance-related remuneration.

Non-Executive Director Share Acquisition Plan

In February 2008, the Committee recommended, and the Board approved, the establishment of a Non-Executive Director Share Acquisition Plan (NESDAP) as foreshadowed in the Company's prospectus. The NESDAP is a fee sacrifice plan in which only non-executive directors may participate. Participation under the NESDAP is voluntary, and non-executive directors may elect to sacrifice 100% of pre-tax fees to acquire ordinary shares at the prevailing market price. Shares acquired under the NEDAP will be subject to a holding lock for up to ten years. The holding lock will be removed in certain circumstances, including a cessation of directorship.

Executive Remuneration

There are several components of remuneration provided to reward executives, presenting a balance of fixed and at-risk pay as well as short and longer-term rewards. Consistent with market practice, the proportion of remuneration attributable to each component depends on the executive's seniority. These components are as follows:

Fixed Remuneration	At-risk Remuneration
Base Salary	Short-Term Incentive (Annual Bonus Plan); and Long-Term Incentive (Share Performance Rights)

The Company's executive remuneration has been structured to ensure that it:

- is reasonable;
- provides a competitive compensation program to retain, attract and reward key employees;
- achieves clear alignment between total remuneration and delivered business and personal performance over the short and long-terms; and
- is an appropriately balanced mix of fixed and at-risk compensation.

In light of the global competitive labour markets within which it operates at the current time, the Company places great importance on the need to retain key employees, thereby avoiding disruption to operations. Accordingly, the use of both time-based and performance-based rewards is designed to ensure the Company's leadership is retained and delivers sustainable, long-term shareholder returns. The directors believe that the at-risk components of the remuneration framework will effectively align management's interests with those of shareholders.

The Company is unable to provide information comparing executive compensation with historical investor return because it was listed in April 2007.

Fixed Remuneration

The fixed component of executive compensation consists primarily of base salary. Some executives receive other benefits, such as a vehicle allowance. In addition, the Company contributes to retirement programs, such as Australia's Superannuation Guarantee system and the United States' 401(k) plans. The level of fixed compensation paid to employees is based on market standards and also takes into account a variety of factors, including an individual's experience, the unique skills required to perform their role and their particular contribution to the Company.

At-risk Remuneration

At-risk remuneration includes both short-term and long-term incentives.

Short-term Incentives

The Company has established its Annual Bonus Plan ("ABP") to provide incentives for its employees to achieve specific objectives that are determined by the Board on an annual basis. The ABP aims to:

- focus employees on achieving key financial, safety and operational targets;
- align individual efforts with annual operating performance objectives; and
- reward superior individual and Company performance.

The ABP rewards senior executives and other Company employees for their achievement during a financial year of specific key performance indicators as well as for individual performance. The incentive earned under the ABP, if any, will vary depending on relative performance against a variety of targets, as detailed more fully below. Except in certain circumstances, all participants in the ABP must remain employed with the Company on the date incentives are paid to receive any award.

The potential incentives available under the ABP range between 10% and 100% of an employee's base salary depending on the employee's seniority and role. Of that potential incentive, between 40% and 60% is linked to the Company's financial performance, and the balance is linked to individual objectives relevant to the employee's role, such as meeting sales targets, staying within budget or meeting other individual commitments. Additionally, certain overarching conditions may reduce, but not increase, incentives under the ABP, including failure by a participant's business unit to achieve target safety metrics (which can reduce the overall incentive payable under the ABP by up to 10%) and a participant's failure to adhere to corporate leadership values, such as legal compliance (which can reduce incentive payable under the ABP by up to 100%).

The Remuneration and Nomination Committee approves the annual targets, both financial and non-financial, for the ABP. Targets are set at both "threshold" and "stretch" levels. The committee's philosophy in setting those targets is to establish "threshold" targets that represent the desired minimum outcome for each goal and "stretch" targets that are realistically achievable with excellent execution of the Company's annual plan. The financial performance indicators adopted by the Board as the most appropriate measures in the current year for determining the incentives payable under the ABP are net profit after tax, total return on capital employed and net working capital. At the end of the financial year, the committee assesses the level of achievement against financial and non-financial targets. The financial determination of performance measures is determined after reviewing the Company's audited financial results.

Long-term Incentives

The Company has established a Long-term Incentive Plan ("LTIP") to assist predominantly in retaining key executives and encouraging superior performance on a sustained basis. The incentive provided under the LTIP is an annual grant of two tranches of performance rights ("Rights") that will vest based on the satisfaction of both performance-based and time-based conditions. Vested Rights will convert to ordinary, fully paid shares on a one-for-one basis.

The executives eligible to participate in the LTIP are senior divisional, regional and corporate executives. The target value of annual LTIP grants varies from approximately 13% to 166% of a participant's base salary depending on the participant's position. The target amounts are based on market averages for comparable roles at similarly-sized companies. The first grants under the LTIP occurred in 2007 and were made to five senior employees who commenced employment with the Company during the year. Only one of those five executives, Terrence Dolan, is among the KMP whose remuneration appears in this Remuneration Report. The Company expects to make grants to approximately 120 executives in 2008.

Under the terms of the LTIP, a participant receives a specified number of Rights that will, when vested, result in the participant receiving ordinary shares in the Company at no cost to the participant. The Company will acquire shares underlying the 2007 grants in March 2008. For subsequent LTIP grants, the Company will acquire shares underlying the grants at the time the grants are made, and the price paid by the Company will be the prevailing market price of the shares at the time of acquisition. The acquired shares will be held in trust, and, if a participant's Rights vest, the participant will receive dividends paid on those shares from the time of acquisition until vesting. Shares acquired in respect of grants which do not vest will be held by the trustee and will be available for issue in respect of future grants.

The tranches of Rights granted under the LTIP and the vesting conditions attaching to each are as follows:

Tranche	Percentage of Grant	Vesting Condition	Partial Vesting
Tranche 1 Rights	50% for executives who are at a vice president level or higher; 25% for other participants.	Achievement of the cumulative earnings per share ("EPS") growth targets set by the Board at a level the Board considers demanding. The targets include a "threshold" EPS target and a "stretch" EPS target for each financial year during the three-year vesting period. Vesting will be determined by the Company's performance against cumulative EPS targets for the vesting period plus Continuation of employment during the vesting period.	Yes. Pro-rata vesting occurs on a pro-rata basis if the cumulative three-year minimum EPS growth threshold is surpassed. At the minimum cumulative EPS growth threshold 50% of Tranche 1 Rights will vest. Full vesting occurs only if the Company's EPS growth meets or exceeds the cumulative "stretch" EPS growth target for the vesting period.
Tranche 2 Rights	50% for executives who are at a vice president level or higher; 75% for other participants.	Continuous employment with the Boart Longyear Group from the grant date until the third anniversary of the grant date.	No, except in certain special circumstances such as death, redundancy, retirement, change of control or other circumstances considered by the Board in its absolute discretion to be extraordinary. In such circumstances, the Board will determine whether all or some portion of the outstanding rights will vest.

Remuneration Summary

2007	Short Term Benefits				Post-employment benefits			Other	Equity-based compensation			
	Salary & Fees	Bonus [3]	Non-cash Benefit [4]	Other [5]	Super annua-tion [6]	Other	Long-term benefits	Termi-nation benefits	Shares	Rights	Other	Total
	$	$	$	$	$	$	$	$	$	$	$	$
Non-executive directors * #												
Graham Bradley	302,036 [1]	-	-	-	27,183 [1]	-	-	-	176,244 [7]	-	-	505,463
Bruce Brook	130,882 [1]	-	-	-	11,779 [1]	-	-	-	16,378 [7]	-	-	159,039
Geoff Handley	130,882 [1]	-	-	-	11,779 [1]	-	-	-	11,733 [7]	-	-	154,394
David McLemore	146,184 [2]	-	-	-	-	-	-	-	-	-	-	146,184
Peter St. George	130,882 [1]	-	-	-	11,779 [1]	-	-	-	26,156 [7]	-	-	168,817
Total	840,866	-	-	-	62,520	-	-	-	230,511	-	-	1,133,897
Executive Management **												
Paul Brunner	812,499	743,750	-	14,712	6,500	-	188,000	-	-	-	-	1,765,461
Scott Alexander	280,000	119,000	-	120,748	6,500	-	-	-	-	-	-	526,248
Michael Birch	270,452	91,954	-	14,580	6,500	-	-	-	-	-	-	383,486
Terrance Dolan [8]	91,666	36,833	-	59,797	2,275	-	-	-	-	38,000	-	228,571
Patrick Johnson	274,352	116,600	-	17,916	6,500	-	-	-	-	-	-	415,368
Craig Kipp	556,249	366,563	-	14,712	6,500	-	-	-	-	-	-	944,024
Holm Oostveen [9]	121,016	-	-	-	6,500	-	-	284,422	-	-	-	411,938
Fabrizio Rasetti	273,000	116,025	-	17,916	6,500	-	-	-	-	-	-	413,441
Ronald Sellwood [10]	311,495	185,938	-	11,034	6,500	-	-	400,225	-	-	-	915,192
Total	**2,990,729**	**1,776,663**	**-**	**271,415**	**54,275**	**-**	**188,000**	**684,647**	**-**	**38,000**	**-**	**6,003,729**
TOTAL	**3,831,595**	**1,776,663**	**-**	**271,415**	**116,795**	**-**	**188,000**	**684,647**	**230,511**	**38,000**	**-**	**7,137,626**

* Employed by Boart Longyear Limited.
** Employed by Longyear Holdings, Inc. ("LHI"), an unlisted Delaware-registered United States corporation, or another unlisted United States affiliate thereof.
# The founding directors of the Company, Neil Upfold, Robin Bishop and Nicholas Atkins, held directorships from 3 January 2007 to 21 February 2007 and did not receive any remuneration or fees from the Company or the Group.

1. Based on an average exchange rate of A$1=US$0.83899 for the year ended 31 December 2007.
2. Mr. McLemore's compensation in 2007 includes fees of US$126,184 for his service as a director of the Company plus US$20,000 received in January and February 2007 as compensation for serving as the Vice-Chairman of Resources Services Holdco, Inc.
3. Management bonuses are reflected at the accrued rate of 85% of target bonus.
4. The KMP were insured against liabilities incurred in the performance of their duties under directors' and officers' liability insurance. The Company is prevented by its insurance contract from disclosing premiums paid for such coverage.
5. Includes automotive allowances, sign-on bonuses and other short-term cash compensation.
6. Includes 401(k) plan contributions made by the employing entity in the United States.
7. Shares were awarded to the non-executive directors in respect of work performed prior to and during the lead up to the listing. As disclosed in the Company's prospectus, these shares have a service condition of three years and have a holding lock of up to ten years.
8. Mr. Dolan's employment with the Group commenced on 27 August 2007.
9. Mr. Oostveen's employment terminated on 31 May 2007.
10. Mr. Sellwood's employment terminated on 31 October 2007, and Mr. Donald Newman assumed the role of Acting Chief Financial Officer on that date. Mr. Newman has not been considered part of Key Management Personnel for this Remuneration Report as he is fulfilling the role of CFO in an acting capacity only.

2006 [1]	Short Term Benefits				Post-employment benefits			Other	Equity-based compensation			
	Salary & Fees	Bonus	Non-cash benefit [4]	Other [5]	Superannuation [6]	Other	Long-term benefits	Termination benefits	Shares	Rights	Options	Total
	$	$	$	$	$	$	$	$	$	$	$	$
Non-executive directors												
Graham Bradley 2	-	-	-	-	-	-	-	-	-	-	-	-
Bruce Brook 2	-	-	-	-	-	-	-	-	-	-	-	-
Geoff Handley 2	-	-	-	-	-	-	-	-	-	-	-	-
David McLemore 3	120,000	-	-	-	-	-	-	-	-	-	-	120,000
Peter St. George 2	-	-	-	-	-	-	-	-	-	-	-	-
Total	120,000	-	-	-	-	-	-	-	-	-	-	120,000
Executive Management												
Paul Brunner	568,750	246,381	-	10,431	6,600	-	181,629	-	-	-	-	1,013,791
Scott Alexander [7]	23,333	10,570	-	50,000	-	-	-	-	-	-	-	83,903
Michael Birch [8]	175,333	79,425	-	96,010	-	-	-	-	-	-	371,576	722,344
Terrance Dolan	-	-	-	-	-	-	-	-	-	-	-	-
Patrick Johnson [9]	249,166	112,872	-	101,062	-	-	-	-	-	-	1,486,208	1,949,308
Craig Kipp	416,665	188,749	-	89,064	-	-	-	-	-	-	-	694,478
Holm Oostveen [10]	160,416	124,889	-	99,037	4,500	-	-	-	-	-	482,212	871,054
Fabrizio Rasetti [11]	194,999	88,334	-	179,521	-	-	-	-	-	-	743,104	1,205,958
Ronald Sellwood	315,624	142,978	-	13,026	6,600	-	-	-	-	-	-	478,228
Total	**2,104,286**	**994,198**	**-**	**638,151**	**17,700**	**-**	**181,629**	**-**	**-**	**-**	**3,083,100**	**7,019,064**
TOTAL	**2,224,286**	**994,198**	**-**	**638,151**	**17,700**	**-**	**181,629**	**-**	**-**	**-**	**3,083,100**	**7,139,064**

1. The remuneration reflected for 2006 was earned by the KMP while directors or employees of Resources Services Holdco, Inc. (RSHI) or its affiliates.
2. Messrs. Bradley, Brook, Handley and St. George were not directors of RSHI. The non-executive directors of RSHI were Nicholas Atkins, Humphrey Battcock and Robin Bishop, who did not receive compensation from the RSHI or its affiliates.
3. Mr. McLemore received monthly fees of $10,000 for serving as Vice-Chairman of RSHI.
4. The KMP were insured against liabilities incurred in the performance of their duties under directors' and officers' liability insurance. The Company is prevented by its insurance contract from disclosing premiums paid for such coverage.
5. Includes automotive allowances, sign-on bonuses and other short-term cash compensation.
6. Includes 401(k) plan contributions made by the employing entity in the United States.
7. Mr. Alexander's employment with the Group commenced on 1 December 2006.
8. Mr. Birch's employment with the Group commenced on 1 May 2006.
9. Mr. Johnson's employment with the Group commenced on 18 January 2006.
10. Mr. Oostveen was promoted to Senior Vice-President, Global Sales for the Group on 1 January 2006, prior to which time he was General Manager for the Group's European regional operations.
11. Mr. Rasetti's employment with the Group commenced on 3 April 2006.

Analysis of Bonuses Included in Remuneration

2007	Included as Remuneration [1]	% Vested in Year	% Forfeited in Year [3]	Target STI % for Financial Year
Paul Brunner	743,250	85	15	100
Scott Alexander	119,000	85	15	50
Michael Birch	91,954	85	15	50
Terrance Dolan [2]	36,833	85	15	50
Patrick Johnson	116,600	85	15	50
Craig Kipp	366,563	85	15	75
Holm Oostveen	-	-	100	50
Fabrizio Rasetti	116,025	85	15	50
Ronald Sellwood [2]	185,938	85	15	70

1. Bonus amounts included in remuneration for the financial year represent the amount that was accrued based on the achievement of corporate performance criteria under the Annual Bonus Plan for 2007. The actual bonus payments to management have not been finally calculated as of the date of this Remuneration Report and may be less than those listed, as the Company's executive performance evaluation process for 2007 has not been completed.
2. The accrued bonuses for Messrs. Dolan and Sellwood have been calculated on a pro-rata basis since neither executive was employed by the Company for the full calendar year.
3. The percentages listed are those expected to be forfeited during the financial year due to corporate financial performance criteria not being met under the Annual Bonus Plan for 2007 or for the cessation of an executive's employment.

2006	Included as Remuneration	% Vested in Year	% Forfeited in Year	Target STI % for Financial Year
Paul Brunner	246,381	94	6	100
Scott Alexander [1]	10,570	94	6	50
Michael Birch [1]	79,425	94	6	50
Terrance Dolan [2]	-	-	-	-
Patrick Johnson [1]	112,872	94	6	50
Craig Kipp	188,749	94	6	75
Holm Oostveen	124,889	94	6	-
Fabrizio Rasetti [1]	88,334	94	6	50
Ronald Sellwood	142,978	94	6	70

1. The bonuses paid to Messrs. Alexander, Birch, Johnson and Rasetti under the Annual Bonus Plan for 2006 were made on a pro-rata basis since each executive was employed for only a part of the year.
2. Mr. Dolan was not employed by the Group in 2006.

Rights and Shares Granted as Compensation to Key Management Personnel

Details of the Rights under the LTIP and restricted shares that were granted as compensation to the KMP during the reporting period, and details of those that were exercised, vested, or lapsed during the financial year are as follows:

Name	Year	Held at the beginning of the Financial Year	Granted as Remun-eration	Vested during the year	Forfeited during the year	Held at the end of the Financial Year	Vested and Exercisable as at 31 December 2007
Graham Bradley	2007	-	491,891	-	-	491,891	-
Bruce Brook	2007	-	45,945	-	-	45,945	-
Geoff Handley	2007	-	32,432	-	-	32,432	-
David McLemore	2007	-	-	-	-	-	-
Peter St George	2007	-	72,972	-	-	72,972	-
Terrence Dolan	2007	-	174,000	-	-	174,000	-

The rights and shares were provided at no cost to the recipient.

With respect to the shares awarded to the non-executive directors in respect of work performed prior to and leading up to the listing, the fair value of each share is the share price on the 12 April 2007 grant date (US$1.53). There is no exercise price payable should rights shares vest.

With respect to the Rights granted to Mr. Dolan under the LTIP, the fair value of each right is the share price on the 17 September 2007 grant date (US$1.81). There is no exercise price payable should the Rights vest.

The non-executive directors were entitled to apply for shares in the listing, and the Company agreed to grant additional shares to the non-executive directors in consideration of their efforts leading up to the listing. The number of shares that were granted was determined in part by the number of shares for which each non-executive director subscribed, and the granted shares are subject to vesting and sale conditions as described in the prospectus.

Except as shown in the table above, no options or other rights over shares in the Company have been granted to KMP during or since the end of the financial year.

During the reporting period, no shares were issued on the exercise of options or rights previously granted as compensation.

Analysis of Movements In Rights and Shares (not audited)

The movement during the reporting period, by value of the relevant rights and shares in the Company held by KMP is detailed below:

Name	Year	Entitlement to Rights granted in year $	Exercised in Year $	Forfeited in Year $	Total Rights Value in Year $
Graham Bradley [1]	2007	752,593	-	-	752,593
Bruce Brook [1]	2007	70,295	-	-	70,295
Geoff Handley [1]	2007	49,620	-	-	49,620
David McLemore	2007	-	-	-	-
Peter St George [1]	2007	111,647	-	-	111,647
Terrence Dolan [2]	2007	314,940	-	-	314,940

1. The value of the entitlement to rights grants in the year is the fair value of the rights calculated at grant date having regard to the closing price on the 12 April 2007 date of grant (US$1.53).
2. The value of the entitlement to Rights granted in the year is the fair value of the Rights calculated at the grant date, which was the closing price on the 17 September 2007 date of grant (US$1.81).

Service Agreements and Summary of Key Contract Terms

Summary of specific terms of the contracts between the Company and Key Management Personnel are set out below.

Name and position held during the Financial Year	Duration of contract	Notice Period by Company	Notice Period by Executive	Termination payments (where these are in addition to statutory entitlements)

Paul Brunner
Managing Director
President
Chief Executive Officer
	To 12 April 2010	None Specified	180 Days	• For termination with cause, statutory entitlements only
				• For termination without cause
				  • 18 months' salary
				  • Pro-rata bonus to termination date
				  • Waiver of medical insurance premiums for 12 months or until 12 April 2010 whichever is later
				  • Up to $100,000 relocation expense reimbursement

Patrick Johnson
Senior Vice President, Human Resources
	None Specified	None Specified	90 days	• For termination with cause, statutory entitlements only
				• For termination without cause
				  • 12 months' salary
				  • Pro-rata bonus to termination date
				  • Waiver of medical insurance premiums for 12 months

Craig Kipp
Chief Operating Officer
	None Specified	None Specified	90 days	• For termination with cause, statutory entitlements only
				• For termination without cause
				  • 18 months' salary
				  • Pro-rata bonus to termination date
				  • Waiver of medical insurance premiums for 12 months or until 15 May 2009, whichever is later
				  • Up to $100,000 relocation expense reimbursement

Fabrizio Rasetti
Senior Vice President, General Counsel and Secretary
	None Specified	None Specified	90 days	• For termination with cause, statutory entitlements only
				• For termination without cause
				  • 12 months' salary
				  • Pro-rata bonus to termination date
				  • Waiver of medical insurance premiums for 12 months

With respect to the above summary of Key Management Personnel employment terms, Messrs. Oostveen and Sellwood are no longer employed by the Group. Also, as is common in the United States, Messrs. Birch and Dolan are at-will employees and may be terminated, or may terminate their employment, with no notice by, or in favour of, the Group. Mr. Alexander also is an at-will employee but would be entitled pursuant to the terms of his employment offer to six months' salary for a termination by the Group without cause.

NON-AUDIT SERVICES

Details of amounts paid or payable for non-audit services provided during the year by the auditor are outlined in Note 37 to the financial statements.

The directors are satisfied that the provision of non-audit services, during the year, by the auditor (or by another person or firm on the auditor's behalf) is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are of the opinion that the services, as disclosed in Note 37 to the financial statements, do not compromise the external auditor's independence, based on advice received from the Audit Committee, for the following reasons:

- all non-audit services have been reviewed and approved by the Audit Committee to ensure that they do not impact the integrity and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Code of Conduct APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional & Ethical Standards Board, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND AUDITORS

The directors and officers of the Company are indemnified by the Company to the maximum extent permitted by law against liabilities incurred in their respective capacities as directors or officers. In addition, during the financial year the Company paid premiums in respect of contracts insuring directors and officers of the Company and any related body corporate against liabilities incurred by them to the extent permitted by the Corporations Act 2001. The insurance contracts prohibit disclosure of the nature of the liability and the amount of the premium.

The Company has not paid any premiums in respect of any contract insuring Deloitte Touche Tohmatsu, against a liability incurred in the role as an auditor of the Company.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 27 of the annual financial report.

ROUNDING OF AMOUNTS

Boart Longyear Limited is a company of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. mounts in the directors' report and the financial report are presented in US dollars and have been rounded off to the nearest thousand dollars in accordance with that Class Order, unless otherwise indicated.

Signed in accordance with a resolution of the directors.

On behalf of the Directors

Graham Bradley
Chairman

Sydney, 29 February 2008

Paul Brunner
Managing Director

Sydney, 29 February 2008

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Directors
Boart Longyear Limited
919-929 Marion Road
Mitchell Park SA 5043
Australia

29 February 2008

Dear Directors

Boart Longyear Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Boart Longyear Limited.

As lead audit partner for the audit of the financial statements of Boart Longyear Limited for the financial year ended
31 December 2007, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU

Rod Smith
Partner
Chartered Accountants

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent Auditor's Report

to the Members of Boart Longyear Limited

We have audited the accompanying financial report of Boart Longyear Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, cash flow statement and statement of recognised income and expense for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity, comprising the company and the entities it controlled at the year's end or from time to time during the financial year as set out on pages 30 to 109.

We have also audited the compensation disclosures contained in the directors' report. As permitted by the *Corporations Regulations 2001*, the company has disclosed information about the compensation of key management personnel ("compensation disclosures") as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures* ("AASB 124"), under the heading "remuneration report" on pages 14 to 25 of the directors' report, and not in the financial report. These compensation disclosures are identified in the directors' report as being subject to audit. The remuneration report also contains information not subject to audit.

Directors' Responsibility for the Financial Report and the AASB 124 Compensation Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. The directors are also responsible for the compensation disclosures contained in the directors' report. In Note 3, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes comply with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report and compensation disclosures contained in the directors' report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and the compensation disclosures comply with AASB 124.

Deloitte.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the compensation disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the compensation disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the compensation disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the compensation disclosures contained in the directors' report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Auditor's Independence Declaration

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's Opinion on the Financial Report

In our opinion:

(a) the financial report of Boart Longyear Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 3.

Auditor's Opinion on the AASB 124 Compensation Disclosures Contained in the Directors' Report

In our opinion, the compensation disclosures that are contained on pages 14 to 25 under the heading "remuneration report" of the directors' report and identified as being subject to audit, comply with paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures*.

DELOITTE TOUCHE TOHMATSU

Rod Smith
Partner
Chartered Accountants
Sydney, 29 February 2008

DIRECTORS' DECLARATION

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable;

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

(c) the directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of the directors made pursuant to section 295(5) of the Corporations Act 2001.

Graham Bradley
Chairman

Sydney, 29 February 2008

Paul Brunner
Managing Director

Sydney, 29 February 2008

Income Statement

For the financial year ended 31 December 2007

BOART LONGYEAR LIMITED

	Note	Consolidated 2007 US$'000	Consolidated 2006 US$'000	Parent 2007 US$'000
Continuing operations				
Revenue	5	1,575,737	1,118,476	-
Cost of goods sold		(1,047,088)	(764,099)	-
Gross margin		528,649	354,377	-
Other revenue	5	-	-	15,108
Other income	7	18,466	8,448	-
General and administrative expenses		(150,260)	(156,865)	(5,996)
Selling and marketing expenses		(151,567)	(158,252)	-
Other expenses		(8,318)	(27,357)	(7,640)
Operating profit		236,970	20,351	1,472
Interest income	5	5,012	4,497	3,049
Finance costs	6	(105,922)	(98,760)	-
Profit (loss) before taxation	7	136,060	(73,912)	4,521
Income tax (expense) benefit	8	(54,945)	(8,736)	2,988
Profit (loss) for the year from continuing operations		81,115	(82,648)	7,509
Discontinued operations (net of tax)				
Loss for the year from discontinued operations	7, 30	-	(706)	-
Loss on sale of discontinued operations	7, 30	-	(5,617)	-
Profit (loss) for the year attributable to equity holders of the parent		81,115	(88,971)	7,509
Earnings (loss) per share:				
From continuing and discontinued operations:				
Basic and diluted earnings per share	24	5.4 cents	(5.6) cents	
From continuing operations:				
Basic and diluted earnings per share	24	5.4 cents	(5.6) cents	

See accompanying notes to the financial statements.

Balance Sheet

As at 31 December 2007

	Note	Consolidated 2007 US$'000	Consolidated 2006 US$'000	Parent 2007 US$'000
Current assets				
Cash and cash equivalents	32a	87,548	26,547	1,087
Trade and other receivables	9	243,212	226,885	60,829
Inventories	10	176,265	133,645	-
Other financial assets	11	604	2,222	-
Current tax receivable	8	9,918	8,267	
Prepaid expenses		32,975	22,116	-
		550,522	419,682	61,916
Assets classified as held for sale	31	16,067	-	-
Total current assets		566,589	419,682	61,916
Non-current assets				
Property, plant and equipment	12	358,360	252,301	-
Goodwill	13	206,186	125,336	-
Other intangible assets	14	29,478	16,492	-
Deferred tax assets	8	31,391	26,998	15,999
Other financial assets	11	-	3,911	2,175,180
Other assets		544	1,359	-
Defined benefit plan asset	18	19,797	-	-
Total non-current assets		645,756	426,397	2,191,179
Total assets		1,212,345	846,079	2,253,095
Current liabilities				
Trade and other payables	15	244,685	238,691	8,533
Provisions	17	14,318	28,542	-
Current tax payable	8	25,323	29,316	7,277
Loans and borrowings	16	6,543	11,884	-
		290,869	308,433	15,810
Liabilities directly associated with non-current assets classified as held for sale	31	8,370	-	-
Total current liabilities		299,239	308,433	15,810
Non-current liabilities				
Trade and other payables	15	200	686	-
Loans and borrowings	16	650,170	1,275,697	-
Other financial liabilities	11	12,985	2,300	-
Deferred tax liabilities	8	7,632	2,531	-
Provisions	17	22,479	37,786	-
Total non-current liabilities		693,466	1,319,000	-
Total liabilities		992,705	1,627,433	15,810
Net assets (liabilities)		**219,640**	**(781,354)**	**2,237,285**
Equity				
Issued capital	19	479,673	452,331	2,229,776
Reserves	20	22,534	1,897	-
Other equity	22	(141,539)	(991,546)	-
Retained earnings (accumulated losses)	21	(141,028)	(244,036)	7,509
Total equity (deficit)		**219,640**	**(781,354)**	**2,237,285**

See accompanying notes to the financial statements.

Statement of Recognised Income and Expense

For the financial year ended 31 December 2007

BOART LONGYEAR LIMITED

		Consolidated		Parent
		2007	2006	2007
	Note	US$'000	US$'000	US$'000
Loss on cash flow hedges recorded in equity	20	(12,453)	(6,043)	-
Exchange differences arising on translation of foreign operations	20	34,695	2,529	-
Actuarial gains related to defined benefit plans	18	29,847	4,696	-
Income tax on income and expense recognised directly through equity		(3,857)	(1,506)	-
Net income recognised directly in equity		48,232	(324)	-
Transfer to profit or loss on cash flow hedges	20	1,673	3,838	-
Profit (loss) for the period		81,115	(88,971)	7,509
Total recognised income and expense for the period		131,020	(85,457)	7,509

See accompanying notes to the financial statements.

Cash Flow Statement

For the financial year ended 31 December 2007

BOART LONGYEAR LIMITED

	Note	Consolidated 2007 US$'000	Consolidated 2006 US$'000	Parent 2007 US$'000
Cash flows from operating activities				
Receipts from customers		1,559,410	1,053,060	-
Payments to suppliers and employees		(1,308,794)	(988,538)	(1,039)
Interest and other costs of finance related to post-IPO debt structure		(39,660)	-	-
Interest and other costs of finance		-	(70,107)	1,363
Investment and interest income received		5,012	4,497	15,108
Income tax paid		(58,190)	(40,473)	-
Net cash flows from (used in) operating activities	32d	**157,778**	**(41,561)**	**15,432**
Cash flows from investing activities				
Amounts advanced to related parties/associates		-	(294)	-
Purchase of property, plant and equipment		(124,278)	(64,106)	-
Proceeds from sale of property, plant and equipment		7,293	27,913	-
Development costs paid		(3,032)	(1,561)	-
Payments for acquisitions of businesses	32b	(129,833)	(145,488)	-
Proceeds on disposal of subsidiary, net of cash disposed	32c	10,053	70,582	-
Payments for investments		-	-	(1,890,388)
Purchase price refund		-	21,219	-
Purchase of derivative instruments		(1,054)	(7,757)	-
Net cash flows used in investing activities		**(240,851)**	**(99,492)**	**(1,890,388)**
Cash flows from financing activities				
Proceeds from issuance of shares		1,952,655	448,359	1,952,656
Payments for share issuance costs		(76,613)	-	(76,613)
Proceeds from issuance of share options		-	4,129	-
Payments for debt issuance costs		(16,955)	(33,347)	-
Interest and other costs of finance related to pre-IPO debt structure		(37,332)	-	-
Proceeds from borrowings		1,060,518	1,300,600	-
Repayment of borrowings		(1,709,427)	(589,995)	-
Cash paid in merger transaction		-	(991,546)	-
Payment to redeemable note holders		(1,030,828)	-	-
Net cash flows from financing activities		**142,018**	**138,200**	**1,876,043**
Net increase (decrease) in cash and cash equivalents		**58,945**	**(2,853)**	**1,087**
Cash and cash equivalents at the beginning of the year		**25,530**	**27,537**	**-**
Effects of exchange rate changes on the balance of cash held in foreign currencies		**3,073**	**846**	**-**
Cash and cash equivalents at the end of the year	32a	**87,548**	**25,530**	**1,087**

See accompanying notes to the financial statements.

1. GENERAL INFORMATION

General information

Boart Longyear Limited (the "Parent" or the "Company") is a public company listed on the Australian Securities Exchange Limited ("ASX") and is incorporated in Australia. Boart Longyear Limited and subsidiaries (collectively referred to as the "Boart Longyear Group" or the "Group") operate in five geographic regions, which are defined as North America, South America, Europe, Australia and Asia, and Africa.

Boart Longyear Limited's registered office and its principal place of business are as follows:

Registered office	Principal place of business
919-929 Marion Road	2640 West 1700 South
Mitchell Park SA 5043	Salt Lake City , UT 84104
Australia	United States of America
Tel: +61 (8) 8375 8375	Tel: +1 (801) 972 6430

2. ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS

During the current financial year, the Boart Longyear Group adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board ("AASB") that are relevant to its operations and effective for the current annual reporting period. These Standards and Interpretations include:

- AASB 7 'Financial Instruments: Disclosures'
- AASB 2005-10 'Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023, AASB 1038)'
- AASB 101 'Presentation of Financial Statements Standards'

The adoption of these new and revised Standards and Interpretations did not have an impact on the Group's financial results or balance sheet as they are only concerned with disclosure.

Recently issued accounting standards to be applied in future reporting periods

The accounting standards and AASB Interpretations that will be applicable to the Group in future reporting periods are detailed below. Apart from these standards and interpretations, management has considered other accounting standards that will be applicable in future periods, however they have been considered insignificant to the Group.

Borrowing costs

AASB 123 'Borrowing Costs' was revised in May 2007, with the revised standard becoming applicable to annual reporting periods beginning on or after 1 January 2009. A related omnibus standard AASB 2007-6 'Amendments to Australian Accounting Standards arising from AASB 123' makes a number of amendments to other accounting standards as a result of the revised AASB 123 and must be adopted at the same time. This revised version requires an entity to capitalise borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. The adoption of this standard is not expected to have an impact on the Group's financial results or balance sheet.

Segment reporting

AASB 8 'Operating Segments' is applicable to annual reporting periods beginning on or after 1 January 2009 and replaces AASB 114 'Segment Reporting'. A related omnibus standard AASB 2007-3 'Amendments to Australian Accounting Standards arising from AASB 8' makes a number of amendments to other accounting standards as a result of AASB 8 and must be adopted at the same time. AASB 8 requires entities to determine operating segments based on their internal management reporting structure for the reporting of their financial performance. The adoption of AASB 8 and AASB 2007-3 are not expected to have an impact on the Group's financial results or balance sheet as they are only concerned with disclosure.

2. ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS (CONTINUED)

Reinstatement of options in Australian Accounting Standards

AASB 2007-4 'Amendments to Australian Accounting Standards Arising from ED 151 and Other Amendments' is applicable to reporting periods beginning on of after 1 July 2007. This standard amends a number of existing Australian Accounting Standards by reintroducing accounting treatment options that are included in International Financial Reporting Standards ("IFRS") that were originally removed by the Australian Accounting Standards Board. The standard also removes a number of disclosure requirements that were originally included in Australian Accounting Standards and not required by IFRS.

The accounting options which are being re-introduced include:

- permitting an entity to adopt the indirect method of presenting its cash flow statement;
- permitting an entity to apply proportionate consolidation to interests in joint venture entities; and
- permitting an entity to record non-monetary grants at nominal amounts and to present assets and expenses net of related grants.

The adoption of AASB 2007-4 is not expected to change any of the amounts recognised in the financial statements but may affect the type and format of the information disclosed.

Share transactions

AASB Interpretation 11 AASB 2 'Group and Treasury Share Transactions' and AASB 2007 – 1 'Amendments to Australian Accounting Standards arising from AASB Interpretation 11' are effective for annual reporting periods commencing on or after 1 March 2007. AASB Interpretation 11 addresses whether certain types of share-based payment transactions should be accounted for as equity-settled or as cash settled transactions and specifies the accounting in a subsidiary's financial statements for the share-based payment arrangements involving equity instruments of the Parent. The adoption of AASB Interpretation 11 is not expected to have a significant impact on the Group.

Other standards

AASB Interpretation 14 AASB 119 'The Limit on a Defined Asset, Minimum Funding Requirements and their Interactions' is effective for annual reporting periods commencing on or after 1 January 2008. Interpretation 14 aims to clarify how to determine in normal circumstances the limit on the asset that an employer's balance sheet may contain in respect of its defined benefit pension plan. The adoption of Interpretation 14 is not expected to have a significant impact on the Group.

AASB 101 'Presentation of Financial Statements (revised September 2007)', AASB 2007-10 'Further Amendments to Australian Accounting Standards arising from AASB 101' is effective for annual reporting periods commencing on or after 1 January 2009. AASB 101 introduces "total comprehensive income", changes the titles of some of the financial statements, requires a statement of financial position at the beginning of the earliest comparative period when comparatives are "restated", requires disclosure of income tax relating to each component of other comprehensive income. Management has not yet assessed the impact of this standard.

IFRS 3 'Business Combinations (revised)', IAS 27 'Consolidated and Separate Financial Statements (revised)' are effective for annual reporting periods commencing on or after 1 July 2009. These standards amend the manner in which business combinations and changes in ownership interests in subsidiaries are accounted for. They also make consequential amendments to other standards, most notably IAS 28 'Investments in Associates' and IAS 31 "Interests in Joint Ventures'. Management has not yet assessed the impact of these standards.

3. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

This financial report is a general purpose financial report which has been prepared in accordance with the requirements of applicable Accounting Standards including Australian Interpretations and the Corporation Act 2001

The financial report includes the separate financial statements of the Parent and the consolidated financial statements of the Group.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of compliance (continued)

Accounting Standards include Australian equivalents to International Financial Reporting Standards ("A-IFRS"). Compliance with A-IFRS ensures that the financial statements and notes of the Parent and the Group comply with IFRS.

This is the first financial report prepared for Boart Longyear Limited following its incorporation on 2 January 2007. As Boart Longyear Limited was incorporated after the date of transition to the Australian equivalents to A-IFRS, all financial statements and information presented in this financial report are in accordance with A-IFRS. As no prior annual financial report has been prepared, no reconciliation from previous accounting principles to A-IFRS has been presented.

In accordance with AASB 3 'Business Combinations', the acquisition of Resources Services Holdco, Inc. ("RSHI") by Boart Longyear Investments Pty Limited, a wholly owned subsidiary of Boart Longyear Limited, was accounted for as a reverse acquisition, and the consolidated financial statements have therefore been prepared as a continuation of the financial statements of RSHI, the accounting acquirer. Accordingly, the comparative information provided for the balance sheet and related information as at 31 December 2006 as well as the income statement, statement of cash flows, statement of recognised income and expense and related information for 2006 is that of RSHI and its wholly owned subsidiaries.

The comparative information in these financial statements represents the continuation of RSHI. As the prior year financial statements were prepared using UK-GAAP, this comparative information has been restated to comply with Australian Accounting Standards. As a result of the finalisation of this process a number of immaterial adjustments have been made to the comparative financial information presented in these financial statements compared to the comparative financial information presented in the half-year financial report.

The financial report is presented in United States dollars which is Boart Longyear Limited's functional and presentation currency.

Basis of preparation

The financial report has been prepared on a historical cost basis, except for the revaluation of certain financial instruments that are stated at fair value. Cost is based on fair values of the consideration given in exchange for assets.

In applying A-IFRS, management is required to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported. These accounting policies have been consistently applied by each entity in the Group.

The significant accounting policies set out below have been applied in the preparation and presentation of the financial report for the year ended 31 December 2007 and the comparative information.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a) Basis of consolidation

The consolidated financial statements are prepared by combining the financial statements of all of the entities that comprise the consolidated entity, Boart Longyear Limited (the legal parent entity), RSHI (the accounting acquirer) and subsidiaries as defined in AASB 127 'Consolidated and Separate Financial Statements'. Consistent accounting policies are applied by each entity and in the preparation and presentation of the consolidated financial statements.

Subsidiaries are all entities for which the Boart Longyear Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group until such time as the Group ceases to control such entity. Where necessary, adjustments are made to the financial statements of subsidiaries to make their accounting policies consistent with the Boart Longyear Group accounting policies.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealised income and expenses arising from inter-company transactions, are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Presentation currency

Results of the major operating businesses are recorded in their functional currencies, which are generally their local currency. The Group's US dollar denominated revenue represents the most predominant currency. Accordingly, under A-IFRS, management believes that US dollar reporting represents the best indicator of the results of the Group and therefore the consolidated financial information is presented in US dollars.

(c) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits repayable on demand with a financial institution. Cash balances and overdrafts in the balance sheet are stated at gross amounts within current assets and current liabilities, unless there is a legal right of offset at the bank. The cash and cash equivalents balance primarily consists of money market funds and bank term deposits with original maturity at time of purchase of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(d) Trade and other receivables

Trade receivables are recorded at amortised cost. The Group reviews collectability of trade receivables on an ongoing basis and makes judgments as to its ability to collect outstanding receivables and provides an allowance for credit losses when there is objective evidence that the Group will not be able to collect the debt. The amount of the loss is recognised in the income statement within operating expenses. When a trade receivable is determined to be uncollectible, it is written off against the allowance account for doubtful debts. Subsequent recoveries of amounts previously written off are recorded in other income in the income statement.

(e) Inventories

Products

Inventories are measured at the lower of cost or net realisable value. The cost of inventories is based on a standard cost method, which approximates actual cost on a first-in first-out basis, and includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads (including depreciation) based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Drilling Services

The Group maintains an inventory of core drilling rods and casings and certain consumables for use in the rendering of services. Such inventories are measured at the lower of cost or net realisable value. Core drilling rods and casings are initially recognised at cost and are expensed as utilised. A regular and ongoing review is undertaken to establish whether any items are obsolete or damaged, and if so their carrying amount is written down to its net realisable value. Allowances are recorded for inventory considered to be excess or obsolete.

(f) Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset, including the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the present value at acquisition of the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets.

Subsequent costs are recognised in the carrying amount of an item of property, plant and equipment, as appropriate, only when it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs, including repairs and maintenance, are recognised in the income statement as an expense as incurred.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term or their useful lives. Land and properties in the course of construction are not depreciated.

The following useful lives are used in the calculation of depreciation:

Buildings	20-40 years
Plant and machinery	5-10 years
Drilling rigs	5-12 years
Other drilling equipment	1-5 years
Office equipment	5-10 years
Computer equipment:	
Hardware	3-5 years
Software	1-5 years

Depreciation methods, useful lives and residual values are reassessed at each reporting date.

(g) Goodwill and other intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the attributable net assets and is not amortised, but tested for impairment annually. If there is an indication that the goodwill may be impaired, the impairment is recognised in income and is not subsequently reversed. When the excess of the cost of an acquisition over the fair value of the attributable net assets is negative (a surplus on acquisition), it is recognised immediately in profit or loss.

As part of its transition to A-IFRS, the Boart Longyear Group has restated only those business combinations that occurred on or after 1 January 2006. In respect of acquisitions prior to 1 January 2006, goodwill represents the unamortised amount recognised under the Boart Longyear Group's previous accounting framework, UK GAAP, at 1 January 2006.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trademarks and trade names

Trademarks and trade names recognised by the Boart Longyear Group are considered to have indefinite useful lives and are not amortised. Each period, the useful life of each of these assets is reviewed to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset. Such assets are tested for impairment at least annually or more frequently if events or circumstances indicate that the asset might be impaired.

Contractual customer relationships

Contractual customer relationships acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. Contractual customer relationships have a finite useful life and are carried at cost less accumulated amortisation and accumulated impairment losses.

Contractual customer relationships are amortised over a 10 year period on a straight line basis. The estimated useful life and amortisation method is reviewed at the end of each annual reporting period, with any changes being recognised as a change in accounting estimate.

Patents

Patents are measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged on a straight line basis over their estimated useful lives of 10 years. The estimated useful life and amortisation method is reviewed at the end of each annual reporting period, with any changes being recognised as a change in accounting estimate.

Research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Boart Longyear Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in profit or loss when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised in profit or loss on a straight line basis over the estimated useful lives, which on average is 15 years.

Subsequent expenditure on intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss when incurred.

(h) Assets classified as held for sale

Non-current assets (and disposal groups) classified as held for sale and liabilities directly associated are measured at the lower of carrying amount or fair value less costs to sell.

The Boart Longyear Group classifies non-current assets and disposal groups as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for such a sale and the sale is highly probable. The sale of the asset (or disposal group) must be expected to be completed within one year from the date of classification, except in the circumstances where sale is delayed by events or circumstances outside the Group's control but it remains committed to a sale.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Assets classified as held for sale (continued)

The Group discloses the results of these disposal groups as discontinued operations on the face of the income statement only if they meet the following requirements:

- represent a separate major line of business or geographical area of operations;
- are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
- are a subsidiary acquired exclusively with a view to resale.

(i) Leased assets

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs. Refer to Note 3(p). Contingent rentals are recognised as expenses in the periods in which they are incurred.

Finance leased assets are amortised on a straight-line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

Lease incentives

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(j) Current and deferred taxation

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, in respect of all temporary differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Temporary differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they probably will not reverse in the foreseeable future.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Current and deferred taxation (continued)

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

Tax consolidation

The Group includes tax consolidated groups for the entities incorporated in Australia and the United States. Tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of each tax-consolidated group are recognised in the separate financial statements of the members of that tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts in the separate financial statements of each entity. Tax values arising from the unused tax losses and relevant tax credits of each members of the tax-consolidated group are recognised by the head entity in that tax-consolidated group.

Entities within the various tax-consolidated groups will enter into tax funding arrangements and tax-sharing agreements with the head entities. Under the terms of the tax funding arrangements, the relevant head entity and each of the entities in that tax-consolidated group will agree to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity.

(k) Derivative financial instruments

The Boart Longyear Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts and interest rate swaps.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedges), hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

The fair value of hedging derivatives is classified as a non-current asset or a non-current liability if the remaining maturity of the hedge relationship is more than 12 months and as a current asset or a current liability if the remaining maturity of the hedge relationship is less than 12 months.

Derivatives not designated into an effective hedge relationship are classified as a current asset or a current liability regardless of their remaining maturities.

Hedge accounting

The Boart Longyear Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Boart Longyear Group documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Hedge accounting (continued)

Furthermore, at the inception of the hedge and on an ongoing basis, the Boart Longyear Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

Hedge accounting is discontinued when the Boart Longyear Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to profit or loss from that date.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as part of other expenses or other income.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Boart Longyear Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

(l) Impairment

Non-financial assets

The Boart Longyear Group's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, a recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use or its fair value, less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Impairment (continued)

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss is not recognised directly for trade receivables because the carrying amount is reduced through the use of an allowance account. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are recorded in other income in the income statement. Changes in the carrying amount of the allowance account are recognised in profit or loss.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost, the reversal is recognised in profit or loss.

(m) Trade and other payables

Trade payables and other payables are carried at amortised cost. They represent unsecured liabilities for goods and services provided to the Boart Longyear Group prior to the end of the financial period that are unpaid and arise when the Group becomes obligated to make future payments.

(n) Provisions

A provision is recognised if, as a result of a past event, the Boart Longyear Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Warranties

The Boart Longyear Group maintains warranty reserves for consumable type products manufactured or sold by its various companies. Based on past experience, warranty returns have not been significant. A provision for warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the Group starts to implement the restructuring plan or announces the main features of the restructuring plan to those affected by the plan in a sufficiently specific manner to raise a valid expectation of those affected that the entity will carry out the restructuring. The Group's restructuring accruals include only the direct expenditures arising from the restructuring, which are those that are both necessarily incurred by the restructuring and not associated with the ongoing activities of the entity.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

(o) Employee benefits

Liabilities for employee benefits for wages, salaries, annual leave, long service leave, and sick leave represent present obligations resulting from employees' services provided to the reporting date and are calculated at discounted amounts based on remuneration wage and salary rates that the Boart Longyear Group expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax, when it is probable that settlement will be required and they are capable of being measured reliably.

Liabilities recognised in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognised in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date.

Non-accumulating non-monetary benefits, such as medical care, housing, cars and free or subsidised goods and services, are expensed based on the net marginal cost to the Group as the benefits are taken by the employees.

A provision is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Defined contribution pension plans and post-retirement benefits

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The amount recognised as an expense in the income statement in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Defined benefit pension plans

The Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any fund assets is deducted.

The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating to the terms of the Group's defined benefit obligations. Where there is no deep market in such bonds, the market yields at the reporting date on government bonds are used. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses arising from experience adjustments and related changes in actuarial assumptions are charged or credited to retained earnings.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in profit or loss.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Employee benefits (continued)

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan. Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Share-based payment transactions

Equity-settled share-based payments with employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. Fair value is measured by use of a Black-Scholes-Merton model, which requires the input of highly subjective assumptions.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

The above policy is applied to all equity-settled share-based payments that were granted after 7 November 2002 that vest after 1 January 2006. No amount has been recognised in the financial statements in respect of the other equity-settled shared-based payments.

Equity-settled share-based payment transactions with other parties are measured at the fair value of the goods and services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

Earn-out and bonus agreements

In certain circumstances, previous owners of acquired businesses may become employees of the Group. A business combination agreement may include earn-out or bonus clauses which provide for an adjustment to the cost of the combination contingent upon future events. If contingent consideration is, in substance, compensation for services or profit sharing (e.g., clauses requiring that the individual remain employed by the Group), those payments are recognised as an expense over the period of services provided. If the substance of the consideration is payment for the business acquired, the amount is treated as an adjustment to the cost of the business combination.

(p) Loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. Debt issuance costs are amortised using the effective interest rate method over the life of the borrowing. For refinancing or restructuring of liabilities which are not considered a substantial modification, all costs incurred related to the refinancing or restructuring are amortised to profit and loss in the period of refinancing. For refinancing or restructuring of liabilities which are considered a substantial modification, a gain (loss) is recognised and the initial issue costs are written off, while any issuance costs related to the refinancing are recorded against the liabilities.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Financial instruments

Debt and equity instruments

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

Financial guarantee contract liabilities

Financial guarantee contract liabilities are measured initially at their fair values and subsequently at the higher of the amount recognised as a provision and the amount initially recognised less cumulative amortisation in accordance with the revenue recognition policies described in Note 3(s).

Financial assets

Investments are recognised and derecognised on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs except for those financial assets classified as fair value through profit or loss which are initially measured at fair value.

Subsequent to initial recognition, investments in subsidiaries are measured at cost in the Group financial statements. Subsequent to initial recognition, investments in associates are accounted for under the equity method in the consolidated financial statements and the cost method in the Group financial statements.

Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as 'loans and receivables'. Non-current loans and receivables are measured at amortised cost using the effective interest rate method less impairment. Interest is recognised by applying the effective interest rate. Current trade receivables are recorded at the invoiced amount and do not bear interest.

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 11.

Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs, and subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis. The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

(r) Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

3.1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Revenue recognition

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and sales taxes. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale and with local statute, but are generally when title and insurance risk has passed to the customer and the goods have been delivered to a contractually agreed location.

Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion of the contract is determined as follows:

- revenue from drilling services contracts is recognised on the basis of actual meters drilled for each contract; and
- revenue from time and material contracts is recognised at the contractual rates as labour hours are delivered and direct expenses are incurred.

Investment income is accrued over time, by reference to the principal outstanding and at the effective applicable interest rate.

(t) Foreign currency transactions

The financial statements of the Boart Longyear Group and its international subsidiaries have been translated into US dollars using the exchange rate at each balance sheet date for assets and liabilities of foreign operations and at an average exchange rate for revenues and expenses throughout the period. The effects of exchange rate fluctuations on the translation of assets and liabilities are recorded as movements in the foreign currency translation reserve ("FCTR").

The Group's presentation currency is the US dollar. The Group determines the functional currency of its subsidiaries based on the currency used in their primary economic environment, and, as such, foreign currency translation adjustments are recorded in the FCTR for those subsidiaries with a functional currency different from the US dollar.

Transaction gains and losses, and unrealised translation gains and losses on short-term inter-company and operating receivables and payables denominated in a currency other than the functional currency, are included in other income in the consolidated income statement.

(u) Contingencies

The recognition of accruals for legal disputes is subject to a significant degree of estimation. Accruals are made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. Accruals are recognised when (a) the Boart Longyear Group has a present legal or constructive obligation as a result of past events, (b) it is more likely than not that an outflow of resources will be required to settle the obligation, and (c) the amount of that outflow has been reliably estimated.

(v) Segment reporting

A segment is a distinguishable component of the Boart Longyear Group that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group's primary format for segment reporting is business segments.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under AASB 3 'Business Combinations' are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with AASB 5 'Non-current Assets Held for Sale and Discontinued Operations', which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

(x) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
- for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Boart Longyear Group has two business segments—Global Drilling Services and Global Products—which provide services and products to mining companies, energy companies (coal, oil, gas and geothermal), water utilities, environmental and geotechnical engineering firms, government agencies and other mining services companies.

Global Drilling Services consists of providing rigs, equipment, consumables and services for drilling and completing holes and the extraction and presentation of rock, soil and water samples on a contract basis. This business depends upon the supply and utilisation of drilling rigs, the skills and training of the drilling services personnel and the ability to negotiate the contracts under which these services are provided to customers.

Global Products designs, manufactures and markets drilling rigs and drilling products such as rods, bits and core barrels used in the drilling of holes. The Global Products business sells the drilling products to mining and construction companies as well as to contract drilling services that use these products as consumables in the drilling process. The Global Drilling Services segment is a major user of these products. This segment depends upon the development of products and the ability to manufacture, distribute and supply products to the Group's world-wide customers in a timely and competitive manner.

These business segments are the basis for which the Group reports its primary segment information.

	External sales		Inter-segment (i)		Total	
	2007	2006	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Global Drilling Services	970,898	631,736	-	-	970,898	631,736
Global Products	604,839	512,252	143,292	120,155	748,131	632,407
Total of all segments	1,575,737	1,143,988	143,292	120,155	1,719,029	1,264,143
Eliminations					(143,292)	(120,155)
Discontinued					-	(25,512)
Revenue from continuing operations					1,575,737	1,118,476
Interest revenue					5,012	4,497
Revenue from discontinued operations					-	25,512
Consolidated revenue					1,580,749	1,148,485

(i) Inter-segment sales are recorded at amounts equal to competitive market prices charged to external customers for similar goods.

	Profit (loss) before tax		Assets		Liabilities	
	2007	2006	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Global Drilling Services	180,133	100,047	430,750	318,407	100,682	67,525
Global Products	114,611	72,398	320,835	273,801	57,730	48,331
Total of all segments	294,744	172,445	751,585	592,208	158,412	115,856
Eliminations	-	-	-	-	-	-
Unallocated	(158,684)	(246,357)	460,760	253,871	834,293	1,511,577
Consolidated	136,060	(73,912)	1,212,345	846,079	992,705	1,627,433

4. BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

	Acquisition of segment assets		Depreciation and amortisation of segment assets	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Global Drilling Services	206,281	259,672	44,136	34,831
Global Products	25,898	15,527	14,118	14,816
Total of all segments	232,179	275,199	58,254	49,647
Eliminations	-	-	-	-
Unallocated	10,551	10,572	1,594	125
Consolidated	242,730	285,771	59,848	49,772

The Group's two business segments operate in five principal geographic areas – Africa, Europe, North America, South America, and Australia and Asia. The Group's revenue from external customers and information about its segment assets by geographical locations is detailed below:

	Revenue from external customers		Segment assets		Acquisition of segment assets	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Africa	115,650	124,539	114,174	89,469	3,780	3,872
Europe	125,454	128,651	70,719	62,907	5,407	4,067
North America	757,686	571,918	442,815	368,274	74,491	123,240
South America	141,976	81,289	121,889	43,409	63,088	2,777
Australia and Asia	434,971	237,591	462,748	282,020	95,964	151,815
	1,575,737	1,143,988	1,212,345	846,079	242,730	285,771

The 2006 discontinued operations, as disclosed in Note 30, are included in the Global Products business segment, and the Europe geographic segment.

5. REVENUE

An analysis of the Group's revenue for the year, from both continuing and discontinued operations, is as follows:

	Consolidated		Parent
	2007 US$'000	2006 US$'000	2007 US$'000
Continuing Operations			
Revenue from the sale of goods	604,839	486,740	-
Revenue from the rendering of services	970,898	631,736	-
	1,575,737	1,118,476	-
Interest revenue:			
Bank deposits	4,815	1,614	1,363
Other loans and receivables	100	956	1,686
Other	97	1,927	-
	5,012	4,497	3,049
Dividends from subsidiaries	-	-	15,108
	1,580,749	1,122,973	18,157
Discontinued Operations			
Revenue from sale of goods	-	25,512	-
Revenue from the rendering of services	-	-	-
	-	25,512	-
	1,580,749	1,148,485	18,157

6. FINANCE COSTS

	Consolidated	
	2007 US$'000	2006 US$'000
Interest on bank overdrafts and loans	72,420	73,086
Interest rate swap income	(1,673)	(3,838)
Write-off of debt issuance costs	-	15,535
Amortisation of debt issuance costs	27,096	14,995
Debt early termination costs	5,600	-
Interest on obligations under finance leases	645	859
Total interest expense	104,088	100,637
Loss (gain) arising on derivatives in a designated cash flow hedge accounting relationship	1,834	(1,877)
Loss arising on derivatives in a designated fair value hedge accounting relationship	4,532	-
Gain arising on adjustment to hedged item in a designated fair value hedge accounting relationship	(4,532)	-
	1,834	(1,877)
Total finance costs:	105,922	98,760
Attributable to:		
Continuing operations	105,922	98,760
Discontinued operations	-	-
	105,922	98,760

Interest paid prior to the IPO has been included in the cash flow statement as a financing activity. Interest paid post IPO has been included in the cash flow statement as an operating activity.

7. PROFIT (LOSS) FOR THE YEAR

(a) Gains and losses

Profit (loss) for the year has been arrived at after crediting (charging) the following gains and (losses):

	Consolidated				Parent
	Continuing		Discontinued	Total	Continuing
	2007	2006	2006	2006	2007
	US$'000	US$'000	US$'000	US$'000	US$'000
Gain (loss) on disposal of property, plant and equipment	(272)	7,708	-	7,708	-
Gain (loss) on disposal of subsidiaries	3,218	740	(7,391)	(6,651)	-
Net foreign exchange gains (losses)	12,665	-	-	-	(1,259)
Change in fair value of financial assets carried at fair value through profit or loss	-	(8,255)	-	(8,255)	-
Other income (expense)	2,583	(161)	-	(161)	-

(b) Income and expenses relating to financial instruments

Profit (loss) for the year includes the following income and expenses arising from movements in the carrying amounts of financial instruments (other than derivative instruments in an effective hedge relationship).

	Consolidated				Parent
	Continuing		Discontinued	Total	Continuing
	2007	2006	2006	2006	2007
	US$'000	US$'000	US$'000	US$'000	US$'000
Loans and receivables:					
Interest revenue	4,915	2,570	-	2,570	3,049
Impairment of loans & receivables	73	(368)	-	(368)	-
	4,988	2,202	-	2,202	3,049
Financial liabilities at amortised cost					
Interest expense	78,020	73,086	-	73,086	-
Interest rate swap income	1,673	3,838	-	3,838	-
Amortisation expense	27,096	14,995	-	14,995	-
Write-off of debt issuance costs	-	15,535	-	15,535	-
Exchange gain	489	118	-	118	-
	107,278	107,572	-	107,572	-
Financial liabilities at fair value through profit & loss					
Changes in fair value of financial liabilities designated as at fair value through profit or loss	(1,834)	1,877	-	1,877	-
	(1,834)	1,877	-	1,877	-

7. PROFIT FOR THE YEAR (CONTINUED)

(c) Employee benefit expenses:

	Consolidated				Parent
	Continuing		Discontinued	Total	Continuing
	2007	2006	2006	2006	2007
	US$'000	US$'000	US$'000	US$'000	US$'000
Post employment benefits					
Defined contribution plans	(13,674)	(6,928)	-	(6,928)	-
Defined benefit plans	(372)	679	-	679	-
Share-based payments:					
Equity-settled share-based payments	(775)	(7,228)	-	(7,228)	(231)
Termination benefits	(1,525)	(2,748)	-	(2,748)	-
Other employee benefits	(79,872)	(76,777)	(329)	(77,106)	-
	(96,218)	(93,002)	(329)	(93,331)	(231)

(d) Other:

	Consolidated				Parent
	Continuing		Discontinued	Total	Continuing
	2007	2006	2006	2006	2007
	US$'000	US$'000	US$'000	US$'000	US$'000
Depreciation of non-current assets	(57,153)	(48,752)	(674)	(49,426)	-
Amortisation of non-current assets	(2,695)	(346)	-	(346)	-
Impairment of fixed assets	-	(7,664)	-	(7,664)	-
Operating lease rental expense	(24,192)	(12,518)	-	(12,518)	-
Restructuring costs	(5,584)	(8,341)	-	(8,341)	-

8. INCOME TAXES

Income tax expense is as follows:

	Consolidated 2007 US$'000	Consolidated 2006 US$'000	Parent 2007 US$'000
Income tax expense:			
Current tax expense (benefit)	57,020	51,815	(5,814)
Adjustments recognised in the current year in relation to the current tax of prior years	(10,215)	3,036	-
Deferred tax expense (benefit)	8,140	(47,889)	2,826
	54,945	6,962	(2,988)
Income tax is attributable to:			
Profit (loss) from continuing operations	54,945	8,736	(2,988)
(Loss) from discontinuing operations	-	(1,774)	-
	54,945	6,962	(2,988)
(a) The prima facie income tax expense (income) on pre-tax accounting profit reconciles to the income tax expense in the financial statements as follows:			
Profit (loss) from continuing operations	136,060	(73,912)	4,521
(Loss) from discontinued operations	-	(8,097)	-
Profit (loss) from operations	136,060	(82,009)	4,521
Income tax benefit calculated at US rate of 35%	-	(28,703)	-
Income tax expense of U.S.	-	2,494	-
Income tax expense calculated at Australian rate of 30%	40,818	-	1,356
Impact of higher rate tax countries	3,739	-	-
Impact of lower rate tax countries	(3,425)	-	-
Net nondeductible/nonassessable items	7,820	(233)	188
Utilisation of losses not previously recognised	(2,532)	-	-
Unrecognised tax losses	-	11,268	
Income subject to double taxation in the U.S.	17,745	19,100	-
Unutilised foreign tax credits	2,381	-	-
Recognition of deferred tax assets arising in prior years	(2,210)	-	-
Deduction of foreign taxes	(5,314)	-	-
Effect of transactions within the tax-consolidated group that are exempt from taxation	-	-	(4,532)
Other	6,137	-	-
	65,160	3,926	(2,988)
(Over) under provision	(10,215)	3,036	-
	54,945	6,962	(2,988)

8. INCOME TAXES (CONTINUED)

(b) Income tax recognised directly in equity during the period

The following current and deferred amounts were charged (credited) directly to equity during the period:

	Consolidated		Parent
	2007 US$'000	2006 US$'000	2007 US$'000
Deferred tax:			
Actuarial movements on defined benefit plans	(7,954)	(2,344)	-
Share issue costs	18,778	-	18,778
Cash flow hedges	4,097	838	-
	14,921	(1,506)	18,778
(c) Current tax assets and liabilities			
Current tax assets:			
Income tax receivable attributable to:			
Parent	-	-	-
Other entities in the tax consolidated group	-	-	-
Other entities	9,918	8,267	-
	9,918	8,267	-
Current tax liabilities:			
Income tax payable attributable to:			
Parent	(5,768)	-	(5,768)
Other entities in the tax consolidated group	13,045	-	13,045
Other entities	18,046	29,316	-
	25,323	29,316	7,277
(d) Deferred tax balances			
Deferred tax comprises:			
Temporary differences	20,170	23,546	15,999
Tax losses	3,902	921	-
	24,072	24,467	15,999

8. INCOME TAXES (CONTINUED)

	Consolidated						
2007	Opening balance US$'000	Charged to income US$'000	Foreign exchange differences	Acquired/ disposed US$'000	Other US$'000	Charged to equity US$'000	Closing balance US$'000
Deferred tax assets (liabilities)							
Property, plant and equipment	(19,050)	(5,135)	2,217	(1,785)	-	-	(23,753)
Provisions	4,739	(50)	(551)	-	-	-	4,138
Doubtful debts	3,306	(2,796)	(385)	-	-	-	125
Intangibles	(3,942)	(1,628)	459	(2,711)	-	-	(7,822)
Acquisitions and restructuring costs	13,333	(702)	(1,551)	-	-	-	11,080
Share-issue expenses	123	(2,826)	-	-	47	18,778	16,122
Accrued liabilities	6,311	3,654	(734)	-	-	-	9,231
Pension	8,176	1,652	(951)	-	-	(7,954)	923
Debt and interest	5,001	269	(582)	-	-	-	4,688
Hedge loss	838	-	-	-	-	4,097	4,935
Unearned revenues	(1,140)	(162)	133	-	-	-	(1,169)
Inventory	3,572	(180)	(416)	-	-	-	2,976
Investments in subsidiaries	(2,057)	1,221	239	-	-	-	(597)
Other	4,336	(4,546)	(496)	-	-	-	(705)
	23,546	(11,229)	(2,619)	(4,496)	47	14,921	20,170
Unused tax losses and credits:							
Tax losses	921	3,088	(107)	-	-	-	3,902
	24,467	(8,140)	(2,726)	(4,496)	47	14,921	24,072

Presented in the balance sheet as follows:	
Deferred tax liability	(7,632)
Deferred tax asset	31,391
Directly associated with assets held for sale	313
	24,072

8. INCOME TAXES (CONTINUED)

	Consolidated						
2006	**Opening balance US$'000**	**Charged to income US$'000**	**Foreign exchange differences**	**Acquired/ disposed US$'000**	**Other US$'000**	**Charged to equity US$'000**	**Closing balance US$'000**
Deferred tax assets/(liabilities)							
Property, plant and equipment	(35,520)	21,611	-	(2,430)	(2,711)	-	(19,050)
Provisions	9,023	(4,284)	-	-	-	-	4,739
Doubtful debts	108	3,198	-	-	-	-	3,306
Intangibles	(1,012)	100	-	(3,031)	-	-	(3,942)
Acquisitions and restructuring costs	-	13,333	-	-	-	-	13,333
Share issue costs	-	123	-	-	-	-	123
Accrued liabilities	-	6,311	-	-	-	-	6,311
Pension	14,457	(3,937)	-	-	-	(2,344)	8,176
Debt and interest	-	5,001	-	-	-	-	5,001
Hedge loss	3,370	(3,370)	-	-	-	838	838
Unearned revenues	-	(1,140)	-	-	-	-	(1,140)
Inventory	1,816	2,005	-	(249)	-	-	3,572
Investments in subsidiaries	(1,496)	(561)	-	-	-	-	(2,057)
Other	(5,007)	9,914	(955)	-	385	-	4,336
	(14,261)	48,304	(955)	(5,710)	(2,327)	(1,506)	23,546
Unused tax losses and credits:							
Tax losses	1,336	(415)	-	-	-	-	921
	(12,925)	47,889	(955)	(5,710)	(2,327)	(1,506)	24,467

Presented in the balance sheet as follows:	
Deferred tax liability	(2,531)
Deferred tax asset	26,998
	24,467

(i) This is a purchase price adjustment to the fair value of assets acquired in 2005 - refer to Note 14.

	Parent				
2007	**Opening Balance US$'000**	**Charged to Income US$'000**	**Other US$'000**	**Charged to Equity US$'000**	**Closing Balance US$'000**
Deferred tax assets					
Share issue costs	-	(2,826)	47	18,778	15,999
	-	(2,826)	47	18,778	15,999

Presented in the balance sheet as follows:	
Deferred tax liability	-
Deferred tax asset	15,999
	15,999

8. INCOME TAXES (CONTINUED)

	Consolidated	
	2007	2006
Unrecognised deferred tax assets	US$'000	US$'000
Tax losses - revenue	3,971	7,337
Unused tax credits	48,871	36,441
	52,842	43,778

The Parent and its wholly-owned Australian resident entities became part of the same tax-consolidated group with effect from 12 April 2007 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Boart Longyear Limited. Boart Longyear Limited and Boart Longyear Management Pty Ltd will elect to form a tax-consolidated group from 2 January 2007. Votraint No. 1609 Pty Ltd will also elect to form a tax-consolidated group from 1 August 2006, which corresponds with the acquisition of Northwest Drilling Limited. Other Australian entities have joined the Votraint No. 1609 Pty Ltd tax-consolidated group as they have been acquired by Votraint No. 1609 Pty Ltd. The Votraint tax-consolidated group and other Australian entities joined the Boart Longyear Limited tax-consolidated group upon their acquisition by Boart Longyear Limited on 12 April 2007. Companies within the US group also form a tax-consolidated group within the United States. Certain companies within the Dutch group have also formed a tax-consolidated group within the Netherlands.

Entities within the tax-consolidated groups have entered into tax-funding arrangements and tax-sharing agreements with the head entities. Under the terms of the tax-funding arrangements, the tax-consolidated groups and each of the entities within those tax-consolidated groups agree to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Such amounts are reflected in amounts receivable or payable to other entities in the tax-consolidated groups.

9. TRADE AND OTHER RECEIVABLES

	Consolidated		Parent
	2007	2006	2007
	US$'000	US$'000	US$'000
Trade receivables	237,345	220,105	-
Allowance for doubtful accounts	(3,425)	(4,169)	-
Goods and services tax receivable	9,034	9,949	-
Other receivables	258	1,000	67
Intercompany receivable	-	-	60,762
	243,212	226,885	60,829

The aging of trade receivables is detailed below:

	Consolidated	
	2007	2006
	US$'000	US$'000
Current	172,535	155,538
Past due 0 - 30 days	48,097	40,248
Past due 31 - 60 days	9,180	10,645
Past due 61-90 days	5,619	4,448
Past due 90 days	1,914	9,226
	237,345	220,105

9. TRADE AND OTHER RECEIVABLES (CONTINUED)

The movement in the allowance for doubtful accounts in respect of trade receivables is detailed below:

	Consolidated	
	2007 US$'000	2006 US$'000
Opening Balance	4,169	8,765
Additional provisions	89	657
Amounts used	(1,099)	(4,585)
Amounts reversed	(16)	(1,025)
Transferred to held for sale	(45)	-
Foreign currency exchange differences	327	357
Closing balance	3,425	4,169

The average credit period on sales of goods is 57 days. No interest is charged on trade receivables.

The Group's policy requires customers to pay the Group in accordance with agreed payment terms. The Group's settlement terms are generally 30 to 60 days from date of invoice. All credit and recovery risk associated with trade receivables has been provided for in the balance sheet. Trade receivables have been aged according to their original due date in the above aging analysis. The Group holds security for a number of trade receivables in the form of letters of credit, deposits, and advanced payments.

The Group has used the following basis to assess the allowance loss for trade receivables and as a result is unable to specifically allocate the allowance to the aging categories shown above:

- a general provision based on historical bad debt experience;
- the general economic conditions in specific geographical regions;
- an individual account by account specific risk assessment based on past credit history; and
- any prior knowledge of debtor insolvency or other credit risk.

10. INVENTORIES

	Consolidated	
	2007 US$'000	2006 US$'000
At cost:		
Raw materials	34,094	17,925
Work in progress	17,896	15,537
Finished products	124,275	100,183
	176,265	133,645

11. FINANCIAL INSTRUMENTS

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balances.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in Note 16, cash and cash equivalents and equity attributable to equity holders of the Parent, comprising issued capital, reserves, other equity and retained earnings (accumulated losses) as disclosed in Notes 19, 20, 22 and 21 respectively.

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3 to the financial statements.

Categories of financial instruments

	Consolidated		Parent
	2007	2006	2007
Financial Liabilities	US$'000	US$'000	US$'000
Current			
Amortised cost:			
Trade and other payables	244,685	238,691	8,533
Loans and borrowings	6,543	11,884	-
Current tax payable	25,323	29,316	7,277
Provisions for:			
Warranty	1,665	785	-
Restructuring and termination costs	1,941	7,512	-
Earnout agreements	-	11,415	-
	280,157	299,603	15,810
Non-current			
Amortised cost:			
Trade payables	200	686	-
Loans and borrowings	650,170	1,275,697	-
	650,370	1,276,383	-
Other financial liabilities:			
Derivative instruments in designated hedge accounting relationships	12,985	2,300	-

11. FINANCIAL INSTRUMENTS (CONTINUED)

Categories of financial instruments (continued)

	Consolidated		Parent
	2007	2006	2007
Financial Liabilities	US$'000	US$'000	US$'000
Current			
Amortised cost:			
Trade and other payables	244,685	238,691	8,533
Loans and borrowings	6,543	11,884	-
Current tax payable	25,323	29,316	7,277
Provisions for:			
Warranty	1,665	785	-
Restructuring and termination costs	1,941	7,512	-
Earnout agreements	-	11,415	-
	280,157	299,603	15,810
Non-current			
Amortised cost:			
Trade payables	200	686	-
Loans and borrowings	650,170	1,275,697	-
	650,370	1,276,383	-
Other financial liabilities:			
Derivative instruments in designated			

At the reporting date there are no significant concentrations of credit risk. The carrying amount reflected above represents the Group's and the Parent's maximum exposure to credit risk for such loans and receivables.

Financial risk management objectives

The Group's corporate treasury function provides services to the business, coordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposures by degree and magnitude of risks. These risks include market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

The Group seeks to minimise the effects of these risks, where deemed appropriate, by using derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by the Group's policies approved by the board of directors, which provide written principles on foreign exchange risk and interest rate risk. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Market risk

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates (Note 3(k)). The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including:

- foreign exchange forward contracts to hedge the exchange rate risk arising from transactions not recorded in an entity's functional currency;
- interest rate swaps to mitigate the risk of rising interest rates.

11. FINANCIAL INSTRUMENTS (CONTINUED)

Foreign currency risk management

The Group undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The carrying amount of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date is as follows:

	Liabilities		Assets	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Australian Dollar	21,474	1,368	45,020	42,553
Canadian Dollar	43,203	58,296	15,404	52,564
Euro	2,145	6,042	7,681	30,990
South African Rand	21,668	934	23,418	22,853

Foreign currency sensitivity

The Group is mainly exposed to Australian Dollars (AUD), Canadian Dollars (CAD), the Euro (EUR) and South African Rand (ZAR) as these are the functional currencies of the main operating entities outside of the United States. Except for the Canadian operations, these entities transact primarily in their functional currency and do not have significant foreign currency exposures due to outstanding foreign currency denominated items. These entities are also exposed to translation differences as the Group's presentation currency is different to the functional currency of the operating entity.

At 31 December 2007, if the currencies set out in the table below, weakened against the US dollar by the percentage shown, with all other variables held constant, net profit for the year and net assets as at 31 December 2007 would increase (decrease) by:

	AUD Impact		CAD Impact	
	Consolidated		Consolidated	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Net profit	(6,502)	(2,459)	(9,107)	(6,782)
Net assets	16,112	(16,314)	(6,851)	4,059
Change in currency 1	10%	10%	15%	15%

	EUR Impact		ZAR Impact	
	Consolidated		Consolidated	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Net profit	760	(1,220)	(91)	505
Net assets	(1,718)	5,020	(873)	(1,504)
Change in currency 1	11%	11%	7%	7%

(1) This has been based on the change in the exchange rate against the US dollar in the financial year ended 31 December 2007 and 31 December 2006.

The sensitivity analysis has been based on the sensitivity rates used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the possible change in foreign exchange rates based on historical volatility.

The Parent has no significant exposure to foreign currencies at the reporting date. The Group's sensitivity to certain foreign currency denominated loans has decreased during the current period mainly due to the retirement of these instruments and due to current hedging activity.

In management's opinion, the sensitivity analysis is not fully representative of the inherent foreign exchange risk as the year end exposure does not necessarily reflect the exposure during the course of the year.

11. FINANCIAL INSTRUMENTS (CONTINUED)

Forward foreign exchange contracts

The following table details the forward foreign currency contracts outstanding as at the reporting date:

Outstanding contracts	Average exchange rate 2007	2006	Foreign currency 2007 FC'000	2006 FC'000	Contract value 2007 US$'000	2006 US$'000	Fair value 2007 US$'000	2006 US$'000
Consolidated								
Sell - CAD								
Less than 3 months	0.9805	-	63,730	-	65,000	-	-	-

The Group has entered into contracts to hedge the foreign currency exposure it has on United States dollar denominated loans in Canada. The Group has entered into forward foreign exchange contracts (for terms not exceeding 9 months) to hedge the exchange rate risk arising from these anticipated future transactions, which are designated as cash flow hedges.

Interest rate risk management

The Parent and the Group are exposed to interest rate risk as entities within the Group borrow funds at both fixed and floating interest rates. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, by the use of interest rate swap contracts. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite. The Parent's and the Group's exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivative and non-derivative instruments at the reporting date and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. A 100 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management's assessment of the possible change in interest rates.

At the reporting date, if interest rates had been 100 basis points higher or lower and all other variables were held constant, the Group's:

- profit before tax would increase/decrease by $2,720,000 (2006: decrease/increase by $3,555,000). This is mainly attributable to the Group's exposure to interest rates on its variable rate borrowings.
- other equity reserves would increase/decrease by $10,167,000 (2006: increase/decrease by $13,908,000) mainly as a result of the Group's exposure to interest rates on its interest rate swap contracts that are in a cash flow hedge relationship.

Interest rate swap contracts

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt held. The fair value of interest rate swaps at the reporting date is determined by discounting the future cash flows using the LIBOR curve at reporting date and the credit risk inherent in the contract, and are disclosed below. The average interest rate is based on the outstanding balances at the start of the financial year.

11. **FINANCIAL INSTRUMENTS (CONTINUED)**

Interest rate swap contracts (continued)

The following tables detail the notional principal amounts and the remaining terms of interest rate swap contracts outstanding as at reporting date.

Outstanding floating for fixed contracts	Average contracted fixed interest rate 2007 %	Average contracted fixed interest rate 2006 %	Notional principal amount 2007 US$'000	Notional principal amount 2006 US$'000	Fair value 2007 US$'000	Fair value 2006 US$'000
Consolidated						
1 to 2 years	-	4.5075%	-	155,000	-	1,877
2 to 5 years	5.1825%	5.1825%	378,000	787,500	(12,985)	(2,205)
			378,000	942,500	(12,985)	(328)

The interest rate swaps settle on a quarterly basis. The floating rate on the interest rate swaps is 90-day USD LIBOR. The Group settles the difference between the fixed and floating interest rate on a net basis.

All interest rate swap contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce the Group's cash flow exposure resulting from variable rates on borrowings. The interest rate swaps and the interest payments on the loan occur simultaneously and the amount deferred in equity is recognised in profit or loss over the period of the loan.

Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Except as detailed in the following table, the carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group's maximum exposure to credit risk without taking account of the value of any collateral obtained.

Financial assets and other credit exposures	Maximum credit risk 2007 US$'000	Maximum credit risk 2006 US$'000
Consolidated		
Performance guarantees provided including letter of credits	19,930	39,095

Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Treasurer and board of directors, who have built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity management requirements.

11. FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity risk management (continued)

The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Included in Note 16 is a listing of additional undrawn facilities that the Group has at its disposal to further reduce liquidity risk.

Liquidity and interest risk tables

The following tables detail the Parent's and the Group's remaining contractual maturity for its non-derivative financial liabilities. The tables have been presented based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group may be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the maturity analysis which are not included in the carrying amount of the balance sheet.

Consolidated

	Weighted average effective interest rate %	Less than 1 month US$'000	1 to 3 months US$'000	3 months to 1 year US$'000	1 - 5 years US$'000	5+ years US$'000	Adjust-ment US$'000	Total US$'000
2007								
Non-interest bearing payables	-	146,811	97,874	-	200	-	-	244,885
Provisions for:								
Warranty	-	555	1,110	-	-	-	-	1,665
Restructuring and termination costs	-	162	324	1,455	-	-	-	1,941
Finance lease liability	8.3%	47	95	3,464	4,781	-	(1,518)	6,869
Variable interest rate instruments	5.9%	3,208	6,415	28,869	730,688	-	(123,342)	645,838
Fixed interest rate instruments	6.0%	20	40	3,685	591	-	(330)	4,006
		150,803	105,858	37,473	736,260	-	(125,190)	905,204
2006								
Non-interest bearing payables	-	143,215	95,476	-	686	-	-	239,377
Provisions for:								
Warranty	-	262	523	-	-	-	-	785
Restructuring and termination costs	-	626	1,252	5,634	-	-	-	7,512
Earnout agreements	-	-	11,415	-	-	-	-	11,415
Finance lease liability	8.3%	57	114	3,223	6,924	-	(2,059)	8,259
Variable interest rate instruments	10.3%	20,158	21,740	277,571	410,875	1,136,398	(587,420)	1,279,322
		164,318	130,520	286,428	418,485	1,136,398	(589,479)	1,546,670

11. FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity and interest risk tables (continued)

Parent

	Weighted average effective interest rate %	Less than 1 month US$'000	1 to 3 months US$'000	3 months to 1 year US$'000	1 - 5 years US$'000	5+ years US$'000	Adjust-ment US$'000	Total US$'000
2007								
Non-interest bearing payables	-	5,119	3,414	-	-	-	-	8,533
		5,119	3,414	-	-	-	-	8,533

The following table details the Parent's and the Group's expected maturity for its non-derivative financial assets. The tables below have been presented based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets except where the Parent or Group anticipates that the cash flow will occur in a different period. The adjustment column represents the possible future cash flows attributable to the instrument included in the maturity analysis which are not included in the carrying amount of the financial asset on the balance sheet.

Consolidated

	Less than 1 month US$'000	1 to 3 months US$'000	3 months to 1 year US$'000	1 - 5 years US$'000	5+ years US$'000	Adjust-ment US$'000	Total US$'000
2007							
Non-interest bearing receivables	128,006	115,206	-	-	-	-	243,212
Cash	87,548	-	-	-	-	-	87,548
	215,554	115,206	-	-	-	-	330,760
2006							
Non-interest bearing receivables	119,413	107,472	-	-	-	-	226,885
Cash	26,547	-	-	-	-	-	26,547
	145,960	107,472	-	-	-	-	253,432

11. FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity and interest risk tables (continued)

Parent

	Less than 1 month US$'000	1 to 3 months US$'000	3 months to 1 year US$'000	1 - 5 years US$'000	5+ years US$'000	Adjust-ment US$'000	Total US$'000
2007							
Non-interest bearing receivables	36,497	24,332	-	-	-	-	60,829
Cash	1,087	-	-	-	-	-	1,087
	37,584	24,332	-	-	-	-	61,916

The following table details the Group's liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted net cash inflows/(outflows) on the derivative instrument that settle on a net basis and the undiscounted gross inflows (outflows) on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	Less than 1 month US$'000	1-3 months US$'000	3 months to 1 year US$'000	1-5 years US$'000	Total US$'000
2007					
Interest rate swaps	-	(12,985)	-	-	(12,985)
2006					
Interest rate swaps	-	-	-	(328)	(328)
Forward exchange contracts	-	(95)	-	-	(95)
Gold option	-	-	2,034	-	2,034
	-	(95)	2,034	(328)	1,611

Fair value of financial instruments

The fair values of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices
- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions
- the fair value of derivative instruments are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial statements approximate their fair values.

12. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		
	Land and Buildings US$'000	Plant and Equipment US$'000	Total US$'000
Gross carrying amount			
Balance at 1 January 2006	47,619	234,764	282,383
Additions	11,731	63,591	75,322
Acquisitions through business combinations	803	47,603	48,406
Disposal of assets	(24,575)	(49,870)	(74,445)
Adjustments to business combinations accounted for on a provisional basis in 2005	-	(10,457)	(10,457)
Currency movements	465	13,374	13,839
Balance at 1 January 2007	36,043	299,005	335,048
Additions	6,587	122,402	128,989
Acquisitions through business combinations	4	18,546	18,550
Disposal of assets	(784)	(31,198)	(31,982)
Transfer to held for sale	-	(969)	(969)
Currency movements	2,979	45,164	48,143
Balance at 31 December 2007	44,829	452,950	497,779
Accumulated depreciation and impairment:			
Balance at 1 January 2006	(1,046)	(24,804)	(25,850)
Depreciation for the year	(1,174)	(48,252)	(49,426)
Impairment of assets	-	(7,664)	(7,664)
Disposal of assets	1,048	7,149	8,197
Currency movements	(482)	(7,522)	(8,004)
Balance at 1 January 2007	(1,654)	(81,093)	(82,747)
Depreciation for the year	(999)	(56,154)	(57,153)
Disposal of assets	223	24,125	24,348
Transfer to held for sale	-	459	459
Currency movements	(1,691)	(22,635)	(24,326)
Balance at 31 December 2007	(4,121)	(135,298)	(139,419)
Net book value at 31 December 2006	**34,389**	**217,912**	**252,301**
Net book value at 31 December 2007	**40,708**	**317,652**	**358,360**

12. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Tangible property, plant and equipment includes machinery equipment, office equipment, furniture and fixtures, and vehicles, which are substantially freehold. The net book value of property, plant and equipment at 31 December 2007 and 2006 includes an amount of $6,060,000 and $8,202,000, respectively, related to assets held under finance leases.

During 2007, the Group sold the MCE Australia business, as well as the Diamond Blades and Interfels businesses. These sales included net book value of property, plant and equipment of $56,000, $148,150 and $30,000, respectively. The Group also disposed of its Zimbabwe and Calulo Drilling (Pty) Ltd businesses which had no property, plant and equipment.

During 2006, the Group sold the Hardmaterials and Softrock tools division and the MCE Poland business. These sales included net book value of property, plant and equipment of $51,209,000 and $2,010,000, respectively.

13. GOODWILL

	Consolidated Goodwill US$'000
Gross carrying amount:	
Balance at 1 January 2006	1,366
Additions - through business combinations	122,253
Currency movements	1,717
Balance at 31 December 2006	125,336
Balance at 1 January 2007	125,336
Additions - purchase acquisitions	62,276
Adjustments to business combinations accounted for on a provisional basis in 2006	3,602
Currency movements	14,972
Balance at 31 December 2007	206,186

Allocation of goodwill to cash-generating units

Goodwill has been allocated for impairment testing purposes to individual cash generating units. The carrying amount of goodwill by geographic segment allocated to cash-generating units that are significant individually or in aggregate is as follows:

	2007 US$'000	2006 US$'000
Australia and Asia	125,696	80,163
South America	31,572	-
North America	48,918	45,173
	206,186	125,336

13. GOODWILL (CONTINUED)

The carrying amount of goodwill is tested for impairment annually at 31 October and whenever there is an indicator that the asset may be impaired. If an asset is impaired, it is written down to its recoverable amount. The recoverable amount is based on a value in use calculation using cash flow projections based on financial forecasts over a 5-year period with a terminal value. Key assumptions used for impairment testing for 31 October 2007 include a post-tax discount rate of 11.5%, expected future profits and a future annual growth rate of 5% for the first 5 years and a terminal value. Sensitivity analysis is used to determine whether the carrying value is supported by different assumptions.

Management believes that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of those cash generating units at 31 December 2007.

14. OTHER INTANGIBLE ASSETS

	Consolidated				
	Trademarks US$'000	Patents US$'000	Customer relationships US$'000	Development assets US$'000	Total US$'000
Gross carrying amount:					
Balance at 1 January 2006	7,192	3,937	-	881	12,010
Additions - through business combinations	-	-	11,407	-	11,407
Additions	-	-	-	1,561	1,561
Adjustment to business combinations accounted for on a provisional basis in 2005 [1]	8,510	4,658	-	-	13,168
Adjustment to purchase price of past business combinations [2]	(13,714)	(7,505)	-	-	(21,219)
Currency movements	-	-	282	-	282
Balance at 31 December 2006	1,988	1,090	11,689	2,442	17,209
Balance at 1 January 2007	1,988	1,090	11,689	2,442	17,209
Additions - through business combinations	-	-	10,460	-	10,460
Additions	-	-	-	3,032	3,032
Currency movements	-	-	2,395	-	2,395
Balance at 31 December 2007	1,988	1,090	24,544	5,474	33,096
Accumulated amortisation:					
Balance at 1 January 2006	(149)	(163)	-	(59)	(371)
Amortisation for the period	-	(108)	(301)	(163)	(572)
Adjustment of prior year amortisation [1]	108	118	-	-	226
Balance at 31 December 2006	(41)	(153)	(301)	(222)	(717)
Balance at 1 January 2007	(41)	(153)	(301)	(222)	(717)
Amortisation for the period	-	(144)	(2,186)	(365)	(2,695)
Currency movements	-	-	(206)	-	(206)
Balance at 31 December 2007	(41)	(297)	(2,693)	(587)	(3,618)
Net book value at 31 December 2006	1,947	937	11,388	2,220	16,492
Net book value at 31 December 2007	1,947	793	21,851	4,887	29,478

1. During 2006, the Group finalised the purchase price allocations related to the purchase of the Group from Anglo American plc ("Anglo") by Advent International ("Advent"). The Group identified $10,457,000 of property, plant and equipment that was deemed to have been impaired at the date of the acquisition. The impairment of $10,457,000 was determined to have existed as of the date of acquisition. Accordingly, the Group has reallocated the purchase price from property, plant and equipment to a corresponding increase in other intangible assets. In addition, deferred tax assets decreased in 2006 by approximately $2,711,000 due to adjustments to temporary differences existing at the acquisition date.
2. On 29 July 2005, the Group was acquired from Anglo by Advent. On 22 June 2006, Anglo paid the Group $21,219,000 with regard to the final purchase price adjustment for the acquisition, resulting in a net decrease to the purchase price and a corresponding reduction of other intangible assets.

As a result of these fair value adjustments, the Group adjusted the amortisation previously recorded, resulting in a reduction of amortisation expense of $226,000 that was recorded in 2006.

15. TRADE AND OTHER PAYABLES

	Consolidated		Parent
	2007	2006	2007
	US$'000	US$'000	US$'000
Current			
Trade payables	152,073	115,170	-
Accrued payroll and benefits	54,754	53,274	-
Deferred business combination consideration	-	38,364	-
Goods and services tax payable	6,433	8,071	-
Professional fees	2,376	5,189	290
Other sundry payables and accruals	29,049	18,623	8,243
	244,685	238,691	8,533
Non-current			
Trade and other payables	200	686	-
	200	686	-

The average credit period on purchases of certain goods is 45 days. No interest is charged on the trade payables for this period. Thereafter, various percentages of interest may be charged on the outstanding balance based on the terms of the specific contracts. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

16. BORROWINGS

	Consolidated 2007 US$'000	Consolidated 2006 US$'000
Unsecured - at amortised cost		
Current		
Bank loans	3,505	-
Non-current		
Bank loans (i) (ii)	645,838	200,000
Other liabilities	501	-
Secured - at amortised cost		
Current		
Bank overdrafts	-	9,173
Finance lease liabilities	3,038	2,711
Non-current		
Bank loans (ii)	-	1,070,149
Finance lease liabilities (iii)	3,831	5,548
	656,713	1,287,581
Disclosed in the financials statements as:		
Current borrowings	6,543	11,884
Non-current borrowings	650,170	1,275,697
	656,713	1,287,581

(i) As at 31 December 2007, bank loans consist of variable rate loans with a consortium of banks with maturity dates of 2010 and 2012. The interest rates on the loans are based on a base rate plus applicable margin. The base rate is generally based on USD LIBOR rates, while the margin is determined based on leverage according to a pricing grid. As at 31 December 2007, the rates ranged from USD LIBOR + 0.65% to USD LIBOR + 0.75% (5.53% to 5.63%). The Group hedges a portion of its exposure to floating rates under the loans via an interest rate swap, exchanging variable rate interest payments for fixed rate interest payments. As of 31 December 2007, $378,000,000 notional amount of floating rate interest rates were swapped to fixed at a base rate of 5.1825%. The Group's borrowings contain covenants and restrictions requiring the Group to meet certain financial ratios and reporting requirements. Noncompliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the associated debt becoming immediately due and payable. The directors believe that the Group is in compliance with the debt covenants as at 31 December 2007. Bank facilities include a revolver of $200,000,000, which is undrawn as at 31 December 2007, but of which only $188,857,000 can be drawn because of outstanding letters of credit. The loans are guaranteed by certain subsidiaries of the Group. See Note 26 for a listing of subsidiary guarantors.

(ii) As at 31 December 2006, bank loans consist of a First Lien term loan, a Second Lien term loan, an unsecured loan and a revolver with maturity periods of 6 months to 7 years. The interest rates on the loans ranged from USD LIBOR plus 3.25% to USD LIBOR plus 8.5% (8.62% to 13.86% as at 31 December 2006). The Group hedged a portion of its exposure to floating rates under the loans via an interest rate swap, exchanging variable rate interest payments for fixed rate interest payments. As at 31 December 2006, $787,500,000 and $155,000,000 notional amounts of floating rate interest rates were swapped to fixed at a base rate of 5.1825% and 4.5075%, respectively. Bank loans included a revolver of $100,000,000, which had $30,000,000 drawn as at 31 December 2006. The First and Second Lien Term loans were guaranteed by certain subsidiaries of the Group.

(iii) Secured by the assets leased. The borrowings have interest rates ranging from 5.77% to 10.77%, with repayment periods not exceeding 4 years.

17. PROVISIONS

	Consolidated	
	2007	2006
	US$'000	US$'000
Current		
Employee benefits	10,712	8,830
Warranty (i)	1,665	785
Restructuring and termination costs (ii)	1,941	7,512
Earnout agreements (iii)	-	11,415
	14,318	28,542
Non-current		
Employee benefits	1,895	1,363
Pension and post-retirement benefits (Note 18)	20,584	36,423
	22,479	37,786
	36,797	66,328

The changes in the provisions for the year ended 31 December 2007 are as follows:

	Consolidated		
	Warranty (i)	Restructuring and termination costs (ii)	Earnout agreements (iii)
	US$'000	US$'000	US$'000
Balance at 1 January 2007	785	7,512	11,415
Additional provisions recognised	1,637	1,431	229
Reductions arising from payments/other sacrifices of future economic benefits	(927)	(6,612)	(12,286)
Reductions resulting from re-measurement or settlement without cost	-	(616)	(277)
Foreign exchange	170	226	919
Balance at 31 December 2007	1,665	1,941	-

(i) The provision for warranty claims represents the present value of management's best estimate of the future outflow of economic benefits that will be required under the Group's warranty program. The estimate has been made on the basis of historical warranty trends.

(ii) The provision for restructuring and termination costs represents the present value of management's best estimate of the costs directly and necessarily caused by the restructuring that are not associated with the ongoing activities of the entity, including termination benefits and onerous leases.

(iii) The provision for earnouts consists of contingent consideration granted to employees in purchase agreements and any related employee contracts. If contingent consideration is, in substance, deemed to be payment for businesses acquired, the amount is treated as additional purchase price consideration.

18. PENSION AND POSTRETIREMENT BENEFITS

The Parent has no employees and therefore does not support any defined benefit post-employment plans. Accordingly, the disclosures detailed below relate to the Group.

Pension and Postretirement Medical Commitments

The Group operates defined contribution and defined benefit pension plans for the majority of its employees. It also operates postretirement medical arrangements in Southern Africa and North America. The policy for accounting for pensions and postretirement benefits is included in Note 3(o).

The assets of the defined contribution plans are held separately in independently administered funds. The charge in respect of these plans is calculated on the basis of contributions payable by the Group during the fiscal year.

The majority of the defined benefit pension plans are funded in accordance with minimum funding requirements by local regulators. The assets of these plans are held separately from those of the Group, in independently administered funds, in accordance with statutory requirements or local practice throughout the world.

The postretirement medical arrangements provide health benefits to retired employees and certain dependants. Eligibility for coverage is dependent upon certain criteria. The majority of these plans are unfunded and have been provided for by the Group.

Defined Contribution Plans

Pension costs represent actual contributions paid or payable by the Group to the various plans. At 31 December 2007, and 2006, there were no significant outstanding/prepaid contributions. Group contributions to these plans were $13,674,000 and $6,928,000 for the years ended 31 December 2007, and 2006, respectively.

The Group's operations in the Netherlands participate in an industry-wide pension scheme for the mechanical and electrical engineering industries, known as the PME Fund. Although it is a defined benefit pension plan, the participating employers have no obligation other than to pay set contributions based on benefits accrued by the employees every period. The employers are not obligated to make additional payments to fund deficits, nor have they any right to repayments in the event of surpluses. The Group treats the PME scheme as a defined contribution plan.

Defined Benefit Pension Plans

Full actuarial valuations of the defined benefit pension plans were performed as of various dates and updated to 31 December 2007 by qualified independent actuaries. The estimated market value of the assets of the funded pension plans was $257,362,000 and $239,371,000 at 31 December 2007, and 2006, respectively. The market value of assets was used to determine the funding level of the plans. The market value of the assets of the funded plans was sufficient to cover 104% and 110% in 2007 and 2006, respectively, of the benefits that had accrued to participants after allowing for expected increases in future earnings and pensions. Entities within the Group are paying contributions as required in accordance with local actuarial advice.

As the majority of the defined benefit pension plans are closed to new participants, it is expected that under the projected unit credit method, service cost will increase as the participants age.

Group contributions to these plans were $6,678,000 and $8,730,000 for the years ended 31 December 2007 and 2006, respectively. Contributions in 2008 are expected to be $5,963,000.

18. PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)

The principal assumptions used to determine the actuarial present value of benefit obligations and pension costs are detailed below (shown in weighted averages):

	2007			2006		
	Southern Africa	The Americas	Europe	Southern Africa	The Americas	Europe
Discount rates	8.5%	5.7%	5.3%	8.0%	5.5%	4.4%
Expected average rate of increase in salaries	6.0%	4.4%	3.5%	6.0%	4.5%	3.5%
Expected average rate of increase of pensions in payment	5.3%	-	1.5%	5.0%	-	1.5%
Expected average long term rate of return on plan assets	8.8%	7.9%	6.8%	9.0%	8.0%	6.3%
Expected average increase in healthcare costs (initial)	6.8%	9.0%	-	6.0%	10.0%	-
Expected average increase in healthcare costs (ultimate)	6.8%	5.0%	-	6.0%	5.0%	-

Amounts recognised in profit or loss in respect of these defined benefit plans are as follows:

	2007			2006		
	Pension Plan US$'000	Post-retirement medical Plan US$'000	total US$'000	Pension plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000
Current service cost	4,583	486	5,069	5,409	539	5,948
Interest cost on plan liabilities	12,595	830	13,425	12,138	862	13,000
Past service cost	558	-	558	-	-	-
Expected return on plan assets	(18,394)	-	(18,394)	(18,145)	-	(18,145)
Effects of settlement and curtailment gains	(286)	-	(286)	(730)	(752)	(1,482)
Total charge to profit and loss account	(944)	1,316	372	(1,328)	649	(679)

For the financial year ended 31 December 2007 $141,000 has been included in cost of sales and the remainder in compensation and benefits expense.

18. PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)

The following amounts have been recognised in the statement of recognised income and expense.

	2007			2006		
	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000
Actuarial gains (losses) during the year, net of taxes	(11,478)	1,615	(9,863)	2,787	683	3,470
Adjustments recognised for restrictions on the defined benefit asset	31,756	-	31,756	(1,118)	-	(1,118)
	20,278	1,615	21,893	1,669	683	2,352

In 2001, legislation in South Africa was passed which restricts pension surpluses where they are not expected to give rise to future contribution reductions or refunds because of local restrictions over their use. During 2007, the South African Regulators approved the subsidiary's proposal in respect of the apportionment of the surplus from the plans. At 31 December 2006, the regulators in South Africa had not yet acted on the subsidiary's proposal in respect of the apportionment of the surplus in the plan. As a result, the 31 December 2006 net liabilities shown for South Africa assumed the surplus was unrecoverable. The surplus restriction in South Africa arises where pension surpluses are not expected to give rise to future contribution reductions or refunds because of local restrictions over the use of the surplus. The 2007 net assets shown in respect to South Africa have been adjusted to reflect the approved proposal and an agreement between the subsidiary, the trustees and the members with respect to the apportionment of future surplus. The net asset recorded has certain restrictions on how the surplus can be used. Generally, the funds may only be used to pay pension-related expenses.

The amount included in the balance sheet arising from the Group's obligations in respect of defined benefit plans is as follows:

	2007			2006		
	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000
Present value of funded defined benefit obligations	240,813	-	240,813	211,780	-	211,780
Fair value of plan assets	(257,362)	-	(257,362)	(239,371)	-	(239,371)
	(16,549)	-	(16,549)	(27,591)	-	(27,591)
Present value of unfunded defined benefit obligations	5,855	11,481	17,336	5,807	13,074	18,881
(Surplus) deficit	(10,694)	11,481	787	(21,784)	13,074	(8,710)
Restrictions on assets recognised	-	-	-	45,133	-	45,133
Net liability (asset) arising from defined benefit obligations	(10,694)	11,481	787	23,349	13,074	36,423

18. PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)

Movements in the present value of the defined benefit obligations were as follows:

	2007			2006		
	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000
Opening defined benefit obligation	217,587	13,074	230,661	214,423	14,312	228,735
Current service cost	4,583	486	5,069	5,409	539	5,948
Interest cost	12,595	830	13,425	12,138	862	13,000
Contributions from plan participants	292	179	471	519	293	812
Actuarial losses (gains)	26,717	(2,615)	24,102	6,796	(1,158)	5,638
Past service cost	558	-	558	-	-	-
Losses (gains) on curtailments	(286)	-	(286)	(730)	(752)	(1,482)
Exchange differences on foreign plans	20,216	180	20,396	1,761	(258)	1,503
Benefits paid	(35,594)	(653)	(36,247)	(22,729)	(764)	(23,493)
Closing defined benefit obligation	246,668	11,481	258,149	217,587	13,074	230,661

Changes in the fair value of plan assets were as follows:

	2007			2006		
	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000
Opening fair value plan of assets	239,371	-	239,371	229,291	-	229,291
Expected return on plan assets	18,394	-	18,394	18,144	-	18,144
Actuarial gains	8,973	-	8,973	10,264	-	10,264
Exchange differences on foreign plans	19,248	-	19,248	(4,848)	-	(4,848)
Contributions from the employer	6,678	474	7,152	8,730	471	9,201
Contributions from plan participants	292	179	471	519	293	812
Benefits paid	(35,594)	(653)	(36,247)	(22,729)	(764)	(23,493)
Closing fair value of plan assets	257,362	-	257,362	239,371	-	239,371

18. PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)

The analysis of the plan assets and the expected rate of return at the balance sheet date are as follows:

	2007						
	Southern Africa		The Americas		Europe		
	Rate of Return %	Fair Value US$'000	Rate of Return %	Fair Value US$'000	Rate of Return %	Fair Value US$'000	Total Fair Value US$'000
At 31 December 2007							
Equity	11.5%	48,495	9.5%	70,929	7.8%	31,801	151,225
Bonds	-	-	5.4%	52,193	4.5%	11,742	63,935
Property	-	-	-	-	6.3%	5,382	5,382
Cash	6.5%	26,113	4.0%	9,368	-	-	35,481
Other	-	-	4.0%	1,339	-	-	1,339
Total market value	8.8%	74,608	7.9%	133,829	6.8%	48,925	257,362

	2006						
	Southern Africa		The Americas		Europe		
	Rate of Return %	Fair Value US$'000	Rate of Return %	Fair Value US$'000	Rate of Return %	Fair Value US$'000	Total Fair Value US$'000
At 31 December 2006							
Equity	11.0%	37,383	9.6%	62,928	7.3%	27,660	127,971
Bonds	8.0%	6,473	5.4%	39,536	3.7%	10,948	56,957
Property	11.0%	1,540	-	-	6.3%	4,166	5,706
Cash	6.0%	11,213	4.0%	13,553	-	-	24,766
Investments with asset managers	11.0%	11,821	-	-	-	-	11,821
Other	11.0%	11,001	4.0%	1,149	-	-	12,150
Total market value	9.0%	79,431	8.0%	117,166	6.3%	42,774	239,371

The pension and post-retirement (surplus) deficit by geographic region are as follows:

	Consolidated							
	31 December 2007				31 December 2006			
	Southern Africa	The Americas	Europe	Total	Southern Africa	The Americas	Europe	Total
Postretirement medical plan deficit	2,512	8,969	-	11,481	2,187	10,887	-	13,074
Pension plan (surplus) deficit	(22,309)	3,577	8,038	(10,694)	-	9,795	13,554	23,349
Total (surplus) deficit	(19,797)	12,546	8,038	787	2,187	20,682	13,554	36,423

On 8 December 2003, the Medicare Prescription Drug Improvement and Modernisation Act of 2003 was signed into law in the U.S. The Act introduces a prescription drug benefit beginning 2006 under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that it is at least actuarially equivalent to Medicare Part D. Based on an actuarial analysis of the levels of benefits provided under the Group's Postretirement Welfare Plan, the plan's actuary has concluded that beneficiaries receive drug coverage at least actuarially equivalent to Medicare Part D. The federal subsidy was reflected in costs, reducing the accumulated postretirement benefit obligation by approximately $1,183,000 and $1,470,000 at 31 December 2007 and 2006, respectively. The expense was reduced by approximately $112,000 and $169,000 at 31 December 2007 and 2006, respectively.

18. PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)

	2007			2006		
	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000
Fair value of plan assets	257,362	-	257,362	239,371	-	239,371
Present value of defined benefit obligation	(246,669)	(11,481)	(258,150)	(217,587)	(13,074)	(230,661)
Restriction on plan assets	-	-	-	(45,133)	-	(45,133)
Surplus (deficit)	10,693	(11,481)	(788)	(23,349)	-	(23,349)
Experience adjustments on plan liabilities	(36,668)	2,688	(33,980)	(2,324)	929	(1,395)
Experience adjustments on plan assets	8,974	-	8,974	10,265	-	10,265

Assumed healthcare cost trend rates have a significant effect on the amounts recognised in profit or loss. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	2007 US$'000	2006 US$'000
One percentage point increase		
Effect on the aggregate of the service cost and interest cost	214	64
Effect on accumulated post-employment benefit obligation	1,489	1,807
One percentage point decrease		
Effect on the aggregate of the service cost and interest cost	(177)	(51)
Effect on accumulated post-employment benefit obligation	(1,251)	(1,503)

19. ISSUED CAPITAL

Pursuant to its Initial Public Offering ("IPO") in April of 2007 on the ASX, Boart Longyear Limited issued 1,269,158,552 ordinary shares. An additional 216,091,448 ordinary shares were issued to redeem exchangeable notes and an additional 17,595,513 ordinary shares were issued to previous shareholders of RSHI to repurchase RSHI shares surrendered. As a result, total ordinary shares issued as at 31 December 2007 were 1,502,845,513.

However, as the acquisition of RSHI by Boart Longyear Limited was accounted for as a reverse acquisition, the amount recognised for the newly issued equity is equal to the value of the issued equity of RSHI prior to the combination. The difference between the value of the issued equity of RSHI prior to the combination and the actual net proceeds received for the issue of Boart Longyear Limited shares is included within other equity amounts on the balance sheet and summarised in Note 22.

19. ISSUED CAPITAL (CONTINUED)

	Consolidated		Parent	
	2007 US$'000	2006 US$'000	2007 US$'000	2007 Number of shares (000's)
Share Capital				
Ordinary shares, fully paid	479,673	452,331	2,229,776	1,502,846
Movements in ordinary shares				
Balance at beginning of year	452,331	(157)	-	-
Issued during the year to previous holders of equity (net of costs)	27,342	-	27,342	17,596
Issued at float (net of costs)	-		2,202,434	1,485,250
Issued during the year	-	448,359	-	-
Share options issued	-	4,129	-	-
Balance at end of the year	479,673	452,331	2,229,776	1,502,846

20. RESERVES

	Consolidated	
	2007 US$'000	2006 US$'000
Foreign currency translation	30,216	(4,479)
Equity-settled employee benefits	368	7,743
Unrealised losses related to hedging instruments	(8,050)	(1,367)
	22,534	1,897

During the years ended 31 December 2007 and 2006 the changes in each of the respective reserve accounts was as follows:

	Consolidated	
Foreign currency translation	2007 US$'000	2006 US$'000
Balance at beginning of financial year	(4,479)	(7,008)
Exchange differences arising on translation of foreign operations	34,695	2,529
Balance at end of financial year	30,216	(4,479)

20. RESERVES (CONTINUED)

Exchange differences relating to the translation from the functional currencies of the Group's foreign controlled entities into United States dollars are brought to account by entries made directly to the foreign currency translation reserve.

	Consolidated	
	2007	2006
Equity-settled employee benefits	**US$'000**	**US$'000**
Balance at beginning of financial year	7,743	515
Share-based compensation expense	775	7,228
Forfeiture of shares	(8,150)	-
Balance at end of financial year	368	7,743

	Consolidated	
	2007	2006
Unrealised losses related to hedging instruments	**US$'000**	**US$'000**
Balance at beginning of financial year	(1,367)	-
Unrealised loss on cash flow hedges	(12,453)	(6,043)
Transfer to profit or loss on cash flow hedges	1,673	3,838
Related income tax	4,097	838
Balance at end of financial year	(8,050)	(1,367)

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain of loss on the hedge is recognised in profit or loss when the hedged transaction impacts the profit or loss, or is included as a basis adjustment to the non-financial hedged item, consistent with the applicable accounting policy.

21. RETAINED EARNINGS (ACCUMULATED LOSSES)

During the years ended 31 December 2007 and 2006, the changes in accumulated losses consisted of:

	Consolidated		Parent
	2007 US$'000	2006 US$'000	2007 US$'000
Balance at 1 January	(244,036)	(157,417)	-
Profit (loss) for the period attributable to equity holders of the parent	81,115	(88,971)	7,509
Unrealised actuarial gains on defined benefit plans (net of deferred tax)	21,893	2,352	-
Balance at 31 December	(141,028)	(244,036)	7,509

22. OTHER EQUITY

During the years ended 31 December 2007 and 2006, the changes in other equity consisted of:

	Consolidated	
	2007 US$'000	2006 US$'000
Balance at 1 January	(991,546)	-
Reverse acquisition reserve	-	(991,546)
Cancellation of shares	8,150	-
Proceeds from issuance of shares	2,253,201	-
IPO transaction costs capitalised (net of tax)	(50,766)	-
Payment to redeemable note holders	(1,360,578)	-
Balance at 31 December	(141,539)	(991,546)

23. DIVIDENDS

Consistent with the disclosures made in the Boart Longyear prospectus, the directors did not declare a dividend during the financial year ended 31 December 2007.

On 29 February 2008, the directors determined to pay a dividend of 1.5 US cents (total of $22,543,000) on each of the issued ordinary shares of the Parent. The dividend will be payable on 18 April 2008 to shareholders of record on 20 March 2008. This dividend equates to 35% of consolidated net profit after tax for the half-year ended 31 December 2007. The dividend will be 35% franked.

Below is the combined amount of franking credits available for the next year:

	2007 US$'000	2006 US$'000
Combined franking account balance	7,667	-
Franking credits that will arise from the payment of income tax payable as at 31 December 2007	7,277	-
Adjusted combined franking balance	14,944	-

24. EARNINGS PER SHARE

	Consolidated	
	2007 Cents per share	2006 Cents per share
Basic earnings per share		
From continuing operations	5.4	(5.6)
From discontinued operations	-	-
Total basic earnings per share	5.4	(5.6)
Diluted earnings per share		
From continuing operations	5.4	(5.6)
From discontinued operations	-	-
Total diluted earnings per share	5.4	(5.6)

Basic earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	2007 US$'000	2006 US$'000
Earnings used in the calculation of basic EPS	81,115	(88,971)
Adjustments to exclude loss for the period from discontinued operations	-	6,323
Earnings used in the calculation of basic EPS from continuing operations	81,115	(82,648)

	2007 '000	2006 '000
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,489,057	1,485,250

Diluted earnings per share

The earnings used in the calculation of diluted earnings per share is as follows:

	2007 US$'000	2006 US$'000
Earnings used in the calculation of diluted EPS	81,115	(88,971)
Adjustments to exclude loss for the period from discontinued operations	-	6,323
Earnings used in the calculation of diluted EPS from continuing operations	81,115	(82,648)

24. EARNINGS PER SHARE (CONTINUED)

	2007 ('000)	2006 ('000)
Weighted average number of ordinary shares used in the calculation of basic EPS	1,489,057	1,485,250
Shares deemed to be issued for no consideration in respect of:		
Non-executive director restricted shares	239	-
Shares issued to previous holders of RSHI B shares	1,685	-
LTIP share rights	13	-
Weighted average number of ordinary shares used in the calculation of diluted EPS	1,490,994	1,485,250

Weighted average number of converted, lapsed, or cancelled potential ordinary shares included in the calculation of diluted earnings per share:

	2007 ('000)	2006 ('000)
Shares issued to previous holders of RSHI B shares	1,685	-

25. COMMITMENTS FOR EXPENDITURE

Commitments

The Group has a number of continuing operational and financial commitments in the normal course of business.

	2007 US$'000	2006 US$'000
Capital Commitments		
Purchase commitments for capital expenditures	54,780	25,825

26. CONTINGENT LIABILITIES

Indemnifications

Anglo has agreed to indemnify the Group for 50% of any losses in excess of $250,000 suffered due to unknown environmental matters (up to a maximum of $15,000,000) arising from Group properties formerly owned by Anglo and which are identified within five years of the purchase date on 29 July 2005.

26. CONTINGENT LIABILITIES (CONTINUED)

Letters of credit

Standby letters of credit primarily issued in support of commitments or other obligations as of 31 December 2007 are as follows.

- The Group's subsidiary in Holland, Cooperatief Longyear Holdings UA, has letters of credit in the amounts of $2,500,000, and $359,000 with ABN/Amro for performance bonds with ACE Insurance Company of North America and Demag Cranes, respectively, which expire in July 2008
- One of the Group's subsidiaries in the U.S. has a letter of credit in the amount of $6,834,000 with ABN/Amro for performance guarantees with Chase Equipment Leasing Inc. which expires December 2008.

A summary of the maturity of issued letters of credit is as follows:

	Consolidated	
	2007 US$'000	2006 US$'000
Contingent Liabilities		
Guarantees or counter-guarantees issued to outside parties	18,111	22,036
	18,111	22,036

26. CONTINGENT LIABILITIES (CONTINUED)

Guarantees

The subsidiaries of the Group provide guarantees within the normal course of business which includes payment guarantees to cover import duties, taxes, performance and completion of contracts. In addition, the Group and certain subsidiaries are guarantors on the Group's loans and borrowings.

A summary of the Group's subsidiaries which are guarantors of the Group's long term debt is as follows:

Country	Entity
Canada	Longyear Canada ULC
	Boart Longyear Alberta Limited
	Boart Longyear Canada
United States	Longyear Holdings, Inc.
	Longyear TM, Inc.
	Boart Longyear Company
	Boart Longyear Consolidated Holdings Inc
	Boart Longyear International Holdings Inc
	Longyear Global Holdings, Inc.
	Resources Services Holdco, Inc.
	Boart Longyear Global Holdco, Inc.
	Prosonic Corporation
Australia	Boart Longyear Limited
	Boart Longyear Management Pty Limited
	Boart Longyear Investments Pty Limited
	Votraint No. 1609 Pty Limited
	North West Drilling Pty Limited
	Drillcorp Limited
	Grimwood Davies Pty Limited
	Boart Longyear Australia Pty Limited
	Boart Longyear Australia Holdings Pty Limited
	A.C.N. 066 301 531 Pty Limited
Europe	Coopertief Longyear Holdings
	Longyear Calulo Holdings BV
	Boart Longyear International BV
	Boart Longyear BV
South Africa	Longyear South Africa (Pty) Limited

Legal Contingencies

The Group is subject to certain routine legal proceedings that arise in the normal course of its business. The Group believes that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined), including the legal proceedings described above, will not materially affect the Group's operations, liquidity, or financial position taken as a whole. However, the ultimate outcome of any litigation is uncertain, and unfavorable outcomes could have a material adverse impact.

26. CONTINGENT LIABILITIES (CONTINUED)

Other Contingencies

Other contingent liabilities as at 31 December 2007 and 2006 consist of the following:

	Consolidated	
	2007 US$'000	2006 US$'000
Contingent Liabilities		
Guarantees or counter-guarantees issued to outside parties	18,111	22,036
	18,111	22,036

27. LEASES

Operating leases

Non-cancellable future operating lease commitments as at 31 December 2007 and 2006, consist of the following:

	Consolidated			
	31 December 2007		31 December 2006	
	Land and Buildings US$'000	Plant and Equipment US$'000	Land and Buildings US$'000	Plant and Equipment US$'000
Payments due within:				
One year	6,595	15,347	5,093	6,037
Two to five years	9,551	32,660	8,894	9,902
After five years	1,805	2,226	2,142	-
	17,951	50,233	16,129	15,939

Description of operating leases

The Group has operating leases for land, buildings, plant and equipment with the following lease terms:

- 1 – 30 years for land and buildings with an average lease term of 7 years
- 1 – 5 years for machinery and equipment with an average lease term of 3 years
- 1 – 7 years for all other property with an average lease term of 3 years

The Group's property operating leases generally contain escalation clauses, which are fixed increases generally between 3% and 7%, or increase subject to a national index. The Group does not have any significant purchase options.

Contingent rental payments exist for certain pieces of equipment and are not significant compared with total rental payments. These are based on excess wear and tear and excess use.

The Group has no significant operating leases that are considered onerous other than $1,398,000 included in the restructuring and termination costs provision.

28. COMPANY SUBSIDIARIES AND ASSOCIATES

The principal subsidiaries and associates ownership percentage consist of the following:

Subsidiaries	Country of Incorporation	Business	31 December 2007	31 December 2006
A.C.N. 066 301 531 Pty Ltd (formerly Bradley Manufacturing (Pty) Ltd)	Australia	Tools and Equipment	100	100
North West Drilling Pty Ltd	Australia	Drilling Services	100	100
Votraint No. 1609 Pty Ltd	Australia	Drilling Services	100	100
Geoserv Pesquisas Geologicas S.A.	Brazil	Drilling Services	100	100
Boart Longyear Ltda	Brazil	Drilling Products	100	100
Boart Longyear (Pty) Ltd	Botswana	Drilling Products	100	100
Longyear Canada ULC (formerly McCarthy's Trust) (i)	Canada	Tools and Equipment Services	100	100
Boart Longyear S.A.	Chile	Tools, Equipment and Drilling Services	100	100
Boart Longyear Drilling Products Company (Wuxi) Ltd. (formerly Wuxi Boart Longyear Hardmetals Co. Ltd.)	China	Drilling Products and Services	100	100
Boart Longyear Spolka sro	Czech Republic	Concrete and Stone	100	100
Boart Longyear GmbH & Co Kg	Germany	Drilling Products and Services	100	100
Boart Longyear Vermogensverwaltung GmbH	Germany	Dormant	100	100
Boart Longyear (Germany) GmbH (ii)	Germany	Tools and Equipment	100	100
Boart Longyear Ltd	Ghana	Dormant	100	100
BLY Ghana Limited	Ghana	Drilling Services	100	100
Boart Longyear BV	Holland	Drilling Products	100	100
Boart Longyear International BV (iii)	Holland	Holding Company	100	100
Cooperatief Longyear Holdings UA	Holland	Holding Company	100	100
Longyear Calulo Holdings BV	Holland	Drilling Services	100	100
Boart Longyear India Private Ltd	India	Tools and Equipment	100	100
P.T. Boart Lonyear	Indonesia	Drilling Services	100	100
Boart Longyear Limited	Ireland	Drilling Products	100	100
Boart Longyear Limited	Laos	Drilling Services	100	100
BLY Mali S.A.	Mali	Drilling Services	100	100
Boart Longyear (NZ) Limited (iv)	New Zealand	Drilling Services	100	100
Longyear Holdings New Zealand, Ltd.	New Zealand	Holding Company	100	100
Boart Longyear AS	Norway	Drilling Products	100	100
Boart Longyear SAC	Peru	Drilling Products and Services	100	100
Boart Longyear Poland Spolka Z.o.o.	Poland	Drilling Products and Services	100	100
Longyear South Africa (Pty) Ltd	South Africa	Drilling Products and Services	100	100
Boart Longyear SA	Spain	Drilling Products and Services	100	100
Boart Longyear Limited	Thailand	Drilling Services	100	100
Boart (UK) Limited	United Kingdom	Dormant	100	100
Boart Longyear (Holdings) Ltd.	United Kingdom	Holding Company	100	100

28. COMPANY SUBSIDIARIES AND ASSOCIATES (CONTINUED)

Subsidiaries	Country of Incorporation	Business	31 December 2007	31 December 2006
Boart Longyear Limited	United Kingdom	Dormant	100	100
Boart Longyear (Investments) Ltd.	United Kingdom	Dormant	100	100
Dongray Industrial Limited	United Kingdom	Dormant	100	100
Boart Longyear Compnay	USA	Tools, Equipment and Drilling	100	100
Boart Longyear Consolidated Holdings Inc.	USA	Holding Company	100	100
Boart Longyear International Holdings Inc.	USA	Holding Company	100	100
Longyear Global Holdings, Inc.	USA	Holding Company	100	100
Longyear Holdings, Inc.	USA	Holding Company	100	100
Longyear TM, Inc.	USA	Holding Company	100	100
Prosonic Corporation	USA	Drilling Services	100	100
Boart Longyear Zambia Ltd.	Zambia	Drilling Services	100	100
BLI Zambia Ltd.	Zambia	Drilling Services	100	100
Boart Longyear RUS	Russia Federation	Drilling Services	100	100
Boart Longyear SAC	Peru	Drilling Products & Services	100	100
Boart Longyear Canada	Canada	Drilling Products & Services	100	100
Boart Longyear Alberta Limited	Canada	Holding Company	100	100
Boart Longyear Netherlands BV	Norway	Holding Company	100	100
Boart Longyear (D.R.C.) SPRL	Dem. Rep. of Congo	Drilling Products & Services	100	100
Boart Longyear Australia Holdings Pty Limited	Australia	Holding Company	100	100
Boart Longyear Australia Pty Ltd	Australia	Drilling Services	100	100
Boart Longyear Bermuda Limited	Bermuda	Holding Company	100	100
Boart Longyear Global Holdco, Inc	USA	Holding Company	100	100
Resources Services Holdco, Inc	USA	Holding Company	100	100
Boart Longyear Management Pty Ltd	Australia	Holding Company	100	100
Prosonic Deutschland GmbH, LLC	Germany	Drilling Services	100	100
Prosonic International, Inc.	USA	Drilling Services	100	100
Geoverse, Inc.	USA	Holding Company	100	100
Prosonic France SARL	France	Holding Company	100	100
Boart Longyear Investments Pty Ltd	Australia	Holding Company	100	100
Drillcorp Pty Ltd	Australia	Drilling Services	100	-
Grimwood Davies Pty Ltd	Australia	Drilling Services	100	-
Connors Argentina SA	Argentina	Drilling Services	100	-
Rentas de Exploracion I Limitada	Chile	Holding Company	100	-
Rentas de Exploracion II Limitada	Chile	Holding Company	100	-
Rentas de Exploracion III Limitada	Chile	Holding Company	100	-
Connors SA	Chile	Drilling Services	100	-
Patagonia Drill Mining Services S.A.	Argentina	Drilling Services	100	-
Patagonia Drill Inversiones Chile LTDA	Chile	Drilling Services	100	-
Portezuelo S.A.	Paraguay	Drilling Services	100	-
Inavel S.A.	Uruguay	Drilling Services	100	-

28. COMPANY SUBSIDIARIES AND ASSOCIATES (CONTINUED)

Subsidiaries	Country of Incorporation	Business	31 December 2007	31 December 2006
Boart Longyear (Zimbabwe) Ltd.	Zimbabwe	Dormant	100	100
Samuel Osborn Engineering Pty Ltd	Zimbabwe	Drilling Services	99	99
Boart Drilling & Contracting Ltd	Zimbabwe	Drilling Services	99	99
Associates				
Calulo Drilling (Pty) Ltd (a Black Economic Empowerment Company)	South Africa	Tools, Equipment and Drilling	-	39
Discontinued Subsidiaries				
Boart Ceramics GmbH	Germany	Hard Materials	-	-
Boart Longyear Spolka Z.o.o.	Poland	Tools and Equipment	-	-

(i) In 2006, Longyear Canada ULC succeeded from the merger of McCarthy's Trust (0723662 B.C.), Boart Longyear (Canada) Holdings Inc. and Boart Longyear Inc.

(ii) On 24 August 2006, Boart Longyear (Germany) GmbH succeeded from the merger of Boart Longyear Interfels GmbH with Boart Longyear (Germany) GmbH.

(iii) On 21 April 2006, Boart Longyear International BV succeeded from the merger of Longyear Group BV and Boart Longyear International BV

(iv) On 30 June 2006, Boart Longyear (NZ) Limited succeeded from the merger of Drillwell Holdings New Zealand, Ltd and Boart Longyear Ltd.

29. ACQUISITION OF OPERATIONS

During the financial year ended 31 December 2007 the Boart Longyear Group acquired the following entities:

On 10 January 2007, the Boart Longyear Group acquired certain assets of KWL Drillrig Engineering Pty Limited ("KWL"). KWL is located in Australia and its principal activity is designing and manufacturing reverse circulation rigs for use in the mining industry. The goodwill arising on the acquisition of KWL is attributable to the capability it provides the Boart Longyear Group to manufacture reverse circulation rigs and allow the Boart Longyear Group to expand the capacity of the reverse circulation operations in Western Australia.

On 23 January 2007, the Boart Longyear Group acquired 100% of issued share capital of Grimwood Davies Pty Limited. Grimwood Davies Pty Limited's principal activity is providing reverse circulation exploration drilling services, primarily in Western Australia. The goodwill arising on the acquisition of Grimwood Davies Pty Limited is attributable to the position it occupies as a significant reverse circulation driller in Western Australia, which provides the Boart Longyear Group with a tremendous opportunity to expand these services with other key accounts of the Boart Longyear Group, building on Boart Longyear Group's already significant reverse circulation drilling services presence in Western Australia.

On 31 January 2007, the Boart Longyear Group acquired 100% of the issued share capital of Connors S.A. ("Connors Chile") and Connors Argentina S.A. ("Connors Argentina"). Connors Chile is a mineral exploration drilling service provider in Chile operating with 25 rigs in both the underground and surface markets. Connors Argentina is a mineral exploration drilling service provider in the Argentine market operating with 9 rigs. The goodwill arising on the acquisition of Connors Chile is attributable to the entry it provides the Boart Longyear Group into the Chilean underground market and the opportunity to consolidate the Boart Longyear Group's operation in Chile into Connors Chile. The goodwill arising on the acquisition of Connors Argentina is attributable to the entry it provides the Boart Longyear Group into the Argentine surface exploration market, and is an excellent opportunity for the Boart Longyear Group to expand theses services and further penetrate the Argentine exploration market.

On 31 December 2007, the Boart Longyear Group acquired 100% of the issued share capital of Patagonia Drilling. Patagonia Drilling is a minerals exploration services provider in the Latin America region operating 13 rigs. Accounting for this acquisition has been determined provisionally at 31 December 2007. The goodwill arising on the acquisition of Patagonia Drilling is attributable to the experienced labour force, the position of the company in the Argentine reverse circulation drilling segment and the benefit of combining business with the Boart Longyear Argentine operations. Reverse circulation drilling has higher barriers to entry than conventional diamond drilling. The capital costs are greater and this method of drilling requires a unique skill set of the drillers

All of these acquisitions were accounted for as purchase transactions and the consolidated profit and loss amounts includes the operations of the acquisitions from the date of acquisition through 31 December 2007.

The net profit contributed by these acquisitions in the period between the dates of acquisition and the reporting date were approximately $9,414,000. Had the acquisitions been completed on 1 January 2007, total consolidated revenue for the period would have been $1,591,000,000 and consolidated profit for the period would have been $82,672,000.

29. ACQUISITION OF OPERATIONS (CONTINUED)

The net assets acquired in these business combinations, and the goodwill arising, are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value US$'000
Net assets acquired			
Cash and cash equivalents	4,168	-	4,168
Trade and other receivables	9,703	-	9,703
Inventories	6,916	-	6,916
Other assets	2,234	-	2,234
Intangible assets	-	10,460	10,460
Property, plant and equipment	13,668	4,882	18,550
Trade and other payables	(10,893)	-	(10,893)
Deferred tax liabilities	(520)	(3,976)	(4,496)
Finance lease	(2,930)	-	(2,930)
	22,346	11,366	33,712
Goodwill arising on the acquisition			62,276
Total consideration			95,988
Net cash outflow arising on acquisition:			
Total Consideration			(95,988)
Deferred consideration			387
Cash and cash equivalents acquired			4,168
			(91,433)

During the financial year ended 31 December 2006 the Boart Longyear Group acquired the following entities:

On 1 August 2006, the Group acquired 100% of the shares of North West Drilling Pty Limited ("North West Drilling") and purchased assets of Graham Kluck Management and Investments Pty Ltd. North West Drilling, a privately owned Australian-based drilling services company located in Perth, Australia, operates surface rigs in Western Australia and primarily services the iron ore sector in the Pilbara region.

On 20 October 2006, the Group acquired 100% of the shares of Drillcorp Ltd ("Drillcorp"), a mineral drilling services provider. Drillcorp is located in Perth, Australia and operates multi-purpose diamond core drill rigs and reverse circulation rigs in Western Australia.

On 6 December 2006, the Group acquired 100% of the shares of Prosonic Corporation ("Prosonic"), a sonic drilling services provider. Prosonic, headquartered in Marietta, Ohio, is a provider of essential drilling services and drilling products for the global mining industry and performs drilling services for water exploration, environmental, and oil sands exploration drilling.

All of these acquisitions were accounted for as purchase transactions and the consolidated profit and loss amounts includes the operations of the acquisitions from the date of acquisition through 31 December 2006.

29. ACQUISITION OF OPERATIONS (CONTINUED)

The net assets acquired and the total cost of the acquisitions during 2006 are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value US$'000
Net assets acquired			
Cash and cash equivalents	1,151	-	1,151
Trade and other receivables	17,236	-	17,236
Inventories	8,907	937	9,844
Other assets	1,121	182	1,303
Intangible assets	-	11,407	11,407
Property, plant and equipment	39,077	9,329	48,406
Trade and other payables	(12,264)	-	(12,264)
Deferred tax liabilities	-	(5,710)	(5,710)
Finance lease	(8,623)	-	(8,623)
	46,605	16,145	62,750
Goodwill arising on the acquisition			**122,253**
Total consideration			185,003
Net cash outflow arising on acquisition:			
Total consideration			(185,003)
Deferred consideration			38,364
Cash and cash equivalents acquired			1,151
			(145,488)

The results contributed by these acquisitions in the period between the dates of acquisition and the reporting date were approximately $3,345,000. Had the acquisitions been completed on 1 January 2006, total consolidated revenue for the period would have been $1,200,000,000, and consolidated loss for the period would have been $73,744,000.

30. DISPOSAL OF OPERATIONS

During the financial year ended 31 December 2007 the Boart Longyear Group disposed of the following operations:

MCE Australia

On 1 August 2007, the Boart Longyear Group announced the sale of the Mining Capital Equipment ("MCE") division in Australia for $8,800,000. The disposal is consistent with the Boart Longyear Group's long-term policy to focus its activities on higher return, core business opportunities. The MCE Australia division was not considered a core business and earned lower returns than the core business lines.

30. DISPOSAL OF OPERATIONS (CONTINUED)

Hardmaterials and Softrock tools division – ("HMS") produces mining inserts used as the wear components for rotary percussive drill bits, soft rock cutting tools for coal and other soft minerals, road planning picks (used for removal of road surface materials), specialty-engineered wear products made of tungsten carbide and steel composites and ceramics used for a variety of wear and high tech applications. The primary Hardmaterials and Softrock tools manufacturing facilities are located in Germany and South Africa, supported by production in China. On 24 April 2006, the division was sold for a total consideration of $66,525,000, resulting in a loss on the sale of $7,391,000, which includes disposal costs of $3,384,000. The loss is recorded in the income statement within the discontinued operations for the year ended 31 December 2006.

The Hardmaterials and Softrock net assets disposed of are as follows:

	2006 US$'000
Net assets disposed:	
Current assets:	
Cash and cash equivalents	1,143
Trade and other receivables	15,755
Inventories	29,117
Total current assets	46,015
Noncurrent assets:	
Property, plant and equipment	51,209
Other assets	80
Total non-current assets	51,289
Trade and other payables	(26,017)
Provisions	(755)
Net assets disposed	70,532
Disposal costs	3,384
Loss on disposal	(7,391)
Total proceeds	66,525
Net cash disposed	(1,143)
Net cash inflow from disposal of subsidiaries	65,382

- **Mining Capital Equipment ("MCE")** – MCE Poland produces drill rigs for underground tunneling. On 20 April 2006, the Group sold its shares in Boart Longyear Sp.Z.o.o. for total consideration of $5,200,000, subject to working capital adjustments, recording a gain of $740,000 on the sale.

30. DISPOSAL OF OPERATIONS (CONTINUED)

The combined results of the discontinued operations that have been included in the income statement are as follows. The comparative profit (loss) from the cash flows from discontinued operations have been re-presented to include those operations classified as discontinued in the current period:

	Consolidated
	2006
	US$'000
Loss from discontinued operations:	
Revenue	25,512
Cost of goods sold	(22,774)
Gross margin	2,738
General and administrative expenses	(3,446)
Other income	2
Operating loss	(706)
Loss on the disposal of the operations	(7,391)
Attributable income tax expense	1,774
	(5,617)
Loss for the year from discontinued operations	(6,323)

31. ASSETS CLASSIFIED AS HELD FOR SALE

The Group has assets and liabilities directly associated with the assets held for sale for the MCE South Africa and Diamond Wire businesses. The impending disposal is consistent with the Group's long-term policy to focus its activities on higher return, core business opportunities. These divisions are not considered a core business and earned lower returns than the core business lines.

On reclassification of these operations to assets held for sale, the Group has not recognised any impairment losses. These divisions have been classified and accounted for at 31 December 2007 as a disposal group held for sale.

32. NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	Consolidated		Parent
	2007	2006	2007
	US$'000	US$'000	US$'000
Cash and cash equivalents	87,548	26,547	1,087
Bank overdraft	-	(1,017)	-
	87,548	25,530	1,087
Cash and cash equivalents attributable to discontinued operations	-	-	-
	87,548	25,530	1,087

(b) Business acquired

During the financial year ended 31 December 2007, the Group acquired four businesses. The net cash outflow for acquisitions was $91,443,000. Refer to Note 29 for further details. In addition, there was a final payment of $38,364,000 related to a 2006 acquisition.

(c) Business disposed

During the financial year ended 31 December 2007, the Group disposed of its MCE Australia, Diamond Blades, Interfels, Zimbabwe and Calulo Drilling Pty Ltd businesses. During the financial year ended 31 December 2006 the Group disposed of its Hardmaterials and Softrock tools division and the MCE Poland businesses. Details of the disposal are as follows:

	Consolidated	
	2007	2006
	US$'000	US$'000
Cash and cash equivalents	10,053	71,725
Deferred sales proceeds	-	-
	10,053	71,725

32. NOTES TO THE CASH FLOW STATEMENT (CONTINUED)

(c) Business disposed (continued)

	Consolidated	
	2007	2006
	US$'000	US$'000
Book value of net assets sold		
Cash and cash equivalents	-	1,143
Trade and other receivables	9,331	18,391
Inventories	3,558	32,009
Property, plant and equipment	69	53,219
Other non-current assets	-	80
Trade and other payables	(6,317)	(29,960)
Net assets disposed	6,641	74,882
Disposal costs	194	3,494
Gain (loss) on disposal	3,218	(6,651)
	10,053	71,725
Net cash inflow on disposal		
Cash and cash equivalents consideration	10,053	71,725
Less cash and cash equivalent balances disposed of	-	(1,143)
	10,053	70,582

32. NOTES TO THE CASH FLOW STATEMENT (CONTINUED)

(d) Reconciliation of Group net profit (loss) for the year to net cash inflow (outflow) from operating activities

	Consolidated		Parent
	2007 US$'000	2006 US$'000	2007 US$'000
Profit (Loss) for the year	81,115	(88,971)	7,509
Adjustments provided by operating activities:			
(Gain) loss on sale or disposal of non-current assets	272	(7,708)	-
(Gain) loss on disposal of business	(3,218)	6,651	-
Depreciation and amortisation	59,848	49,772	-
Foreign exchange gain	(6,506)	(6,752)	-
Interest income received and receivable	-	(1,877)	-
Impairment of non-current assets	-	7,664	-
Fair value gain on derivatives	4,871	9,093	-
Share-based compensation	775	7,228	-
Amortisation and write off of debt issuance costs	27,096	30,530	
Write off of debt issuance costs	-	660	
Interest included in financing activities	37,332	-	-
IPO costs expensed included in financing activities	5,207	-	5,207
Debt early termination costs included in financing	5,600	-	-
Increase (decrease) in current tax payable	(9,394)	14,497	7,210
Increase (decrease) in deferred tax balances	8,140	(47,889)	2,778
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:			
(Increase) decrease in assets:			
Trade and other receivables	(24,025)	(71,630)	(15,805)
Inventories	(46,326)	(20,646)	-
Other assets	(6,187)	(7,522)	-
Increase (decrease) in liabilities:			
Trade and other payables	46,082	87,410	8,533
Provisions	(22,904)	(2,071)	-
Net cash from (used in) operating activities	157,778	(41,561)	15,432

(e) Non-cash flow items

	2007 US$'000	2006 US$'000	2007 US$'000
Increase in intangible assets	-	13,168	-
Change in purchases of property, plant and equipment in trade and other payables	4,711	11,216	-
Non-cash movement	4,711	24,384	-

Of the total IPO proceeds of $2,253,201,000, the amount of $329,749,000 was non-cash and consists of ordinary shares in Boart Longyear Limited that were issued to previous shareholders of RSHI.

33. SHARE-BASED PAYMENTS

The Group has established a Long-term Incentive Plan ("LTIP") to assist in retaining key executives and encouraging a superior performance on a sustained basis. The incentive provided under the LTIP is an annual grant of two tranches of performance rights that will vest based on the satisfaction of both performance-based and time-based conditions. Vested rights will convert to ordinary fully paid shares on a one-for-one basis.

Under the terms of the LTIP, the first tranche of rights vests upon the achievement of the cumulative EPS growth targets set by the Board. The Board will set a minimum and maximum EPS target for each financial year during the three-year vesting period. Vesting will be determined by the Group's performance against cumulative EPS targets for the relevant three-year period. Partial vesting occurs on a pro-rata basis if the cumulative three-year minimum EPS growth target is surpassed. Full vesting occurs only if the Group's EPS growth meets or exceeds the maximum cumulative EPS growth target for the three-year period. Participants must also remain employed during the EPS period. The second tranche of rights vests upon continuous employment with the Group from the grant date until the third anniversary of the grant date.

The first grants were made during 2007 to five senior employees of the Group. The share-based expense recorded during the year ended 31 December 2007 was $139,000.

In addition, prior to the IPO, there were 643,240 restricted shares granted to Board members in consideration of services performed. The share-based expense recorded during the year ended 31 December 2007 was $231,000.

The following table shows the share-based payment arrangements that were in existence at 31 December 2007:

Series	Number	Grant Date	Vesting Date	Fair Value at Grant Date
(1) Issued 12 April 2007	643,240	12-Apr-07	12-Apr-10	1.53
(2) Issued 17 September 2007	432,000	17-Sep-07	1-Jul-10	1.81
(3) Issued 17 September 2007	174,000	17-Sep-07	1-Sep-10	1.81

The fair value of the rights were determined using the Monte Carlo simulation model using the following inputs:

Inputs into the model	Series 1	Series 2	Series 3
Grant date share price	1.53	1.81	1.81
Expected volatility	35.95%	35.95%	36.93%
Life of rights	36 months	33.5 months	35.5 months
Dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	6.42%	6.16%	6.16%

Upon the acquisition by Advent and Bain from Anglo on 29 July 2005, Longyear Global Holdings, Inc. (LGHI) implemented an equity incentive plan under which Class A Restricted Stock and share options were authorised to be issued. The restricted shares vested 20% after the first year and then 10% each quarter thereafter. All restricted shares became fully vested upon a change in control, including a trade sale or IPO. The unvested Class A Restricted Stock could not be transferred under the plan and, upon vesting a transfer could be made only in accordance with the terms of the Investors Rights Agreement. The award agreement for restricted shares under the Longyear Global Holdings, Inc. 2005 Equity Incentive Plan contained noncompetition and nonsolicitation provisions during the term of employment and for the 18 months after grant date. The maximum number of restricted shares and options authorised to be issued was 1,278,333.

On 29 July 2005, the Group issued 823,246 shares of Class A Restricted Stock which would vest on 28 July 2008, with a fair value of $2.00 per share, for a purchase price of $1.00 per share. On 10 October 2005, the Group issued an additional 204,534 shares of Class A Restricted Stock which would vest on 9 October 2008, with a fair value of $27.00 per share for a purchase price of $1.00 per share. The fair values were determined through a valuation by an independent valuation company. The difference between the fair value per share and the purchase price per share was being amortised on a straight-line basis over the vesting period resulting in an increase in compensation expense and an increase in additional paid in capital over the vesting periods.

33. SHARE-BASED PAYMENTS (CONTINUED)

With the change of control on 6 October 2006, all outstanding restricted stock became vested. Because of the accelerated vesting, a compensation expense of $5,558,000 was recorded on 6 October 2006.

Prior to the transaction on 6 October 2006, LGHI also issued share options to key employees. Prior to the change in control on 6 October 2006, the fair value of the options granted was being amortised on a straight-line basis over the vesting period. The details of the LGHI options are described below:

	Tier One share options granted to key employees	Tier Two share options granted to key employees
Nature of the arrangement	Share options granted to key employees	Same as Tier One
Dates of grant	16 January 2006 - 18 April 2006	21 August 2006
Number of instruments granted	125,319	38,363
Maximum number of options	No more than 1,278,333 under Tier One options, Tier Two options and restricted shares	No more than 1,278,333 under Tier One options, Tier Two options and restricted shares
Exercise price	$51	$89
Share price at the dates of grant	$25.65 in January $31.76 in March/April	$99.43
Contractual life (years)	10	10
Vesting conditions	20% after 1st year, 10% each quarter thereafter upon continuous employment, or Full vesting upon a change in control, including a trade, sale or IPO	Same as Tier One
Settlement	Shares	Shares
Valuation model	Black-Scholes-Merton	Black-Scholes-Merton
Expected volatility	40%	40%
Expected option life at grant date (years)	6 years	5.75 years
Risk-free interest rate	4.45%	4.84%
Expected dividend yield	0%	0%
Fair value of granted instrument determined at the grant date	$6.46 in January; $9.78 in March/April	$11.43

All outstanding Tier One and Tier Two options became fully vested as a result of the Group restructuring on 6 October 2006. The Group recorded compensation expense of $1,439,000 related to the vesting of the outstanding options.

As part of the Group restructuring on 6 October 2006, holders of Class A restricted stock were entitled to cash consideration of $99.43 per share. Management members were also offered the option to exchange their shares for the newly issued Class A shares of the Group. As a result, approximately 50% of the Class A restricted shares were converted into newly issued common stock of the Group at its face value of $1,000 per share, and the remaining shares were sold to the Group for $99.43 per share as part of the merger transaction. The exchanged Group stock was fully vested, but the employees agreed to certain restrictions on their ability to sell the stock.

All outstanding Tier One and Tier Two share options were automatically cancelled and converted into the right to receive cash equal to the intrinsic value of the options. Option holders could also elect to convert a percentage of the intrinsic value into fully vested share options under a new Equity Incentive Plan issued by RSHI with the same intrinsic value.

33. SHARE-BASED PAYMENTS (CONTINUED)

The Tier One optionees received a cash payout of approximately $2,300,000 for a portion of their holdings. The balance was exchanged for replacement Tier One options with an exercise price of $250 per share. The Tier Two optionees exchanged all of their options for replacement Tier Two options with a new exercise price of $770 per share. A total of 4,971,000 shares of replacement Tier One options and 1,742,000 shares of replacement Tier Two options were issued. The total intrinsic value of the cancelled options that were exchanged was $4,129,000 on the date of exchange. The replacement options granted carried an additional fair value of $107 compared to the fair value of the old options converted on 6 October 2006. This additional fair value was recorded as compensation expense on 6 October 2006.

The details of the replacement RSHI options are described below:

	Tier One Share Options Granted to Key Employees	Tier Two Share Options Granted to Key Employees
Nature of the arrangement	Replacement share options exchanged for old Tier One options under LGHI	Same as Tier One
Dates of grant	6 October 2006	6 October 2006
Number of instruments granted	4,971	1,742
Maximum number of options	No more than 10,000 for both Tier One and Tier two options	No more than 10,000 for both Tier One and Tier two options
Exercise price	$250	$770
Share price at the dates of grant	$1,000	$1,000
Contractual life (years)	10	10
Vesting conditions	100% vested upon grant, but no exercise for 12 months, or until an IPO	Same as Tier One
Settlement	Shares	Shares
Valuation model	Black-Scholes-Merton	Black-Scholes-Merton
Expected volatility	40%	40%
Expected option life at grant date (years)	.26 years	.26 years
Risk-free interest rate	4.84%	4.84%
Expected dividend yield	0%	0%
Fair value of granted instrument determined at the grant date	$755.44	$267.01

The following information applies to RSHI options outstanding at 31 December 2006:

	Exercise prices	Number of options	Remaining Life	
			Expected	Contractual
Tier One	$250	4,971	0.26 year	9.76 years
Tier Two	$770	1,742	0.26 year	9.76 years

33. SHARE-BASED PAYMENTS (CONTINUED)

A reconciliation of movements in the number of share options can be summarised as follows:

	Tier One		Tier Two	
	Number of options	Weighted avg exercise price	Number of options	Weighted avg exercise price
LGHI Options outstanding at 1 January 2006	-	N/A	-	N/A
LGHI options granted	125,319	51	38,363	89
LGHI options cancelled	(125,319)	51	(38,363)	89
RSHI options granted	4,971	250	1,742	770
RSHI options outstanding at 31 December 2006	4,971	250	1,742	770
Exercisable at year-end	-	-	-	-

The total expenses recognised for share-based payments were $7,228,000 for the year ended 31 December 2006.

34. KEY MANAGEMENT PERSONNEL COMPENSATION

Details of key management personnel

The directors and other members of key management personnel of the Group during the year were:

- Graham Bradley (Chairman, non-executive director) appointed 21 February 2007
- Bruce Brook (Non-executive director) appointed 21 February 2007
- Geoff Handley (Non-executive director) appointed 21 February 2007
- David McLemore (Non-executive director), appointed 21 February 2007
- Peter St. George (Non-executive director) appointed 21 February 2007
- Neil Upfold (Non-executive director) appointed 2 January 2007, resigned 21 February 2007)
- Robin Bishop (Non-executive director) appointed 2 January 2007, resigned 21 February 2007)
- Nicholas Atkins (Non-executive director) appointed 2 January 2007, resigned 21 February 2007)
- Paul Brunner (Chief Executive Officer and Executive Director)
- Ron Sellwood (Chief Financial Officer, resigned 31 October 2007)
- Holm Oostveen (Senior Vice President, Sales, resigned 31 May 2007)
- Craig Kipp (Chief Operating Officer)
- Patrick Johnson (Senior Vice President, Human Resources)
- Fabrizio Rasetti (Senior Vice President, General Counsel and Secretary)
- Terrance Dolan (Senior Vice President, Business Development and Marketing)
- Scott Alexander (Vice President of Global Drilling Services)
- Michael Birch (Vice President of Global Products)

34. KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

The aggregate compensation made to key management personnel of the Group is set out below.

	Consolidated		Parent
	2007 US$	2006 US$	2007 US$
Short-term employee benefits	5,879,673	3,856,635	840,866
Post-employment benefits	116,795	17,700	62,520
Other long-term benefits	188,000	181,629	-
Termination benefits	684,647	-	-
Share-based payment	268,511	3,083,100	230,511
	7,137,626	7,139,064	1,133,897

35. RELATED PARTY TRANSACTIONS

(a) Transactions with key management personnel

(i) Key management personnel compensation

Details of key management personnel compensation are disclosed in Note 34 to the financial statements.

(ii) Other transactions with key management personnel of the Group.

Details of other transactions with key management personnel are disclosed in Note 33 of the financial statements.

(iii) Key management personnel equity holdings

Details of key management personnel equity holdings are disclosed below.

	Balance at 1 January No.	Issued during year No.	Balance at 31 December No.
2007			
Graham Bradley	-	2,383,782	2,383,782
Bruce Brook	-	154,053	154,053
Geoff Handley	-	86,486	86,486
David McLemore	-	808,609	808,609
Peter St. George	-	289,188	289,188
Paul Brunner	-	16,869,839	16,869,839
Scott Alexander	-	588,918	588,918
Michael Birch	-	664,596	664,596
Patrick Johnson	-	1,430,973	1,430,973
Craig Kipp	-	10,214,626	10,214,626
Holm Oostveen	-	1,070,744	1,070,744
Fabrizio Rasetti	-	984,121	984,121
Ron Sellwood	-	5,522,683	5,522,683

35. RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Transactions with related parties

Transactions with other related parties consist of the following:

	Consolidated	
	2007 US$'000	2006 US$'000
Fees paid to certain shareholders and their representatives	67,354	34,419
Merger consideration paid to Advent, Bain and management	-	991,546
Capital contributions from Advent, Bain RSN BV and management	-	448,359

(c) Transactions with controlled entities

Transactions between Boart Longyear Limited and its controlled entities in the year included:

	Consolidated	
	2007 US$'000	2006 US$'000
Short-term amounts owed by Directors, Executives, Management and Employees included in accounts receivable	-	134
Long-term borrowings owed by Calulo Drilling (Pty) Ltd	-	169
Long-term borrowings owed by Directors, Executives, Management and Employees	-	12

36. GROUP RESTRUCTURING

During 2007, the Boart Longyear Group completed a group restructuring that resulted in a new corporate structure. In summary, the group restructuring consisted of:

- Certain entities included within the U.S. tax consolidated group selling wholly owned subsidiaries to wholly owned Australian subsidiaries of Boart Longyear Limited; and
- Repayment of existing external borrowings and drawdown of new borrowings in Canada and Australia.

37. REMUNERATION OF AUDITORS

	Consolidated		Parent
	2007 US$	2006 US$	2007 US$
Auditor of the parent entity			
Audit or review of the financial report	775,000	-	775,000
Preparation of the tax return	11,000	-	11,000
	786,000	-	786,000
Related practice of the parent entity auditor			
Audit or review of the financial report	6,115,000	10,554,000	-
Tax services	1,397,000	916,000	-
Due diligence and other related services	738,000	472,000	-
Assistance with the preparation of tax returns	410,000	263,000	-
	8,660,000	12,205,000	-

The auditor of Boart Longyear Limited is Deloitte Touche Tohmatsu.

38. SUBSEQUENT EVENTS

On 22 February 2008, the Group entered into an agreement to acquire 100% of Britton Brothers Diamond Drilling Ltd. As the acquisition was only completed on 22 February 2008, the necessary market valuations and other calculations have not been finalised and therefore the fair values of the assets acquired (including identifiable assets), liabilities, contingent liabilities assumed and goodwill arising as part of the business combination have not yet been determined.

SUPPLEMENTARY INFORMATION

Additional stock exchange information as at 25 February 2008.

Number of holders of equity securities

(a) Ordinary share capital

1,502,862,459 fully paid ordinary shares are held by 15,425 individual shareholders.
All issued ordinary shares carry one vote per share, however partly paid shares do not carry the rights to dividends.

(a) Share rights

606,000 rights are held by 5 individual note holders.
Convertible notes do not carry a right to vote.

Distribution of holders of equity securities

	Fully paid ordinary shares	Share rights
1-1000	1,259	-
1,001-5000	5,225	-
5,001-10,000	3,604	-
10,001-100,000	5,066	-
100,001 and over	271	5
	15,425	5

SUPPLEMENTARY INFORMATION (CONTINUED)

Substantial shareholders

Ordinary shareholders	Fully paid ordinary shares Number	Percent of Issued Capital Percent
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	296,893,475	19.8%
J P MORGAN NOMINEES AUSTRALIA LIMITED	291,586,030	19.4%
NATIONAL NOMINEES LIMITED	209,134,418	13.9%
CITICORP NOMINEES PTY LIMITED	106,242,678	7.1%
ANZ NOMINEES LIMITED	68,538,520	4.6%
QUEENSLAND INVESTMENT CORPORATION	45,315,698	3.0%
COGENT NOMINEES PTY LIMITED	23,249,581	1.5%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA	22,928,607	1.5%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	14,228,225	0.9%
AMP LIFE LIMITED	12,980,971	0.9%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 3	12,916,624	0.9%
UBS NOMINEES PTY LTD	9,473,463	0.6%
CITICORP NOMINEES PTY LIMITED	8,862,892	0.6%
COGENT NOMINEES PTY LIMITED	8,832,403	0.6%
UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	7,488,723	0.5%
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	5,735,909	0.4%
IAG NOMINEES PTY LIMITED	5,320,743	0.4%
BOND STREET CUSTODIANS LIMITED	4,743,818	0.3%
ECAPITAL NOMINEES PTY LIMITED	4,598,088	0.3%
RBC DEXIA INVESTOR SERVICES	4,411,457	0.3%
	1,163,482,323	77.4%

Company Secretary
Fabrizio Rasetti
Duncan Glasgow

Registered office
919 - 929 Marion Road
Mitchell Park SA 5043
Australia
Tel: +61 (8) 8375 8375

Principal administration ofi
2640 West 1700 South
Salt Lake City, Utah 84104
United States of America
Tel: +1 (801) 972 6430

Share registry
Link Market Services Limited
Level 12
680 George Street
Sydney NSW Australia 2000
Tel: +61 (2) 8280 7111


Our
Difference
Creates Value

BOART LONGYEAR

Boart Longyear Limited

ABN 49 123 052 728

2007 FULL YEAR

31 December 2007

Important notice and disclaimer

This presentation has been prepared by Boart Longyear Limited (the "Company"). It contains general background information about the Company's activities current as at the date of the presentation. It is information given in summary form and does not purport to be complete. The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions.

This presentation is not (and nothing in it should be construed as) an offer, invitation, solicitation or recommendation with respect to the subscription for, purchase or sale of any security in any jurisdiction, and neither this document nor anything in it shall form the basis of any contract or commitment. The presentation is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate.

The Company has prepared this presentation based on information available to it, including information derived from publicly available sources that have not been independently verified. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness, correctness or reliability of the information, opinions and conclusions expressed.

Any statements or assumptions in this presentation as to future matters may prove to be incorrect and differences may be material. This presentation should not be relied upon as a recommendation or forecast by the Company. To the maximum extent permitted by law, none of the Company, its directors, employees or agents, nor any other person accepts any liability, including, without limitation, any liability arising from fault or negligence on the part of any of them or any other person, for any loss arising from the use of this presentation or its contents or otherwise arising in connection with it.

The financial information disclosed has been prepared on a statutory and pro-forma basis, which is consistent with the financial information provided in the IPO Prospectus. Due care and attention should be undertaken when considering and analysing the financial performance of the Company. All references to dollars are to United States currency unless otherwise stated.

BOART LONGYEAR

Agenda

- 2007 Highlights
- Operations Overview
- Financial Analysis
- Strategy & Outlook
- Q&A

BOART LONGYEAR

2007 Highlights

We exceeded the Prospectus . . . .

- Pro forma Revenue US$1.571 billion (8% above Prospectus forecast)
- Pro forma EBITDA US$336 million (5% above Prospectus forecast)
- Strong balance sheet, undrawn revolver facility at year end

We delivered . . . .

- 41% statutory revenue growth across the group
- 330% statutory EBITDA growth
- 130 rig additions to our fleet with high utilisation
- >50% increases in Products manufacturing capacity, fully utilised
- Annualised savings from restructuring initiatives US$6 million, procurement US$18 million
- 3 major new products on the market, 16 in the pipeline
- 4 strategic acquisitions and Britton Bros. Diamond Drilling closed 22 February 2008

. . . . Despite challenges

- Meeting high customer demand with limited supply
- Tight labour in key markets – Australia, Canada, USA, Chile

BOART LONGYEAR

Strength in our markets continues

Record high metal prices through 2007


Copper
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
US$/lb
2001
2002
2003
2004
2005
2006
2007
2008E
2009E
2010E
6% Avg. price increase in 2007
Median Cash Cost
Annual Average Copper Price

Source: GSJBW


Gold
Monthly Gold Spot Price (US$/oz)
950
900
850
800
750
700
650
600
USD/AUD Forex
1.30
1.25
1.20
1.15
1.10
1.05
Dec-2006
Mar-2007
Jun-2007
Sep-2007
Dec-2007
Gold (US$)
USD/AUD

Source: GSJBW

Record-setting exploration budgets


Global nonferrous minerals exploration budgets
US$ billion
12.0
10.0
8.0
6.0
4.0
2.0
0.0
3.8
5.1
7.5
10.5
2004
2005
2006
2007
Gold
Base metals
Other minerals

Source: Metals Economics Group data, 2004 – 2007

. . . . . across all regions in 2007


57%
40%
39%
38%
39%
43%
Australia
Africa
Canada
Latin America
USA
ROW
2007 Exploration Growth

Source: Metals Economics Group data, 2004 – 2007

BOART LONGYEAR



BOART LONGYEAR

OPERATIONS

Craig Kipp - COO

Drilling Services

54% YOY revenue growth
83% YOY EBITDA growth


Canada
+25%
Europe
+631%
USA
+40%
Asia Pacific
+94%
South America
+92%
Africa
+26%
Labour Hotspots
YOY Statutory revenue growth

Source: management

Strong growth across sectors

- **Minerals & Energy 50%**
- **E&I 78%**

Rig fleet optimised

- 130 rigs added to the fleet
- Redeployed 30 rigs to more profitable regions


Rig Fleet
1,200
900
600
300
0
976
1,106
FY2006
FY2007

2007 rig count includes 55 rigs purchased through the acquisitions of Grimwood Davies, Connors and Patagonia, and 75 new rigs purchased through capex.
Source: management

Labour challenges continue

- Wages & related costs
- Certain labour markets tight

BOART LONGYEAR

Products

24% YOY revenue growth
71% YOY EBITDA growth

Volume	**14%**
Price	**5%**
FX	**5%**
Revenue growth	**24%**

Year on year Statutory revenue growth of Products, including revenue of MCE Poland (US$8 million) in H12006, a business sold in H22006.

2007 Coring Rod production output and backlog



Production index (Dec 2006 = 1)
2.00
1.80
1.60
1.40
1.20
1.00
Backlog index (Dec 2006=1)
2.0
1.5
1.0
0.5
0.0
Jan-07
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan-08
Linear (Production output)
Linear (Backlog)

Higher price increases achieved in H2

Price increases relative to January 2007



Index (January 2007 =1)
7
6
5
4
3
2
1
0
-1
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

- Global price increases implemented in H2 2007
- Capacity increases completed for rod, diamond bits and rigs
- Continuing shift from fixed to variable cost base

Challenges from high demand

- Costs of very high utilisation 24/7
- Continuing to monitor capacity needs

BOART LONGYEAR

Operating improvements achieved

Key Account Management


Growth of Top 10 Drilling Services Customers
Customer 1
Customer 2
Customer 3
Customer 4
Customer 5
Customer 6
Customer 7
Customer 8
Customer 9
Customer
Rigs prioritised
Rigs reallocated
-50
0
50
100
150
200
250
300
350
YOY Revenue growth %

New Product Development


Active new product development projects
Coring consumables
Drilling capital equipment
Construction & Geotech
Percussive
0
1
2
3
4
5
6
7
8
9

2007 R&D Spend US$10.5M

Manufacturing

- US$6 million annualised restructuring savings delivered (US$1 million above Prospectus)
- Wuxi, China facility fully utilised
- Sonic rig efficiently consolidated in Wroclaw, Poland
- Reverse Circulation rig expansion in Perth
- Continued rationalisation (South Africa, Mississauga, Marietta)

Sourcing

- Company wide savings of US$18 million delivered (US$3 million above Prospectus)
- Steel costs controlled – automotive suppliers
- Expanded further outsourced rig program around the world

BOART LONGYEAR



BOART LONGYEAR

FINANCIAL

Don Newman - Interim CFO

Group overview

YOY Revenue growth +41%, YOY EBITDA growth +330%

US$m	FY2006 Actual	FY2007 Actual	FY2007 Prospectus [4]	Pro forma FY2007 Actual	Pro forma FY2007 Prospectus [4]
	Statutory financials			***Pro forma financials***	
Revenue	1,118 [1]	1,576	1,460	1,571	1,461
COGS	721	993	891	972	882
Gross Margin	397 [3]	583 [3]	569 [3]	599 [3]	579 [3]
Gross Margin	*36%*	*37%*	*39%*	*38%*	*40%*
EBITDA	69 [1]	297	291	336	320
EBITDA Margin	*6%*	*19%*	*20%*	*21%*	*22%*
EBIT	20	237	229	278	256
NPAT	(83) [2]	81	78	165	149
EPS (cents)	(5.6)	5.4	5.3	11.1	10.0

1. FY2006 includes US$8million of revenue and US$0.1 of EBITDA in respect of MCE Poland, a business sold in 2006.
2. FY2006 NPAT from continuing operations shown for comparison
3. Gross margin is presented on a cash basis, before accounting for depreciation
4. The FY2007 estimates are as shown in the IPO Prospectus

Pro forma results are adjusted for IPO and other non-recurring items to reflect the ongoing performance of the Group

BOART LONGYEAR

2007 - Statutory basis

Year on year performance

US$m	FY2006 Actual	FY2007 Actual
Revenue	1,118 [1]	1,576
COGS	721	993
Gross Margin	397	583
Gross Margin	*36%*	*37%*
Other Expenses		
S,G&A	311	296
Other expenses	17	3
FX Gain	-	(13)
EBITDA	69 [1]	297
EBITDA Margin	*6%*	*19%*
Dep. & Amort.	49	60
EBIT	20	237
Net Finance Costs	94	101
Tax Expense	9	55
NPAT	(83) [2]	81

Revenue Growth 41%
- **Organic 25%**
- **Acquired 16%**

EBITDA Growth 330%



Revenue
US$(m)
2000
1500
1000
500
0
1118
284
174
1576
2006
Organic growth
Acquired growth
2007
EBITDA
69
177
51
297
2006
Organic growth
Acquired growth
2007

- Leveraging margin improvement and overhead cost base
- Different debt structures in each year
- 2007 Effective tax rate 40%, ongoing at 32%

1. FY2006 includes US$8 million of revenue and US$0.1 of EBITDA in respect of MCE Poland, a business sold in 2006.
2. FY2006 NPAT from continuing operations shown for comparison

BOART LONGYEAR

2007 - Pro forma basis

Pro forma vs Prospectus forecast

US$m	FY2007 Actual	FY2007 Prospectus[1]
Revenue	1,571	1,461
COGS	972	882
Gross Margin	599	579
Gross Margin	*38%*	*40%*
Other Expenses	263	259
EBITDA	336	320
EBITDA Margin	*21%*	*22%*
Dep. & Amort.	58	64
EBIT	278	256
Net Finance Costs	35	37
Tax Expense	78	70
NPAT	**165**	**149**

1. The FY2007 estimates are as shown in the IPO Prospectus

Strong performance in second half



Revenue
EBITDA
US$(m)
900
800
700
600
500
400
300
200
100
0
753
818
156
180
H12007
H22007
H12007
H22007

EBITDA – Reconciliation of Statutory to Pro forma



297
15
15
12
10
13
336
2007 Statutory EBITDA
IPO & related costs
Restructuring, enhancements, divestments
Pro forma acquisitions
Other non-recurring expenses
Foreign exchange gain
2007 Pro forma EBITDA

BOART LONGYEAR

Drilling Services

US$m	Statutory basis FY2006 Actual	Statutory basis FY2007 Actual	Pro forma basis H12007 Actual	Pro forma basis H22007 Actual	Pro forma basis FY2007 Actual	Pro forma basis FY2007 Prospectus
Revenue	632	971	463	511	974	908
EBITDA	123	225	121	134	255	251
EBITDA margin	*19%*	*23%*	*26%*	*26%*	*26%*	*28%*

- EBITDA margin – 4 percentage points increase
- 56% YOY EBITDA growth from new rigs and price improvements
- 37% YOY EBITDA growth from acquisitions
- Exceeded Prospectus forecasts, except EBITDA margin

Statutory EBITDA Bridge


123
45
35
16
18
9
21
225
YOY Growth - 83%
2006 EBITDA
Acquisitions
Price/efficiency gains
2006 new rigs
2007 new rigs
FX gains
Operating expenses
2007 EBITDA

BOART LONGYEAR

Products

US$m	Statutory basis FY2006 Actual	Statutory basis FY2007 Actual	Pro forma basis H12007 Actual	Pro forma basis H22007 Actual	Pro forma basis FY2007 Actual	Pro forma basis FY2007 Prospectus
Revenue	487 [1]	605	290	307	597	553
EBITDA	73	125	56	82	138	121
EBITDA margin	*15%*	*21%*	*19%*	*27%*	*23%*	*22%*

1. 2006 includes US$8million of revenue and US$0.1 of EBITDA in respect of MCE Poland, a business sold in 2006.

- Volume and price increases deliver EBITDA growth
- Improved profitability in H2
- Sourcing savings delivered
- Exceeded Prospectus forecasts, including EBITDA margin

Statutory EBITDA Bridge



73
24
24
5
10
10
125
YOY Growth - 71%
2006 EBITDA
Volume
Price
FX gain
Sourcing savings
Cost inflation
2007 EBITDA

BOART LONGYEAR

2007 Statutory cash flows

Strong operating cash flows

US$m	FY2006 Actual	FY2007 Actual	
EBITDA	69	297	
Net Working Capital	(5)	(46)	1
Maintenance Capex	(11)	(40)	2,3
Net interest	(66)	(35)	
Taxes	(40)	(58)	
Operating cash flows	(53)	118	4
Growth Capex	(64)	(89)	3
Operating cash flows after growth capex	(117)	29	

1. *Net Working Capital includes movements in accounts receivables, payables, inventory and other current assets and liabilities*
2. *FY2007 maintenance capex includes US$10 million in respect of manufacturing restructuring initiatives*
3. *Capex (growth and maintenance) is presented above on an accruals basis*
4. *Operating cash flows shown above differs to the Net Cash flow from Operating Activities shown in the cash flow statement of the statutory accounts by the amount of maintenance capex, which is reflected in the cash flows from investing activities in the statutory format.*

Further reduction in working capital to revenue



25%
20%
15%
10%
5%
0%
NWC/Revenue
400
300
200
100
0
US$(m)
21%
17%
$301
$267
H12007
FY2007
NWC/Revenue
Net Working Capital

NWC/Revenue is calculated using the last 12 months' revenue, adjusted for revenues of acquisitions as if part of the group for the full twelve month period

Capex above forecast to support growth



Drilling Services
Products
Corporate
98
85
20
17
11
15
0
20
40
60
80
100
120
US$(m)
FY2007 Actual
FY2007 Prospectus

Total Capital expenditure (growth & maintenance) is presented above on an accruals basis

BOART LONGYEAR

Capital structure and dividends

A strong balance sheet with headroom for growth

- Total equity US$220 million
- US$650 million term debt facility – 2 to 4 years left to maturity
- US$200 million revolver – US$167 million available
- US$378 million notional floating to fixed interest rate swapped
- Current average floating interest rate exposure – libor + 66 basis points
- 2007 interest cover - 9.0 times EBITDA
- 2007 leverage ratio – 1.76 times EBITDA

First dividend declared

- Final dividend US1.5 cents per share declared
- Represents 35% of H2 NPAT, franking credits of 35%
- Record date 20 March 2008, payment date 18 April 2008
- Dividends to be paid in AUD for Australian residents and USD for all foreign investors

- Going forward, dividends to be distributed semi-annually
- Targeting payout of 30 to 40% of NPAT

BOART LONGYEAR



For personal use only
BOART LONGYEAR
STRATEGY &
Paul Brunner - CEO

Our difference: leverage our integrated businesses


Product innovation
Productivity
Market intelligence
Acquisitions
MINERALS
E&I
ENERGY
Drilling Services

2008 FOCUS

Customers:
KAM

New Product introductions:
Sonic
RC
Diamond

Geographies:
Latin America
Africa

BOART LONGYEAR

Strategic acquisitions

On track to achieve acquisition strategy

- 4 acquisitions in 2007 plus Britton Bros.
- Leveraging acquisitions
  - Reverse circulation rigs
  - Pilbara and iron ore
  - Leading position in Latin America
  - E&I global expansion
- Several targets being pursued
  - 15+ opportunities
  - average target size US$25M Revenue
  - 3 to 4 transactions a year
- Divesting non-core businesses
  - MCE (Australia)
  - MCE (South Africa)

Expanding in key geographies


Britton (Canada)
Britton (Mexico)
Connors (Chile)
• Connors
• Patagonia
(Argentina)
• Grimwood
• KWL
(Western Australia)

Acquistions made in 2007 and Britton Bros. Diamond Drilling acquired in February 2008

BOART LONGYEAR

Outlook

- Favourable exploration macroeconomics continue to be intact
- No indications of negative impact from US economic slowdown
- High bookings, strong acquisition pipeline supports 12 to 15% annual revenue growth in 2008
- Beyond 2008 the outlook is robust
- Drilling Services [1]
  - Purchase 80 new rigs during 2008
  - Labour capacity constraints and cost inflation will be a challenge
- Products
  - Backlog down to manageable level . . . . reviewing quarterly
  - Further release of new products
- Capex estimated to be in range of US$130 million to US$150 million
- Bolt-on acquisitions to continue – 3 to 4 a year

1. *Estimate of new rig purchases in 2008, excluding rigs that may be acquired through the acquisition of drilling services businesses*

BOART LONGYEAR



BOART LONGYEAR

Q & A

Paul Brunner - CEO
Craig Kipp - COO
Don Newman - Interim CFO

BOART LONGYEAR

ENQUIRIES: ALISON HENRIKSEN, VICE PRESIDENT INVESTOR RELATIONS

TELEPHONE: +61 2 8233 2576 EMAIL: AHENRIKSEN@BOARTLONGYEAR.COM



APPENDICES

BOART LONGYEAR

Basis of Preparation

- Financial information has been prepared in accordance with A-IFRS
- Pro forma financial figures reflect normalization adjustments for:
  - Full year impact of acquisitions and business initiatives
  - Significant items not reflective of the business going forward (e.g. capital structure, IPO costs)
- All financial figures are reported in US$
- Earning per share computations reflect the weighted average number of ordinary shares issued as at 31 December 2006 (1,485,250,000) and 31 December 2007 (1,489,057,000)

BOART LONGYEAR

Reconciliation of Statutory to Pro forma Income Statement

US$m	2007 Statutory Actual	IPO & related non-recurring costs	Pro forma acquisition adjustments	Head office relocation and staffing costs	Restructuing, enhancements and divestments	Other non-recurring costs	Foreign exchange gain	Interest adjustment	Tax adjustment	2007 Pro forma Actual
Revenue	1,576		3		(8)					1,571
EBITDA	297	15	12	3	15	8	(13)			336
EBIT	237	15	12	3	16	8	(13)			278
Net Finance Costs	(101)					5		61		(35)
Tax Expense	(55)								(23)	(78)
NPAT	81	15	12	3	16	13	(13)	61	(23)	165

The income statement for the year is presented on both a statutory and pro forma basis, consistent with the presentation of the historical and forecast full year income statements presented in the IPO Prospectus. There are a number of non-recurring and part year adjustments which have been applied to the statutory figures to arrive at the pro forma results. The pro forma results are presented as representative of the ongoing results of the Group.

The adjustments made include the following:

<u>IPO & related non-recurring costs</u>

Non-recurring costs in relation to the IPO being the change in group structure, and associated additional audit and accounting fees incurred in support of the IPO process ($15 million).

<u>Pro forma acquisition adjustments</u>

Earnings of the acquisitions of KWL, Grimwood Davies and Connors that were made after 1 January 2007, assuming they were part of the Group throughout the year. The pro forma includes an adjustment to Revenue of $3 million, to EBITDA of $0.6 million and to EBIT of $0.5 million. The pro forma figures include the reversal of $10 million of inventory related expenses. The adjustment relates to inventory which was capitalised as part of the purchase price allocation on the businesses acquired which has been expensed to achieve conformance with Boart Longyear's accounting policies;

Adjustments also include integration costs associated with the businesses acquired, which principally related to redundancy costs, retention payments and other costs ($1 million);

<u>Head office relocation and staffing costs</u>

Non-recurring relocation and other costs associated with staffing the Operational Head Office in Salt Lake City to the extent these had not been provided for as at 31 December 2006 ($3 million);

<u>Restructuring, enhancements and divestments</u>

Adjustments to EBITDA to reflect the add back of the cost of restructuring initiatives, the benefit of restructuring initiatives, capacity enhancements and productivity improvements implemented during 2007, (Revenue $4 million, EBITDA $14 million). Adjustments to EBITDA for the non-recurring gains on sale of businesses in South Africa and Zimbabwe ($3 million), and operating results (Revenue $12 million, EBITDA $2 million) of these businesses in 2007, assuming they were divested before 1 January 2007. Adjustments to EBITDA to remove the losses in relation to drilling services contracts in Venezuela and South Africa which are non-recurring due to the re-deployment of the rigs to profitable regions (US$4 million).

<u>Other non-recurring expenses</u>

Additional costs associated with a profit share arrangement within an employment contract related to an acquisition which expired at the end of 2007 and will not be renewed on similar terms ($10 million) and other miscellaneous on-off costs ($3 million) offset by pension interest costs previously classified as finance costs ($5 million).

<u>Foreign exchange gain</u>

Foreign exchange gain of $13 million which was realised on Australian and Canadian dollar denominated intercompany loans which were unhedged for a portion of the year. The balances associated with the gains have been settled or hedged.

<u>Net finance cost adjustment</u>

Prior to the IPO, the Group had significantly higher debt levels, which were refinanced immediately following the IPO. Additional net finance costs as a result of the previous financing structure were incurred from 1 January 2007 until April 2007. An adjustment of $61 million has been made to represent the full year impact of the current debt funding arrangements.

<u>Tax adjustment</u>

The tax adjustment represents the net tax impact of the adjustments described above and the effect of the group restructuring which was completed in the first half which is expected to result in an ongoing effective tax rate of approximately 32%.

BOART LONGYEAR

Statutory Income Statement

Extract from the Boart Longyear Ltd Annual Financial Report
Year Ended 31 December 2007

	Note	Consolidated 2007 US$'000	Consolidated 2006 US$'000	Parent 2007 US$'000
Continuing operations				
Revenue	5	1,575,737	1,118,476	-
Cost of goods sold		(1,047,088)	(764,099)	-
Gross margin		528,649	354,377	-
Other revenue	5	-	-	15,108
Other income	7	18,466	8,448	-
General and administrative expenses		(150,260)	(156,865)	(5,996)
Selling and marketing expenses		(151,567)	(158,252)	-
Other expenses		(8,318)	(27,357)	(7,640)
Operating profit		236,970	20,351	1,472
Interest income	5	5,012	4,497	3,049
Finance costs	6	(105,922)	(98,760)	-
Profit (loss) before taxation	7	136,060	(73,912)	4,521
Income tax (expense) benefit	8	(54,945)	(8,736)	2,988
Profit (loss) for the year from continuing operations		81,115	(82,648)	7,509
Discontinued operations (net of tax)				
Loss for the year from discontinued operations	7, 30	-	(706)	-
Loss on sale of discontinued operations	7, 30	-	(5,617)	-
Profit (loss) for the year attributable to equity holders of the parent		81,115	(88,971)	7,509
Earnings (loss) per share:				
From continuing and discontinued operations:				
Basic and diluted earnings per share	24	5.4 cents	(5.6) cents	
From continuing operations:				
Basic and diluted earnings per share	24	5.4 cents	(5.6) cents	

BOART LONGYEAR

Statutory Balance Sheet

Extract from the Boart Longyear Ltd Annual Financial Report
Year ended 31 December 2007

	Note	Consolidated 2007 US$'000	Consolidated 2006 US$'000	Parent 2007 US$'000
Current assets				
Cash and cash equivalents		87,548	26,547	1,087
Trade and other receivables	9	243,212	226,885	60,829
Inventories	10	176,265	133,645	-
Other financial assets	11	10,522	10,489	-
Prepaid expenses		32,975	22,116	-
		550,522	419,682	61,916
Assets classified as held for sale	31	16,067	-	-
Total current assets		566,589	419,682	61,916
Non-current assets				
Property, plant and equipment	12	358,360	252,301	-
Goodwill	13	206,186	125,336	-
Other intangible assets	14	29,478	16,492	-
Deferred tax assets	8	31,391	26,998	15,999
Other financial assets	11	-	3,911	2,175,180
Other assets		544	1,359	-
Defined benefit plan asset	18	19,797	-	-
Total non-current assets		645,756	426,397	2,191,179
Total assets		1,212,345	846,079	2,253,095
Current liabilities				
Trade and other payables	15	244,685	238,691	8,533
Provisions	17	14,318	28,542	-
Current tax payable	8	25,323	29,316	7,277
Loans and borrowings	16	6,543	11,884	-
		290,869	308,433	15,810
Liabilities directly associated with non-current assets classified as held for sale	31	8,370	-	-
Total current liabilities		299,239	308,433	15,810
Non-current liabilities				
Trade and other payables	15	200	686	-
Loans and borrowings	16	650,170	1,275,697	-
Other financial liabilities	11	12,985	2,300	-
Deferred tax liabilities	8	7,632	2,531	-
Provisions	17	22,479	37,786	-
Total non-current liabilities		693,466	1,319,000	-
Total liabilities		992,705	1,627,433	15,810
Net assets (liabilities)		219,640	(781,354)	2,237,285
Equity				
Issued capital	19	479,673	452,331	2,229,776
Reserves	20	22,534	1,897	-
Other equity	22	(141,539)	(991,546)	-
Retained earnings (accumulated losses)	21	(141,028)	(244,036)	7,509
Total equity (deficit)		219,640	(781,354)	2,237,285

BOART LONGYEAR

For personal use only

BOART LONGYEAR

Boart Longyear Limited
ABN 49 123 052 728

RECEIVED

2008 MAR 13 A 10:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX Announcement/Media Release

29 February 2008

FIRST FULL YEAR PROFIT EXCEEDS PROSPECTUS, STRONG OUTLOOK REAFFIRMED

Highlights:

- Statutory revenue up 41%; EBITDA up 330% on 2006
- Pro forma revenue US$1.6 billion (8% above Prospectus forecast)
- Pro forma EBITDA US$336 million (5% above Prospectus forecast)
- Pro forma net profit US$165 million (11% above Prospectus forecast)
- Net Working Capital to Revenue ratio reduced from 21% at half year to 17%
- Four acquisitions during 2007; and Britton Bros. Diamond Drilling acquired 22 February 2008
- 130 drill rigs added to the fleet during 2007, ahead of forecast
- Products division achieved price increases and further capacity expansion in second half

In announcing its first full year financial results since listing on the Australian Securities Exchange on 5 April 2007, Boart Longyear Limited today confirmed strong revenue and earnings growth in the year ended 31 December 2007.

Commenting on the results, Boart Longyear's Chief Executive Officer Paul Brunner said that "Boart Longyear's 2007 results reflect sustained growth from both our Drilling Services and Products divisions due to high demand across all major geographic regions. 2007 was a historic year for Boart Longyear in many respects, but most importantly we have delivered the strategic and operational initiatives as set out in our IPO Prospectus. We were challenged to keep up with our customers' increasing demand for our services and products, given the high level of demand in the first half of the year. We were however able to capitalise on the opportunity through the second half and have seen no interruption to those buoyant conditions which we fully expect to continue throughout 2008."

"Our Drilling Services fleet now exceeds 1,100 rigs, which has been a key factor in the double-digit growth experienced by our minerals and environmental and infrastructure businesses. Strategic acquisitions have been successfully integrated to take advantage of market conditions, particularly in Asia Pacific and South America. We have invested in education, training, safety and a modern rig fleet to mitigate the ongoing pressures of hiring and retaining drillers and helpers in Australia, Canada and the United States. However, we foresee that labour management and cost pressures will become an increasing challenge to the business so long as the demand for the Company's services continues to be high."

Mr Brunner commented that the Products Division had exceeded revenue and profit forecasts due to well executed increases in manufacturing capacity, restructuring initiatives and focused pricing tactics. He also noted that capacity additions implemented in the second half of the year would address the order backlog experienced during 2007.

Footnote: All financial results quoted are on a statutory basis unless expressly stated as being reported on a pro forma basis

FINANCIAL OVERVIEW

US$M	Statutory basis FY2006 Actual	FY2007 Actual	Year on year Growth	Pro forma basis FY2007 Actual	FY2007 Prospectus	% Above Prospectus
Revenue	1,118	1,576	41%	1,571	1,461	8%
EBITDA	**69**	**297**	**330%**	**336**	**320**	5%
EBITDA Margin	*6%*	*19%*		*21%*	*22%*	
NPAT	**(83)**	**81**	**N/A**	**165**	**149**	**11%**
EPS (cents)	(5.6)	5.4		11.1	10.0	

Note: 2006 statutory results for continuing operations are shown for comparative purposes. The full year estimates are as stated in the IPO Prospectus.

The statutory and pro forma revenue and earnings and forecasts for the full year, as stated in the Prospectus, were all exceeded.

Drilling Services and Products demand across all regions was high, resulting in strong improvement in both revenue and earnings. Total revenue for 2007 was US$1.6 billion, an increase of 41% over the prior year. Of the US$458 million year-on-year revenue increase, US$339 million was attributable to Drilling Services and US$119 million to Products.

Total EBITDA for the year was US$297 million, an increase of 330% compared to the result for 2006. On a pro forma basis the EBITDA for the year was US$336 million, 5% higher than the forecast stated in the Prospectus. However, the EBITDA margin achieved was 100 basis points below the Prospectus on both a statutory basis at 19% and pro forma basis at 21%, reflecting the additional costs borne by the businesses to support the higher than expected demand, in particular in relation to Drilling Services.

Net profit after tax for the year was US$81 million, after absorbing IPO, acquisition and restructuring costs which are not recurring. On a pro forma basis these non-recurring items are excluded from the net profit after tax of US$165 million, 11% higher than the Prospectus forecast.

On a statutory basis the effective tax rate for the year was 40%. This is the blended annual rate for 2007, which takes into account the tax weighting of the corporate structure prior to the IPO and post the IPO. In subsequent periods, the effective tax rate is expected to be approximately 32%.

Boart Longyear delivered strong net cash flows from operations for the year, of US$158 million, compared with a net outflow of US$42 million in the prior year. Significant improvements were made in working capital management, which resulted in reducing the net working capital-to-revenue ratio from 21% at mid-year to 17% on 31 December 2007.

Statutory earnings per share were 5.4 US cents and on a pro forma basis were 11.1 US cents. A final dividend of 1.5 US cents per share has been declared, representing 35 percent of net profit after tax for the second half of the year, consistent with the Company's Prospectus. The dividend will be franked to 35 percent and paid on 18 April 2008.

Footnote: All financial results quoted are on a statutory basis unless expressly stated as being reported on a pro forma basis

BOART LONGYEAR

DIVISIONAL REVIEW

Drilling Services Division

	Statutory basis			Pro forma basis		
US$M	FY2006 Actual	FY2007 Actual	Year on year Growth	FY2007 Actual	FY2007 Prospectus	% Above Prospectus
Revenue	632	971	54%	974	908	7%
EBITDA	**123**	**225**	**83%**	**255**	**251**	**2%**
EBITDA Margin	*19%*	*23%*		*26%*	*28%*	

Note: The full year estimates are as stated in the IPO Prospectus.

Drilling Services generated revenue of US$971 million, up 54% on the prior year. Of the total growth of US$339 million, US$165 million (26%) was derived organically and US$174 million (28%) was attributable to acquisitions made in 2006 and the first quarter of 2007. Strong revenue growth was achieved in each of the business segments with the Minerals & Energy businesses increasing by 50% and the Environmental & Infrastructure business achieving a 78% year on year increase. Organic growth in the Environmental & Infrastructure business accelerated in 2007 following the acquisition of Prosonic in late 2006 and the decision to roll out sonic drilling technology globally on Boart Longyear's footprint.

130 rigs were added to the fleet during 2007 of which 75 were purchased and 55 were acquired through the acquisition of drilling services businesses.

EBITDA for the year was US$225 million, up by 83% over the prior year. On a pro forma basis EBITDA was US$255 million, slightly ahead of the full year Prospectus forecast. Currency movements had a positive effect of approximately US$9 million on EBITDA.

EBITDA margin expanded 400 basis points year on year to be 23%, reflecting the higher profitability achieved from the rig fleet as the Company sought to maximise returns by allocating rigs to key customers in more favourable geographies. Pro forma EBITDA margin of 26% was 200 basis points below the Prospectus forecast reflecting the higher than expected costs associated with training and integrating new drilling crews.

Products Division

	Statutory basis			Pro forma basis		
US$M	FY2006 Actual	FY2007 Actual	Year on year Growth	FY2007 Actual	FY2007 Prospectus	% Above Prospectus
Revenue	487	605	24%	597	553	8%
EBITDA	**73**	**125**	**71%**	**138**	**121**	**14%**
EBITDA Margin	*15%*	*21%*		*23%*	*22%*	

Note: 2006 statutory results includes US$8 million of revenue and US$0.1 of EBITDA in respect of MCE Poland, a business sold in 2006. The full year estimates are as stated in the IPO Prospectus.

Products generated revenue of US$605 million, up 24% on the prior year. US$68 million of the revenue growth is attributable to volume growth, US$24 million to real price increases and US$26 million to the positive impact of currency movements.

EBITDA for the year was US$125 million, up by 71% over the prior year. On a pro forma basis EBITDA was US$138 million, 14% above the forecast stated in the Prospectus. Exchange rates had a positive effect of approximately US$5 million on EBITDA.

Footnote: All financial results quoted are on a statutory basis unless expressly stated as being reported on a pro forma basis

Much of the Products Division's success was the result of innovation and new product introductions. Three new products were launched on the market during 2007, being the Stage3 Diamond Bit, V-Wall Rod, and Quick Descent Core Barrel. Each of these innovations was aimed at enhancing the drillers productivity and as a result have been well received by the market. A growing pipeline of another 16 new products is in development and will be introduced to customers over the course of the next few years.

OUTLOOK

There is no evidence to date that credit concerns in the United States are impacting the mineral exploration drilling market. Macroeconomic conditions continue to favour mineral commodities, driven by strong economic growth in China and elsewhere in the developing world. This demand for metals is underpinning the need for drilling services and products across the mining spectrum: exploration, development, and production. The current demand for Boart Longyear's services and products will support 12 to 15% annual revenue growth in 2008. Beyond 2008 the outlook is robust.

The Company remains focused on its strategy of expansion in the minerals exploration, environmental and infrastructure and energy sectors across the globe. The Drilling Services division plans to continue its investment programme in rigs and people to take advantage of profitable growth opportunities. It is anticipated that approximately 80 rigs will be added to the fleet during 2008, excluding rigs that may be acquired through the acquisition of drilling services businesses. Capital expenditure in 2008 is estimated to be in the range of US$130 million to US$150 million, the majority of which will be in relation to the purchase of new rigs.
The Products division will utilise the capacity additions implemented in 2007 whilst supplementing its product offering through the delivery to market of an increasing pipeline of new innovative products. Boart Longyear's unique difference is as an integrated drilling services and product provider. It is this difference that will allow the Company to continue to leverage its strength in providing exceptional service and highly productive products to customers worldwide.

Acquisitions will remain key to Boart Longyear's strategy of consolidating its position as the leader in the mineral drilling market, and expanding its environmental and infrastructure business in Europe and Asia Pacific. The Company is currently assessing a number of drilling services and manufacturing targets and, with its sound balance sheet and committed debt facilities position, is well placed to take advantage of attractive acquisition opportunities.

Investor enquiries:
Alison Henriksen, VP Investor Relations
Boart Longyear Limited
+61 2 9293 2599
ir@boartlongyear.com

Media enquiries:
Ian Brown
Channel Financial Communication
+61 2 9221 0008
ibrown@channel.net.au

Footnote: All financial results quoted are on a statutory basis unless expressly stated as being reported on a pro forma basis

BOART LONGYEAR

Boart Longyear Limited ABN 49 123 052 728

Corporate Office Australia

Level 56 MLC Building,
19-29 Martin Place, Sydney
New South Wales 2000, Australia
Tel: +61 2 9293 2836 • Fax: +61 2 9293 2907
E-mail: dglasgow@boartlongyear.com
www.boartlongyear.com

3 March 2008

Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Replacement Appendix 4E and Full Year Financials – Non-material Changes

Enclosed is the Replacement Appendix 4E – Full Year Financial Results.

The only changes made were non material and they were to the tables on pages 62, 63 and 88.

Yours sincerely

Duncan Glasgow
Company Secretary

BOART LONGYEAR LIMITED

ABN 49 123 052 728

APPENDIX 4E
PRELIMINARY FINAL REPORT
31 DECEMBER 2007

APPENDIX 4E - PRELIMINARY FINAL REPORT
BOART LONGYEAR LIMITED AND ITS CONTROLLED ENTITIES
(ABN 49 123 052 728)
YEAR ENDED 31 DECEMBER 2007

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Current reporting period: year ended 31 December 2007
Previous reporting period: year ended 31 December 2006

	2007 US$'000	2006 US$'000	Change %
Revenue from ordinary activities	1,575,737	1,118,476	+41%
Profit from ordinary activities after tax attributable to members	81,115	(82,648)	N/A
Net profit for the period attributable to members	81,115	(88,971)	N/A
Highlights of Results: Refer to Media Release			
	2007	**2006**	
Interim Dividend per share (US¢)	N/A	N/A	N/A
Final Dividend per share (35% franked) (US¢)	1.5	N/A	N/A
Record date for final dividend	20 March 2008		

	2007 US$'000	2007 Prospectus US$'000	
Pro-forma earnings before interest and taxation ("EBITDA")	336,200	320,000	+5%

ADDITIONAL DIVIDEND INFORMATION

Date the dividend is payable	18 April 2008
Record date to determine entitlements to the dividend	20 March 2008
If it is a final dividend, has it been declared?	Yes

Amount per security

		Amount per security	35% franked amount per security
Final dividend:	Current year (US¢)	1.5	0.16
	Previous year (US¢)	N/A	N/A
Interim dividend:	Current year (US¢)	N/A	N/A
	Previous year (US¢)	N/A	N/A

Total dividend per security (interim plus final)

	2007	2006
Ordinary securities (US¢)	1.5	N/A

APPENDIX 4E - PRELIMINARY FINAL REPORT
BOART LONGYEAR LIMITED AND ITS CONTROLLED ENTITIES
(ABN 49 123 052 728)
YEAR ENDED 31 DECEMBER 2007

Final dividend on all securities

	2007	2006
Ordinary securities (US¢)	1.5	N/A
Total	1.5	N/A

Dividend plan

On 29 February 2008, the Directors determined to pay a dividend of 1.5 US cents on each of the issued ordinary shares of the Company. The dividend will be payable on 18 April 2008 to shareholders of record on 20 March 2008. This dividend equates to 35% of consolidated net profit after tax for the six months ended 31 December 2007. The dividend will be 35% franked.

NET TANGIBLE ASSET BACKING	2007	2006
Net tangible asset backing per ordinary security (US¢)	(1.1)	(62.2)

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

- KWL Drillrig Engineering Pty Limited
- Grimwood Davies Pty Limited
- Connors S.A. ("Connors Chile")
- Connors Argentina S.A. ("Connors Argentina")
- Patagonia Drilling

The net profit contributed by these acquisitions in the period between the dates of acquisition and the reporting date was approximately $9,414,000.

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

N/A

SEGMENT INFORMATION

Please refer to the Annual Financial Report for the year ended 31 December 2007.

COMPLIANCE STATEMENT

Except for pro-forma EBITDA, the above information has been prepared based on accounts that have been audited.

Signed: [signature]

Date: 29 February 2008

BOART LONGYEAR LIMITED
A.B.N. 49 123 052 728

ANNUAL FINANCIAL REPORT

YEAR ENDED 31 DECEMBER 2007

CONTENTS

DIRECTORS' REPORT

The directors present their report together with the financial report of Boart Longyear Limited ("Boart Longyear" or the "Company") and its controlled entities (collectively the "Group" or the "Consolidated Entity") for the financial year ended 31 December 2007 ("financial year") and the Independent Auditor's Report thereon.

Financial results and information contained herein are presented in United States ("US") dollars unless otherwise noted.

DIRECTORS

The directors of the Company in office during the financial year and until the date of this report are set out below.

Graham Bradley

Mr. Bradley was appointed a director of the Company on 21 February 2007 and is currently Chairman of the Company. He is also Chairman of Stockland Corporation Limited (appointed February 2004) and Po Valley Energy Limited (appointed September 2004) and a director of Singapore Telecommunications Limited (appointed March 2004). He chairs Film Finance Corporation Australia Limited and is also chairman of the unlisted local subsidiaries of HSBC plc and Anglo American plc. In addition, Mr. Bradley is a director of a number of non-profit philanthropic organisations.

From 1995 to 2003, Mr. Bradley was the Chief Executive Officer of the listed investment management group Perpetual Trustees Australia Limited. He also spent four years as the Chief Executive Officer of the law firm Blake Dawson. Previously, he spent 12 years at McKinsey & Company, an international firm of management consultants.

Mr. Bradley resigned as Chairman of Proteome Systems Limited on 29 November 2007 (appointed May 2004).

Mr. Bradley received a BA and LLB (Hons 1) from Sydney University and an LLM from Harvard Law School.

He is a member of the Remuneration and Nomination Committee.

Bruce Brook

Mr. Brook was appointed a director of the Company on 21 February 2007. Mr. Brook is currently a director and Chairman of the Audit Committee of Lihir Gold Limited (appointed December 2005) and Snowy Hydro Limited (appointed May 2006).

Mr. Brook was the Chief Financial Officer of WMC Resources Limited from 2002 to 2005 and has approximately 30 years' experience in various roles, including Deputy Chief Financial Officer of ANZ Banking Group Limited, Group Chief Accountant of Pacific Dunlop Limited, General Manager, Group Accounting at CRA Limited and General Manager, Accounting and Services at Pasminco Limited.

Mr. Brook resigned as a director of Consolidated Minerals Limited on 20 February 2008 (appointed December 2005).

Mr. Brook gained his B.Comm and B.Accounting at the University of Witwatersrand and is a fellow of the Institute of Chartered Accountants in Australia.

He is Chairman of the Audit Compliance & Risk Committee and a member of the Environment Health & Safety Committee.

Geoff Handley

Mr. Handley was appointed a director of the Company on 21 February 2007. Mr Handley currently is a director of Endeavour Silver Corporation, Eldorado Gold Corporation (listed on both the Toronto and American Stock Exchanges), Pan Australian Resources Limited (appointed September 2006) and the unlisted Oryx Mining and Exploration Limited.

Mr. Handley has over 30 years of technical and financial experience in the mining industry, having worked most recently as Executive Vice President, Strategic Development with Placer Dome, Inc., where he was responsible for global exploration, acquisitions, research and development and strategic planning.

Mr. Handley received a BSc (Hons) (Geology and Chemistry) from James Cook University of North Queensland.

He is Chairman of the Environment Health and Safety Committee and a member of the Audit Compliance and Risk Committee.

David McLemore

Mr. McLemore was appointed a director of the Company on 21 February 2007. Mr. McLemore has 35 years of industrial experience and broad operational experience. He has been involved with Advent International for nine years on investments including Advent International's acquisition of the Boart Longyear Group from Anglo American in 2005.

Mr. McLemore acted as Chairman and then Deputy Chairman of the Boart Longyear Group during Advent International and Bain Capital's ownership and remained as Vice Chairman upon introduction in October 2006 of the Macquarie Bank-led consortium of investors. Mr. McLemore also served as a General Manager for General Electric from 1985 to 1997.

Mr. McLemore received his BSc from Oklahoma State University.

He is a member of the Environmental Health and Safety and the Remuneration and Nomination Committees.

Peter St George

Mr. St George was appointed a director of the Company on 21 February 2007. Mr. St. George currently is a director of First Quantum Minerals Limited (listed on the Toronto Stock Exchange), a director of Spark Infrastructure Group (appointed November 2005), Powercor Australia Limited and Citipower Pty Limited as well as Chairman of accounting and financial services firm, Walter Turnbull.

Mr. St. George also was a director of SFE Corporation Limited from 2000 until its merger with ASX Limited in July 2006 and served as Chief Executive/Co-Chief Executive of Salomon Smith Barney Australia/NatWest Markets Australia from 1995 to 2001. In addition, Mr. St. George has more than 20 years' experience in senior corporate advisory roles within NatWest Markets and Hill Samuel & Co in London.

Mr. St. George qualified as a Chartered Accountant in South Africa and received an MBA from the University of Cape Town.

He is Chairman of the Remuneration and Nomination Committee and a member of the Audit Compliance and Risk Committee.

Paul Brunner

Mr. Brunner was appointed a director of the Company on 28 February 2007. He joined the Company's Canadian operation in 1987 and was appointed Chief Executive Officer of Boart Longyear in 2004, having held the title of Managing Director from 2000. He was the Company's Regional Director for the South American region for six years and also held senior management positions in Canada for six years. Mr. Brunner holds a BSc in Mining Engineering from Colorado School of Mines and an MBA from Harvard Business School.

Others who held office as directors during the financial year were:

- Neil Upfold — Appointed 2 January 2007; resigned 21 February 2007
- Robin Bishop — Appointed 2 January 2007; resigned 21 February 2007
- Nicholas Atkins — Appointed 2 January 2007; resigned 21 February 2007

DIRECTORS' MEETINGS

The following table sets out for each director the number of directors' meetings (including meetings of committees of directors) held during the financial year while he was a director or committee member and the number of meetings each director attended. The table does not reflect the directors' attendance at committee meetings in an "ex-officio" capacity.

Directors	Board of Directors		Nomination & Remuneration Committee		Audit, Compliance & Risk Committee		Environment Health & Safety Committee	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
Graham Bradley	6	6	5	5	-	-	-	-
Bruce Brook	6	6	-	-	4	4	3	3
Paul Brunner	5	5	-	-	-	-	-	-
Geoff Handley	6	6	-	-	4	4	3	3
David McLemore	6	6	5	5			3	3
Peter St. George	6	6	5	5	4	4	-	-
Neil Upfold [1]	1	1	-	-	-	-	-	-
Robin Bishop [1]	1	1	-	-	-	-	-	-
Nick Atkins [1]	1	1	-	-	-	-	-	-

(1) Each of these directors resigned on 21 February 2007, prior to the listing.

COMPANY SECRETARIES

Fabrizio Rasetti was appointed Company Secretary on 26 February 2007. Prior to joining Boart Longyear he was the Segment General Counsel and Vice-President for Business Development for SPX Corporation, a corporation listed on the New York Stock Exchange, and served in various management roles during his nine-year tenure there. Prior to SPX Corporation, he worked in the private law firms of Howrey & Simon and Towey & Associates in Washington, DC. Mr. Rasetti received his BSc in Foreign Service and JD from Georgetown University.

Duncan W.S. Glasgow was appointed Company Secretary on 18 July 2007. He has extensive public listed company secretarial experience gained with companies in the manufacturing, distribution, contracting and financial services industries. Mr. Glasgow received his BA LLB from Macquarie University, completed Graduate Diploma in Corporate Management with CICSA and the 2 + 1 Course at Mt. Eliza and is a Fellow of Chartered Institute of Secretaries.

Alison Henriksen was Company Secretary from 28 February 2007 until 18 July 2007.

PRINCIPAL ACTIVITIES

The Company is an integrated provider of drilling services and drilling products for customers in the mining and minerals, environmental and infrastructure, and energy industries. The Group conducts these activities through two operating divisions, known as the Global Drilling Services and Global Products divisions.

The Global Drilling Services division operates in over 35 countries. It provides services to a diverse customer base and offers a broad range of drilling technologies, including diamond core drilling, rotary drilling and sonic drilling, to suit its customers' requirements.

The Global Products division manufactures and sells capital equipment and consumables to customers in the drilling services industry globally. These products include rigs, coring tools and percussive tools. In addition, the Group supplies stone-cutting tools and equipment and mining capital equipment.

Financial performance

Total revenue for the period was $1,576 million, an increase of 41% over the prior period. Of the $458 million period-on-period increase in revenue, $339 million was attributable to the Global Drilling Services division and $119 million to the Products division.

The Global Drilling Services division generated revenue of $971 million, up 54% on the same period last year. $165 million of this revenue growth is attributable to organic growth during the period and $174 million is attributable to the acquisitions made in 2006 and the first quarter of 2007.

Products generated revenue from ongoing operations of $605 million, up 24% on the prior year. $68 million of the revenue growth is attributable to volume growth, $24 million to real price increases and $26 million to the positive impact of currency movements.

Net profit after tax for the year was $81 million and includes the impact of finance costs relating to the higher debt levels in place prior to the listing of the Company, including the amortisation of financing fees of $27 million, largely related to pre-listing debt.

The effective tax rate of 40.4% is the blended annual rate for 2007, which takes into account the tax weighting of the corporate structure prior to the listing and after the listing.

Earnings per share in 2007 were 5.4 cents on a basic and diluted basis, compared to a loss per share of 5.6 cents for the same period in 2006.

DIVIDENDS

Consistent with disclosures made in the Company's prospectus, the directors of the Company did not declare a dividend during the financial year. On 29 February 2008, the directors of the Company declared a dividend of US 1.5 cents on each of the issued ordinary shares of the Company. The dividend will be payable on 18 April 2008 to shareholders of record on 20 March 2008. This dividend equates to 35% of consolidated net profit after tax for the half-year ended 31 December 2007. The dividend will be 35% franked.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Acquisition of Resources Services Holdco, Inc. by Boart Longyear Limited

Effective 12 April 2007, Boart Longyear Limited, through its wholly owned subsidiary, Boart Longyear Investments Pty Limited, acquired 100% of the equity in Resources Services Holdco, Inc. ("RSHI"), the then legal parent entity of the Boart Longyear Group, for $1,361,000,000 through the issuance of Convertible Redeemable Notes and Exchangeable Notes. Pursuant to its listing on the Australian Securities Exchange, Boart Longyear Limited issued 1,269,158,552 ordinary shares for $1,923,000,000. An additional 216,091,448 ordinary shares were issued to redeem the Exchangeable Notes. The proceeds from the listing were used to reduce debt, redeem the Convertible Redeemable Notes of RSHI and pay the costs of the listing. Between October and December 2007, an additional 17,595,513 ordinary shares were issued to management shareholders of RSHI to repurchase RSHI shares surrendered.

In accordance with AASB 3 'Business Combinations' the acquisition of RSHI by Boart Longyear Limited was accounted for as a reverse acquisition and the consolidated financial statements have therefore been prepared as a continuation of the consolidated financial statements of RSHI. Accordingly, RSHI is considered to be the 'acquirer' for accounting purposes and as a result:

- the retained earnings and issued equity instruments recognised in the consolidated financial statements are the continuation of the retained earnings and issued equity instruments of RSHI;
- the assets and liabilities recognised and measured in the consolidated financial statements are at the carrying amounts of RSHI rather than at their fair values;
- the amount recognised as other equity balances in the consolidated financial statements were determined by adding the notional cost of the combination to the other equity balances of RSHI prior to the combination;
- the comparative information presented in the consolidated financial statements is that of RSHI; and
- the retained earnings of RSHI prior to the combination are not available for the payment of dividends to the shareholders of Boart Longyear Limited.

Acquisition of Other Entities and Operations

During the financial year, the Group completed acquisitions of KWL Drillrig Engineering Pty Ltd and Grimwood Davies Pty Ltd, both of which are located in Australia. In addition, the Group completed two acquisitions in South America by acquiring the Connors Drilling businesses in Chile and Argentina and the Patagonia Drill Mining Services businesses in Argentina, Chile, Uruguay and Paraguay.

Subsequent acquisitions

On 22 February 2008, the Group completed the acquisition of Britton Brothers Diamond Drilling, which has operations in western Canada and Mexico.

Divestiture of Operations

The Group divested its Australia-based mining capital equipment business during the financial year. The divested business produces underground utility vehicles for use in the coal mining industry. In addition, the Group entered into a contract on 21 December 2007 to sell its South Africa-based mining capital equipment business, which sells hydraulic rockdrills, hard rock underground drilling rigs, load-haul dumpers and associated utility vehicles for underground hard rock mining. Completion of the sale is pending approval of South African competition authorities, which the directors expect will be received in March 2008.

Other than the Company's admission to the Australian Securities Exchange and the acquisitions and divestitures listed above, in the opinion of the directors, there were no other significant changes in the state of affairs of the Group during the financial year.

EVENTS SUBSEQUENT TO REPORTING DATE

Other than the matters discussed above, in the opinion of the directors, there has not arisen in the interval between the end of the financial year and the date of the report any matter or circumstance that has significantly affected, or may significantly affect, the Group's operations, results or state of affairs in future financial years.

FUTURE DEVELOPMENTS

The Group intends to continue its principal activities related to the provision of contract drilling services and drilling products and continues to focus on identifying accretive opportunities to consolidate its market position and broaden its offerings. Further, the Group will continue to pursue operating improvements and new product development.

Further information about the likely developments in the operations of the Group in future years, the expected results of those operations, the strategies of the Group and its prospects for future financial years has been omitted from this report because disclosure of the information is likely to result in unreasonable prejudice to the Group.

CORPORATE GOVERNANCE STATEMENT

The Board believes that high standards of corporate governance are an essential prerequisite for creating sustainable value for shareholders. This statement summarises the main corporate governance policies and practices in place at the Company and the Group. Unless otherwise noted, these are consistent with the ASX Corporate Governance Council's Principles and Recommendations (the "ASX Guidelines").

The Company's most significant governance policies, including Board and committee charters, may be found on the Company's website at www.boartlongyear.com.

Role Of The Board

The Board charter sets out the powers and responsibilities of the Board. These include:

- providing strategic direction for, and approving, the Company's business plans and objectives;
- monitoring the operational and financial position and performance of the Company;
- establishing a risk management framework for the Company and ensuring that management takes reasonable steps to implement appropriate controls and otherwise mitigate risks;
- requiring that financial and other reporting mechanisms are put in place to provide adequate, accurate and timely information being provided to the Board and shareholders regarding all material developments;
- appointing and evaluating the performance of the Managing Director, approving other key executive appointments and planning for executive succession;
- reviewing and approving remuneration for senior executives;
- approving the Company's annual operating budget and business plans and monitoring the management of the Company's capital, including any material capital expenditures, acquisitions or divestitures;
- monitoring procedures to ensure compliance with legal and regulatory requirements and accounting standards; and
- determining the level of authority delegated to the Managing Director and Company management.

The Board has delegated to the Managing Director and to the Company's Executive Management Committee ("EXCO") responsibility for managing the business of the Company in compliance with Board policies and ethical values. The policy sets clear thresholds for management authority and ensures accountability to the Board for the approval of specific matters, including remuneration of senior executives, changes to the Company's share capitalisation, declaring dividends, the Company's annual operating budget, material acquisitions and divestitures and changes to corporate strategy. Delegations are regularly reviewed by the Board and may be changed by the Board at any time

Composition Of The Board

At the date of this report, the Company has one executive director and five non-executive directors. There has been no change to the composition of the Board since the Company was listed on the ASX.

Boart Longyear recognises that the ability of its Board to fulfill its role properly requires that the directors collectively have an appropriate range of skills, experience and expertise, including some with relevant experience in accounting and financial reporting. Moreover, the Board's effectiveness, objectivity and ability to hold management accountable for its performance require a majority of the Board to be independent directors.

In assessing the independence of non-executive directors, the Board has considered the criteria detailed in the Board charter, including, whether a director:

- is a substantial shareholder of the Company, or otherwise is associated directly or indirectly with a substantial shareholder;
- has been employed in an executive capacity by the Company or Group within the last three years and did not become a director within three years of being so employed;
- has been a principal of a material professional adviser or a material consultant to the Company or Group within the last three years;
- is a partner in, or material shareholder or officer of, a material supplier or customer of the Company or Group;
- has a material contractual relationship with the Company or Group other than as a director;
- has served on the Board for a period that could reasonably be perceived to interfere with the director's responsibility to act in the best interests of the Company; and
- has received more than A$100,000 from the Company or Group during the past year other than as compensation for the director fulfilling his duties as a director.

The charter also defines materiality as being an amount in excess of 5% of Boart Longyear's or the advisor's, supplier's or customer's revenues or expenses, as the case may be.

As it is currently composed, the Board meets the requirements of the charter and the recommendations of the ASX Guidelines as a majority of the directors are non-executive directors and a majority of the non-executive directors, including the Chairman, meet the independence criteria listed above. The Board determined prior to the listing that one non-executive director, David McLemore, was not an independent director at the time because of his shareholding in Resources Services Holdco, Inc. and his interest in the outcome of the listing.

Board Processes

The Board meets at least six times a year and convenes additional meetings as required. The agenda for Board meetings is prepared by the Company Secretary in conjunction with the Chairman and the Managing Director and, along with supporting papers, is distributed to directors prior to each meeting. Certain senior executives participate in each meeting. The directors have access to other Company employees in Board meetings, during visits to operations and in other settings.

Board Committees

The Board also has three permanent committees to assist it in discharging its responsibilities. These are the:

- Audit, Compliance and Risk Committee;
- Remuneration and Nomination Committee; and
- Environment, Health and Safety Committee.

These committees have written charters that are reviewed at least annually. All non-executive directors may attend any committee meeting. The minutes of committee meetings are circulated to all directors at the next Board meeting. The committees have access to management and external resources as the committee members desire.

Audit, Compliance and Risk Committee

The Audit, Compliance and Risk Committee assists the Board to fulfill its governance and disclosure responsibilities in relation to the quality and integrity of the Company's financial reports, internal controls, risk management framework and external audits. The committee also monitors compliance with laws and regulations.

In conformity with its charter, the committee is comprised of three non-executive directors, all of whom are independent directors and at least one of whom has relevant accounting qualifications or experience. The members of the committee during and since the financial year are:

- Bruce Brook – Chairman
- Peter St. George
- Geoff Handley

The committee meets at least four times a year. Meetings are normally attended by the Managing Director, Chief Financial Officer, Director of Internal Audit and General Counsel as well as the Company's external auditor. The agenda for each meeting allows for a private meeting with the external auditor in the absence of management. The committee members have a good understanding of financial reporting, and the committee has the power to conduct or authorise investigations into, or consult with independent advisors about, any matter within the committee's scope of responsibility.

The committee also makes recommendations to the Board regarding the appointment, performance and independence of the external auditor. Accordingly, the committee is consulted on, and must approve, all non-audit services performed by the auditor. The external auditor also provides a declaration of independence each reporting period.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee supports the Board by overseeing matters related to executive and director remuneration and the composition and performance of Board. The committee's responsibilities include:

- reviewing remuneration plans, including annual bonus plans and equity-based incentive plans;
- developing performance objectives for the Managing Director and his direct reports and reviewing performance against those objectives;
- overseeing policies for recruitment, retention and succession planning for directors and key executive positions;
- reviewing the composition of the Board and monitoring the performance of the Board and the directors;

The following non-executive directors were members of the Remuneration and Nomination Committee during and since the financial year:

- Peter St. George – Chairman
- Graham Bradley
- David McLemore

The committee meets at least four times per year. It has authority to commission independent advice from specialist advisors and has done so during the past year.

Environment, Health and Safety Committee

Boart Longyear places a high priority on safety, management of operational risks and compliance with environmental laws and regulations. The Environment, Health and Safety Committee assists the Board in the effective discharge of its responsibilities in relation to these matters and has authority to investigate any matter within the scope of the committee's charter.

The responsibilities of the committee include understanding the operational risks involved in the Company's activities and ensuring that the Company has effective systems and processes for monitoring and mitigating such risks. In addition, the committee reviews and assesses the Company's policies and practices to ensure compliance with environmental and operational regulatory requirements, including through internal and external audits. Finally, the committee reviews the results of investigations of any major health, safety or environmental incidents occurring in the Company's operations.

The committee consists of the following three non-executive directors:

- Geoff Handley – Chairman
- Bruce Brook
- David McLemore

Several members of senior management, including the Vice-President for Environment, Health and Safety, Chief Operating Officer, Managing Director and General Counsel, attend the committee's meetings.

Board And Director Performance

The Board has a formal annual assessment process that includes performance assessments of the Board committees and individual directors. As part of the assessment process, each director completes a questionnaire on the operation of the Board and its committees and the performance and contributions of the directors. The results of the questionnaires are compiled by the Chairman and discussed with each director individually. The Chairman also holds a further discussion about the Board's effectiveness with the Board as a whole. This Board effectiveness evaluation took place this year in the period between December 2007 and February 2008.

New directors will undergo an induction process to inform them of the nature of the Company's business, strategies, risks and issues, and expectations about director performance. All directors also have the opportunity to visit Company operations and meet with management to gain a better understanding of the business, and the Board has scheduled several Board meetings in 2008 at Company operating locations for this purpose.

The terms of a non-executive director's appointment are set out in a letter to the director from the Company. The letter details the director's obligations, including to:

- act in the best interests of the Company at all times;
- submit to re-election from time-to-time as required by the Company's constitution;
- notify the Chairman of any change in circumstances that might prevent the director from being regarded as independent;
- comply with the Company's constitution, governance policies and all applicable legal requirements, including the Company's Securities Trading Policy;
- devote sufficient time to prepare for and attend Board meetings and otherwise to discharge the director's duties;
- keep confidential, and not use for the benefit of any person or party other than the Company, any confidential information of the Company or Group; and
- disclose any directorships, business interests or circumstances that might represent conflicts of interests or reasonably be perceived to interfere with the exercise of the director's independent judgment, or have an adverse impact on the Company's reputation or public profile.

The appointment letter also confers certain benefits and rights upon the director, including indemnities and insurance coverage for liabilities arising out of the discharge of the director's duties and unfettered access to papers, information and employees of the Company. In addition, directors may, with the approval of the Chairman, consult with professional advisors.

Executive Performance

The Company employs a structured performance evaluation process to ensure that senior executives are motivated to deliver shareholder value and are accountable to the Board at all times. The process commences early each financial year when the Board establishes and approves individual performance objectives for the Managing Director, each of his direct reports or other key personnel. As detailed more fully in the Remuneration Report, individual objectives are linked to the potential incentive the executive may receive under the Company's annual bonus plan, and, in the case of the Managing Director and his direct reports, account for 40% to 60 % of the total annual bonus for which they are eligible. At the beginning of the subsequent year, each such executive receives a Board-approved written performance appraisal measuring the executive's performance against the prior year's goals and detailing the bonus amounts the executive will receive and forfeit. The appraisal also sets the executive's goals for the coming year and identifies any development needs. The Company's executive performance assessment process for 2007 commenced in January 2008 and is scheduled to be completed in early March 2008.

Risk Management

The Board recognises that risk management and internal controls are fundamental to good corporate governance, and the Board and senior management accept their responsibility to identify and manage risk on an ongoing basis. The Company's risk management framework consists of a number of controls, including:

- documented systems, procedures, authorities and delegations for the orderly management of the Company;
- policies and ethical standards, and ensuring that employees understand such obligations;
- risk-based internal audits to test the Company's controls and assist management with the enforcement of Company policies; and
- certifications from management and process owners throughout the Company regarding the design and operation of risk management systems, internal controls and compliance.

The Board is assisted and advised in its oversight of the Company's risk management system by two of its committees: the Environment, Health and Safety Committee with respect to certain operational risks and the Audit, Compliance and Risk Committee with respect to financial, compliance and other risks. Those committees review the annual audit plan of the Company's internal audit function and Environment, Health and Safety group, and, along with senior management, consider the findings of those audits.

The Company currently is enhancing its risk management processes to implement a more formal and comprehensive risk management system based on a written risk management policy and the findings of its internal and external auditors. The enhanced system will be based on regular risk identification and management reviews conducted by the Company's regional operating management and functional organisations.

Integrity Of Financial Reporting

In accordance with the ASX Guidelines, the Managing Director and Acting Chief Financial Officer have certified the following (among other detailed certifications) to the Board in writing:

1) in their opinion, after having made appropriate enquiries:

   (i) the financial statements of the Company and Consolidated Entity for the financial year comply with Accounting Standards and have been properly maintained in accordance with section 286 of the Corporations Act 2001; and

   (ii) the financial reports of the Company and Consolidated Entity, and notes thereto, present a true and fair view, in all material respects, of the financial position and performance of the Company and of the Consolidated Entity in accordance with section 297 of the Corporations Act 2001.

2) to the best of their knowledge and belief after having made appropriate enquiries:

   (i) the statements made in (1) above regarding the integrity of the financial statements are founded on a system of risk management and internal compliance which, in all material respects, implements the policies adopted by the Board of Directors through delegation to senior executives;

   (ii) the risk management and internal compliance system, to the extent it relates to financial reporting, is operating effectively in all material respects based on the risk management model adopted by the Company;

   (iii) nothing has come to management's attention since 31 December 2007 that would indicate any material change to the statements made in 2(i) and 2(ii) above, and

   (iv) material associates and joint ventures, which the Company does not control, are not dealt with for the purposes of this statement.

These statements are supported by certifications made to the Managing Director and Acting Chief Financial Officer by the financial managers of each of the Company's divisions and regions and by other managers globally. They provide a reasonable but not absolute level of assurance and do not imply a guarantee against adverse events or more volatile outcomes arising in the future. A number of internal control deficiencies relating to financial reporting have been identified during the financial year, and in such cases, where deemed appropriate, additional tests of procedures or tests of resulting account balances included in the financial statements have confirmed that there has been no material impact on the financial reports. Management also has reported to the Board as to the effectiveness of the Company's management of material business risks.

Code Of Conduct And Ethical Standards

Boart Longyear's directors, management and employees are required to act with integrity at all times and maintain high ethical standards. The Company has a Code of Business Conduct that covers a broad range of matters, including:

- conflicts of interest and the preservation and proper use of Company assets;
- protection of confidential and commercially sensitive information;
- competition law and fair dealing;
- employment matters;
- environmental, health and safety considerations;
- improper payments, bribery and money laundering, including transactions with government officials;
- corporate gifts and entertainment;
- fraud detection; and
- financial reporting and record-keeping.

The Code of Business Conduct also makes clear that all Boart Longyear employees and managers are required to report any potential legal non-compliance or ethical violation and provides several channels for such referrals, including the Group's anonymous "whistleblower hotline", which is administered by an independent third-party provider.

Employee And Director Trading In Company Securities

Boart Longyear has adopted a Securities Trading Policy for its directors and employees. The policy prohibits trading in the Company's stock at any time if a person is in possession of material, non-public information. In addition, it prohibits short-term trading and dealing in derivative securities and establishes "black-out" periods from July 1 and January 1 of each year until such time as the Company's half-year and full-year results are made public. The Company's policies further prohibit any director or employee from entering into transactions that limit the economic risk of participating in unvested entitlements under the Company's equity-based remuneration schemes.

When trades would otherwise be allowed under the policy, non-executive directors and the Managing Director may only trade in the Company's securities with the consent of the Chairman, and executive officers and other designated employees must obtain the consent of the Company's General Counsel prior to any trade. The Chairman must obtain the consent of the Chairman of the Audit, Risk and Compliance Committee to trade in the Company's securities.

Environmental Performance

Boart Longyear is committed to achieving a high standard of environmental performance. The Company's operations are subject to various environmental laws and regulations in the many jurisdictions in which it operates, including regulations under both Commonwealth and state legislation in Australia. The Board, with the assistance of the Environment, Health and Safety Committee, monitors environmental performance against relevant legislation and Company objectives and monitors remedial action when required.

Continuous Disclosure

The Board aims to ensure that all of its shareholders and the market in general are kept fully and promptly informed of all major developments and changes that are likely to affect materially its operations, financial results and business prospects. The Company's External Communications Policy specifies how the Company will meet its continuous disclosure obligations under ASX Listing Rule 3.1 and sets out procedures for Company employees to report potentially price-sensitive information to management and the Board. The policy seeks to ensure that employees will not make selective disclosures of price-sensitive information. Management has established a committee chaired by the Company Secretary that meets at least monthly to review matters that may potentially require disclosure, and the minutes of the Committee meetings are provided to the Board in the papers submitted for each Board meeting.

The Company produces financial statements for its shareholders and other interested parties twice per year. Shareholders have the right to attend the Annual General Meeting in April and are provided with an explanatory memorandum on the resolutions proposed through the Notice of Meeting. The Company also employs a Vice President of Investor Relations to manage and assure prompt and relevant communications with shareholders and the market generally, and the Company posts material information for its shareholders, such as ASX announcements and financial results, on its website.

Donations

Boart Longyear contributes to the communities in which it works with donations, sponsorship and practical support. The Company does not make political donations.

DIRECTORS' SHAREHOLDINGS

The following table sets out each director's relevant interest in shares, debentures, and rights or options in shares or debentures of the Company or a related body corporate as at the date of this report.

Directors	Fully paid ordinary shares	Restricted shares	Total
Graham Bradley	1,891,891	491,891	2,383,782
Bruce Brook	108,108	45,945	154,053
Paul Brunner	16,869,839	-	16,869,839
Geoff Handley	54,054	32,432	86,486
David McLemore	808,609	-	808,609
Peter St. George	216,216	72,972	289,188

The directors' restricted shares as listed in the table above, although fully paid ordinary shares, are subject to a vesting condition of three years' service by the directors.

GRANTS OF SHARES, RIGHTS OVER SHARES AND OPTIONS GRANTED TO DIRECTORS AND EXECUTIVES

The shares or rights over shares of the Company that have been granted to directors or executives of the Group are included in the Remuneration Report. There were no options over unissued shares of the Company during the financial year, and none have been granted since 21 December 2007. In addition, no shares or interests have been issued during or since the end of the financial year as a result of exercise of an option.

DIRECTORS' AND OFFICERS' INTERESTS IN CONTRACTS

No contracts involving directors' or officers' interests existed during, or were entered into since the end of, the financial year other than the transactions detailed in Note 35 to the financial statements.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the financial year.

ENVIRONMENTAL REGULATIONS

The Company is committed to conducting its business activities with respect for the environment and to exceeding environmental laws and standards in all jurisdictions in which the Group operates. The directors are not aware of any breach of environmental regulations during the financial year and to the date of this report under any applicable law of the Commonwealth or of a State or Territory.

REMUNERATION REPORT

This is the Company's first Remuneration Report. Prior to the Company's ASX listing in April 2007, the management executives appearing in this report were employed by Resources Services Holdco, Inc. ("RSHI"), an unlisted Delaware-registered United States corporation, or other US-registered subsidiaries of RSHI, including Longyear Holdings, Inc. ("LHI"). RSHI was acquired by the Company prior to the Company's listing and was not previously required to produce a remuneration report. As outlined in further detail in the financial report, the financial statements of the Company are presented as a continuation of the financial statements of RSHI, and, accordingly, the prior year comparatives in this Remuneration Report are those of the directors and executives of RSHI.

The information provided in this Remuneration Report is that required under Section 300A of the Corporations Act and Accounting Standard AASB 124 *Related Party Disclosures*. Certain disclosures required by AASB 124 that have been transferred from the financial statements to the Remuneration Report (as permitted by Regulation 2M.6.0.4 of the Corporations Regulations 2001) have been audited. Unaudited sections in the Remuneration Report have therefore been labeled.

This Report sets out the remuneration arrangements for the Key Management Personnel (KMP), who are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise). The KMP include the top five highest-paid executives. The remuneration policy and programmes detailed in this report also apply to senior Company management not included as KMP.

Remuneration Policies and Practices

The Board has ultimate responsibility for remuneration issues, including policies and procedures to ensure that the Company remunerates fairly and responsibly. The Remuneration and Nomination Committee ("Remuneration Committee") has been established to assist the Board with remuneration issues and is responsible for ensuring that the Company compensates appropriately and consistently with market practices. It also seeks to ensure that the Company's remuneration programmes and policies will attract and retain high-calibre directors, executives and employees in all its locations and will motivate them to maximise the Company's long-term business, create value for shareholders and support the Company's goals and values. The role and responsibilities of the Remuneration Committee are set out in its charter. The Managing Director and the Senior Vice-President for Human Resources attend meetings of the committee, as appropriate, to provide information necessary for the committee to discharge its duties. In addition, the committee also has access to external consultants as it sees fit to provide advice, market data and other information required. During the financial year the committee sought independent advice from Mercer LLC, KPMG and Blake Dawson.

Overall, the structure, quantum and mix of components of the Company's remuneration program, detailed below, are designed to meet the specific needs of the business and be consistent with good market practice. The Company will regularly review all elements of its remuneration framework to ensure that they remain appropriate to the business strategy and are competitive and consistent with contemporary market practice.

Non-Executive Director Remuneration

Non-executive directors are remunerated by fixed base fees with additional amounts paid for serving on board committees. Non-executive director fees are determined within an aggregate directors' fee pool limit that periodically will be approved by shareholders in general meeting. The current approved limit is A$2.0 million. Fees are set to reflect the responsibility and time commitments required of non-executive directors, and are reviewed annually to ensure that they remain fair and consistent with market practice.

The base fee for non-executive directors during the year was A$120,000 per annum, while the Chairman received a base fee of A$360,000 per annum. Non-executive directors (other than the Chairman) receive an additional 10% of the base fee for each Board committee on which they sit or 20% of the base for each committee they chair. These fees do not include compulsory superannuation payments paid to Australian-resident non-executive directors at the statutory rate of 9% on all Board and committee fees. During the financial year, A$1,076,754 (US $903,386) of the pool was utilised for non-executive director fees (taking into account the aggregate payment of fees and superannuation), being approximately 54% of the fee pool limit.

Non-executive directors are reimbursed for all reasonable out-of-pocket expenses incurred in carrying out their duties. They do not receive any retirement benefits other than statutory superannuation contributions or any performance-related remuneration.

Non-Executive Director Share Acquisition Plan

In February 2008, the Committee recommended, and the Board approved, the establishment of a Non-Executive Director Share Acquisition Plan (NESDAP) as foreshadowed in the Company's prospectus. The NESDAP is a fee sacrifice plan in which only non-executive directors may participate. Participation under the NESDAP is voluntary, and non-executive directors may elect to sacrifice 100% of pre-tax fees to acquire ordinary shares at the prevailing market price. Shares acquired under the NEDAP will be subject to a holding lock for up to ten years. The holding lock will be removed in certain circumstances, including a cessation of directorship.

Executive Remuneration

There are several components of remuneration provided to reward executives, presenting a balance of fixed and at-risk pay as well as short and longer-term rewards. Consistent with market practice, the proportion of remuneration attributable to each component depends on the executive's seniority. These components are as follows:

Fixed Remuneration	At-risk Remuneration
Base Salary	Short-Term Incentive (Annual Bonus Plan); and Long-Term Incentive (Share Performance Rights)

The Company's executive remuneration has been structured to ensure that it:

- is reasonable;
- provides a competitive compensation program to retain, attract and reward key employees;
- achieves clear alignment between total remuneration and delivered business and personal performance over the short and long-terms; and
- is an appropriately balanced mix of fixed and at-risk compensation.

In light of the global competitive labour markets within which it operates at the current time, the Company places great importance on the need to retain key employees, thereby avoiding disruption to operations. Accordingly, the use of both time-based and performance-based rewards is designed to ensure the Company's leadership is retained and delivers sustainable, long-term shareholder returns. The directors believe that the at-risk components of the remuneration framework will effectively align management's interests with those of shareholders.

The Company is unable to provide information comparing executive compensation with historical investor return because it was listed in April 2007.

Fixed Remuneration

The fixed component of executive compensation consists primarily of base salary. Some executives receive other benefits, such as a vehicle allowance. In addition, the Company contributes to retirement programs, such as Australia's Superannuation Guarantee system and the United States' 401(k) plans. The level of fixed compensation paid to employees is based on market standards and also takes into account a variety of factors, including an individual's experience, the unique skills required to perform their role and their particular contribution to the Company.

At-risk Remuneration

At-risk remuneration includes both short-term and long-term incentives.

Short-term Incentives

The Company has established its Annual Bonus Plan ("ABP") to provide incentives for its employees to achieve specific objectives that are determined by the Board on an annual basis. The ABP aims to:

- focus employees on achieving key financial, safety and operational targets;
- align individual efforts with annual operating performance objectives; and
- reward superior individual and Company performance.

The ABP rewards senior executives and other Company employees for their achievement during a financial year of specific key performance indicators as well as for individual performance. The incentive earned under the ABP, if any, will vary depending on relative performance against a variety of targets, as detailed more fully below. Except in certain circumstances, all participants in the ABP must remain employed with the Company on the date incentives are paid to receive any award.

The potential incentives available under the ABP range between 10% and 100% of an employee's base salary depending on the employee's seniority and role. Of that potential incentive, between 40% and 60% is linked to the Company's financial performance, and the balance is linked to individual objectives relevant to the employee's role, such as meeting sales targets, staying within budget or meeting other individual commitments. Additionally, certain overarching conditions may reduce, but not increase, incentives under the ABP, including failure by a participant's business unit to achieve target safety metrics (which can reduce the overall incentive payable under the ABP by up to 10%) and a participant's failure to adhere to corporate leadership values, such as legal compliance (which can reduce incentive payable under the ABP by up to 100%).

The Remuneration and Nomination Committee approves the annual targets, both financial and non-financial, for the ABP. Targets are set at both "threshold" and "stretch" levels. The committee's philosophy in setting those targets is to establish "threshold" targets that represent the desired minimum outcome for each goal and "stretch" targets that are realistically achievable with excellent execution of the Company's annual plan. The financial performance indicators adopted by the Board as the most appropriate measures in the current year for determining the incentives payable under the ABP are net profit after tax, total return on capital employed and net working capital. At the end of the financial year, the committee assesses the level of achievement against financial and non-financial targets. The financial determination of performance measures is determined after reviewing the Company's audited financial results.

Long-term Incentives

The Company has established a Long-term Incentive Plan ("LTIP") to assist predominantly in retaining key executives and encouraging superior performance on a sustained basis. The incentive provided under the LTIP is an annual grant of two tranches of performance rights ("Rights") that will vest based on the satisfaction of both performance-based and time-based conditions. Vested Rights will convert to ordinary, fully paid shares on a one-for-one basis.

The executives eligible to participate in the LTIP are senior divisional, regional and corporate executives. The target value of annual LTIP grants varies from approximately 13% to 166% of a participant's base salary depending on the participant's position. The target amounts are based on market averages for comparable roles at similarly-sized companies. The first grants under the LTIP occurred in 2007 and were made to five senior employees who commenced employment with the Company during the year. Only one of those five executives, Terrence Dolan, is among the KMP whose remuneration appears in this Remuneration Report. The Company expects to make grants to approximately 120 executives in 2008.

Under the terms of the LTIP, a participant receives a specified number of Rights that will, when vested, result in the participant receiving ordinary shares in the Company at no cost to the participant. The Company will acquire shares underlying the 2007 grants in March 2008. For subsequent LTIP grants, the Company will acquire shares underlying the grants at the time the grants are made, and the price paid by the Company will be the prevailing market price of the shares at the time of acquisition. The acquired shares will be held in trust, and, if a participant's Rights vest, the participant will receive dividends paid on those shares from the time of acquisition until vesting. Shares acquired in respect of grants which do not vest will be held by the trustee and will be available for issue in respect of future grants.

The tranches of Rights granted under the LTIP and the vesting conditions attaching to each are as follows:

Tranche	Percentage of Grant	Vesting Condition	Partial Vesting
Tranche 1 Rights	50% for executives who are at a vice president level or higher; 25% for other participants.	Achievement of the cumulative earnings per share ("EPS") growth targets set by the Board at a level the Board considers demanding. The targets include a "threshold" EPS target and a "stretch" EPS target for each financial year during the three-year vesting period. Vesting will be determined by the Company's performance against cumulative EPS targets for the vesting period plus Continuation of employment during the vesting period.	Yes. Pro-rata vesting occurs on a pro-rata basis if the cumulative three-year minimum EPS growth threshold is surpassed. At the minimum cumulative EPS growth threshold 50% of Tranche 1 Rights will vest. Full vesting occurs only if the Company's EPS growth meets or exceeds the cumulative "stretch" EPS growth target for the vesting period.
Tranche 2 Rights	50% for executives who are at a vice president level or higher; 75% for other participants.	Continuous employment with the Boart Longyear Group from the grant date until the third anniversary of the grant date.	No, except in certain special circumstances such as death, redundancy, retirement, change of control or other circumstances considered by the Board in its absolute discretion to be extraordinary. In such circumstances, the Board will determine whether all or some portion of the outstanding rights will vest.

Remuneration Summary

2007	Short Term Benefits				Post-employment benefits			Other	Equity-based compensation			
	Salary & Fees	Bonus [3]	Non-cash Benefit [4]	Other [5]	Super annuation [6]	Other	Long-term benefits	Termination benefits	Shares	Rights	Other	Total
	$	$	$	$	$	$	$	$	$	$	$	$
Non-executive directors * #												
Graham Bradley	302,036 [1]	-	-	-	27,183 [1]	-	-	-	176,244 [7]	-	-	505,463
Bruce Brook	130,882 [1]	-	-	-	11,779 [1]	-	-	-	16,378 [7]	-	-	159,039
Geoff Handley	130,882 [1]	-	-	-	11,779 [1]	-	-	-	11,733 [7]	-	-	154,394
David McLemore	146,184 [2]	-	-	-	-	-	-	-	-	-	-	146,184
Peter St. George	130,882 [1]	-	-	-	11,779 [1]	-	-	-	26,156 [7]	-	-	168,817
Total	840,866	-	-	-	62,520	-	-	-	230,511	-	-	1,133,897
Executive Management **												
Paul Brunner	812,499	743,750	-	14,712	6,500	-	188,000	-	-	-	-	1,765,461
Scott Alexander	280,000	119,000	-	120,748	6,500	-	-	-	-	-	-	526,248
Michael Birch	270,452	91,954	-	14,580	6,500	-	-	-	-	-	-	383,486
Terrance Dolan [8]	91,666	36,833	-	59,797	2,275	-	-	-	-	38,000	-	228,571
Patrick Johnson	274,352	116,600	-	17,916	6,500	-	-	-	-	-	-	415,368
Craig Kipp	556,249	366,563	-	14,712	6,500	-	-	-	-	-	-	944,024
Holm Oostveen [9]	121,016	-	-	-	6,500	-	-	284,422	-	-	-	411,938
Fabrizio Rasetti	273,000	116,025	-	17,916	6,500	-	-	-	-	-	-	413,441
Ronald Sellwood [10]	311,495	185,938	-	11,034	6,500	-	-	400,225	-	-	-	915,192
Total	**2,990,729**	**1,776,663**	-	**271,415**	**54,275**	-	**188,000**	**684,647**	-	**38,000**	-	**6,003,729**
TOTAL	**3,831,595**	**1,776,663**	-	**271,415**	**116,795**	-	**188,000**	**684,647**	**230,511**	**38,000**	-	**7,137,626**

* Employed by Boart Longyear Limited.
** Employed by Longyear Holdings, Inc. ("LHI"), an unlisted Delaware-registered United States corporation, or another unlisted United States affiliate thereof.
# The founding directors of the Company, Neil Upfold, Robin Bishop and Nicholas Atkins, held directorships from 3 January 2007 to 21 February 2007 and did not receive any remuneration or fees from the Company or the Group.

1. Based on an average exchange rate of A$1=US$0.83899 for the year ended 31 December 2007.
2. Mr. McLemore's compensation in 2007 includes fees of US$126,184 for his service as a director of the Company plus US$20,000 received in January and February 2007 as compensation for serving as the Vice-Chairman of Resources Services Holdco, Inc.
3. Management bonuses are reflected at the accrued rate of 85% of target bonus.
4. The KMP were insured against liabilities incurred in the performance of their duties under directors' and officers' liability insurance. The Company is prevented by its insurance contract from disclosing premiums paid for such coverage.
5. Includes automotive allowances, sign-on bonuses and other short-term cash compensation.
6. Includes 401(k) plan contributions made by the employing entity in the United States.
7. Shares were awarded to the non-executive directors in respect of work performed prior to and during the lead up to the listing. As disclosed in the Company's prospectus, these shares have a service condition of three years and have a holding lock of up to ten years.
8. Mr. Dolan's employment with the Group commenced on 27 August 2007.
9. Mr. Oostveen's employment terminated on 31 May 2007.
10. Mr. Sellwood's employment terminated on 31 October 2007, and Mr. Donald Newman assumed the role of Acting Chief Financial Officer on that date. Mr. Newman has not been considered part of Key Management Personnel for this Remuneration Report as he is fulfilling the role of CFO in an acting capacity only.

2006 [1]	Short Term Benefits				Post-employment benefits			Other	Equity-based compensation			
	Salary & Fees	Bonus	Non-cash benefit [4]	Other [5]	Super annu-ation [6]	Other	Long-term benefits	Termi-nation benefits	Shares	Rights	Options	Total
	$	$	$	$	$	$	$	$	$	$	$	$
Non-executive directors												
Graham Bradley 2	-	-	-	-	-	-	-	-	-	-	-	-
Bruce Brook 2	-	-	-	-	-	-	-	-	-	-	-	-
Geoff Handley 2	-	-	-	-	-	-	-	-	-	-	-	-
David McLemore 3	120,000	-	-	-	-	-	-	-	-	-	-	120,000
Peter St. George 2	-	-	-	-	-	-	-	-	-	-	-	-
Total	120,000	-	-	-	-	-	-	-	-	-	-	120,000
Executive Management												
Paul Brunner	568,750	246,381	-	10,431	6,600	-	181,629	-	-	-	-	1,013,791
Scott Alexander [7]	23,333	10,570	-	50,000	-	-	-	-	-	-	-	83,903
Michael Birch [8]	175,333	79,425	-	96,010	-	-	-	-	-	-	371,576	722,344
Terrance Dolan	-	-	-	-	-	-	-	-	-	-	-	-
Patrick Johnson [9]	249,166	112,872	-	101,062	-	-	-	-	-	-	1,486,208	1,949,308
Craig Kipp	416,665	188,749	-	89,064	-	-	-	-	-	-	-	694,478
Holm Oostveen [10]	160,416	124,889	-	99,037	4,500	-	-	-	-	-	482,212	871,054
Fabrizio Rasetti [11]	194,999	88,334	-	179,521	-	-	-	-	-	-	743,104	1,205,958
Ronald Sellwood	315,624	142,978	-	13,026	6,600	-	-	-	-	-	-	478,228
Total	**2,104,286**	**994,198**	-	**638,151**	**17,700**	-	**181,629**	-	-	-	**3,083,100**	**7,019,064**
TOTAL	**2,224,286**	**994,198**	-	**638,151**	**17,700**	-	**181,629**	-	-	-	**3,083,100**	**7,139,064**

1. The remuneration reflected for 2006 was earned by the KMP while directors or employees of Resources Services Holdco, Inc. (RSHI) or its affiliates.
2. Messrs. Bradley, Brook, Handley and St. George were not directors of RSHI. The non-executive directors of RSHI were Nicholas Atkins, Humphrey Battcock and Robin Bishop, who did not receive compensation from the RSHI or its affiliates.
3. Mr. McLemore received monthly fees of $10,000 for serving as Vice-Chairman of RSHI.
4. The KMP were insured against liabilities incurred in the performance of their duties under directors' and officers' liability insurance. The Company is prevented by its insurance contract from disclosing premiums paid for such coverage.
5. Includes automotive allowances, sign-on bonuses and other short-term cash compensation.
6. Includes 401(k) plan contributions made by the employing entity in the United States.
7. Mr. Alexander's employment with the Group commenced on 1 December 2006.
8. Mr. Birch's employment with the Group commenced on 1 May 2006.
9. Mr. Johnson's employment with the Group commenced on 18 January 2006.
10. Mr. Oostveen was promoted to Senior Vice-President, Global Sales for the Group on 1 January 2006, prior to which time he was General Manager for the Group's European regional operations.
11. Mr. Rasetti's employment with the Group commenced on 3 April 2006.

Analysis of Bonuses Included in Remuneration

2007	Included as Remuneration [1]	% Vested in Year	% Forfeited in Year [3]	Target STI % for Financial Year
Paul Brunner	743,250	85	15	100
Scott Alexander	119,000	85	15	50
Michael Birch	91,954	85	15	50
Terrance Dolan [2]	36,833	85	15	50
Patrick Johnson	116,600	85	15	50
Craig Kipp	366,563	85	15	75
Holm Oostveen	-	-	100	50
Fabrizio Rasetti	116,025	85	15	50
Ronald Sellwood [2]	185,938	85	15	70

1. Bonus amounts included in remuneration for the financial year represent the amount that was accrued based on the achievement of corporate performance criteria under the Annual Bonus Plan for 2007. The actual bonus payments to management have not been finally calculated as of the date of this Remuneration Report and may be less than those listed, as the Company's executive performance evaluation process for 2007 has not been completed.
2. The accrued bonuses for Messrs. Dolan and Sellwood have been calculated on a pro-rata basis since neither executive was employed by the Company for the full calendar year.
3. The percentages listed are those expected to be forfeited during the financial year due to corporate financial performance criteria not being met under the Annual Bonus Plan for 2007 or for the cessation of an executive's employment.

2006	Included as Remuneration	% Vested in Year	% Forfeited in Year	Target STI % for Financial Year
Paul Brunner	246,381	94	6	100
Scott Alexander [1]	10,570	94	6	50
Michael Birch [1]	79,425	94	6	50
Terrance Dolan [2]	-	-	-	-
Patrick Johnson [1]	112,872	94	6	50
Craig Kipp	188,749	94	6	75
Holm Oostveen	124,889	94	6	-
Fabrizio Rasetti [1]	88,334	94	6	50
Ronald Sellwood	142,978	94	6	70

1. The bonuses paid to Messrs. Alexander, Birch, Johnson and Rasetti under the Annual Bonus Plan for 2006 were made on a pro-rata basis since each executive was employed for only a part of the year.
2. Mr. Dolan was not employed by the Group in 2006.

Rights and Shares Granted as Compensation to Key Management Personnel

Details of the Rights under the LTIP and restricted shares that were granted as compensation to the KMP during the reporting period, and details of those that were exercised, vested, or lapsed during the financial year are as follows:

Name	Year	Held at the beginning of the Financial Year	Granted as Remuneration	Vested during the year	Forfeited during the year	Held at the end of the Financial Year	Vested and Exercisable as at 31 December 2007
Graham Bradley	2007	-	491,891	-	-	491,891	-
Bruce Brook	2007	-	45,945	-	-	45,945	-
Geoff Handley	2007	-	32,432	-	-	32,432	-
David McLemore	2007	-	-	-	-	-	-
Peter St George	2007	-	72,972	-	-	72,972	-
Terrence Dolan	2007	-	174,000	-	-	174,000	-

The rights and shares were provided at no cost to the recipient.

With respect to the shares awarded to the non-executive directors in respect of work performed prior to and leading up to the listing, the fair value of each share is the share price on the 12 April 2007 grant date (US$1.53). There is no exercise price payable should rights shares vest.

With respect to the Rights granted to Mr. Dolan under the LTIP, the fair value of each right is the share price on the 17 September 2007 grant date (US$1.81). There is no exercise price payable should the Rights vest.

The non-executive directors were entitled to apply for shares in the listing, and the Company agreed to grant additional shares to the non-executive directors in consideration of their efforts leading up to the listing. The number of shares that were granted was determined in part by the number of shares for which each non-executive director subscribed, and the granted shares are subject to vesting and sale conditions as described in the prospectus.

Except as shown in the table above, no options or other rights over shares in the Company have been granted to KMP during or since the end of the financial year.

During the reporting period, no shares were issued on the exercise of options or rights previously granted as compensation.

Analysis of Movements in Rights and Shares (not audited)

The movement during the reporting period, by value of the relevant rights and shares in the Company held by KMP is detailed below:

Name	Year	Entitlement to Rights granted in year $	Exercised in Year $	Forfeited in Year $	Total Rights Value in Year $
Graham Bradley 1	2007	752,593	-	-	752,593
Bruce Brook 1	2007	70,295	-	-	70,295
Geoff Handley 1	2007	49,620	-	-	49,620
David McLemore	2007	-	-	-	-
Peter St George 1	2007	111,647	-	-	111,647
Terrence Dolan 2	2007	314,940	-	-	314,940

1. The value of the entitlement to rights grants in the year is the fair value of the rights calculated at grant date having regard to the closing price on the 12 April 2007 date of grant (US$1.53).
2. The value of the entitlement to Rights granted in the year is the fair value of the Rights calculated at the grant date, which was the closing price on the 17 September 2007 date of grant (US$1.81).

Service Agreements and Summary of Key Contract Terms

Summary of specific terms of the contracts between the Company and Key Management Personnel are set out below.

Name and position held during the Financial Year	Duration of contract	Notice Period by Company	Notice Period by Executive	Termination payments (where these are in addition to statutory entitlements)
Paul Brunner Managing Director President Chief Executive Officer	To 12 April 2010	None Specified	180 Days	• For termination with cause, statutory entitlements only • For termination without cause • 18 months' salary • Pro-rata bonus to termination date • Waiver of medical insurance premiums for 12 months or until 12 April 2010 whichever is later • Up to $100,000 relocation expense reimbursement
Patrick Johnson Senior Vice President, Human Resources	None Specified	None Specified	90 days	• For termination with cause, statutory entitlements only • For termination without cause • 12 months' salary • Pro-rata bonus to termination date • Waiver of medical insurance premiums for 12 months
Craig Kipp Chief Operating Officer	None Specified	None Specified	90 days	• For termination with cause, statutory entitlements only • For termination without cause • 18 months' salary • Pro-rata bonus to termination date • Waiver of medical insurance premiums for 12 months or until 15 May 2009, whichever is later • Up to $100,000 relocation expense reimbursement
Fabrizio Rasetti Senior Vice President, General Counsel and Secretary	None Specified	None Specified	90 days	• For termination with cause, statutory entitlements only • For termination without cause • 12 months' salary • Pro-rata bonus to termination date • Waiver of medical insurance premiums for 12 months

With respect to the above summary of Key Management Personnel employment terms, Messrs. Oostveen and Sellwood are no longer employed by the Group. Also, as is common in the United States, Messrs. Birch and Dolan are at-will employees and may be terminated, or may terminate their employment, with no notice by, or in favour of, the Group. Mr. Alexander also is an at-will employee but would be entitled pursuant to the terms of his employment offer to six months' salary for a termination by the Group without cause.

NON-AUDIT SERVICES

Details of amounts paid or payable for non-audit services provided during the year by the auditor are outlined in Note 37 to the financial statements.

The directors are satisfied that the provision of non-audit services, during the year, by the auditor (or by another person or firm on the auditor's behalf) is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are of the opinion that the services, as disclosed in Note 37 to the financial statements, do not compromise the external auditor's independence, based on advice received from the Audit Committee, for the following reasons:

- all non-audit services have been reviewed and approved by the Audit Committee to ensure that they do not impact the integrity and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Code of Conduct APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional & Ethical Standards Board, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND AUDITORS

The directors and officers of the Company are indemnified by the Company to the maximum extent permitted by law against liabilities incurred in their respective capacities as directors or officers. In addition, during the financial year the Company paid premiums in respect of contracts insuring directors and officers of the Company and any related body corporate against liabilities incurred by them to the extent permitted by the Corporations Act 2001. The insurance contracts prohibit disclosure of the nature of the liability and the amount of the premium.

The Company has not paid any premiums in respect of any contract insuring Deloitte Touche Tohmatsu, against a liability incurred in the role as an auditor of the Company.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 27 of the annual financial report.

ROUNDING OF AMOUNTS

Boart Longyear Limited is a company of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. mounts in the directors' report and the financial report are presented in US dollars and have been rounded off to the nearest thousand dollars in accordance with that Class Order, unless otherwise indicated.

Signed in accordance with a resolution of the directors.

On behalf of the Directors

Graham Bradley
Chairman

Sydney, 29 February 2008

Paul Brunner
Managing Director

Sydney, 29 February 2008

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Directors
Boart Longyear Limited
919-929 Marion Road
Mitchell Park SA 5043
Australia

29 February 2008

Dear Directors

Boart Longyear Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Boart Longyear Limited.

As lead audit partner for the audit of the financial statements of Boart Longyear Limited for the financial year ended
31 December 2007, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU

Rod Smith
Partner
Chartered Accountants

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent Auditor's Report

to the Members of Boart Longyear Limited

We have audited the accompanying financial report of Boart Longyear Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, cash flow statement and statement of recognised income and expense for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity, comprising the company and the entities it controlled at the year's end or from time to time during the financial year as set out on pages 30 to 109.

We have also audited the compensation disclosures contained in the directors' report. As permitted by the *Corporations Regulations 2001*, the company has disclosed information about the compensation of key management personnel ("compensation disclosures") as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures* ("AASB 124"), under the heading "remuneration report" on pages 14 to 25 of the directors' report, and not in the financial report. These compensation disclosures are identified in the directors' report as being subject to audit. The remuneration report also contains information not subject to audit.

Directors' Responsibility for the Financial Report and the AASB 124 Compensation Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. The directors are also responsible for the compensation disclosures contained in the directors' report. In Note 3, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes comply with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report and compensation disclosures contained in the directors' report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and the compensation disclosures comply with AASB 124.

Deloitte.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the compensation disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the compensation disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the compensation disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the compensation disclosures contained in the directors' report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Auditor's Independence Declaration

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001.*

Auditor's Opinion on the Financial Report

In our opinion:

(a) the financial report of Boart Longyear Limited is in accordance with the *Corporations Act 2001*, including:
    (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2007 and of their performance for the year ended on that date; and
    (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 3.

Auditor's Opinion on the AASB 124 Compensation Disclosures Contained in the Directors' Report

In our opinion, the compensation disclosures that are contained on pages 14 to 25 under the heading "remuneration report" of the directors' report and identified as being subject to audit, comply with paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures.*

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Rod Smith
Partner
Chartered Accountants
Sydney, 29 February 2008

DIRECTORS' DECLARATION

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable;

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

(c) the directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of the directors made pursuant to section 295(5) of the Corporations Act 2001.

Graham Bradley
Chairman

Sydney, 29 February 2008

Paul Brunner
Managing Director

Sydney, 29 February 2008

Income Statement

For the financial year ended 31 December 2007

BOART LONGYEAR LIMITED

	Note	Consolidated 2007 US$'000	Consolidated 2006 US$'000	Parent 2007 US$'000
Continuing operations				
Revenue	5	1,575,737	1,118,476	-
Cost of goods sold		(1,047,088)	(764,099)	-
Gross margin		528,649	354,377	-
Other revenue	5	-	-	15,108
Other income	7	18,466	8,448	-
General and administrative expenses		(150,260)	(156,865)	(5,996)
Selling and marketing expenses		(151,567)	(158,252)	-
Other expenses		(8,318)	(27,357)	(7,640)
Operating profit		236,970	20,351	1,472
Interest income	5	5,012	4,497	3,049
Finance costs	6	(105,922)	(98,760)	-
Profit (loss) before taxation	7	136,060	(73,912)	4,521
Income tax (expense) benefit	8	(54,945)	(8,736)	2,988
Profit (loss) for the year from continuing operations		81,115	(82,648)	7,509
Discontinued operations (net of tax)				
Loss for the year from discontinued operations	7, 30	-	(706)	-
Loss on sale of discontinued operations	7, 30	-	(5,617)	-
Profit (loss) for the year attributable to equity holders of the parent		81,115	(88,971)	7,509

	Note	Consolidated 2007	Consolidated 2006
Earnings (loss) per share:			
From continuing and discontinued operations:			
Basic and diluted earnings per share	24	5.4 cents	(5.6) cents
From continuing operations:			
Basic and diluted earnings per share	24	5.4 cents	(5.6) cents

See accompanying notes to the financial statements.

Balance Sheet

As at 31 December 2007

BOART LONGYEAR LIMITED

		Consolidated		Parent
	Note	2007 US$'000	2006 US$'000	2007 US$'000
Current assets				
Cash and cash equivalents	32a	87,548	26,547	1,087
Trade and other receivables	9	243,212	226,885	60,829
Inventories	10	176,265	133,645	-
Other financial assets	11	604	2,222	-
Current tax receivable	8	9,918	8,267	
Prepaid expenses		32,975	22,116	-
		550,522	419,682	61,916
Assets classified as held for sale	31	16,067	-	-
Total current assets		566,589	419,682	61,916
Non-current assets				
Property, plant and equipment	12	358,360	252,301	-
Goodwill	13	206,186	125,336	-
Other intangible assets	14	29,478	16,492	-
Deferred tax assets	8	31,391	26,998	15,999
Other financial assets	11	-	3,911	2,175,180
Other assets		544	1,359	-
Defined benefit plan asset	18	19,797	-	-
Total non-current assets		645,756	426,397	2,191,179
Total assets		1,212,345	846,079	2,253,095
Current liabilities				
Trade and other payables	15	244,685	238,691	8,533
Provisions	17	14,318	28,542	-
Current tax payable	8	25,323	29,316	7,277
Loans and borrowings	16	6,543	11,884	-
		290,869	308,433	15,810
Liabilities directly associated with non-current assets classified as held for sale	31	8,370	-	-
Total current liabilities		299,239	308,433	15,810
Non-current liabilities				
Trade and other payables	15	200	686	-
Loans and borrowings	16	650,170	1,275,697	-
Other financial liabilities	11	12,985	2,300	-
Deferred tax liabilities	8	7,632	2,531	-
Provisions	17	22,479	37,786	-
Total non-current liabilities		693,466	1,319,000	-
Total liabilities		992,705	1,627,433	15,810
Net assets (liabilities)		219,640	(781,354)	2,237,285
Equity				
Issued capital	19	479,673	452,331	2,229,776
Reserves	20	22,534	1,897	-
Other equity	22	(141,539)	(991,546)	-
Retained earnings (accumulated losses)	21	(141,028)	(244,036)	7,509
Total equity (deficit)		219,640	(781,354)	2,237,285

See accompanying notes to the financial statements.

Statement of Recognised Income and Expense

For the financial year ended 31 December 2007

BOART LONGYEAR LIMITED

		Consolidated		Parent
		2007	2006	2007
	Note	US$'000	US$'000	US$'000
Loss on cash flow hedges recorded in equity	20	(12,453)	(6,043)	-
Exchange differences arising on translation of foreign operations	20	34,695	2,529	-
Actuarial gains related to defined benefit plans	18	29,847	4,696	-
Income tax on income and expense recognised directly through equity		(3,857)	(1,506)	-
Net income recognised directly in equity		48,232	(324)	-
Transfer to profit or loss on cash flow hedges	20	1,673	3,838	-
Profit (loss) for the period		81,115	(88,971)	7,509
Total recognised income and expense for the period		131,020	(85,457)	7,509

See accompanying notes to the financial statements.

Cash Flow Statement

For the financial year ended 31 December 2007 **BOART LONGYEAR LIMITED**

		Consolidated		Parent
		2007	2006	2007
	Note	US$'000	US$'000	US$'000
Cash flows from operating activities				
Receipts from customers		1,559,410	1,053,060	-
Payments to suppliers and employees		(1,308,794)	(988,538)	(1,039)
Interest and other costs of finance related to post-IPO debt structure		(39,660)	-	-
Interest and other costs of finance		-	(70,107)	1,363
Investment and interest income received		5,012	4,497	15,108
Income tax paid		(58,190)	(40,473)	-
Net cash flows from (used in) operating activities	32d	157,778	(41,561)	15,432
Cash flows from investing activities				
Amounts advanced to related parties/associates		-	(294)	-
Purchase of property, plant and equipment		(124,278)	(64,106)	-
Proceeds from sale of property, plant and equipment		7,293	27,913	-
Development costs paid		(3,032)	(1,561)	-
Payments for acquisitions of businesses	32b	(129,833)	(145,488)	-
Proceeds on disposal of subsidiary, net of cash disposed	32c	10,053	70,582	-
Payments for investments		-	-	(1,890,388)
Purchase price refund		-	21,219	-
Purchase of derivative instruments		(1,054)	(7,757)	-
Net cash flows used in investing activities		(240,851)	(99,492)	(1,890,388)
Cash flows from financing activities				
Proceeds from issuance of shares		1,952,655	448,359	1,952,656
Payments for share issuance costs		(76,613)	-	(76,613)
Proceeds from issuance of share options		-	4,129	-
Payments for debt issuance costs		(16,955)	(33,347)	-
Interest and other costs of finance related to pre-IPO debt structure		(37,332)	-	-
Proceeds from borrowings		1,060,518	1,300,600	-
Repayment of borrowings		(1,709,427)	(589,995)	-
Cash paid in merger transaction		-	(991,546)	-
Payment to redeemable note holders		(1,030,828)	-	-
Net cash flows from financing activities		142,018	138,200	1,876,043
Net increase (decrease) in cash and cash equivalents		58,945	(2,853)	1,087
Cash and cash equivalents at the beginning of the year		25,530	27,537	-
Effects of exchange rate changes on the balance of cash held in foreign currencies		3,073	846	-
Cash and cash equivalents at the end of the year	32a	87,548	25,530	1,087

See accompanying notes to the financial statements.

1. GENERAL INFORMATION

General information

Boart Longyear Limited (the "Parent" or the "Company") is a public company listed on the Australian Securities Exchange Limited ("ASX") and is incorporated in Australia. Boart Longyear Limited and subsidiaries (collectively referred to as the "Boart Longyear Group" or the "Group") operate in five geographic regions, which are defined as North America, South America, Europe, Australia and Asia, and Africa.

Boart Longyear Limited's registered office and its principal place of business are as follows:

Registered office
919-929 Marion Road
Mitchell Park SA 5043
Australia
Tel: +61 (8) 8375 8375

Principal place of business
2640 West 1700 South
Salt Lake City , UT 84104
United States of America
Tel: +1 (801) 972 6430

2. ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS

During the current financial year, the Boart Longyear Group adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board ("AASB") that are relevant to its operations and effective for the current annual reporting period. These Standards and Interpretations include:

- AASB 7 'Financial Instruments: Disclosures'
- AASB 2005-10 'Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023, AASB 1038)'
- AASB 101 'Presentation of Financial Statements Standards'

The adoption of these new and revised Standards and Interpretations did not have an impact on the Group's financial results or balance sheet as they are only concerned with disclosure.

Recently issued accounting standards to be applied in future reporting periods

The accounting standards and AASB Interpretations that will be applicable to the Group in future reporting periods are detailed below. Apart from these standards and interpretations, management has considered other accounting standards that will be applicable in future periods, however they have been considered insignificant to the Group.

Borrowing costs

AASB 123 'Borrowing Costs' was revised in May 2007, with the revised standard becoming applicable to annual reporting periods beginning on or after 1 January 2009. A related omnibus standard AASB 2007-6 'Amendments to Australian Accounting Standards arising from AASB 123' makes a number of amendments to other accounting standards as a result of the revised AASB 123 and must be adopted at the same time. This revised version requires an entity to capitalise borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. The adoption of this standard is not expected to have an impact on the Group's financial results or balance sheet.

Segment reporting

AASB 8 'Operating Segments' is applicable to annual reporting periods beginning on or after 1 January 2009 and replaces AASB 114 'Segment Reporting'. A related omnibus standard AASB 2007-3 'Amendments to Australian Accounting Standards arising from AASB 8' makes a number of amendments to other accounting standards as a result of AASB 8 and must be adopted at the same time. AASB 8 requires entities to determine operating segments based on their internal management reporting structure for the reporting of their financial performance. The adoption of AASB 8 and AASB 2007-3 are not expected to have an impact on the Group's financial results or balance sheet as they are only concerned with disclosure.

2. ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS (CONTINUED)

Reinstatement of options in Australian Accounting Standards

AASB 2007-4 'Amendments to Australian Accounting Standards Arising from ED 151 and Other Amendments' is applicable to reporting periods beginning on of after 1 July 2007. This standard amends a number of existing Australian Accounting Standards by reintroducing accounting treatment options that are included in International Financial Reporting Standards ("IFRS") that were originally removed by the Australian Accounting Standards Board. The standard also removes a number of disclosure requirements that were originally included in Australian Accounting Standards and not required by IFRS.

The accounting options which are being re-introduced include:

- permitting an entity to adopt the indirect method of presenting its cash flow statement;
- permitting an entity to apply proportionate consolidation to interests in joint venture entities; and
- permitting an entity to record non-monetary grants at nominal amounts and to present assets and expenses net of related grants.

The adoption of AASB 2007-4 is not expected to change any of the amounts recognised in the financial statements but may affect the type and format of the information disclosed.

Share transactions

AASB Interpretation 11 AASB 2 'Group and Treasury Share Transactions' and AASB 2007 – 1 'Amendments to Australian Accounting Standards arising from AASB Interpretation 11' are effective for annual reporting periods commencing on or after 1 March 2007. AASB Interpretation 11 addresses whether certain types of share-based payment transactions should be accounted for as equity-settled or as cash settled transactions and specifies the accounting in a subsidiary's financial statements for the share-based payment arrangements involving equity instruments of the Parent. The adoption of AASB Interpretation 11 is not expected to have a significant impact on the Group.

Other standards

AASB Interpretation 14 AASB 119 'The Limit on a Defined Asset, Minimum Funding Requirements and their Interactions' is effective for annual reporting periods commencing on or after 1 January 2008. Interpretation 14 aims to clarify how to determine in normal circumstances the limit on the asset that an employer's balance sheet may contain in respect of its defined benefit pension plan. The adoption of Interpretation 14 is not expected to have a significant impact on the Group.

AASB 101 'Presentation of Financial Statements (revised September 2007)', AASB 2007-10 'Further Amendments to Australian Accounting Standards arising from AASB 101' is effective for annual reporting periods commencing on or after 1 January 2009. AASB 101 introduces "total comprehensive income", changes the titles of some of the financial statements, requires a statement of financial position at the beginning of the earliest comparative period when comparatives are "restated", requires disclosure of income tax relating to each component of other comprehensive income. Management has not yet assessed the impact of this standard.

IFRS 3 'Business Combinations (revised)', IAS 27 'Consolidated and Separate Financial Statements (revised)' are effective for annual reporting periods commencing on or after 1 July 2009. These standards amend the manner in which business combinations and changes in ownership interests in subsidiaries are accounted for. They also make consequential amendments to other standards, most notably IAS 28 'Investments in Associates' and IAS 31 "Interests in Joint Ventures'. Management has not yet assessed the impact of these standards.

3. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

This financial report is a general purpose financial report which has been prepared in accordance with the requirements of applicable Accounting Standards including Australian Interpretations and the Corporation Act 2001

The financial report includes the separate financial statements of the Parent and the consolidated financial statements of the Group.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of compliance (continued)

Accounting Standards include Australian equivalents to International Financial Reporting Standards ("A-IFRS"). Compliance with A-IFRS ensures that the financial statements and notes of the Parent and the Group comply with IFRS.

This is the first financial report prepared for Boart Longyear Limited following its incorporation on 2 January 2007. As Boart Longyear Limited was incorporated after the date of transition to the Australian equivalents to A-IFRS, all financial statements and information presented in this financial report are in accordance with A-IFRS. As no prior annual financial report has been prepared, no reconciliation from previous accounting principles to A-IFRS has been presented.

In accordance with AASB 3 'Business Combinations', the acquisition of Resources Services Holdco, Inc. ("RSHI") by Boart Longyear Investments Pty Limited, a wholly owned subsidiary of Boart Longyear Limited, was accounted for as a reverse acquisition, and the consolidated financial statements have therefore been prepared as a continuation of the financial statements of RSHI, the accounting acquirer. Accordingly, the comparative information provided for the balance sheet and related information as at 31 December 2006 as well as the income statement, statement of cash flows, statement of recognised income and expense and related information for 2006 is that of RSHI and its wholly owned subsidiaries.

The comparative information in these financial statements represents the continuation of RSHI. As the prior year financial statements were prepared using UK-GAAP, this comparative information has been restated to comply with Australian Accounting Standards. As a result of the finalisation of this process a number of immaterial adjustments have been made to the comparative financial information presented in these financial statements compared to the comparative financial information presented in the half-year financial report.

The financial report is presented in United States dollars which is Boart Longyear Limited's functional and presentation currency.

Basis of preparation

The financial report has been prepared on a historical cost basis, except for the revaluation of certain financial instruments that are stated at fair value. Cost is based on fair values of the consideration given in exchange for assets.

In applying A-IFRS, management is required to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported. These accounting policies have been consistently applied by each entity in the Group.

The significant accounting policies set out below have been applied in the preparation and presentation of the financial report for the year ended 31 December 2007 and the comparative information.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a) Basis of consolidation

The consolidated financial statements are prepared by combining the financial statements of all of the entities that comprise the consolidated entity, Boart Longyear Limited (the legal parent entity), RSHI (the accounting acquirer) and subsidiaries as defined in AASB 127 'Consolidated and Separate Financial Statements'. Consistent accounting policies are applied by each entity and in the preparation and presentation of the consolidated financial statements.

Subsidiaries are all entities for which the Boart Longyear Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group until such time as the Group ceases to control such entity. Where necessary, adjustments are made to the financial statements of subsidiaries to make their accounting policies consistent with the Boart Longyear Group accounting policies.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealised income and expenses arising from inter-company transactions, are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Presentation currency

Results of the major operating businesses are recorded in their functional currencies, which are generally their local currency. The Group's US dollar denominated revenue represents the most predominant currency. Accordingly, under A-IFRS, management believes that US dollar reporting represents the best indicator of the results of the Group and therefore the consolidated financial information is presented in US dollars.

(c) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits repayable on demand with a financial institution. Cash balances and overdrafts in the balance sheet are stated at gross amounts within current assets and current liabilities, unless there is a legal right of offset at the bank. The cash and cash equivalents balance primarily consists of money market funds and bank term deposits with original maturity at time of purchase of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(d) Trade and other receivables

Trade receivables are recorded at amortised cost. The Group reviews collectability of trade receivables on an ongoing basis and makes judgments as to its ability to collect outstanding receivables and provides an allowance for credit losses when there is objective evidence that the Group will not be able to collect the debt. The amount of the loss is recognised in the income statement within operating expenses. When a trade receivable is determined to be uncollectible, it is written off against the allowance account for doubtful debts. Subsequent recoveries of amounts previously written off are recorded in other income in the income statement.

(e) Inventories

Products

Inventories are measured at the lower of cost or net realisable value. The cost of inventories is based on a standard cost method, which approximates actual cost on a first-in first-out basis, and includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads (including depreciation) based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Drilling Services

The Group maintains an inventory of core drilling rods and casings and certain consumables for use in the rendering of services. Such inventories are measured at the lower of cost or net realisable value. Core drilling rods and casings are initially recognised at cost and are expensed as utilised. A regular and ongoing review is undertaken to establish whether any items are obsolete or damaged, and if so their carrying amount is written down to its net realisable value. Allowances are recorded for inventory considered to be excess or obsolete.

(f) Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset, including the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the present value at acquisition of the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets.

Subsequent costs are recognised in the carrying amount of an item of property, plant and equipment, as appropriate, only when it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs, including repairs and maintenance, are recognised in the income statement as an expense as incurred.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term or their useful lives. Land and properties in the course of construction are not depreciated.

The following useful lives are used in the calculation of depreciation:

Buildings	20-40 years
Plant and machinery	5-10 years
Drilling rigs	5-12 years
Other drilling equipment	1-5 years
Office equipment	5-10 years
Computer equipment:	
Hardware	3-5 years
Software	1-5 years

Depreciation methods, useful lives and residual values are reassessed at each reporting date.

(g) Goodwill and other intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the attributable net assets and is not amortised, but tested for impairment annually. If there is an indication that the goodwill may be impaired, the impairment is recognised in income and is not subsequently reversed. When the excess of the cost of an acquisition over the fair value of the attributable net assets is negative (a surplus on acquisition), it is recognised immediately in profit or loss.

As part of its transition to A-IFRS, the Boart Longyear Group has restated only those business combinations that occurred on or after 1 January 2006. In respect of acquisitions prior to 1 January 2006, goodwill represents the unamortised amount recognised under the Boart Longyear Group's previous accounting framework, UK GAAP, at 1 January 2006.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trademarks and trade names

Trademarks and trade names recognised by the Boart Longyear Group are considered to have indefinite useful lives and are not amortised. Each period, the useful life of each of these assets is reviewed to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset. Such assets are tested for impairment at least annually or more frequently if events or circumstances indicate that the asset might be impaired.

Contractual customer relationships

Contractual customer relationships acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. Contractual customer relationships have a finite useful life and are carried at cost less accumulated amortisation and accumulated impairment losses.

Contractual customer relationships are amortised over a 10 year period on a straight line basis. The estimated useful life and amortisation method is reviewed at the end of each annual reporting period, with any changes being recognised as a change in accounting estimate.

Patents

Patents are measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged on a straight line basis over their estimated useful lives of 10 years. The estimated useful life and amortisation method is reviewed at the end of each annual reporting period, with any changes being recognised as a change in accounting estimate.

Research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Boart Longyear Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in profit or loss when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised in profit or loss on a straight line basis over the estimated useful lives, which on average is 15 years.

Subsequent expenditure on intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss when incurred.

(h) Assets classified as held for sale

Non-current assets (and disposal groups) classified as held for sale and liabilities directly associated are measured at the lower of carrying amount or fair value less costs to sell.

The Boart Longyear Group classifies non-current assets and disposal groups as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for such a sale and the sale is highly probable. The sale of the asset (or disposal group) must be expected to be completed within one year from the date of classification, except in the circumstances where sale is delayed by events or circumstances outside the Group's control but it remains committed to a sale.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Assets classified as held for sale (continued)

The Group discloses the results of these disposal groups as discontinued operations on the face of the income statement only if they meet the following requirements:

- represent a separate major line of business or geographical area of operations;
- are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
- are a subsidiary acquired exclusively with a view to resale.

(i) Leased assets

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs. Refer to Note 3(p). Contingent rentals are recognised as expenses in the periods in which they are incurred.

Finance leased assets are amortised on a straight-line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

Lease incentives

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(j) Current and deferred taxation

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, in respect of all temporary differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Temporary differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they probably will not reverse in the foreseeable future.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Current and deferred taxation (continued)

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

Tax consolidation

The Group includes tax consolidated groups for the entities incorporated in Australia and the United States. Tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of each tax-consolidated group are recognised in the separate financial statements of the members of that tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts in the separate financial statements of each entity. Tax values arising from the unused tax losses and relevant tax credits of each members of the tax-consolidated group are recognised by the head entity in that tax-consolidated group.

Entities within the various tax-consolidated groups will enter into tax funding arrangements and tax-sharing agreements with the head entities. Under the terms of the tax funding arrangements, the relevant head entity and each of the entities in that tax-consolidated group will agree to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity.

(k) Derivative financial instruments

The Boart Longyear Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts and interest rate swaps.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedges), hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

The fair value of hedging derivatives is classified as a non-current asset or a non-current liability if the remaining maturity of the hedge relationship is more than 12 months and as a current asset or a current liability if the remaining maturity of the hedge relationship is less than 12 months.

Derivatives not designated into an effective hedge relationship are classified as a current asset or a current liability regardless of their remaining maturities.

Hedge accounting

The Boart Longyear Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Boart Longyear Group documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Hedge accounting (continued)

Furthermore, at the inception of the hedge and on an ongoing basis, the Boart Longyear Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

Hedge accounting is discontinued when the Boart Longyear Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to profit or loss from that date.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as part of other expenses or other income.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Boart Longyear Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

(l) **Impairment**

Non-financial assets

The Boart Longyear Group's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, a recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use or its fair value, less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Impairment (continued)

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss is not recognised directly for trade receivables because the carrying amount is reduced through the use of an allowance account. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are recorded in other income in the income statement. Changes in the carrying amount of the allowance account are recognised in profit or loss.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost, the reversal is recognised in profit or loss.

(m) Trade and other payables

Trade payables and other payables are carried at amortised cost. They represent unsecured liabilities for goods and services provided to the Boart Longyear Group prior to the end of the financial period that are unpaid and arise when the Group becomes obligated to make future payments.

(n) Provisions

A provision is recognised if, as a result of a past event, the Boart Longyear Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Warranties

The Boart Longyear Group maintains warranty reserves for consumable type products manufactured or sold by its various companies. Based on past experience, warranty returns have not been significant. A provision for warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the Group starts to implement the restructuring plan or announces the main features of the restructuring plan to those affected by the plan in a sufficiently specific manner to raise a valid expectation of those affected that the entity will carry out the restructuring. The Group's restructuring accruals include only the direct expenditures arising from the restructuring, which are those that are both necessarily incurred by the restructuring and not associated with the ongoing activities of the entity.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

(o) Employee benefits

Liabilities for employee benefits for wages, salaries, annual leave, long service leave, and sick leave represent present obligations resulting from employees' services provided to the reporting date and are calculated at discounted amounts based on remuneration wage and salary rates that the Boart Longyear Group expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax, when it is probable that settlement will be required and they are capable of being measured reliably.

Liabilities recognised in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognised in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date.

Non-accumulating non-monetary benefits, such as medical care, housing, cars and free or subsidised goods and services, are expensed based on the net marginal cost to the Group as the benefits are taken by the employees.

A provision is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Defined contribution pension plans and post-retirement benefits

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The amount recognised as an expense in the income statement in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Defined benefit pension plans

The Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any fund assets is deducted.

The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating to the terms of the Group's defined benefit obligations. Where there is no deep market in such bonds, the market yields at the reporting date on government bonds are used. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses arising from experience adjustments and related changes in actuarial assumptions are charged or credited to retained earnings.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in profit or loss.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Employee benefits (continued)

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan. Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Share-based payment transactions

Equity-settled share-based payments with employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. Fair value is measured by use of a Black-Scholes-Merton model, which requires the input of highly subjective assumptions.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

The above policy is applied to all equity-settled share-based payments that were granted after 7 November 2002 that vest after 1 January 2006. No amount has been recognised in the financial statements in respect of the other equity-settled shared-based payments.

Equity-settled share-based payment transactions with other parties are measured at the fair value of the goods and services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

Earn-out and bonus agreements

In certain circumstances, previous owners of acquired businesses may become employees of the Group. A business combination agreement may include earn-out or bonus clauses which provide for an adjustment to the cost of the combination contingent upon future events. If contingent consideration is, in substance, compensation for services or profit sharing (e.g., clauses requiring that the individual remain employed by the Group), those payments are recognised as an expense over the period of services provided. If the substance of the consideration is payment for the business acquired, the amount is treated as an adjustment to the cost of the business combination.

(p) Loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. Debt issuance costs are amortised using the effective interest rate method over the life of the borrowing. For refinancing or restructuring of liabilities which are not considered a substantial modification, all costs incurred related to the refinancing or restructuring are amortised to profit and loss in the period of refinancing. For refinancing or restructuring of liabilities which are considered a substantial modification, a gain (loss) is recognised and the initial issue costs are written off, while any issuance costs related to the refinancing are recorded against the liabilities.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Financial instruments

Debt and equity instruments

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

Financial guarantee contract liabilities

Financial guarantee contract liabilities are measured initially at their fair values and subsequently at the higher of the amount recognised as a provision and the amount initially recognised less cumulative amortisation in accordance with the revenue recognition policies described in Note 3(s).

Financial assets

Investments are recognised and derecognised on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs except for those financial assets classified as fair value through profit or loss which are initially measured at fair value.

Subsequent to initial recognition, investments in subsidiaries are measured at cost in the Group financial statements. Subsequent to initial recognition, investments in associates are accounted for under the equity method in the consolidated financial statements and the cost method in the Group financial statements.

Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as 'loans and receivables'. Non-current loans and receivables are measured at amortised cost using the effective interest rate method less impairment. Interest is recognised by applying the effective interest rate. Current trade receivables are recorded at the invoiced amount and do not bear interest.

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 11.

Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs, and subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis. The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

(r) Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Revenue recognition

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and sales taxes. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale and with local statute, but are generally when title and insurance risk has passed to the customer and the goods have been delivered to a contractually agreed location.

Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion of the contract is determined as follows:

- revenue from drilling services contracts is recognised on the basis of actual meters drilled for each contract; and
- revenue from time and material contracts is recognised at the contractual rates as labour hours are delivered and direct expenses are incurred.

Investment income is accrued over time, by reference to the principal outstanding and at the effective applicable interest rate.

(t) Foreign currency transactions

The financial statements of the Boart Longyear Group and its international subsidiaries have been translated into US dollars using the exchange rate at each balance sheet date for assets and liabilities of foreign operations and at an average exchange rate for revenues and expenses throughout the period. The effects of exchange rate fluctuations on the translation of assets and liabilities are recorded as movements in the foreign currency translation reserve ("FCTR").

The Group's presentation currency is the US dollar. The Group determines the functional currency of its subsidiaries based on the currency used in their primary economic environment, and, as such, foreign currency translation adjustments are recorded in the FCTR for those subsidiaries with a functional currency different from the US dollar.

Transaction gains and losses, and unrealised translation gains and losses on short-term inter-company and operating receivables and payables denominated in a currency other than the functional currency, are included in other income in the consolidated income statement.

(u) Contingencies

The recognition of accruals for legal disputes is subject to a significant degree of estimation. Accruals are made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. Accruals are recognised when (a) the Boart Longyear Group has a present legal or constructive obligation as a result of past events, (b) it is more likely than not that an outflow of resources will be required to settle the obligation, and (c) the amount of that outflow has been reliably estimated.

(v) Segment reporting

A segment is a distinguishable component of the Boart Longyear Group that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group's primary format for segment reporting is business segments.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under AASB 3 'Business Combinations' are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with AASB 5 'Non-current Assets Held for Sale and Discontinued Operations', which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

(x) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
- for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Boart Longyear Group has two business segments—Global Drilling Services and Global Products—which provide services and products to mining companies, energy companies (coal, oil, gas and geothermal), water utilities, environmental and geotechnical engineering firms, government agencies and other mining services companies.

Global Drilling Services consists of providing rigs, equipment, consumables and services for drilling and completing holes and the extraction and presentation of rock, soil and water samples on a contract basis. This business depends upon the supply and utilisation of drilling rigs, the skills and training of the drilling services personnel and the ability to negotiate the contracts under which these services are provided to customers.

Global Products designs, manufactures and markets drilling rigs and drilling products such as rods, bits and core barrels used in the drilling of holes. The Global Products business sells the drilling products to mining and construction companies as well as to contract drilling services that use these products as consumables in the drilling process. The Global Drilling Services segment is a major user of these products. This segment depends upon the development of products and the ability to manufacture, distribute and supply products to the Group's world-wide customers in a timely and competitive manner.

These business segments are the basis for which the Group reports its primary segment information.

	External sales		Inter-segment (i)		Total	
	2007	2006	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Global Drilling Services	970,898	631,736	-	-	970,898	631,736
Global Products	604,839	512,252	143,292	120,155	748,131	632,407
Total of all segments	1,575,737	1,143,988	143,292	120,155	1,719,029	1,264,143
Eliminations					(143,292)	(120,155)
Discontinued					-	(25,512)
Revenue from continuing operations					1,575,737	1,118,476
Interest revenue					5,012	4,497
Revenue from discontinued operations					-	25,512
Consolidated revenue					1,580,749	1,148,485

(i) Inter-segment sales are recorded at amounts equal to competitive market prices charged to external customers for similar goods.

	Profit (loss) before tax		Assets		Liabilities	
	2007	2006	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Global Drilling Services	180,133	100,047	430,750	318,407	100,682	67,525
Global Products	114,611	72,398	320,835	273,801	57,730	48,331
Total of all segments	294,744	172,445	751,585	592,208	158,412	115,856
Eliminations	-	-	-	-	-	-
Unallocated	(158,684)	(246,357)	460,760	253,871	834,293	1,511,577
Consolidated	136,060	(73,912)	1,212,345	846,079	992,705	1,627,433

4. BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

	Acquisition of segment assets		Depreciation and amortisation of segment assets	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Global Drilling Services	206,281	259,672	44,136	34,831
Global Products	25,898	15,527	14,118	14,816
Total of all segments	232,179	275,199	58,254	49,647
Eliminations	-	-	-	-
Unallocated	10,551	10,572	1,594	125
Consolidated	242,730	285,771	59,848	49,772

The Group's two business segments operate in five principal geographic areas – Africa, Europe, North America, South America, and Australia and Asia. The Group's revenue from external customers and information about its segment assets by geographical locations is detailed below:

	Revenue from external customers		Segment assets		Acquisition of segment assets	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Africa	115,650	124,539	114,174	89,469	3,780	3,872
Europe	125,454	128,651	70,719	62,907	5,407	4,067
North America	757,686	571,918	442,815	368,274	74,491	123,240
South America	141,976	81,289	121,889	43,409	63,088	2,777
Australia and Asia	434,971	237,591	462,748	282,020	95,964	151,815
	1,575,737	1,143,988	1,212,345	846,079	242,730	285,771

The 2006 discontinued operations, as disclosed in Note 30, are included in the Global Products business segment, and the Europe geographic segment.

5. REVENUE

An analysis of the Group's revenue for the year, from both continuing and discontinued operations, is as follows:

	Consolidated		Parent
	2007 US$'000	2006 US$'000	2007 US$'000
Continuing Operations			
Revenue from the sale of goods	604,839	486,740	-
Revenue from the rendering of services	970,898	631,736	-
	1,575,737	1,118,476	-
Interest revenue:			
Bank deposits	4,815	1,614	1,363
Other loans and receivables	100	956	1,686
Other	97	1,927	-
	5,012	4,497	3,049
Dividends from subsidiaries	-	-	15,108
	1,580,749	1,122,973	18,157
Discontinued Operations			
Revenue from sale of goods	-	25,512	-
Revenue from the rendering of services	-	-	-
	-	25,512	-
	1,580,749	1,148,485	18,157

6. FINANCE COSTS

	Consolidated	
	2007 US$'000	2006 US$'000
Interest on bank overdrafts and loans	72,420	73,086
Interest rate swap income	(1,673)	(3,838)
Write-off of debt issuance costs	-	15,535
Amortisation of debt issuance costs	27,096	14,995
Debt early termination costs	5,600	-
Interest on obligations under finance leases	645	859
Total interest expense	104,088	100,637
Loss (gain) arising on derivatives in a designated cash flow hedge accounting relationship	1,834	(1,877)
Loss arising on derivatives in a designated fair value hedge accounting relationship	4,532	-
Gain arising on adjustment to hedged item in a designated fair value hedge accounting relationship	(4,532)	-
	1,834	(1,877)
Total finance costs:	105,922	98,760
Attributable to:		
Continuing operations	105,922	98,760
Discontinued operations	-	-
	105,922	98,760

Interest paid prior to the IPO has been included in the cash flow statement as a financing activity. Interest paid post IPO has been included in the cash flow statement as an operating activity.

7. PROFIT (LOSS) FOR THE YEAR

(a) Gains and losses

Profit (loss) for the year has been arrived at after crediting (charging) the following gains and (losses):

	Consolidated				Parent
	Continuing		Discontinued	Total	Continuing
	2007	2006	2006	2006	2007
	US$'000	US$'000	US$'000	US$'000	US$'000
Gain (loss) on disposal of property, plant and equipment	(272)	7,708	-	7,708	-
Gain (loss) on disposal of subsidiaries	3,218	740	(7,391)	(6,651)	-
Net foreign exchange gains (losses)	12,665	-	-	-	(1,259)
Change in fair value of financial assets carried at fair value through profit or loss	-	(8,255)	-	(8,255)	-
Other income (expense)	2,583	(161)	-	(161)	-

(b) Income and expenses relating to financial instruments

Profit (loss) for the year includes the following income and expenses arising from movements in the carrying amounts of financial instruments (other than derivative instruments in an effective hedge relationship).

	Consolidated				Parent
	Continuing		Discontinued	Total	Continuing
	2007	2006	2006	2006	2007
	US$'000	US$'000	US$'000	US$'000	US$'000
Loans and receivables:					
Interest revenue	4,915	2,570	-	2,570	3,049
Impairment of loans & receivables	73	(368)	-	(368)	-
	4,988	2,202	-	2,202	3,049
Financial liabilities at amortised cost					
Interest expense	78,020	73,086	-	73,086	-
Interest rate swap income	1,673	3,838	-	3,838	-
Amortisation expense	27,096	14,995	-	14,995	-
Write-off of debt issuance costs	-	15,535	-	15,535	-
Exchange gain	489	118	-	118	-
	107,278	107,572	-	107,572	-
Financial liabilities at fair value through profit & loss					
Changes in fair value of financial liabilities designated as at fair value through profit or loss	(1,834)	1,877	-	1,877	-
	(1,834)	1,877	-	1,877	-

7. PROFIT FOR THE YEAR (CONTINUED)

(c) Employee benefit expenses:

	Consolidated				Parent
	Continuing		Discontinued	Total	Continuing
	2007	2006	2006	2006	2007
	US$'000	US$'000	US$'000	US$'000	US$'000
Post employment benefits					
Defined contribution plans	(13,674)	(6,928)	-	(6,928)	-
Defined benefit plans	(372)	679	-	679	-
Share-based payments:					
Equity-settled share-based payments	(775)	(7,228)	-	(7,228)	(231)
Termination benefits	(1,525)	(2,748)	-	(2,748)	-
Other employee benefits	(79,872)	(76,777)	(329)	(77,106)	-
	(96,218)	(93,002)	(329)	(93,331)	(231)

(d) Other:

	Consolidated				Parent
	Continuing		Discontinued	Total	Continuing
	2007	2006	2006	2006	2007
	US$'000	US$'000	US$'000	US$'000	US$'000
Depreciation of non-current assets	(57,153)	(48,752)	(674)	(49,426)	-
Amortisation of non-current assets	(2,695)	(346)	-	(346)	-
Impairment of fixed assets	-	(7,664)	-	(7,664)	-
Operating lease rental expense	(24,192)	(12,518)	-	(12,518)	-
Restructuring costs	(5,584)	(8,341)	-	(8,341)	-

8. INCOME TAXES

Income tax expense is as follows:

	Consolidated 2007 US$'000	Consolidated 2006 US$'000	Parent 2007 US$'000
Income tax expense:			
Current tax expense (benefit)	57,020	51,815	(5,814)
Adjustments recognised in the current year in relation to the current tax of prior years	(10,215)	3,036	-
Deferred tax expense (benefit)	8,140	(47,889)	2,826
	54,945	6,962	(2,988)
Income tax is attributable to:			
Profit (loss) from continuing operations	54,945	8,736	(2,988)
(Loss) from discontinuing operations	-	(1,774)	-
	54,945	6,962	(2,988)
(a) The prima facie income tax expense (income) on pre-tax accounting profit reconciles to the income tax expense in the financial statements as follows:			
Profit (loss) from continuing operations	136,060	(73,912)	4,521
(Loss) from discontinued operations	-	(8,097)	-
Profit (loss) from operations	136,060	(82,009)	4,521
Income tax benefit calculated at US rate of 35%	-	(28,703)	-
Income tax expense of U.S.	-	2,494	-
Income tax expense calculated at Australian rate of 30%	40,818	-	1,356
Impact of higher rate tax countries	3,739	-	-
Impact of lower rate tax countries	(3,425)	-	-
Net nondeductible/nonassessable items	7,820	(233)	188
Utilisation of losses not previously recognised	(2,532)	-	-
Unrecognised tax losses	-	11,268	
Income subject to double taxation in the U.S.	17,745	19,100	-
Unutilised foreign tax credits	2,381	-	-
Recognition of deferred tax assets arising in prior years	(2,210)	-	-
Deduction of foreign taxes	(5,314)	-	-
Effect of transactions within the tax-consolidated group that are exempt from taxation	-	-	(4,532)
Other	6,137	-	-
	65,160	3,926	(2,988)
(Over) under provision	(10,215)	3,036	-
	54,945	6,962	(2,988)

8. INCOME TAXES (CONTINUED)

(b) Income tax recognised directly in equity during the period

The following current and deferred amounts were charged (credited) directly to equity during the period:

	Consolidated		Parent
	2007 US$'000	2006 US$'000	2007 US$'000
Deferred tax:			
Actuarial movements on defined benefit plans	(7,954)	(2,344)	-
Share issue costs	18,778	-	18,778
Cash flow hedges	4,097	838	-
	14,921	(1,506)	18,778
(c) Current tax assets and liabilities			
Current tax assets:			
Income tax receivable attributable to:			
Parent	-	-	-
Other entities in the tax consolidated group	-	-	-
Other entities	9,918	8,267	-
	9,918	8,267	-
Current tax liabilities:			
Income tax payable attributable to:			
Parent	(5,768)	-	(5,768)
Other entities in the tax consolidated group	13,045	-	13,045
Other entities	18,046	29,316	-
	25,323	29,316	7,277
(d) Deferred tax balances			
Deferred tax comprises:			
Temporary differences	20,170	23,546	15,999
Tax losses	3,902	921	-
	24,072	24,467	15,999

8. INCOME TAXES (CONTINUED)

	Consolidated						
2007	Opening balance US$'000	Charged to income US$'000	Foreign exchange differences	Acquired/ disposed US$'000	Other US$'000	Charged to equity US$'000	Closing balance US$'000
Deferred tax assets (liabilities)							
Property, plant and equipment	(19,050)	(5,135)	2,217	(1,785)	-	-	(23,753)
Provisions	4,739	(50)	(551)	-	-	-	4,138
Doubtful debts	3,306	(2,796)	(385)	-	-	-	125
Intangibles	(3,942)	(1,628)	459	(2,711)	-	-	(7,822)
Acquisitions and restructuring costs	13,333	(702)	(1,551)	-	-	-	11,080
Share-issue expenses	123	(2,826)	-	-	47	18,778	16,122
Accrued liabilities	6,311	3,654	(734)	-	-	-	9,231
Pension	8,176	1,652	(951)	-	-	(7,954)	923
Debt and interest	5,001	269	(582)	-	-	-	4,688
Hedge loss	838	-	-	-	-	4,097	4,935
Unearned revenues	(1,140)	(162)	133	-	-	-	(1,169)
Inventory	3,572	(180)	(416)	-	-	-	2,976
Investments in subsidiaries	(2,057)	1,221	239	-	-	-	(597)
Other	4,336	(4,546)	(496)	-	-	-	(705)
	23,546	(11,229)	(2,619)	(4,496)	47	14,921	20,170
Unused tax losses and credits:							
Tax losses	921	3,088	(107)	-	-	-	3,902
	24,467	(8,140)	(2,726)	(4,496)	47	14,921	24,072

Presented in the balance sheet as follows:

Deferred tax liability	(7,632)
Deferred tax asset	31,391
Directly associated with assets held for sale	313
	24,072

8. INCOME TAXES (CONTINUED)

	Consolidated						
2006	Opening balance US$'000	Charged to income US$'000	Foreign exchange differences	Acquired/ disposed US$'000	Other US$'000	Charged to equity US$'000	Closing balance US$'000
Deferred tax assets/(liabilities)							
Property, plant and equipment	(35,520)	21,611	-	(2,430)	(2,711)	-	(19,050)
Provisions	9,023	(4,284)	-	-	-	-	4,739
Doubtful debts	108	3,198	-	-	-	-	3,306
Intangibles	(1,012)	100	-	(3,031)	-	-	(3,942)
Acquisitions and restructuring costs	-	13,333	-	-	-	-	13,333
Share issue costs	-	123	-	-	-	-	123
Accrued liabilities	-	6,311	-	-	-	-	6,311
Pension	14,457	(3,937)	-	-	-	(2,344)	8,176
Debt and interest	-	5,001	-	-	-	-	5,001
Hedge loss	3,370	(3,370)	-	-	-	838	838
Unearned revenues	-	(1,140)	-	-	-	-	(1,140)
Inventory	1,816	2,005	-	(249)	-	-	3,572
Investments in subsidiaries	(1,496)	(561)	-	-	-	-	(2,057)
Other	(5,007)	9,914	(955)	-	385	-	4,336
	(14,261)	48,304	(955)	(5,710)	(2,327)	(1,506)	23,546
Unused tax losses and credits:							
Tax losses	1,336	(415)	-	-	-	-	921
	(12,925)	47,889	(955)	(5,710)	(2,327)	(1,506)	24,467

Presented in the balance sheet as follows:	
Deferred tax liability	(2,531)
Deferred tax asset	26,998
	24,467

(i) This is a purchase price adjustment to the fair value of assets acquired in 2005 - refer to Note 14.

	Parent				
2007	Opening Balance US$'000	Charged to Income US$'000	Other US$'000	Charged to Equity US$'000	Closing Balance US$'000
Deferred tax assets					
Share issue costs	-	(2,826)	47	18,778	15,999
	-	(2,826)	47	18,778	15,999

Presented in the balance sheet as follows:	
Deferred tax liability	-
Deferred tax asset	15,999
	15,999

8. INCOME TAXES (CONTINUED)

	Consolidated 2007 US$'000	Consolidated 2006 US$'000
Unrecognised deferred tax assets		
Tax losses - revenue	3,971	7,337
Unused tax credits	48,871	36,441
	52,842	43,778

The Parent and its wholly-owned Australian resident entities became part of the same tax-consolidated group with effect from 12 April 2007 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Boart Longyear Limited. Boart Longyear Limited and Boart Longyear Management Pty Ltd will elect to form a tax-consolidated group from 2 January 2007. Votraint No. 1609 Pty Ltd will also elect to form a tax-consolidated group from 1 August 2006, which corresponds with the acquisition of Northwest Drilling Limited. Other Australian entities have joined the Votraint No. 1609 Pty Ltd tax-consolidated group as they have been acquired by Votraint No. 1609 Pty Ltd. The Votraint tax-consolidated group and other Australian entities joined the Boart Longyear Limited tax-consolidated group upon their acquisition by Boart Longyear Limited on 12 April 2007. Companies within the US group also form a tax-consolidated group within the United States. Certain companies within the Dutch group have also formed a tax-consolidated group within the Netherlands.

Entities within the tax-consolidated groups have entered into tax-funding arrangements and tax-sharing agreements with the head entities. Under the terms of the tax-funding arrangements, the tax-consolidated groups and each of the entities within those tax-consolidated groups agree to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Such amounts are reflected in amounts receivable or payable to other entities in the tax-consolidated groups.

9. TRADE AND OTHER RECEIVABLES

	Consolidated 2007 US$'000	Consolidated 2006 US$'000	Parent 2007 US$'000
Trade receivables	237,345	220,105	-
Allowance for doubtful accounts	(3,425)	(4,169)	-
Goods and services tax receivable	9,034	9,949	-
Other receivables	258	1,000	67
Intercompany receivable	-	-	60,762
	243,212	226,885	60,829

The aging of trade receivables is detailed below:

	Consolidated 2007 US$'000	Consolidated 2006 US$'000
Current	172,535	155,538
Past due 0 - 30 days	48,097	40,248
Past due 31 - 60 days	9,180	10,645
Past due 61-90 days	5,619	4,448
Past due 90 days	1,914	9,226
	237,345	220,105

9. TRADE AND OTHER RECEIVABLES (CONTINUED)

The movement in the allowance for doubtful accounts in respect of trade receivables is detailed below:

	Consolidated	
	2007	2006
	US$'000	US$'000
Opening Balance	4,169	8,765
Additional provisions	89	657
Amounts used	(1,099)	(4,585)
Amounts reversed	(16)	(1,025)
Transferred to held for sale	(45)	-
Foreign currency exchange differences	327	357
Closing balance	3,425	4,169

The average credit period on sales of goods is 57 days. No interest is charged on trade receivables.

The Group's policy requires customers to pay the Group in accordance with agreed payment terms. The Group's settlement terms are generally 30 to 60 days from date of invoice. All credit and recovery risk associated with trade receivables has been provided for in the balance sheet. Trade receivables have been aged according to their original due date in the above aging analysis. The Group holds security for a number of trade receivables in the form of letters of credit, deposits, and advanced payments.

The Group has used the following basis to assess the allowance loss for trade receivables and as a result is unable to specifically allocate the allowance to the aging categories shown above:

- a general provision based on historical bad debt experience;
- the general economic conditions in specific geographical regions;
- an individual account by account specific risk assessment based on past credit history; and
- any prior knowledge of debtor insolvency or other credit risk.

10. INVENTORIES

	Consolidated	
	2007	2006
	US$'000	US$'000
At cost:		
Raw materials	34,094	17,925
Work in progress	17,896	15,537
Finished products	124,275	100,183
	176,265	133,645

11. FINANCIAL INSTRUMENTS

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balances.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in Note 16, cash and cash equivalents and equity attributable to equity holders of the Parent, comprising issued capital, reserves, other equity and retained earnings (accumulated losses) as disclosed in Notes 19, 20, 22 and 21 respectively.

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3 to the financial statements.

Categories of financial instruments

	Consolidated		Parent
	2007	2006	2007
Financial Assets	US$'000	US$'000	US$'000
Current			
Loans and Receivables:			
Cash & cash equivalents	87,548	26,547	1,087
Trade receivables	243,212	226,885	60,829
Other financial assets	604	2,222	-
Current tax receivable	9,918	8,267	-
	341,282	263,921	61,916
Non-current			
Other financial assets:			
Fair value through profit or loss designated as at FVTPL	-	3,911	-
Investments carried at cost:			
Investments in subsidiaries	-	-	2,175,180

11. FINANCIAL INSTRUMENTS (CONTINUED)

Categories of financial instruments (continued)

	Consolidated		Parent
	2007	2006	2007
Financial Liabilities	US$'000	US$'000	US$'000
Current			
Amortised cost:			
Trade and other payables	244,685	238,691	8,533
Loans and borrowings	6,543	11,884	-
Current tax payable	25,323	29,316	7,277
Provisions for:			
Warranty	1,665	785	-
Restructuring and termination costs	1,941	7,512	-
Earnout agreements	-	11,415	-
	280,157	299,603	15,810
Non-current			
Amortised cost:			
Trade payables	200	686	-
Loans and borrowings	650,170	1,275,697	-
	650,370	1,276,383	-
Other financial liabilities:			
Derivative instruments in designated hedge accounting relationships	12,985	2,300	-

At the reporting date there are no significant concentrations of credit risk. The carrying amount reflected above represents the Group's and the Parent's maximum exposure to credit risk for such loans and receivables.

Financial risk management objectives

The Group's corporate treasury function provides services to the business, coordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposures by degree and magnitude of risks. These risks include market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

The Group seeks to minimise the effects of these risks, where deemed appropriate, by using derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by the Group's policies approved by the board of directors, which provide written principles on foreign exchange risk and interest rate risk. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Market risk

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates (Note 3(k)). The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including:

- foreign exchange forward contracts to hedge the exchange rate risk arising from transactions not recorded in an entity's functional currency;
- interest rate swaps to mitigate the risk of rising interest rates.

11. FINANCIAL INSTRUMENTS (CONTINUED)

Foreign currency risk management

The Group undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The carrying amount of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date is as follows:

	Liabilities		Assets	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Australian Dollar	21,474	1,368	45,020	42,553
Canadian Dollar	43,203	58,296	15,404	52,564
Euro	2,145	6,042	7,681	30,990
South African Rand	21,668	934	23,418	22,853

Foreign currency sensitivity

The Group is mainly exposed to Australian Dollars (AUD), Canadian Dollars (CAD), the Euro (EUR) and South African Rand (ZAR) as these are the functional currencies of the main operating entities outside of the United States. Except for the Canadian operations, these entities transact primarily in their functional currency and do not have significant foreign currency exposures due to outstanding foreign currency denominated items. These entities are also exposed to translation differences as the Group's presentation currency is different to the functional currency of the operating entity.

At 31 December 2007, if the currencies set out in the table below, weakened against the US dollar by the percentage shown, with all other variables held constant, net profit for the year and net assets as at 31 December 2007 would increase (decrease) by:

	AUD Impact		CAD Impact	
	Consolidated		Consolidated	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Net profit	(6,502)	(2,459)	(9,107)	(6,782)
Net assets	16,112	(16,314)	(6,851)	4,059
Change in currency 1	10%	10%	15%	15%

	EUR Impact		ZAR Impact	
	Consolidated		Consolidated	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Net profit	760	(1,220)	(91)	505
Net assets	(1,718)	5,020	(873)	(1,504)
Change in currency 1	11%	11%	7%	7%

(1) This has been based on the change in the exchange rate against the US dollar in the financial year ended 31 December 2007 and 31 December 2006.

The sensitivity analysis has been based on the sensitivity rates used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the possible change in foreign exchange rates based on historical volatility.

The Parent has no significant exposure to foreign currencies at the reporting date. The Group's sensitivity to certain foreign currency denominated loans has decreased during the current period mainly due to the retirement of these instruments and due to current hedging activity.

In management's opinion, the sensitivity analysis is not fully representative of the inherent foreign exchange risk as the year end exposure does not necessarily reflect the exposure during the course of the year.

11. FINANCIAL INSTRUMENTS (CONTINUED)

Forward foreign exchange contracts

The following table details the forward foreign currency contracts outstanding as at the reporting date:

Outstanding contracts	Average exchange rate		Foreign currency		Contract value		Fair value	
	2007	2006	2007 FC'000	2006 FC'000	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Consolidated								
Sell - CAD								
Less than 3 months	0.9805	-	63,730	-	65,000	-	-	-

The Group has entered into contracts to hedge the foreign currency exposure it has on United States dollar denominated loans in Canada. The Group has entered into forward foreign exchange contracts (for terms not exceeding 9 months) to hedge the exchange rate risk arising from these anticipated future transactions, which are designated as cash flow hedges.

Interest rate risk management

The Parent and the Group are exposed to interest rate risk as entities within the Group borrow funds at both fixed and floating interest rates. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, by the use of interest rate swap contracts. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite, The Parent's and the Group's exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivative and non-derivative instruments at the reporting date and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. A 100 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management's assessment of the possible change in interest rates.

At the reporting date, if interest rates had been 100 basis points higher or lower and all other variables were held constant, the Group's:

- profit before tax would increase/decrease by $2,720,000 (2006: decrease/increase by $3,555,000). This is mainly attributable to the Group's exposure to interest rates on its variable rate borrowings.
- other equity reserves would increase/decrease by $10,167,000 (2006: increase/decrease by $13,908,000) mainly as a result of the Group's exposure to interest rates on its interest rate swap contracts that are in a cash flow hedge relationship.

Interest rate swap contracts

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt held. The fair value of interest rate swaps at the reporting date is determined by discounting the future cash flows using the LIBOR curve at reporting date and the credit risk inherent in the contract, and are disclosed below. The average interest rate is based on the outstanding balances at the start of the financial year.

11. FINANCIAL INSTRUMENTS (CONTINUED)

Interest rate swap contracts (continued)

The following tables detail the notional principal amounts and the remaining terms of interest rate swap contracts outstanding as at reporting date.

Outstanding floating for fixed contracts	Average contracted fixed interest rate		Notional principal amount		Fair value	
	2007 %	2006 %	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Consolidated						
1 to 2 years	-	4.5075%	-	155,000	-	1,877
2 to 5 years	5.1825%	5.1825%	378,000	787,500	(12,985)	(2,205)
			378,000	942,500	(12,985)	(328)

The interest rate swaps settle on a quarterly basis. The floating rate on the interest rate swaps is 90-day USD LIBOR. The Group settles the difference between the fixed and floating interest rate on a net basis.

All interest rate swap contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce the Group's cash flow exposure resulting from variable rates on borrowings. The interest rate swaps and the interest payments on the loan occur simultaneously and the amount deferred in equity is recognised in profit or loss over the period of the loan.

Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Except as detailed in the following table, the carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group's maximum exposure to credit risk without taking account of the value of any collateral obtained.

Financial assets and other credit exposures	Maximum credit risk	
	2007 US$'000	2006 US$'000
Consolidated		
Performance guarantees provided including letter of credits	19,930	39,095

Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Treasurer and board of directors, who have built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity management requirements.

11. FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity risk management (continued)

The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Included in Note 16 is a listing of additional undrawn facilities that the Group has at its disposal to further reduce liquidity risk.

Liquidity and interest risk tables

The following tables detail the Parent's and the Group's remaining contractual maturity for its non-derivative financial liabilities. The tables have been presented based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group may be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the maturity analysis which are not included in the carrying amount of the balance sheet.

Consolidated

	Weighted average effective interest rate %	Less than 1 month US$'000	1 to 3 months US$'000	3 months to 1 year US$'000	1 - 5 years US$'000	5+ years US$'000	Adjust-ment US$'000	Total US$'000
2007								
Non-interest bearing payables	-	146,811	97,874	-	200	-	-	244,885
Provisions for:								
Warranty	-	555	1,110	-	-	-	-	1,665
Restructuring and termination costs	-	162	324	1,455	-	-	-	1,941
Finance lease liability	8.3%	47	95	3,464	4,781	-	(1,518)	6,869
Variable interest rate instruments	5.9%	3,208	6,415	28,869	730,688	-	(123,342)	645,838
Fixed interest rate instruments	6.0%	20	40	3,685	591	-	(330)	4,006
		150,803	105,858	37,473	736,260	-	(125,190)	905,204
2006								
Non-interest bearing payables	-	143,215	95,476	-	686	-	-	239,377
Provisions for:								
Warranty	-	262	523	-	-	-	-	785
Restructuring and termination costs	-	626	1,252	5,634	-	-	-	7,512
Earnout agreements	-	-	11,415	-	-	-	-	11,415
Finance lease liability	8.3%	57	114	3,223	6,924	-	(2,059)	8,259
Variable interest rate instruments	10.3%	20,158	21,740	277,571	410,875	1,136,398	(587,420)	1,279,322
		164,318	130,520	286,428	418,485	1,136,398	(589,479)	1,546,670

11. FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity and interest risk tables (continued)

Parent

	Weighted average effective interest rate %	Less than 1 month US$'000	1 to 3 months US$'000	3 months to 1 year US$'000	1 - 5 years US$'000	5+ years US$'000	Adjust-ment US$'000	Total US$'000
2007								
Non-interest bearing payables	-	5,119	3,414	-	-	-	-	8,533
		5,119	3,414	-	-	-	-	8,533

The following table details the Parent's and the Group's expected maturity for its non-derivative financial assets. The tables below have been presented based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets except where the Parent or Group anticipates that the cash flow will occur in a different period. The adjustment column represents the possible future cash flows attributable to the instrument included in the maturity analysis which are not included in the carrying amount of the financial asset on the balance sheet.

Consolidated

	Less than 1 month US$'000	1 to 3 months US$'000	3 months to 1 year US$'000	1 - 5 years US$'000	5+ years US$'000	Adjust-ment US$'000	Total US$'000
2007							
Non-interest bearing receivables	128,006	115,206	-	-	-	-	243,212
Cash	87,548	-	-	-	-	-	87,548
	215,554	115,206	-	-	-	-	330,760
2006							
Non-interest bearing receivables	119,413	107,472	-	-	-	-	226,885
Cash	26,547	-	-	-	-	-	26,547
	145,960	107,472	-	-	-	-	253,432

11. FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity and interest risk tables (continued)

Parent

	Less than 1 month US$'000	1 to 3 months US$'000	3 months to 1 year US$'000	1 - 5 years US$'000	5+ years US$'000	Adjust-ment US$'000	Total US$'000
2007							
Non-interest bearing receivables	36,497	24,332	-	-	-	-	60,829
Cash	1,087	-	-	-	-	-	1,087
	37,584	24,332	-	-	-	-	61,916

The following table details the Group's liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted net cash inflows/(outflows) on the derivative instrument that settle on a net basis and the undiscounted gross inflows (outflows) on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	Less than 1 month US$'000	1-3 months US$'000	3 months to 1 year US$'000	1-5 years US$'000	Total US$'000
2007					
Interest rate swaps	-	(12,985)	-	-	(12,985)
2006					
Interest rate swaps	-	-	-	(328)	(328)
Forward exchange contracts	-	(95)	-	-	(95)
Gold option	-	-	2,034	-	2,034
	-	(95)	2,034	(328)	1,611

Fair value of financial instruments

The fair values of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices
- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions
- the fair value of derivative instruments are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial statements approximate their fair values.

12. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		
	Land and Buildings US$'000	Plant and Equipment US$'000	Total US$'000
Gross carrying amount			
Balance at 1 January 2006	47,619	234,764	282,383
Additions	11,731	63,591	75,322
Acquisitions through business combinations	803	47,603	48,406
Disposal of assets	(24,575)	(49,870)	(74,445)
Adjustments to business combinations accounted for on a provisional basis in 2005	-	(10,457)	(10,457)
Currency movements	465	13,374	13,839
Balance at 1 January 2007	36,043	299,005	335,048
Additions	6,587	122,402	128,989
Acquisitions through business combinations	4	18,546	18,550
Disposal of assets	(784)	(31,198)	(31,982)
Transfer to held for sale	-	(969)	(969)
Currency movements	2,979	45,164	48,143
Balance at 31 December 2007	44,829	452,950	497,779
Accumulated depreciation and impairment:			
Balance at 1 January 2006	(1,046)	(24,804)	(25,850)
Depreciation for the year	(1,174)	(48,252)	(49,426)
Impairment of assets	-	(7,664)	(7,664)
Disposal of assets	1,048	7,149	8,197
Currency movements	(482)	(7,522)	(8,004)
Balance at 1 January 2007	(1,654)	(81,093)	(82,747)
Depreciation for the year	(999)	(56,154)	(57,153)
Disposal of assets	223	24,125	24,348
Transfer to held for sale	-	459	459
Currency movements	(1,691)	(22,635)	(24,326)
Balance at 31 December 2007	(4,121)	(135,298)	(139,419)
Net book value at 31 December 2006	**34,389**	**217,912**	**252,301**
Net book value at 31 December 2007	**40,708**	**317,652**	**358,360**

12. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Tangible property, plant and equipment includes machinery equipment, office equipment, furniture and fixtures, and vehicles, which are substantially freehold. The net book value of property, plant and equipment at 31 December 2007 and 2006 includes an amount of $6,060,000 and $8,202,000, respectively, related to assets held under finance leases.

During 2007, the Group sold the MCE Australia business, as well as the Diamond Blades and Interfels businesses. These sales included net book value of property, plant and equipment of $56,000, $148,150 and $30,000, respectively. The Group also disposed of its Zimbabwe and Calulo Drilling (Pty) Ltd businesses which had no property, plant and equipment.

During 2006, the Group sold the Hardmaterials and Softrock tools division and the MCE Poland business. These sales included net book value of property, plant and equipment of $51,209,000 and $2,010,000, respectively.

13. GOODWILL

	Consolidated Goodwill US$'000
Gross carrying amount:	
Balance at 1 January 2006	1,366
Additions - through business combinations	122,253
Currency movements	1,717
Balance at 31 December 2006	125,336
Balance at 1 January 2007	125,336
Additions - purchase acquisitions	62,276
Adjustments to business combinations accounted for on a provisional basis in 2006	3,602
Currency movements	14,972
Balance at 31 December 2007	206,186

Allocation of goodwill to cash-generating units

Goodwill has been allocated for impairment testing purposes to individual cash generating units. The carrying amount of goodwill by geographic segment allocated to cash-generating units that are significant individually or in aggregate is as follows:

	2007 US$'000	2006 US$'000
Australia and Asia	125,696	80,163
South America	31,572	-
North America	48,918	45,173
	206,186	125,336

13. GOODWILL (CONTINUED)

The carrying amount of goodwill is tested for impairment annually at 31 October and whenever there is an indicator that the asset may be impaired. If an asset is impaired, it is written down to its recoverable amount. The recoverable amount is based on a value in use calculation using cash flow projections based on financial forecasts over a 5-year period with a terminal value. Key assumptions used for impairment testing for 31 October 2007 include a post-tax discount rate of 11.5%, expected future profits and a future annual growth rate of 5% for the first 5 years and a terminal value. Sensitivity analysis is used to determine whether the carrying value is supported by different assumptions.

Management believes that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of those cash generating units at 31 December 2007.

14. OTHER INTANGIBLE ASSETS

	Consolidated				
	Trademarks US$'000	Patents US$'000	Customer relationships US$'000	Development assets US$'000	Total US$'000
Gross carrying amount:					
Balance at 1 January 2006	7,192	3,937	-	881	12,010
Additions - through business combinations	-	-	11,407	-	11,407
Additions	-	-	-	1,561	1,561
Adjustment to business combinations accounted for on a provisional basis in 2005 [1]	8,510	4,658	-	-	13,168
Adjustment to purchase price of past business combinations [2]	(13,714)	(7,505)	-	-	(21,219)
Currency movements	-	-	282	-	282
Balance at 31 December 2006	1,988	1,090	11,689	2,442	17,209
Balance at 1 January 2007	1,988	1,090	11,689	2,442	17,209
Additions - through business combinations	-	-	10,460	-	10,460
Additions	-	-	-	3,032	3,032
Currency movements	-	-	2,395	-	2,395
Balance at 31 December 2007	1,988	1,090	24,544	5,474	33,096
Accumulated amortisation:					
Balance at 1 January 2006	(149)	(163)	-	(59)	(371)
Amortisation for the period	-	(108)	(301)	(163)	(572)
Adjustment of prior year amortisation [1]	108	118	-	-	226
Balance at 31 December 2006	(41)	(153)	(301)	(222)	(717)
Balance at 1 January 2007	(41)	(153)	(301)	(222)	(717)
Amortisation for the period	-	(144)	(2,186)	(365)	(2,695)
Currency movements	-	-	(206)	-	(206)
Balance at 31 December 2007	(41)	(297)	(2,693)	(587)	(3,618)
Net book value at 31 December 2006	1,947	937	11,388	2,220	16,492
Net book value at 31 December 2007	1,947	793	21,851	4,887	29,478

1. During 2006, the Group finalised the purchase price allocations related to the purchase of the Group from Anglo American plc ("Anglo") by Advent International ("Advent"). The Group identified $10,457,000 of property, plant and equipment that was deemed to have been impaired at the date of the acquisition. The impairment of $10,457,000 was determined to have existed as of the date of acquisition. Accordingly, the Group has reallocated the purchase price from property, plant and equipment to a corresponding increase in other intangible assets. In addition, deferred tax assets decreased in 2006 by approximately $2,711,000 due to adjustments to temporary differences existing at the acquisition date.
2. On 29 July 2005, the Group was acquired from Anglo by Advent. On 22 June 2006, Anglo paid the Group $21,219,000 with regard to the final purchase price adjustment for the acquisition, resulting in a net decrease to the purchase price and a corresponding reduction of other intangible assets.

As a result of these fair value adjustments, the Group adjusted the amortisation previously recorded, resulting in a reduction of amortisation expense of $226,000 that was recorded in 2006.

15. TRADE AND OTHER PAYABLES

	Consolidated		Parent
	2007	2006	2007
	US$'000	US$'000	US$'000
Current			
Trade payables	152,073	115,170	-
Accrued payroll and benefits	54,754	53,274	-
Deferred business combination consideration	-	38,364	-
Goods and services tax payable	6,433	8,071	-
Professional fees	2,376	5,189	290
Other sundry payables and accruals	29,049	18,623	8,243
	244,685	238,691	8,533
Non-current			
Trade and other payables	200	686	-
	200	686	-

The average credit period on purchases of certain goods is 45 days. No interest is charged on the trade payables for this period. Thereafter, various percentages of interest may be charged on the outstanding balance based on the terms of the specific contracts. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

16. BORROWINGS

	Consolidated	
	2007	2006
	US$'000	US$'000
Unsecured - at amortised cost		
Current		
Bank loans	3,505	-
Non-current		
Bank loans (i) (ii)	645,838	200,000
Other liabilities	501	-
Secured - at amortised cost		
Current		
Bank overdrafts	-	9,173
Finance lease liabilities	3,038	2,711
Non-current		
Bank loans (ii)	-	1,070,149
Finance lease liabilities (iii)	3,831	5,548
	656,713	1,287,581
Disclosed in the financials statements as:		
Current borrowings	6,543	11,884
Non-current borrowings	650,170	1,275,697
	656,713	1,287,581

(i) As at 31 December 2007, bank loans consist of variable rate loans with a consortium of banks with maturity dates of 2010 and 2012. The interest rates on the loans are based on a base rate plus applicable margin. The base rate is generally based on USD LIBOR rates, while the margin is determined based on leverage according to a pricing grid. As at 31 December 2007, the rates ranged from USD LIBOR + 0.65% to USD LIBOR + 0.75% (5.53% to 5.63%). The Group hedges a portion of its exposure to floating rates under the loans via an interest rate swap, exchanging variable rate interest payments for fixed rate interest payments. As of 31 December 2007, $378,000,000 notional amount of floating rate interest rates were swapped to fixed at a base rate of 5.1825%. The Group's borrowings contain covenants and restrictions requiring the Group to meet certain financial ratios and reporting requirements. Noncompliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the associated debt becoming immediately due and payable. The directors believe that the Group is in compliance with the debt covenants as at 31 December 2007. Bank facilities include a revolver of $200,000,000, which is undrawn as at 31 December 2007, but of which only $188,857,000 can be drawn because of outstanding letters of credit. The loans are guaranteed by certain subsidiaries of the Group. See Note 26 for a listing of subsidiary guarantors.

(ii) As at 31 December 2006, bank loans consist of a First Lien term loan, a Second Lien term loan, an unsecured loan and a revolver with maturity periods of 6 months to 7 years. The interest rates on the loans ranged from USD LIBOR plus 3.25% to USD LIBOR plus 8.5% (8.62% to 13.86% as at 31 December 2006). The Group hedged a portion of its exposure to floating rates under the loans via an interest rate swap, exchanging variable rate interest payments for fixed rate interest payments. As at 31 December 2006, $787,500,000 and $155,000,000 notional amounts of floating rate interest rates were swapped to fixed at a base rate of 5.1825% and 4.5075%, respectively. Bank loans included a revolver of $100,000,000, which had $30,000,000 drawn as at 31 December 2006. The First and Second Lien Term loans were guaranteed by certain subsidiaries of the Group.

(iii) Secured by the assets leased. The borrowings have interest rates ranging from 5.77% to 10.77%, with repayment periods not exceeding 4 years.

17. PROVISIONS

	Consolidated 2007 US$'000	Consolidated 2006 US$'000
Current		
Employee benefits	10,712	8,830
Warranty (i)	1,665	785
Restructuring and termination costs (ii)	1,941	7,512
Earnout agreements (iii)	-	11,415
	14,318	28,542
Non-current		
Employee benefits	1,895	1,363
Pension and post-retirement benefits (Note 18)	20,584	36,423
	22,479	37,786
	36,797	66,328

The changes in the provisions for the year ended 31 December 2007 are as follows:

	Consolidated		
	Warranty (i) US$'000	Restructuring and termination costs (ii) US$'000	Earnout agreements (iii) US$'000
Balance at 1 January 2007	785	7,512	11,415
Additional provisions recognised	1,637	1,431	229
Reductions arising from payments/other sacrifices of future economic benefits	(927)	(6,612)	(12,286)
Reductions resulting from re-measurement or settlement without cost	-	(616)	(277)
Foreign exchange	170	226	919
Balance at 31 December 2007	1,665	1,941	-

(i) The provision for warranty claims represents the present value of management's best estimate of the future outflow of economic benefits that will be required under the Group's warranty program. The estimate has been made on the basis of historical warranty trends.

(ii) The provision for restructuring and termination costs represents the present value of management's best estimate of the costs directly and necessarily caused by the restructuring that are not associated with the ongoing activities of the entity, including termination benefits and onerous leases.

(iii) The provision for earnouts consists of contingent consideration granted to employees in purchase agreements and any related employee contracts. If contingent consideration is, in substance, deemed to be payment for businesses acquired, the amount is treated as additional purchase price consideration.

18. PENSION AND POSTRETIREMENT BENEFITS

The Parent has no employees and therefore does not support any defined benefit post-employment plans. Accordingly, the disclosures detailed below relate to the Group.

Pension and Postretirement Medical Commitments

The Group operates defined contribution and defined benefit pension plans for the majority of its employees. It also operates postretirement medical arrangements in Southern Africa and North America. The policy for accounting for pensions and postretirement benefits is included in Note 3(o).

The assets of the defined contribution plans are held separately in independently administered funds. The charge in respect of these plans is calculated on the basis of contributions payable by the Group during the fiscal year.

The majority of the defined benefit pension plans are funded in accordance with minimum funding requirements by local regulators. The assets of these plans are held separately from those of the Group, in independently administered funds, in accordance with statutory requirements or local practice throughout the world.

The postretirement medical arrangements provide health benefits to retired employees and certain dependants. Eligibility for coverage is dependent upon certain criteria. The majority of these plans are unfunded and have been provided for by the Group.

Defined Contribution Plans

Pension costs represent actual contributions paid or payable by the Group to the various plans. At 31 December 2007, and 2006, there were no significant outstanding/prepaid contributions. Group contributions to these plans were $13,674,000 and $6,928,000 for the years ended 31 December 2007, and 2006, respectively.

The Group's operations in the Netherlands participate in an industry-wide pension scheme for the mechanical and electrical engineering industries, known as the PME Fund. Although it is a defined benefit pension plan, the participating employers have no obligation other than to pay set contributions based on benefits accrued by the employees every period. The employers are not obligated to make additional payments to fund deficits, nor have they any right to repayments in the event of surpluses. The Group treats the PME scheme as a defined contribution plan.

Defined Benefit Pension Plans

Full actuarial valuations of the defined benefit pension plans were performed as of various dates and updated to 31 December 2007 by qualified independent actuaries. The estimated market value of the assets of the funded pension plans was $257,362,000 and $239,371,000 at 31 December 2007, and 2006, respectively. The market value of assets was used to determine the funding level of the plans. The market value of the assets of the funded plans was sufficient to cover 104% and 110% in 2007 and 2006, respectively, of the benefits that had accrued to participants after allowing for expected increases in future earnings and pensions. Entities within the Group are paying contributions as required in accordance with local actuarial advice.

As the majority of the defined benefit pension plans are closed to new participants, it is expected that under the projected unit credit method, service cost will increase as the participants age.

Group contributions to these plans were $6,678,000 and $8,730,000 for the years ended 31 December 2007 and 2006, respectively. Contributions in 2008 are expected to be $5,963,000.

18. PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)

The principal assumptions used to determine the actuarial present value of benefit obligations and pension costs are detailed below (shown in weighted averages):

	2007			2006		
	Southern Africa	The Americas	Europe	Southern Africa	The Americas	Europe
Discount rates	8.5%	5.7%	5.3%	8.0%	5.5%	4.4%
Expected average rate of increase in salaries	6.0%	4.4%	3.5%	6.0%	4.5%	3.5%
Expected average rate of increase of pensions in payment	5.3%	-	1.5%	5.0%	-	1.5%
Expected average long term rate of return on plan assets	8.8%	7.9%	6.8%	9.0%	8.0%	6.3%
Expected average increase in healthcare costs (initial)	6.8%	9.0%	-	6.0%	10.0%	-
Expected average increase in healthcare costs (ultimate)	6.8%	5.0%	-	6.0%	5.0%	-

Amounts recognised in profit or loss in respect of these defined benefit plans are as follows:

	2007			2006		
	Pension Plan US$'000	Post-retirement medical Plan US$'000	total US$'000	Pension plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000
Current service cost	4,583	486	5,069	5,409	539	5,948
Interest cost on plan liabilities	12,595	830	13,425	12,138	862	13,000
Past service cost	558	-	558	-	-	-
Expected return on plan assets	(18,394)	-	(18,394)	(18,145)	-	(18,145)
Effects of settlement and curtailment gains	(286)	-	(286)	(730)	(752)	(1,482)
Total charge to profit and loss account	(944)	1,316	372	(1,328)	649	(679)

For the financial year ended 31 December 2007 $141,000 has been included in cost of sales and the remainder in compensation and benefits expense.

18. PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)

The following amounts have been recognised in the statement of recognised income and expense.

	2007			2006		
	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000
Actuarial gains (losses) during the year, net of taxes	(11,478)	1,615	(9,863)	2,787	683	3,470
Adjustments recognised for restrictions on the defined benefit asset	31,756	-	31,756	(1,118)	-	(1,118)
	20,278	1,615	21,893	1,669	683	2,352

In 2001, legislation in South Africa was passed which restricts pension surpluses where they are not expected to give rise to future contribution reductions or refunds because of local restrictions over their use. During 2007, the South African Regulators approved the subsidiary's proposal in respect of the apportionment of the surplus from the plans. At 31 December 2006, the regulators in South Africa had not yet acted on the subsidiary's proposal in respect of the apportionment of the surplus in the plan. As a result, the 31 December 2006 net liabilities shown for South Africa assumed the surplus was unrecoverable. The surplus restriction in South Africa arises where pension surpluses are not expected to give rise to future contribution reductions or refunds because of local restrictions over the use of the surplus. The 2007 net assets shown in respect to South Africa have been adjusted to reflect the approved proposal and an agreement between the subsidiary, the trustees and the members with respect to the apportionment of future surplus. The net asset recorded has certain restrictions on how the surplus can be used. Generally, the funds may only be used to pay pension-related expenses.

The amount included in the balance sheet arising from the Group's obligations in respect of defined benefit plans is as follows:

	2007			2006		
	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000
Present value of funded defined benefit obligations	240,813	-	240,813	211,780	-	211,780
Fair value of plan assets	(257,362)	-	(257,362)	(239,371)	-	(239,371)
	(16,549)	-	(16,549)	(27,591)	-	(27,591)
Present value of unfunded defined benefit obligations	5,855	11,481	17,336	5,807	13,074	18,881
(Surplus) deficit	(10,694)	11,481	787	(21,784)	13,074	(8,710)
Restrictions on assets recognised	-	-	-	45,133	-	45,133
Net liability (asset) arising from defined benefit obligations	(10,694)	11,481	787	23,349	13,074	36,423

18. PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)

Movements in the present value of the defined benefit obligations were as follows:

	2007			2006		
	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000
Opening defined benefit obligation	217,587	13,074	230,661	214,423	14,312	228,735
Current service cost	4,583	486	5,069	5,409	539	5,948
Interest cost	12,595	830	13,425	12,138	862	13,000
Contributions from plan participants	292	179	471	519	293	812
Actuarial losses (gains)	26,717	(2,615)	24,102	6,796	(1,158)	5,638
Past service cost	558	-	558	-	-	-
Losses (gains) on curtailments	(286)	-	(286)	(730)	(752)	(1,482)
Exchange differences on foreign plans	20,216	180	20,396	1,761	(258)	1,503
Benefits paid	(35,594)	(653)	(36,247)	(22,729)	(764)	(23,493)
Closing defined benefit obligation	246,668	11,481	258,149	217,587	13,074	230,661

Changes in the fair value of plan assets were as follows:

	2007			2006		
	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000
Opening fair value plan of assets	239,371	-	239,371	229,291	-	229,291
Expected return on plan assets	18,394	-	18,394	18,144	-	18,144
Actuarial gains	8,973	-	8,973	10,264	-	10,264
Exchange differences on foreign plans	19,248	-	19,248	(4,848)	-	(4,848)
Contributions from the employer	6,678	474	7,152	8,730	471	9,201
Contributions from plan participants	292	179	471	519	293	812
Benefits paid	(35,594)	(653)	(36,247)	(22,729)	(764)	(23,493)
Closing fair value of plan assets	257,362	-	257,362	239,371	-	239,371

18. PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)

The analysis of the plan assets and the expected rate of return at the balance sheet date are as follows:

	2007						
	Southern Africa		The Americas		Europe		
	Rate of Return %	Fair Value US$'000	Rate of Return %	Fair Value US$'000	Rate of Return %	Fair Value US$'000	Total Fair Value US$'000
At 31 December 2007							
Equity	11.5%	48,495	9.5%	70,929	7.8%	31,801	151,225
Bonds	-	-	5.4%	52,193	4.5%	11,742	63,935
Property	-	-	-	-	6.3%	5,382	5,382
Cash	6.5%	26,113	4.0%	9,368	-	-	35,481
Other	-	-	4.0%	1,339	-	-	1,339
Total market value	8.8%	74,608	7.9%	133,829	6.8%	48,925	257,362

	2006						
	Southern Africa		The Americas		Europe		
	Rate of Return %	Fair Value US$'000	Rate of Return %	Fair Value US$'000	Rate of Return %	Fair Value US$'000	Total Fair Value US$'000
At 31 December 2006							
Equity	11.0%	37,383	9.6%	62,928	7.3%	27,660	127,971
Bonds	8.0%	6,473	5.4%	39,536	3.7%	10,948	56,957
Property	11.0%	1,540	-	-	6.3%	4,166	5,706
Cash	6.0%	11,213	4.0%	13,553	-	-	24,766
Investments with asset managers	11.0%	11,821	-	-	-	-	11,821
Other	11.0%	11,001	4.0%	1,149	-	-	12,150
Total market value	9.0%	79,431	8.0%	117,166	6.3%	42,774	239,371

The pension and post-retirement (surplus) deficit by geographic region are as follows:

	Consolidated							
	31 December 2007				31 December 2006			
	Southern Africa	The Americas	Europe	Total	Southern Africa	The Americas	Europe	Total
Postretirement medical plan deficit	2,512	8,969	-	11,481	2,187	10,887	-	13,074
Pension plan (surplus) deficit	(22,309)	3,577	8,038	(10,694)	-	9,795	13,554	23,349
Total (surplus) deficit	(19,797)	12,546	8,038	787	2,187	20,682	13,554	36,423

On 8 December 2003, the Medicare Prescription Drug Improvement and Modernisation Act of 2003 was signed into law in the U.S. The Act introduces a prescription drug benefit beginning 2006 under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that it is at least actuarially equivalent to Medicare Part D. Based on an actuarial analysis of the levels of benefits provided under the Group's Postretirement Welfare Plan, the plan's actuary has concluded that beneficiaries receive drug coverage at least actuarially equivalent to Medicare Part D. The federal subsidy was reflected in costs, reducing the accumulated postretirement benefit obligation by approximately $1,183,000 and $1,470,000 at 31 December 2007 and 2006, respectively. The expense was reduced by approximately $112,000 and $169,000 at 31 December 2007 and 2006, respectively.

18. PENSION AND POST-RETIREMENT BENEFITS (CONTINUED)

	2007			2006		
	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000	Pension Plan US$'000	Post-retirement Medical Plan US$'000	Total US$'000
Fair value of plan assets	257,362	-	257,362	239,371	-	239,371
Present value of defined benefit obligation	(246,669)	(11,481)	(258,150)	(217,587)	(13,074)	(230,661)
Restriction on plan assets	-	-	-	(45,133)	-	(45,133)
Surplus (deficit)	10,693	(11,481)	(788)	(23,349)	-	(23,349)
Experience adjustments on plan liabilities	(36,668)	2,688	(33,980)	(2,324)	929	(1,395)
Experience adjustments on plan assets	8,974	-	8,974	10,265	-	10,265

Assumed healthcare cost trend rates have a significant effect on the amounts recognised in profit or loss. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	2007 US$'000	2006 US$'000
One percentage point increase		
Effect on the aggregate of the service cost and interest cost	214	64
Effect on accumulated post-employment benefit obligation	1,489	1,807
One percentage point decrease		
Effect on the aggregate of the service cost and interest cost	(177)	(51)
Effect on accumulated post-employment benefit obligation	(1,251)	(1,503)

19. ISSUED CAPITAL

Pursuant to its Initial Public Offering ("IPO") in April of 2007 on the ASX, Boart Longyear Limited issued 1,269,158,552 ordinary shares. An additional 216,091,448 ordinary shares were issued to redeem exchangeable notes and an additional 17,595,513 ordinary shares were issued to previous shareholders of RSHI to repurchase RSHI shares surrendered. As a result, total ordinary shares issued as at 31 December 2007 were 1,502,845,513.

However, as the acquisition of RSHI by Boart Longyear Limited was accounted for as a reverse acquisition, the amount recognised for the newly issued equity is equal to the value of the issued equity of RSHI prior to the combination. The difference between the value of the issued equity of RSHI prior to the combination and the actual net proceeds received for the issue of Boart Longyear Limited shares is included within other equity amounts on the balance sheet and summarised in Note 22.

19. ISSUED CAPITAL (CONTINUED)

	Consolidated		Parent	
	2007 US$'000	2006 US$'000	2007 US$'000	2007 Number of shares (000's)
Share Capital				
Ordinary shares, fully paid	479,673	452,331	2,229,776	1,502,846
Movements in ordinary shares				
Balance at beginning of year	452,331	(157)	-	-
Issued during the year to previous holders of equity (net of costs)	27,342	-	27,342	17,596
Issued at float (net of costs)	-		2,202,434	1,485,250
Issued during the year	-	448,359	-	-
Share options issued	-	4,129	-	-
Balance at end of the year	479,673	452,331	2,229,776	1,502,846

20. RESERVES

	Consolidated	
	2007 US$'000	2006 US$'000
Foreign currency translation	30,216	(4,479)
Equity-settled employee benefits	368	7,743
Unrealised losses related to hedging instruments	(8,050)	(1,367)
	22,534	1,897

During the years ended 31 December 2007 and 2006 the changes in each of the respective reserve accounts was as follows:

	Consolidated	
Foreign currency translation	2007 US$'000	2006 US$'000
Balance at beginning of financial year	(4,479)	(7,008)
Exchange differences arising on translation of foreign operations	34,695	2,529
Balance at end of financial year	30,216	(4,479)

20. RESERVES (CONTINUED)

Exchange differences relating to the translation from the functional currencies of the Group's foreign controlled entities into United States dollars are brought to account by entries made directly to the foreign currency translation reserve.

	Consolidated	
	2007	2006
Equity-settled employee benefits	US$'000	US$'000
Balance at beginning of financial year	7,743	515
Share-based compensation expense	775	7,228
Forfeiture of shares	(8,150)	-
Balance at end of financial year	368	7,743

	Consolidated	
	2007	2006
Unrealised losses related to hedging instruments	US$'000	US$'000
Balance at beginning of financial year	(1,367)	-
Unrealised loss on cash flow hedges	(12,453)	(6,043)
Transfer to profit or loss on cash flow hedges	1,673	3,838
Related income tax	4,097	838
Balance at end of financial year	(8,050)	(1,367)

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain of loss on the hedge is recognised in profit or loss when the hedged transaction impacts the profit or loss, or is included as a basis adjustment to the non-financial hedged item, consistent with the applicable accounting policy.

21. RETAINED EARNINGS (ACCUMULATED LOSSES)

During the years ended 31 December 2007 and 2006, the changes in accumulated losses consisted of:

	Consolidated		Parent
	2007 US$'000	2006 US$'000	2007 US$'000
Balance at 1 January	(244,036)	(157,417)	-
Profit (loss) for the period attributable to equity holders of the parent	81,115	(88,971)	7,509
Unrealised actuarial gains on defined benefit plans (net of deferred tax)	21,893	2,352	-
Balance at 31 December	(141,028)	(244,036)	7,509

22. OTHER EQUITY

During the years ended 31 December 2007 and 2006, the changes in other equity consisted of:

	Consolidated	
	2007 US$'000	2006 US$'000
Balance at 1 January	(991,546)	-
Reverse acquisition reserve	-	(991,546)
Cancellation of shares	8,150	-
Proceeds from issuance of shares	2,253,201	-
IPO transaction costs capitalised (net of tax)	(50,766)	-
Payment to redeemable note holders	(1,360,578)	-
Balance at 31 December	(141,539)	(991,546)

23. DIVIDENDS

Consistent with the disclosures made in the Boart Longyear prospectus, the directors did not declare a dividend during the financial year ended 31 December 2007.

On 29 February 2008, the directors determined to pay a dividend of 1.5 US cents (total of $22,543,000) on each of the issued ordinary shares of the Parent. The dividend will be payable on 18 April 2008 to shareholders of record on 20 March 2008. This dividend equates to 35% of consolidated net profit after tax for the half-year ended 31 December 2007. The dividend will be 35% franked.

Below is the combined amount of franking credits available for the next year:

	2007 US$'000	2006 US$'000
Combined franking account balance	7,667	-
Franking credits that will arise from the payment of income tax payable as at 31 December 2007	7,277	-
Adjusted combined franking balance	14,944	-

24. EARNINGS PER SHARE

	Consolidated	
	2007 Cents per share	2006 Cents per share
Basic earnings per share		
From continuing operations	5.4	(5.6)
From discontinued operations	-	-
Total basic earnings per share	5.4	(5.6)
Diluted earnings per share		
From continuing operations	5.4	(5.6)
From discontinued operations	-	-
Total diluted earnings per share	5.4	(5.6)

Basic earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	2007 US$'000	2006 US$'000
Earnings used in the calculation of basic EPS	81,115	(88,971)
Adjustments to exclude loss for the period from discontinued operations	-	6,323
Earnings used in the calculation of basic EPS from continuing operations	81,115	(82,648)

	2007 '000	2006 '000
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,489,057	1,485,250

Diluted earnings per share

The earnings used in the calculation of diluted earnings per share is as follows:

	2007 US$'000	2006 US$'000
Earnings used in the calculation of diluted EPS	81,115	(88,971)
Adjustments to exclude loss for the period from discontinued operations	-	6,323
Earnings used in the calculation of diluted EPS from continuing operations	81,115	(82,648)

24. EARNINGS PER SHARE (CONTINUED)

	2007 ('000)	2006 ('000)
Weighted average number of ordinary shares used in the calculation of basic EPS	1,489,057	1,485,250
Shares deemed to be issued for no consideration in respect of:		
Non-executive director restricted shares	239	-
Shares issued to previous holders of RSHI B shares	1,685	-
LTIP share rights	13	-
Weighted average number of ordinary shares used in the calculation of diluted EPS	1,490,994	1,485,250

Weighted average number of converted, lapsed, or cancelled potential ordinary shares included in the calculation of diluted earnings per share:

	2007 ('000)	2006 ('000)
Shares issued to previous holders of RSHI B shares	1,685	-

25. COMMITMENTS FOR EXPENDITURE

Commitments

The Group has a number of continuing operational and financial commitments in the normal course of business.

	2007 US$'000	2006 US$'000
Capital Commitments		
Purchase commitments for capital expenditures	54,780	25,825

26. CONTINGENT LIABILITIES

Indemnifications

Anglo has agreed to indemnify the Group for 50% of any losses in excess of $250,000 suffered due to unknown environmental matters (up to a maximum of $15,000,000) arising from Group properties formerly owned by Anglo and which are identified within five years of the purchase date on 29 July 2005.

26. CONTINGENT LIABILITIES (CONTINUED)

Letters of credit

Standby letters of credit primarily issued in support of commitments or other obligations as of 31 December 2007 are as follows.

- The Group's subsidiary in Holland, Cooperatief Longyear Holdings UA, has letters of credit in the amounts of $2,500,000, and $359,000 with ABN/Amro for performance bonds with ACE Insurance Company of North America and Demag Cranes, respectively, which expire in July 2008
- One of the Group's subsidiaries in the U.S. has a letter of credit in the amount of $6,834,000 with ABN/Amro for performance guarantees with Chase Equipment Leasing Inc. which expires December 2008.

A summary of the maturity of issued letters of credit is as follows:

	Consolidated 2007 US$'000
Less than one year	9,743
One to three years	1,400
	11,143

26. CONTINGENT LIABILITIES (CONTINUED)

Guarantees

The subsidiaries of the Group provide guarantees within the normal course of business which includes payment guarantees to cover import duties, taxes, performance and completion of contracts. In addition, the Group and certain subsidiaries are guarantors on the Group's loans and borrowings.

A summary of the Group's subsidiaries which are guarantors of the Group's long term debt is as follows:

Country	Entity
Canada	Longyear Canada ULC
	Boart Longyear Alberta Limited
	Boart Longyear Canada
United States	Longyear Holdings, Inc.
	Longyear TM, Inc.
	Boart Longyear Company
	Boart Longyear Consolidated Holdings Inc
	Boart Longyear International Holdings Inc
	Longyear Global Holdings, Inc.
	Resources Services Holdco, Inc.
	Boart Longyear Global Holdco, Inc.
	Prosonic Corporation
Australia	Boart Longyear Limited
	Boart Longyear Management Pty Limited
	Boart Longyear Investments Pty Limited
	Votraint No. 1609 Pty Limited
	North West Drilling Pty Limited
	Drillcorp Limited
	Grimwood Davies Pty Limited
	Boart Longyear Australia Pty Limited
	Boart Longyear Australia Holdings Pty Limited
	A.C.N. 066 301 531 Pty Limited
Europe	Coopertief Longyear Holdings
	Longyear Calulo Holdings BV
	Boart Longyear International BV
	Boart Longyear BV
South Africa	Longyear South Africa (Pty) Limited

Legal Contingencies

The Group is subject to certain routine legal proceedings that arise in the normal course of its business. The Group believes that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined), including the legal proceedings described above, will not materially affect the Group's operations, liquidity, or financial position taken as a whole. However, the ultimate outcome of any litigation is uncertain, and unfavorable outcomes could have a material adverse impact.

26. CONTINGENT LIABILITIES (CONTINUED)

Other Contingencies

Other contingent liabilities as at 31 December 2007 and 2006 consist of the following:

	Consolidated	
	2007	2006
	US$'000	US$'000
Contingent Liabilities		
Guarantees or counter-guarantees issued to outside parties	18,111	22,036
	18,111	22,036

27. LEASES

Operating leases

Non-cancellable future operating lease commitments as at 31 December 2007 and 2006, consist of the following:

	Consolidated			
	31 December 2007		31 December 2006	
	Land and Buildings US$'000	Plant and Equipment US$'000	Land and Buildings US$'000	Plant and Equipment US$'000
Payments due within:				
One year	6,595	15,347	5,093	6,037
Two to five years	9,551	32,660	8,894	9,902
After five years	1,805	2,226	2,142	-
	17,951	50,233	16,129	15,939

Description of operating leases

The Group has operating leases for land, buildings, plant and equipment with the following lease terms:

- 1 – 30 years for land and buildings with an average lease term of 7 years
- 1 – 5 years for machinery and equipment with an average lease term of 3 years
- 1 – 7 years for all other property with an average lease term of 3 years

The Group's property operating leases generally contain escalation clauses, which are fixed increases generally between 3% and 7%, or increase subject to a national index. The Group does not have any significant purchase options.

Contingent rental payments exist for certain pieces of equipment and are not significant compared with total rental payments. These are based on excess wear and tear and excess use.

The Group has no significant operating leases that are considered onerous other than $1,398,000 included in the restructuring and termination costs provision.

28. COMPANY SUBSIDIARIES AND ASSOCIATES

The principal subsidiaries and associates ownership percentage consist of the following:

Subsidiaries	Country of Incorporation	Business	31 December 2007	31 December 2006
A.C.N. 066 301 531 Pty Ltd (formerly Bradley Manufacturing (Pty) Ltd)	Australia	Tools and Equipment	100	100
North West Drilling Pty Ltd	Australia	Drilling Services	100	100
Votraint No. 1609 Pty Ltd	Australia	Drilling Services	100	100
Geoserv Pesquisas Geologicas S.A.	Brazil	Drilling Services	100	100
Boart Longyear Ltda	Brazil	Drilling Products	100	100
Boart Longyear (Pty) Ltd	Botswana	Drilling Products	100	100
Longyear Canada ULC (formerly McCarthy's Trust) (i)	Canada	Tools and Equipment Services	100	100
Boart Longyear S.A.	Chile	Tools, Equipment and Drilling Services	100	100
Boart Longyear Drilling Products Company (Wuxi) Ltd. (formerly Wuxi Boart Longyear Hardmetals Co. Ltd.)	China	Drilling Products and Services	100	100
Boart Longyear Spolka sro	Czech Republic	Concrete and Stone	100	100
Boart Longyear GmbH & Co Kg	Germany	Drilling Products and Services	100	100
Boart Longyear Vermogensverwaltung GmbH	Germany	Dormant	100	100
Boart Longyear (Germany) GmbH (ii)	Germany	Tools and Equipment	100	100
Boart Longyear Ltd	Ghana	Dormant	100	100
BLY Ghana Limited	Ghana	Drilling Services	100	100
Boart Longyear BV	Holland	Drilling Products	100	100
Boart Longyear International BV (iii)	Holland	Holding Company	100	100
Cooperatief Longyear Holdings UA	Holland	Holding Company	100	100
Longyear Calulo Holdings BV	Holland	Drilling Services	100	100
Boart Longyear India Private Ltd	India	Tools and Equipment	100	100
P.T. Boart Lonyear	Indonesia	Drilling Services	100	100
Boart Longyear Limited	Ireland	Drilling Products	100	100
Boart Longyear Limited	Laos	Drilling Services	100	100
BLY Mali S.A.	Mali	Drilling Services	100	100
Boart Longyear (NZ) Limited (iv)	New Zealand	Drilling Services	100	100
Longyear Holdings New Zealand, Ltd.	New Zealand	Holding Company	100	100
Boart Longyear AS	Norway	Drilling Products	100	100
Boart Longyear SAC	Peru	Drilling Products and Services	100	100
Boart Longyear Poland Spolka Z.o.o.	Poland	Drilling Products and Services	100	100
Longyear South Africa (Pty) Ltd	South Africa	Drilling Products and Services	100	100
Boart Longyear SA	Spain	Drilling Products and Services	100	100
Boart Longyear Limited	Thailand	Drilling Services	100	100
Boart (UK) Limited	United Kingdom	Dormant	100	100
Boart Longyear (Holdings) Ltd.	United Kingdom	Holding Company	100	100

28. COMPANY SUBSIDIARIES AND ASSOCIATES (CONTINUED)

Subsidiaries	Country of Incorporation	Business	31 December 2007	31 December 2006
Boart Longyear Limited	United Kingdom	Dormant	100	100
Boart Longyear (Investments) Ltd.	United Kingdom	Dormant	100	100
Dongray Industrial Limited	United Kingdom	Dormant	100	100
Boart Longyear Compnay	USA	Tools, Equipment and Drilling	100	100
Boart Longyear Consolidated Holdings Inc.	USA	Holding Company	100	100
Boart Longyear International Holdings Inc.	USA	Holding Company	100	100
Longyear Global Holdings, Inc.	USA	Holding Company	100	100
Longyear Holdings, Inc.	USA	Holding Company	100	100
Longyear TM, Inc.	USA	Holding Company	100	100
Prosonic Corporation	USA	Drilling Services	100	100
Boart Longyear Zambia Ltd.	Zambia	Drilling Services	100	100
BLI Zambia Ltd.	Zambia	Drilling Services	100	100
Boart Longyear RUS	Russia Federation	Drilling Services	100	100
Boart Longyear SAC	Peru	Drilling Products & Services	100	100
Boart Longyear Canada	Canada	Drilling Products & Services	100	100
Boart Longyear Alberta Limited	Canada	Holding Company	100	100
Boart Longyear Netherlands BV	Norway	Holding Company	100	100
Boart Longyear (D.R.C.) SPRL	Dem. Rep. of Congo	Drilling Products & Services	100	100
Boart Longyear Australia Holdings Pty Limited	Australia	Holding Company	100	100
Boart Longyear Australia Pty Ltd	Australia	Drilling Services	100	100
Boart Longyear Bermuda Limited	Bermuda	Holding Company	100	100
Boart Longyear Global Holdco, Inc	USA	Holding Company	100	100
Resources Services Holdco, Inc	USA	Holding Company	100	100
Boart Longyear Management Pty Ltd	Australia	Holding Company	100	100
Prosonic Deutschland GmbH, LLC	Germany	Drilling Services	100	100
Prosonic International, Inc.	USA	Drilling Services	100	100
Geoverse, Inc.	USA	Holding Company	100	100
Prosonic France SARL	France	Holding Company	100	100
Boart Longyear Investments Pty Ltd	Australia	Holding Company	100	100
Drillcorp Pty Ltd	Australia	Drilling Services	100	-
Grimwood Davies Pty Ltd	Australia	Drilling Services	100	-
Connors Argentina SA	Argentina	Drilling Services	100	-
Rentas de Exploracion I Limitada	Chile	Holding Company	100	-
Rentas de Exploracion II Limitada	Chile	Holding Company	100	-
Rentas de Exploracion III Limitada	Chile	Holding Company	100	-
Connors SA	Chile	Drilling Services	100	-
Patagonia Drill Mining Services S.A.	Argentina	Drilling Services	100	-
Patagonia Drill Inversiones Chile LTDA	Chile	Drilling Services	100	-
Portezuelo S.A.	Paraguay	Drilling Services	100	-
Inavel S.A.	Uruguay	Drilling Services	100	-

28. COMPANY SUBSIDIARIES AND ASSOCIATES (CONTINUED)

Subsidiaries	Country of Incorporation	Business	31 December 2007	31 December 2006
Boart Longyear (Zimbabwe) Ltd.	Zimbabwe	Dormant	100	100
Samuel Osborn Engineering Pty Ltd	Zimbabwe	Drilling Services	99	99
Boart Drilling & Contracting Ltd	Zimbabwe	Drilling Services	99	99
Associates				
Calulo Drilling (Pty) Ltd (a Black Economic Empowerment Company)	South Africa	Tools, Equipment and Drilling	-	39
Discontinued Subsidiaries				
Boart Ceramics GmbH	Germany	Hard Materials	-	-
Boart Longyear Spolka Z.o.o.	Poland	Tools and Equipment	-	-

(i) In 2006, Longyear Canada ULC succeeded from the merger of McCarthy's Trust (0723662 B.C.), Boart Longyear (Canada) Holdings Inc. and Boart Longyear Inc.

(ii) On 24 August 2006, Boart Longyear (Germany) GmbH succeeded from the merger of Boart Longyear Interfels GmbH with Boart Longyear (Germany) GmbH.

(iii) On 21 April 2006, Boart Longyear International BV succeeded from the merger of Longyear Group BV and Boart Longyear International BV

(iv) On 30 June 2006, Boart Longyear (NZ) Limited succeeded from the merger of Drillwell Holdings New Zealand, Ltd and Boart Longyear Ltd.

29. ACQUISITION OF OPERATIONS

During the financial year ended 31 December 2007 the Boart Longyear Group acquired the following entities:

On 10 January 2007, the Boart Longyear Group acquired certain assets of KWL Drillrig Engineering Pty Limited ("KWL"). KWL is located in Australia and its principal activity is designing and manufacturing reverse circulation rigs for use in the mining industry. The goodwill arising on the acquisition of KWL is attributable to the capability it provides the Boart Longyear Group to manufacture reverse circulation rigs and allow the Boart Longyear Group to expand the capacity of the reverse circulation operations in Western Australia.

On 23 January 2007, the Boart Longyear Group acquired 100% of issued share capital of Grimwood Davies Pty Limited. Grimwood Davies Pty Limited's principal activity is providing reverse circulation exploration drilling services, primarily in Western Australia. The goodwill arising on the acquisition of Grimwood Davies Pty Limited is attributable to the position it occupies as a significant reverse circulation driller in Western Australia, which provides the Boart Longyear Group with a tremendous opportunity to expand these services with other key accounts of the Boart Longyear Group, building on Boart Longyear Group's already significant reverse circulation drilling services presence in Western Australia.

On 31 January 2007, the Boart Longyear Group acquired 100% of the issued share capital of Connors S.A. ("Connors Chile") and Connors Argentina S.A. ("Connors Argentina"). Connors Chile is a mineral exploration drilling service provider in Chile operating with 25 rigs in both the underground and surface markets. Connors Argentina is a mineral exploration drilling service provider in the Argentine market operating with 9 rigs. The goodwill arising on the acquisition of Connors Chile is attributable to the entry it provides the Boart Longyear Group into the Chilean underground market and the opportunity to consolidate the Boart Longyear Group's operation in Chile into Connors Chile. The goodwill arising on the acquisition of Connors Argentina is attributable to the entry it provides the Boart Longyear Group into the Argentine surface exploration market, and is an excellent opportunity for the Boart Longyear Group to expand theses services and further penetrate the Argentine exploration market.

On 31 December 2007, the Boart Longyear Group acquired 100% of the issued share capital of Patagonia Drilling. Patagonia Drilling is a minerals exploration services provider in the Latin America region operating 13 rigs. Accounting for this acquisition has been determined provisionally at 31 December 2007. The goodwill arising on the acquisition of Patagonia Drilling is attributable to the experienced labour force, the position of the company in the Argentine reverse circulation drilling segment and the benefit of combining business with the Boart Longyear Argentine operations. Reverse circulation drilling has higher barriers to entry than conventional diamond drilling. The capital costs are greater and this method of drilling requires a unique skill set of the drillers

All of these acquisitions were accounted for as purchase transactions and the consolidated profit and loss amounts includes the operations of the acquisitions from the date of acquisition through 31 December 2007.

The net profit contributed by these acquisitions in the period between the dates of acquisition and the reporting date were approximately $9,414,000. Had the acquisitions been completed on 1 January 2007, total consolidated revenue for the period would have been $1,591,000,000 and consolidated profit for the period would have been $82,672,000,

29. ACQUISITION OF OPERATIONS (CONTINUED)

. The net assets acquired in these business combinations, and the goodwill arising, are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value US$'000
Net assets acquired			
Cash and cash equivalents	4,168	-	4,168
Trade and other receivables	9,703	-	9,703
Inventories	6,916	-	6,916
Other assets	2,234	-	2,234
Intangible assets	-	10,460	10,460
Property, plant and equipment	13,668	4,882	18,550
Trade and other payables	(10,893)	-	(10,893)
Deferred tax liabilities	(520)	(3,976)	(4,496)
Finance lease	(2,930)	-	(2,930)
	22,346	11,366	33,712
Goodwill arising on the acquisition			**62,276**
Total consideration			95,988
Net cash outflow arising on acquisition:			
Total Consideration			(95,988)
Deferred consideration			387
Cash and cash equivalents acquired			4,168
			(91,433)

During the financial year ended 31 December 2006 the Boart Longyear Group acquired the following entities:

On 1 August 2006, the Group acquired 100% of the shares of North West Drilling Pty Limited ("North West Drilling") and purchased assets of Graham Kluck Management and Investments Pty Ltd. North West Drilling, a privately owned Australian-based drilling services company located in Perth, Australia, operates surface rigs in Western Australia and primarily services the iron ore sector in the Pilbara region.

On 20 October 2006, the Group acquired 100% of the shares of Drillcorp Ltd ("Drillcorp"), a mineral drilling services provider. Drillcorp is located in Perth, Australia and operates multi-purpose diamond core drill rigs and reverse circulation rigs in Western Australia.

On 6 December 2006, the Group acquired 100% of the shares of Prosonic Corporation ("Prosonic"), a sonic drilling services provider. Prosonic, headquartered in Marietta, Ohio, is a provider of essential drilling services and drilling products for the global mining industry and performs drilling services for water exploration, environmental, and oil sands exploration drilling.

All of these acquisitions were accounted for as purchase transactions and the consolidated profit and loss amounts includes the operations of the acquisitions from the date of acquisition through 31 December 2006.

29. ACQUISITION OF OPERATIONS (CONTINUED)

The net assets acquired and the total cost of the acquisitions during 2006 are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value US$'000
Net assets acquired			
Cash and cash equivalents	1,151	-	1,151
Trade and other receivables	17,236	-	17,236
Inventories	8,907	937	9,844
Other assets	1,121	182	1,303
Intangible assets	-	11,407	11,407
Property, plant and equipment	39,077	9,329	48,406
Trade and other payables	(12,264)	-	(12,264)
Deferred tax liabilities	-	(5,710)	(5,710)
Finance lease	(8,623)	-	(8,623)
	46,605	16,145	62,750
Goodwill arising on the acquisition			**122,253**
Total consideration			185,003
Net cash outflow arising on acquisition:			
Total consideration			(185,003)
Deferred consideration			38,364
Cash and cash equivalents acquired			1,151
			(145,488)

The results contributed by these acquisitions in the period between the dates of acquisition and the reporting date were approximately $3,345,000. Had the acquisitions been completed on 1 January 2006, total consolidated revenue for the period would have been $1,200,000,000, and consolidated loss for the period would have been $73,744,000.

30. DISPOSAL OF OPERATIONS

During the financial year ended 31 December 2007 the Boart Longyear Group disposed of the following operations:

MCE Australia

On 1 August 2007, the Boart Longyear Group announced the sale of the Mining Capital Equipment ("MCE") division in Australia for $8,800,000. The disposal is consistent with the Boart Longyear Group's long-term policy to focus its activities on higher return, core business opportunities. The MCE Australia division was not considered a core business and earned lower returns than the core business lines.

30. DISPOSAL OF OPERATIONS (CONTINUED)

Hardmaterials and Softrock tools division – ("HMS") produces mining inserts used as the wear components for rotary percussive drill bits, soft rock cutting tools for coal and other soft minerals, road planning picks (used for removal of road surface materials), specialty-engineered wear products made of tungsten carbide and steel composites and ceramics used for a variety of wear and high tech applications. The primary Hardmaterials and Softrock tools manufacturing facilities are located in Germany and South Africa, supported by production in China. On 24 April 2006, the division was sold for a total consideration of $66,525,000, resulting in a loss on the sale of $7,391,000, which includes disposal costs of $3,384,000. The loss is recorded in the income statement within the discontinued operations for the year ended 31 December 2006.

The Hardmaterials and Softrock net assets disposed of are as follows:

Net assets disposed:	**2006 US$'000**
Current assets:	
Cash and cash equivalents	1,143
Trade and other receivables	15,755
Inventories	29,117
Total current assets	46,015
Noncurrent assets:	
Property, plant and equipment	51,209
Other assets	80
Total non-current assets	51,289
Trade and other payables	(26,017)
Provisions	(755)
Net assets disposed	70,532
Disposal costs	3,384
Loss on disposal	(7,391)
Total proceeds	66,525
Net cash disposed	(1,143)
Net cash inflow from disposal of subsidiaries	65,382

Mining Capital Equipment ("MCE") – MCE Poland produces drill rigs for underground tunneling. On 20 April 2006, the Group sold its shares in Boart Longyear Sp.Z.o.o. for total consideration of $5,200,000, subject to working capital adjustments, recording a gain of $740,000 on the sale.

30. DISPOSAL OF OPERATIONS (CONTINUED)

The combined results of the discontinued operations that have been included in the income statement are as follows. The comparative profit (loss) from the cash flows from discontinued operations have been re-presented to include those operations classified as discontinued in the current period:

	Consolidated
	2006
	US$'000
Loss from discontinued operations:	
Revenue	25,512
Cost of goods sold	(22,774)
Gross margin	2,738
General and administrative expenses	(3,446)
Other income	2
Operating loss	(706)
Loss on the disposal of the operations	(7,391)
Attributable income tax expense	1,774
	(5,617)
Loss for the year from discontinued operations	(6,323)

31. ASSETS CLASSIFIED AS HELD FOR SALE

The Group has assets and liabilities directly associated with the assets held for sale for the MCE South Africa and Diamond Wire businesses. The impending disposal is consistent with the Group's long-term policy to focus its activities on higher return, core business opportunities. These divisions are not considered a core business and earned lower returns than the core business lines.

On reclassification of these operations to assets held for sale, the Group has not recognised any impairment losses. These divisions have been classified and accounted for at 31 December 2007 as a disposal group held for sale.

32. NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of.cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	Consolidated		Parent
	2007	2006	2007
	US$'000	US$'000	US$'000
Cash and cash equivalents	87,548	26,547	1,087
Bank overdraft	-	(1,017)	-
	87,548	25,530	1,087
Cash and cash equivalents attributable to discontinued operations	-	-	-
	87,548	25,530	1,087

(b) Business acquired

During the financial year ended 31 December 2007, the Group acquired four businesses. The net cash outflow for acquisitions was $91,443,000. Refer to Note 29 for further details. In addition, there was a final payment of $38,364,000 related to a 2006 acquisition.

(c) Business disposed

During the financial year ended 31 December 2007, the Group disposed of its MCE Australia, Diamond Blades, Interfels, Zimbabwe and Calulo Drilling Pty Ltd businesses. During the financial year ended 31 December 2006 the Group disposed of its Hardmaterials and Softrock tools division and the MCE Poland businesses. Details of the disposal are as follows:

	Consolidated	
	2007	2006
	US$'000	US$'000
Cash and cash equivalents	10,053	71,725
Deferred sales proceeds	-	-
	10,053	71,725

32. NOTES TO THE CASH FLOW STATEMENT (CONTINUED)

(c) Business disposed (continued)

	Consolidated	
	2007 US$'000	2006 US$'000
Book value of net assets sold		
Cash and cash equivalents	-	1,143
Trade and other receivables	9,331	18,391
Inventories	3,558	32,009
Property, plant and equipment	69	53,219
Other non-current assets	-	80
Trade and other payables	(6,317)	(29,960)
Net assets disposed	6,641	74,882
Disposal costs	194	3,494
Gain (loss) on disposal	3,218	(6,651)
	10,053	71,725
Net cash inflow on disposal		
Cash and cash equivalents consideration	10,053	71,725
Less cash and cash equivalent balances disposed of	-	(1,143)
	10,053	70,582

32. NOTES TO THE CASH FLOW STATEMENT (CONTINUED)

(d) Reconciliation of Group net profit (loss) for the year to net cash inflow (outflow) from operating activities

	Consolidated		Parent
	2007 US$'000	2006 US$'000	2007 US$'000
Profit (Loss) for the year	81,115	(88,971)	7,509
Adjustments provided by operating activities:			
(Gain) loss on sale or disposal of non-current assets	272	(7,708)	-
(Gain) loss on disposal of business	(3,218)	6,651	-
Depreciation and amortisation	59,848	49,772	-
Foreign exchange gain	(6,506)	(6,752)	-
Interest income received and receivable	-	(1,877)	-
Impairment of non-current assets	-	7,664	-
Fair value gain on derivatives	4,871	9,093	-
Share-based compensation	775	7,228	-
Amortisation and write off of debt issuance costs	27,096	30,530	
Write off of debt issuance costs	-	660	
Interest included in financing activities	37,332	-	-
IPO costs expensed included in financing activities	5,207	-	5,207
Debt early termination costs included in financing	5,600	-	-
Increase (decrease) in current tax payable	(9,394)	14,497	7,210
Increase (decrease) in deferred tax balances	8,140	(47,889)	2,778
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:			
(Increase) decrease in assets:			
Trade and other receivables	(24,025)	(71,630)	(15,805)
Inventories	(46,326)	(20,646)	-
Other assets	(6,187)	(7,522)	-
Increase (decrease) in liabilities:			
Trade and other payables	46,082	87,410	8,533
Provisions	(22,904)	(2,071)	-
Net cash from (used in) operating activities	157,778	(41,561)	15,432

(e) Non-cash flow items

	2007 US$'000	2006 US$'000	2007 US$'000
Increase in intangible assets	-	13,168	-
Change in purchases of property, plant and equipment in trade and other payables	4,711	11,216	-
Non-cash movement	4,711	24,384	-

Of the total IPO proceeds of $2,253,201,000, the amount of $329,749,000 was non-cash and consists of ordinary shares in Boart Longyear Limited that were issued to previous shareholders of RSHI.

33. SHARE-BASED PAYMENTS

The Group has established a Long-term Incentive Plan ("LTIP") to assist in retaining key executives and encouraging a superior performance on a sustained basis. The incentive provided under the LTIP is an annual grant of two tranches of performance rights that will vest based on the satisfaction of both performance-based and time-based conditions. Vested rights will convert to ordinary fully paid shares on a one-for-one basis.

Under the terms of the LTIP, the first tranche of rights vests upon the achievement of the cumulative EPS growth targets set by the Board. The Board will set a minimum and maximum EPS target for each financial year during the three-year vesting period. Vesting will be determined by the Group's performance against cumulative EPS targets for the relevant three-year period. Partial vesting occurs on a pro-rata basis if the cumulative three-year minimum EPS growth target is surpassed. Full vesting occurs only if the Group's EPS growth meets or exceeds the maximum cumulative EPS growth target for the three-year period. Participants must also remain employed during the EPS period. The second tranche of rights vests upon continuous employment with the Group from the grant date until the third anniversary of the grant date.

The first grants were made during 2007 to five senior employees of the Group. The share-based expense recorded during the year ended 31 December 2007 was $139,000.

In addition, prior to the IPO, there were 643,240 restricted shares granted to Board members in consideration of services performed. The share-based expense recorded during the year ended 31 December 2007 was $231,000.

The following table shows the share-based payment arrangements that were in existence at 31 December 2007:

Series	Number	Grant Date	Vesting Date	Fair Value at Grant Date
(1) Issued 12 April 2007	643,240	12-Apr-07	12-Apr-10	1.53
(2) Issued 17 September 2007	432,000	17-Sep-07	1-Jul-10	1.81
(3) Issued 17 September 2007	174,000	17-Sep-07	1-Sep-10	1.81

The fair value of the rights were determined using the Monte Carlo simulation model using the following inputs:

Inputs into the model	Series 1	Series 2	Series 3
Grant date share price	1.53	1.81	1.81
Expected volatility	35.95%	35.95%	36.93%
Life of rights	36 months	33.5 months	35.5 months
Dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	6.42%	6.16%	6.16%

Upon the acquisition by Advent and Bain from Anglo on 29 July 2005, Longyear Global Holdings, Inc. (LGHI) implemented an equity incentive plan under which Class A Restricted Stock and share options were authorised to be issued. The restricted shares vested 20% after the first year and then 10% each quarter thereafter. All restricted shares became fully vested upon a change in control, including a trade sale or IPO. The unvested Class A Restricted Stock could not be transferred under the plan and, upon vesting a transfer could be made only in accordance with the terms of the Investors Rights Agreement. The award agreement for restricted shares under the Longyear Global Holdings, Inc. 2005 Equity Incentive Plan contained noncompetition and nonsolicitation provisions during the term of employment and for the 18 months after grant date. The maximum number of restricted shares and options authorised to be issued was 1,278,333.

On 29 July 2005, the Group issued 823,246 shares of Class A Restricted Stock which would vest on 28 July 2008, with a fair value of $2.00 per share, for a purchase price of $1.00 per share. On 10 October 2005, the Group issued an additional 204,534 shares of Class A Restricted Stock which would vest on 9 October 2008, with a fair value of $27.00 per share for a purchase price of $1.00 per share. The fair values were determined through a valuation by an independent valuation company. The difference between the fair value per share and the purchase price per share was being amortised on a straight-line basis over the vesting period resulting in an increase in compensation expense and an increase in additional paid in capital over the vesting periods.

33. SHARE-BASED PAYMENTS (CONTINUED)

With the change of control on 6 October 2006, all outstanding restricted stock became vested. Because of the accelerated vesting, a compensation expense of $5,558,000 was recorded on 6 October 2006.

Prior to the transaction on 6 October 2006, LGHI also issued share options to key employees. Prior to the change in control on 6 October 2006, the fair value of the options granted was being amortised on a straight-line basis over the vesting period. The details of the LGHI options are described below:

	Tier One share options granted to key employees	Tier Two share options granted to key employees
Nature of the arrangement	Share options granted to key employees	Same as Tier One
Dates of grant	16 January 2006 - 18 April 2006	21 August 2006
Number of instruments granted	125,319	38,363
Maximum number of options	No more than 1,278,333 under Tier One options, Tier Two options and restricted shares	No more than 1,278,333 under Tier One options, Tier Two options and restricted shares
Exercise price	$51	$89
Share price at the dates of grant	$25.65 in January $31.76 in March/April	$99.43
Contractual life (years)	10	10
Vesting conditions	20% after 1st year, 10% each quarter thereafter upon continuous employment, or Full vesting upon a change in control, including a trade, sale or IPO	Same as Tier One
Settlement	Shares	Shares
Valuation model	Black-Scholes-Merton	Black-Scholes-Merton
Expected volatility	40%	40%
Expected option life at grant date (years)	6 years	5.75 years
Risk-free interest rate	4.45%	4.84%
Expected dividend yield	0%	0%
Fair value of granted instrument determined at the grant date	$6.46 in January; $9.78 in March/April	$11.43

All outstanding Tier One and Tier Two options became fully vested as a result of the Group restructuring on 6 October 2006. The Group recorded compensation expense of $1,439,000 related to the vesting of the outstanding options.

As part of the Group restructuring on 6 October 2006, holders of Class A restricted stock were entitled to cash consideration of $99.43 per share. Management members were also offered the option to exchange their shares for the newly issued Class A shares of the Group. As a result, approximately 50% of the Class A restricted shares were converted into newly issued common stock of the Group at its face value of $1,000 per share, and the remaining shares were sold to the Group for $99.43 per share as part of the merger transaction. The exchanged Group stock was fully vested, but the employees agreed to certain restrictions on their ability to sell the stock.

All outstanding Tier One and Tier Two share options were automatically cancelled and converted into the right to receive cash equal to the intrinsic value of the options. Option holders could also elect to convert a percentage of the intrinsic value into fully vested share options under a new Equity Incentive Plan issued by RSHI with the same intrinsic value.

33. SHARE-BASED PAYMENTS (CONTINUED)

The Tier One optionees received a cash payout of approximately $2,300,000 for a portion of their holdings. The balance was exchanged for replacement Tier One options with an exercise price of $250 per share. The Tier Two optionees exchanged all of their options for replacement Tier Two options with a new exercise price of $770 per share. A total of 4,971,000 shares of replacement Tier One options and 1,742,000 shares of replacement Tier Two options were issued. The total intrinsic value of the cancelled options that were exchanged was $4,129,000 on the date of exchange. The replacement options granted carried an additional fair value of $107 compared to the fair value of the old options converted on 6 October 2006. This additional fair value was recorded as compensation expense on 6 October 2006.

The details of the replacement RSHI options are described below:

	Tier One Share Options Granted to Key Employees	Tier Two Share Options Granted to Key Employees
Nature of the arrangement	Replacement share options exchanged for old Tier One options under LGHI	Same as Tier One
Dates of grant	6 October 2006	6 October 2006
Number of instruments granted	4,971	1,742
Maximum number of options	No more than 10,000 for both Tier One and Tier two options	No more than 10,000 for both Tier One and Tier two options
Exercise price	$250	$770
Share price at the dates of grant	$1,000	$1,000
Contractual life (years)	10	10
Vesting conditions	100% vested upon grant, but no exercise for 12 months, or until an IPO	Same as Tier One
Settlement	Shares	Shares
Valuation model	Black-Scholes-Merton	Black-Scholes-Merton
Expected volatility	40%	40%
Expected option life at grant date (years)	.26 years	.26 years
Risk-free interest rate	4.84%	4.84%
Expected dividend yield	0%	0%
Fair value of granted instrument determined at the grant date	$755.44	$267.01

The following information applies to RSHI options outstanding at 31 December 2006:

	Exercise prices	Number of options	Remaining Life Expected	Remaining Life Contractual
Tier One	$250	4,971	0.26 year	9.76 years
Tier Two	$770	1,742	0.26 year	9.76 years

33. SHARE-BASED PAYMENTS (CONTINUED)

A reconciliation of movements in the number of share options can be summarised as follows:

	Tier One		Tier Two	
	Number of options	Weighted avg exercise price	Number of options	Weighted avg exercise price
LGHI Options outstanding at 1 January 2006	-	N/A	-	N/A
LGHI options granted	125,319	51	38,363	89
LGHI options cancelled	(125,319)	51	(38,363)	89
RSHI options granted	4,971	250	1,742	770
RSHI options outstanding at 31 December 2006	4,971	250	1,742	770
Exercisable at year-end	-	-	-	-

The total expenses recognised for share-based payments were $7,228,000 for the year ended 31 December 2006.

34. KEY MANAGEMENT PERSONNEL COMPENSATION

Details of key management personnel

The directors and other members of key management personnel of the Group during the year were:

- Graham Bradley (Chairman, non-executive director) appointed 21 February 2007
- Bruce Brook (Non-executive director) appointed 21 February 2007
- Geoff Handley (Non-executive director) appointed 21 February 2007
- David McLemore (Non-executive director), appointed 21 February 2007
- Peter St. George (Non-executive director) appointed 21 February 2007
- Neil Upfold (Non-executive director) appointed 2 January 2007, resigned 21 February 2007)
- Robin Bishop (Non-executive director) appointed 2 January 2007, resigned 21 February 2007)
- Nicholas Atkins (Non-executive director) appointed 2 January 2007, resigned 21 February 2007)
- Paul Brunner (Chief Executive Officer and Executive Director)
- Ron Sellwood (Chief Financial Officer, resigned 31 October 2007)
- Holm Oostveen (Senior Vice President, Sales, resigned 31 May 2007)
- Craig Kipp (Chief Operating Officer)
- Patrick Johnson (Senior Vice President, Human Resources)
- Fabrizio Rasetti (Senior Vice President, General Counsel and Secretary)
- Terrance Dolan (Senior Vice President, Business Development and Marketing)
- Scott Alexander (Vice President of Global Drilling Services)
- Michael Birch (Vice President of Global Products)

34. KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

The aggregate compensation made to key management personnel of the Group is set out below.

	Consolidated		Parent
	2007	2006	2007
	US$	US$	US$
Short-term employee benefits	5,879,673	3,856,635	840,866
Post-employment benefits	116,795	17,700	62,520
Other long-term benefits	188,000	181,629	-
Termination benefits	684,647	-	-
Share-based payment	268,511	3,083,100	230,511
	7,137,626	7,139,064	1,133,897

35. RELATED PARTY TRANSACTIONS

(a) Transactions with key management personnel

(i) Key management personnel compensation

Details of key management personnel compensation are disclosed in Note 34 to the financial statements.

(ii) Other transactions with key management personnel of the Group.

Details of other transactions with key management personnel are disclosed in Note 33 of the financial statements.

(iii) Key management personnel equity holdings

Details of key management personnel equity holdings are disclosed below.

	Balance at 1 January No.	Issued during year No.	Balance at 31 December No.
2007			
Graham Bradley	-	2,383,782	2,383,782
Bruce Brook	-	154,053	154,053
Geoff Handley	-	86,486	86,486
David McLemore	-	808,609	808,609
Peter St. George	-	289,188	289,188
Paul Brunner	-	16,869,839	16,869,839
Scott Alexander	-	588,918	588,918
Michael Birch	-	664,596	664,596
Patrick Johnson	-	1,430,973	1,430,973
Craig Kipp	-	10,214,626	10,214,626
Holm Oostveen	-	1,070,744	1,070,744
Fabrizio Rasetti	-	984,121	984,121
Ron Sellwood	-	5,522,683	5,522,683

35. RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Transactions with related parties

Transactions with other related parties consist of the following:

	Consolidated	
	2007 US$'000	2006 US$'000
Fees paid to certain shareholders and their representatives	67,354	34,419
Merger consideration paid to Advent, Bain and management	-	991,546
Capital contributions from Advent, Bain RSN BV and management	-	448,359

(c) Transactions with controlled entities

Transactions between Boart Longyear Limited and its controlled entities in the year included:

	Consolidated	
	2007 US$'000	2006 US$'000
Short-term amounts owed by Directors, Executives, Management and Employees included in accounts receivable	-	134
Long-term borrowings owed by Calulo Drilling (Pty) Ltd	-	169
Long-term borrowings owed by Directors, Executives, Management and Employees	-	12

36. GROUP RESTRUCTURING

During 2007, the Boart Longyear Group completed a group restructuring that resulted in a new corporate structure. In summary, the group restructuring consisted of:

- Certain entities included within the U.S. tax consolidated group selling wholly owned subsidiaries to wholly owned Australian subsidiaries of Boart Longyear Limited; and
- Repayment of existing external borrowings and drawdown of new borrowings in Canada and Australia.

37. REMUNERATION OF AUDITORS

	Consolidated		Parent
	2007 US$	2006 US$	2007 US$
Auditor of the parent entity			
Audit or review of the financial report	775,000	-	775,000
Preparation of the tax return	11,000	-	11,000
	786,000	-	786,000
Related practice of the parent entity auditor			
Audit or review of the financial report	6,115,000	10,554,000	-
Tax services	1,397,000	916,000	-
Due diligence and other related services	738,000	472,000	-
Assistance with the preparation of tax returns	410,000	263,000	-
	8,660,000	12,205,000	-

The auditor of Boart Longyear Limited is Deloitte Touche Tohmatsu.

38. SUBSEQUENT EVENTS

On 22 February 2008, the Group entered into an agreement to acquire 100% of Britton Brothers Diamond Drilling Ltd. As the acquisition was only completed on 22 February 2008, the necessary market valuations and other calculations have not been finalised and therefore the fair values of the assets acquired (including identifiable assets), liabilities, contingent liabilities assumed and goodwill arising as part of the business combination have not yet been determined.

SUPPLEMENTARY INFORMATION

Additional stock exchange information as at 25 February 2008.

Number of holders of equity securities

(a) Ordinary share capital

1,502,862,459 fully paid ordinary shares are held by 15,425 individual shareholders.
All issued ordinary shares carry one vote per share, however partly paid shares do not carry the rights to dividends.

(a) Share rights

606,000 rights are held by 5 individual note holders.
Convertible notes do not carry a right to vote.

Distribution of holders of equity securities

	Fully paid ordinary shares	Share rights
1-1000	1,259	-
1,001-5000	5,225	-
5,001-10,000	3,604	-
10,001-100,000	5,066	-
100,001 and over	271	5
	15,425	5

SUPPLEMENTARY INFORMATION (CONTINUED)

Substantial shareholders

Ordinary shareholders	Fully paid ordinary shares Number	Percent of Issued Capital Percent
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	296,893,475	19.8%
J P MORGAN NOMINEES AUSTRALIA LIMITED	291,586,030	19.4%
NATIONAL NOMINEES LIMITED	209,134,418	13.9%
CITICORP NOMINEES PTY LIMITED	106,242,678	7.1%
ANZ NOMINEES LIMITED	68,538,520	4.6%
QUEENSLAND INVESTMENT CORPORATION	45,315,698	3.0%
COGENT NOMINEES PTY LIMITED	23,249,581	1.5%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA	22,928,607	1.5%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	14,228,225	0.9%
AMP LIFE LIMITED	12,980,971	0.9%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 3	12,916,624	0.9%
UBS NOMINEES PTY LTD	9,473,463	0.6%
CITICORP NOMINEES PTY LIMITED	8,862,892	0.6%
COGENT NOMINEES PTY LIMITED	8,832,403	0.6%
UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	7,488,723	0.5%
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED	5,735,909	0.4%
IAG NOMINEES PTY LIMITED	5,320,743	0.4%
BOND STREET CUSTODIANS LIMITED	4,743,818	0.3%
ECAPITAL NOMINEES PTY LIMITED	4,598,088	0.3%
RBC DEXIA INVESTOR SERVICES	4,411,457	0.3%
	1,163,482,323	77.4%

Company Secretary
Fabrizio Rasetti
Duncan Glasgow

Registered office
919 - 929 Marion Road
Mitchell Park SA 5043
Australia
Tel: +61 (8) 8375 8375

Principal administration ofi
2640 West 1700 South
Salt Lake City, Utah 84104
United States of America
Tel: +1 (801) 972 6430

Share registry
Link Market Services Limited
Level 12
680 George Street
Sydney NSW Australia 2000
Tel: +61 (2) 8280 7111

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